Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the fiscal year ended October 31, 2009, compared to the preceding two years. This MD&A should be read in conjunction with our Consolidated Financial Statements and related notes and is dated December 3, 2009. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

Additional information about us, including our 2009 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

6	Overview
	6	Selected financial and other highlights
	7	About Royal Bank of Canada
	7	Vision and strategic goals
	8	Overview and outlook

10	Financial performance
	10	Overview
	11	Results of operations

14	Quarterly financial information
	14	Fourth quarter 2009 performance
	14	Results and trend analysis

16	Business segment results
	16	Results by business segment
	16	How we measure and report our business segments
	17	Canadian Banking
	20	Wealth Management
	23	Insurance
	26	International Banking

	28	Capital Markets
	31	Corporate Support

32	Results by geographic segment

33	Financial condition
	33	Condensed balance sheets
	33	Off-balance sheet arrangements

37	Risk, capital and liquidity management
	37	Overview
	40	Credit risk
	43	Credit quality performance
	45	Market risk
	47	Operational risk
	48	Capital management
	52	Liquidity and funding management

54	Overview of other risks
	54	Reputation risk
	54	Regulatory and legal risk

	55	Insurance risk
	55	Environmental risk
	56	Additional risk factors that may affect future results

57	Additional financial information
	57	Total RBC available-for-sale portfolio
	58	CICA section 3855 – reclassification of securities to loans
	59	Market environment impacts

61	Key performance and non-GAAP measures

63	Accounting and control matters

67	Related party transactions

68	Supplemental information

See our Glossary for definitions of terms used throughout this document.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our medium-term objectives, our vision and strategic goals, the 2010 economic and market outlook for the Canadian, U.S. and global economies, the outlook and priorities for each of our business segments, and liquidity and funding management. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our vision and strategic goals and medium-term objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “forsee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our medium-term objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational and liquidity and funding risks, and other risks discussed in the Risk, capital and liquidity management and Overview of other risks sections; general business, economic and financial market conditions, including the ongoing impact from the market environment, the lack of liquidity in certain markets, the level of activity and volatility of the capital markets and recessionary conditions in Canada, the United States and certain other countries in which we conduct business; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and development and integration of our distribution networks.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk, capital and liquidity management and Overview of other risks sections.

Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

Management’s Discussion and Analysis             Royal Bank of Canada Annual Report 2009            5

Overview

Selected financial and other highlights						Table 1
(C$ millions, except per share, number of and percentage amounts)	2009	2008	2007	2009 vs. 2008 Increase (decrease)
Total revenue	$29,106	$21,582	$22,462	$7,524		34.9%
Provision for credit losses (PCL)	3,413	1,595	791	1,818		114.0%
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	4,609	1,631	2,173	2,978		182.6%
Non-interest expense	14,558	12,351	12,473	2,207		17.9%
Goodwill impairment charge	1,000	–	–	1,000		n.m.
Net income before income taxes and non-controlling interest in subsidiaries	5,526	6,005	7,025	(479)		(8.0)%
Net income	$3,858	$4,555	$5,492	$(697)		(15.3)%
Segments – net income (loss)
Canadian Banking	$2,663	$2,662	$2,545	$1		–
Wealth Management	583	665	762	(82)		(12.3)%
Insurance	496	389	442	107		27.5%
International Banking	(1,446)	(153)	242	(1,293)		n.m.
Capital Markets	1,768	1,170	1,292	598		51.1%
Corporate Support	(206)	(178)	209	(28)		n.m.
Net income	$3,858	$4,555	$5,492	$(697)		(15.3)%
Selected information
Earnings per share (EPS) – basic	$2.59	$3.41	$4.24	$(.82)		(24.0)%
EPS – diluted	$2.57	$3.38	$4.19	$(.81)		(24.0)%
Return on common equity (ROE) (1)	11.9%	18.1%	24.7%	n.m.		(620) bps
Return on risk capital (RORC) (2)	19.5%	29.6%	37.4%	n.m.		(1,010) bps
Net interest margin (NIM) (3)	1.65%	1.39%	1.33%	n.m.		26 bps
Specific PCL to average net loans and acceptances	.97%	.53%	.33%	n.m.		44 bps
Gross impaired loans (GIL) as a % of loans and acceptances	1.86%	.96%	.45%	n.m.		90 bps
Capital ratios and multiples (4)
Tier 1 capital ratio	13.0%	9.0%	9.4%	n.m.		400 bps
Total capital ratio	14.2%	11.0%	11.5%	n.m.		320 bps
Assets-to-capital multiple	16.3X	20.1X	20.0X	(3.8	)X	n.m.
Tangible common equity (Tier 1 common capital) ratio (5)	9.2%	6.5%		n.m.		270 bps
Selected balance sheet and other information
Total assets	$654,989	$723,859	$600,346	$(68,870)		(9.5)%
Securities	186,272	171,134	178,255	15,138		8.8%
Retail loans (6)	205,224	195,455	169,462	9,769		5.0%
Wholesale loans (6)	78,927	96,300	69,967	(17,373)		(18.0)%
Deposits	398,304	438,575	365,205	(40,271)		(9.2)%
Average common equity (1)	30,450	24,650	21,850	5,800		23.5%
Average risk capital (2)	18,600	15,050	14,450	3,550		23.6%
Risk-adjusted assets (4)	244,837	278,579	247,635	(33,742)		(12.1)%
Assets under management (AUM)	249,700	226,900	161,500	22,800		10.0%
Assets under administration (AUA) – RBC	648,800	623,300	615,100	25,500		4.1%
– RBC Dexia IS (7)	2,484,400	2,585,000	2,713,100	(100,600)		(3.9)%
Common share information
Shares outstanding (000s) – average basic	1,398,675	1,305,706	1,273,185	92,969		7.1%
– average diluted	1,412,126	1,319,744	1,289,314	92,382		7.0%
– end of period	1,417,610	1,341,260	1,276,260	76,350		5.7%
Dividends declared per share	$2.00	$2.00	$1.82	$–		n.m.
Dividend yield (8)	4.8%	4.2%	3.3%	n.m.		60 bps
Common share price (RY on TSX) – close, end of period	$54.80	$46.84	$56.04	$7.96		17.0%
Market capitalization (TSX)	77,685	62,825	71,522	14,860		23.7%
Business information (number of)
Employees (full-time equivalent)	71,186	73,323	64,815	(2,137)		(2.9)%
Bank branches	1,761	1,741	1,541	20		1.1%
Automated teller machines (ATM)	5,030	4,964	4,419	66		1.3%
Period average US$ equivalent of C$1.00 (9)	$.858	$.969	$.915	$(.111)		(11.5)%
Period-end US$ equivalent of C$1.00	.924	.830	1.059	.09		11.3%

(1)	Average common equity and ROE are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion on Average risk capital and RORC, refer to the Key performance and non-GAAP measures section.
(3)	NIM is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	2009 and 2008 capital ratios and risk-adjusted assets were calculated using the Basel II framework, 2007 capital ratios and risk-adjusted assets were calculated using the Basel I framework, Basel I and Basel II are not directly comparable. For further discussion about Basel II, refer to the Capital management section.
(5)	For further discussion, refer to the Key performance and non-GAAP measures section.
(6)	Retail and wholesale loans do not include allowance for loan losses.
(7)	Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.
(8)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(9)	Average amounts are calculated using month-end spot rates for the period.
n.m.	not meaningful

6             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 53 other countries.

Our five business segments, listed below, are supported by Corporate Support.

ROYAL BANK OF CANADA

Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets
• Personal Financial Services • Business Financial Services • Cards and Payment Solutions	• Canadian Wealth Management • U.S. & International Wealth Management • Global Asset Management	• Canadian Insurance • U.S. Insurance • International & Other Insurance	• Banking • RBC Dexia IS	• Capital Markets Sales and Trading • Corporate and Investment Banking

Corporate Support

• Operations	• Technology	• Functions

Vision and strategic goals

Our business strategies and actions are guided by our vision of “Always earning the right to be our clients’ first choice.”

Our clear commitment to our vision and long-term strategy reflects our diversified business model, our strong balance sheet, a comprehensive approach to risk management, and an approach that puts the client at the centre of all our business activities. As we continually strive to be a top performing bank that delivers sustainable, profitable growth and top quartile results for our shareholders, we are focused on our three strategic goals outlined below. We continued to make progress on these goals, as highlighted in the following table, despite the challenging economic and market conditions that persisted in 2009.

Strategic goals	Progress made during 2009

In Canada, our goal is to be the undisputed leader in financial services.	•

Announced the WestJet RBC MasterCard, a new travel rewards card offering rewards to clients who travel in North America and the Caribbean on WestJet. This will make us the first large Canadian financial institution to offer both MasterCard and Visa.

	•	Launched RBC International Remittance, a new remittance service that gives Canadian clients an economical and secure means to transfer money in various currencies to family and friends abroad.
•

Introduced ‘Practice Accounts’ through RBC Direct Investing, allowing clients to experiment with investment strategies without putting their own money at risk. This is the first integrated offering of its kind by a Canadian self-directed brokerage.

•

Continued to be the largest mutual fund company in Canada with 16% market share, $2.1 billion in long-term net sales (31% of industry), and were named by Lipper as best overall in Fixed Income in 2009.

•

Continued to be ranked #1 overall among Canadian bank-owned brokerage firms in Investment Executive’s annual Brokerage Report Card. RBC Dominion Securities ranked first in 22 of the 31 categories, including overall satisfaction, products and support for high net worth clients, freedom to make objective product choices, as well as the firm’s stability, strategic focus, corporate culture and ethics.

•

Introduced a new universal life product in our insurance business, to be sold through our independent insurance advisors in order to further strengthen our competitive positioning in the brokerage market.

	•	Expanded our retail insurance network to 49 branches with 14 locations opening in 2009, providing our clients with more convenient access to insurance services.

In the U.S., our goal is to be a leading provider of capital markets, wealth management and banking services by building on and leveraging our considerable capabilities.	•

Built a significant U.S. dollar fixed income and currencies presence, expanded our equity sales and trading businesses, and were designated a U.S. primary dealer by the Federal Reserve Bank of New York.

•

Announced an agreement to acquire J.P. Morgan’s Third Party Registered Investment Advisory (RIA) Servicing Business to expand the breadth and depth of our custody and clearing services (1). Recruited a record number of experienced financial consultants from the competition.

	•	Began restructuring our U.S. banking business to improve effectiveness and efficiency, with a focus on providing our clients with superior service and choice of products.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            7

Strategic goals	Progress made during 2009

Outside North America, our goal is to be a premier provider of select capital markets, wealth management and banking services in markets of choice.

•      Named Best Overall Credit House in Europe, Best Bank for Sterling Bonds, Best Bank for Non-Core

        Currency Bonds and Best Bank for Electronic Trading in Credit magazine’s 2009 European Credit

        Awards. We also ranked in the top 10 in six other categories.

•      Completed our acquisition of Mourant Private Wealth, an institutional private client trust business with operations in Jersey, Dubai and Cayman. This aligns with our strategy of providing integrated global wealth management services to international clients.

•      Continued to make progress with the integration of our RBTT Financial Group (RBTT) acquisition and opened our new Caribbean headquarters in Trinidad.

•      Our joint venture, RBC Dexia Investor Services (RBC Dexia IS), announced an agreement with Unione di Banche Italiane Scpa (UBI) to acquire UBI Banca’s depositary bank business, which will make RBC

        Dexia IS the largest third party fund administrator and the fourth largest depositary bank in Italy (1).

(1)	These acquisitions are subject to regulatory approvals and other customary closing conditions.

Overview and outlook

2009 Economic and market review – data as at December 3, 2009

The Canadian economy contracted by an annualized 4.8% on average over the first two calendar quarters of 2009, mainly reflecting decreased consumer and business spending, rising levels of unemployment which exerted additional pressure on household and business credit quality throughout the year and weakness in housing and auto production. Exports have fallen as a result of lower U.S. demand, in part as a result of the restructuring of the North American auto sector.

In response, the Bank of Canada reduced the overnight rate to the historically low rate of .25% and the federal government introduced a fiscal stimulus package in the form of accelerated spending on infrastructure and tax cuts. Signs of recovery emerged in the third calendar quarter evidenced by gross domestic product (GDP) annualized growth of .4%, supported by improvements in consumer spending, particularly in durable goods, reflecting a surge in auto sales, and renewed consumer confidence. Financial markets stabilized and the housing market retraced losses recorded in late 2008 and the early part of 2009. The Canadian dollar has appreciated against most major currencies since early 2009 driven largely by higher commodity prices and investor movement away from U.S. dollar assets.

The U.S. economy remained in recession in 2009 by contracting 3.6% on average over the first calendar half of 2009, reflecting weak consumer and business spending, high levels of unemployment, deterioration in housing and financial markets and tightened credit conditions. In response, the Federal Reserve lowered the funds rate by 75 basis points (bps) in December 2008, and has held it at a historically low range of 0% to .25% throughout 2009. The U.S. government also approved additional fiscal stimulus. Signs of recovery emerged in the third calendar quarter of 2009 with GDP rising at an annualized rate of 2.8% from the previous quarter reflecting improvements in consumer spending, and in the housing market. However, commercial real estate remained weak throughout 2009.

Most global economies continued to deteriorate in early 2009 as domestic demand and global trade declined. Early recovery emerged in the second calendar quarter for most of the Eurozone, as France and Germany posted positive growth. Although the pace of decline slowed in the U.K., the economy was still under pressure during the third calendar quarter. Emerging economies, particularly in China and Asia, recovered strongly in 2009.

Global capital markets remained under pressure and exhibited significant volatility during early 2009. However, in the latter part of 2009, global capital markets improved and volatility moderated as compared to the prior year, reflecting the expectation of a sustained global economic recovery. Credit spreads for us and many issuers have narrowed, reflecting the general improvement in funding markets as a result of government initiatives and improved investor confidence. Senior debt markets and other funding sources have improved in terms of pricing and capacity while government funding programs were reduced. For further information, refer to the Liquidity and funding management section.

Medium-term objectives

We established medium-term (3 to 5 years) objectives last year to align with our three strategic goals and reflect our longer-term view of financial performance taking into account the constantly changing economic and market environment. By focusing on the execution of our medium-term objectives in our decision-making we believe we will be well positioned to provide sustainable earnings growth and returns to shareholders.

2009 Progress on medium-term objectives

Our objectives over the medium term are summarized in the table below and these objectives continue to reflect our commitment to strong earnings growth, prudent cost management and return on investment in our businesses, as well as sound and effective risk, and capital management. Our progress towards these objectives is discussed below.

2009 Progress on medium-term objectives		Table 2
	Medium-term objectives	2009 Progress
Diluted EPS growth	7% +	(24)%
Defined operating leverage (1)	> 3%	3.5%
ROE	18% +	11.9%
Tier 1 capital ratio	8.5% +	13.0%
Dividend payout ratio	40% - 50%	78%

(1)	Our defined operating leverage is a non-GAAP measure and refers to the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). For further information, refer to the Key performance and non-GAAP measures section.

We compared unfavourably to our medium-term objectives for diluted EPS growth, ROE and dividend payout ratio. Diluted EPS growth and ROE objectives were largely impacted by a high level of credit losses reflecting weak economic and market conditions, a goodwill impairment charge, as well as the dilutive effect of the common and preferred share issuances. These factors were partially offset by solid earnings driven by stronger trading revenue in certain of our capital markets businesses and volume growth in our banking-related businesses.

These factors also impacted our dividend payout ratio as our level of dividends remained unchanged in 2009 although earnings decreased.

Our defined operating leverage of 3.5% compared favourably in 2009 to our medium-term objective, mainly reflecting strong trading revenue and our ongoing commitment to prudent cost management. If we exclude the reduction of the Enron Corp.-related litigation provision of $542 million in 2008 from non-interest expense, as this

8             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

is not reflective of our normal course operating expenses, our defined operating leverage is 8.2%. Our capital position remained strong as our Tier 1 capital ratio was comfortably above our objective, largely due to the issuance of $4.8 billion of capital during the year.

In 2009, we continued to measure our Total Shareholder Return (TSR) and other financial metrics against our North American peer group (1) and maintained our focus on maximizing shareholder value. TSR is a concept used to compare the performance of our common shares over a period of time, reflecting share price appreciation and dividends paid to common shareholders. The absolute size of the TSR will vary depending on market conditions, but the relative position reflects the market’s perception of a company’s overall performance relative to its peers over a period of time. Our three- and five-year average annual TSR of 8% (2) and 16% (2), respectively, ranked us in the first quartile within our peer group for both periods. The three- and five-year average annual TSR for our peer group was (13)% and (4)%, respectively (2).

As a result of changes in the financial services industry over the past several years, including mergers and acquisitions, and considering our performance and evolving global strategy, we recently completed a re-evaluation of our peer group with the goal of ensuring that we include only those institutions in the financial services industry globally, that we consider most relevant to us as competitors. Our new peer group will be effective in 2010 (3).

(1)	Our North American peer group for 2009 consists of 19 financial institutions (18 excluding us: seven large Canadian financial institutions (Bank of Montreal, Canadian Imperial Bank of Commerce, Manulife Financial Corporation, National Bank of Canada, The Bank of Nova Scotia, Sun Life Financial Inc., and the Toronto Dominion Bank), and eleven U.S. financial institutions (BB&T Corporation, Bank of America Corporation, The Bank of New York Mellon Corporation, Fifth Third Bancorp, J.P. Morgan Chase & Co., KeyCorp, Northern Trust Corporation, The PNC Financial Services Group, Sun Trust Banks Inc., U.S. Bancorp and Wells Fargo & Company),
(2)	The three-year average annual TSR is calculated based on our common share price appreciation plus reinvested dividend income for the period October 31, 2006 to October 31, 2009. The five-year average annual TSR is calculated based on the period October 31, 2004 to October 31, 2009 and is based on information as disclosed by Bloomberg L.P.
(3)	Our new global peer group will consist of 20 financial institutions (19 excluding us – seven large Canadian financial institutions (Bank of Montreal, Canadian Imperial Bank of Commerce, Manulife Financial Corporation, National Bank of Canada, Power Financial Corporation, The Bank of Nova Scotia and The Toronto-Dominion Bank), five U.S. financial institutions (Bank of America Corporation, JPMorgan Chase & Co., The Bank of New York Mellon Corporation, U.S. Bancorp and Wells Fargo & Company), five European financial institutions (Banco Bilbao Vizcaya Argentaria Group (BBVA), Barclays PLC, BNP Paribas, Credit Suisse Group AG and Deutsche Bank Group) and two Australian financial institutions (National Australia Bank and Westpac Banking Corporation).

Total shareholder return						Table 3
						Five-year
For the year ended October 31	2009	2008	2007	2006	2005	CAGR (1)
Common share price (RY on TSX) - close, end of period	$54.80	$46.84	$56.04	$49.80	$41.67	11.6%
Dividends paid per share	2.00	2.00	1.72	1.32	1.13	15.3%
Increase (decrease) in share price	17.0%	(16.4)%	12.5%	19.5%	31.4%
Total shareholder return (2)	22.7%	(12.8)%	16.2%	23.2%	35.4%

(1)	Compound annual growth rate (CAGR).
(2)	Total shareholder return assumes reinvestment of dividends and therefore does not equal the sum of dividends paid per share and share price increase (decrease) in the table.

Impact of foreign exchange rates on our results

Our U.S. dollar-denominated results are impacted by fluctuations in the Canadian/U.S. dollar exchange rate as shown in the table below. Revenue, provision for credit losses (PCL), expenses and income denominated in U.S. dollars are translated at the average rate of exchange for the year.

While the Canadian dollar strengthened in the latter half of the year, it depreciated 11% on average relative to the U.S. dollar from a year ago, which had an unfavourable impact on our consolidated net income in 2009. Our U.S. dollar-denominated revenue, which was favourably impacted by the depreciation of the Canadian dollar, was more than offset by the unfavourable impact on our U.S. dollar-denominated PCL, Insurance policyholder benefits, claims and acquisition expense (PBCAE) and non-interest expense.

Impact of the U.S. dollar on our consolidated results	Table 4

(C$ millions, except per share amounts)	2009 vs. 2008	2008 vs. 2007
Canadian/U.S. dollar exchange rate (average)
2009	$.858
2008	.969	$.969
2007		.915
Percentage change in average US$ equivalent of C$1.00 (1)	(11)%	6%
Increased (decreased) total revenue	$636	$(340)
Increased (decreased) PCL	94	–
Increased (decreased) non-interest expense	498	(210)
Increased (decreased) net income	(84)	(90)
Increased (decreased) basic EPS	$(.06)	$(.07)
Increased (decreased) diluted EPS	$(.06)	$(.07)

(1)	Average amounts are calculated using month-end spot rates for the period.

Certain of our business segment results are impacted by fluctuations in the U.S. dollar, Euro and British pound exchange rates relative to the Canadian dollar. Wealth Management, International Banking and Capital Markets each have significant U.S. dollar-denominated operations, while International Banking and Capital Markets also have significant Euro- and British pound-denominated results, respectively. The Canadian dollar depreciated 4% on average relative to the Euro and appreciated 10% on average relative to the British pound compared to a year ago. For further details on the impact to our segments, refer to the Business segment results section.

2010 Economic and market outlook – data as at December 3, 2009

The Canadian economy is expected to grow at 2.6% in 2010, reflecting increased consumer spending, improvements in the U.S. economy, continued low borrowing costs and fiscal stimulus. Recovery in consumer spending is expected to improve as households’ asset values are projected to increase reflecting continued stabilization in financial and housing markets. We anticipate credit quality to remain under pressure with some improvement, as we anticipate the unemployment rate to peak early in 2010. We expect business spending will lag the initial recovery as excess capacity remains but will rebound in the latter half 2010. We expect inflation pressures will be subdued during 2010 as the recovery is expected to be gradual. A strong Canadian dollar relative to the U.S. dollar is projected reflecting higher expected commodity prices and continued investor movement away from U.S. dollar assets. The Bank of Canada has made a conditional commitment to keep interest rates at .25% until the end of the second calendar quarter of 2010. We expect 50-basis-point increases by the Bank of Canada in both the third and fourth calendar quarters of 2010 as the expected recovery becomes further entrenched.

The U.S. economy is projected to grow by 2.5% in 2010 reflecting a modest increase in consumer spending and further stabilization in the housing market. We anticipate the pace of consumer spending to be slow as households repair balance sheets and will likely face tough labour conditions throughout 2010. Credit quality is expected to continue to be weak in the U.S. but should begin to stabilize through 2010 reflecting modest improvements in consumer and business spending and continued improvement in financial markets. The combination of government spending and improvements in business investment are expected to stabilize labour markets. We anticipate that the Federal Reserve will hold the federal funds rate at the current range until late 2010 and that the U.S. dollar will continue to weaken in 2010 against most major currencies, as a result of the expected slow recovery and weak fiscal position.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            9

We expect a gradual recovery in global economies in 2010 with significant divergence between the pace of growth in advanced and emerging economies. A slower recovery is anticipated in the U.K. and Eurozone reflecting modest export growth resulting from the rebalancing of global demand, high unemployment and tightened credit conditions as banks continue to deleverage their balance sheets. We anticipate solid growth in China reflecting continued fiscal stimulus, increased domestic demand, and modest export growth, which will lead growth in emerging economies.

We project global capital markets will continue to stabilize and credit spreads will tighten further as the global economic recovery continues and access to credit improves.

As a result of the previous market disruption and related stress on the global financial system, it is expected that global financial institutions will be confronted by increased regulation, higher capital requirements and new leverage requirements.

These predictions and forecasts are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outlooks may differ materially from the outlook presented in this section.

Financial performance

Overview

2009 vs. 2008

We reported net income of $3,858 million for the year ended October 31, 2009, compared to $4,555 million a year ago, a decrease of 15%, mainly reflecting a goodwill impairment charge of $1 billion (US$838 million) on both a pre-tax and after-tax basis. This was a non-cash item and did not affect our ongoing operations or our capital ratios. Diluted earnings per share (EPS) were $2.57 down 24% from a year ago. Return on common equity (ROE) was 11.9%, compared to 18.1% a year ago.

Excluding the goodwill impairment charge, adjusted net income was $4,858 million. Adjusted diluted EPS were $3.28, down $.10, or 3%, and adjusted ROE was 14.9%, reflecting the dilutive effect of common and preferred share issuances, mainly in the early part of the year. The increase of $303 million, or 7%, in adjusted net income was driven by stronger trading revenue, which included lower market environment-related losses on held-for-trading (HFT) instruments, partially offset by higher related variable compensation in certain of our capital markets businesses. Higher net securitization gains, solid growth in our banking-related businesses, partly reflecting our prior year acquisitions, volume growth in our insurance businesses and lower market environment-related losses on available-for-sale (AFS) instruments also contributed to the increase. These factors were partially offset by losses on fair value adjustments on certain RBC debt designated as HFT and losses on credit default swaps used to economically hedge the corporate lending portfolio as compared to gains in the prior year, higher provision for credit losses, increased costs in support of business growth, including from our acquisitions, and a higher effective tax rate.

Last year, our results included the favourable impact of $542 million ($252 million after-tax and related compensation adjustments) related to the reduction of the Enron Corp-related litigation provision. Our Tier 1 capital ratio of 13.0% was up 400 bps from 9.0% a year ago. Adjusted measures are non-GAAP measures. For a detailed discussion on adjusted measures, refer to the Key performance and non-GAAP measures section.

Summary of 2008 and 2007

In 2008, net income was $4,555 million, down 17% from 2007. This primarily reflected higher total market environment-related net losses. Higher PCL, weaker equity origination activity and higher costs in support of business growth also contributed to the decrease in net income. Our results in 2007 also included a $326 million ($269 million after-tax) gain related to the Visa Inc. restructuring. These factors were partly offset by the reduction of the Enron-related litigation provision and solid volume growth in our banking-related and wealth management businesses, partly reflecting our acquisitions, the impact of which was partially offset by spread compression. Higher trading revenue also partly offset the decrease.

In 2007, net income was $5,492 million, up 16% from 2006. Our strong results were largely attributable to volume growth in our banking and wealth management businesses, strong insurance results, increased equity and foreign exchange and commodities trading results and strong equity origination activity, as well as the gain related to the Visa Inc. restructuring. These factors were partly offset by market environment-related losses in 2007 and higher PCL.

10             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Results of operations			Table 5
(C$ millions)	2009	2008 (1)	2007
Interest income	$20,543	$25,032	$26,547
Interest expense	9,037	15,984	18,845
Net interest income	11,506	9,048	7,702
Investments (2)	4,270	4,697	4,405
Insurance (3)	5,718	2,609	3,152
Trading	2,671	(96)	1,999
Banking (4)	3,456	3,076	2,620
Underwriting and other advisory	1,050	875	1,217
Other (5)	435	1,373	1,367
Non-interest income	17,600	12,534	14,760
Total revenue	29,106	21,582	22,462
PCL	3,413	1,595	791
Insurance PBCAE (3)	4,609	1,631	2,173
Non-interest expense	14,558	12,351	12,473
Goodwill impairment charge	1,000	–	–
Income before income taxes	5,526	6,005	7,025
Income taxes	1,568	1,369	1,392
Non-controlling interest in net income of subsidiaries	100	81	141
Net income	$3,858	$4,555	$5,492
Additional information
Total trading revenue (6)
Net interest income – related to trading activities	$2,294	$686	$(220)
Non-interest income – trading revenue	2,671	(96)	1,999
Total	$4,965	$590	$1,779
Total trading revenue by product (6)
Interest rate and credit	$3,304	$(259)	$640
Equities	1,008	265	784
Foreign exchange and commodities	653	584	355
Total	$4,965	$590	$1,779
Average assets	$695,300	$650,300	$581,000
Net interest margin (NIM)	1.65%	1.39%	1.33%
Effective tax rate (7)	28.4%	22.8%	19.8%

(1)	Certain trading revenue reported in Capital Markets was reclassified from Non-interest income – Trading revenue to Net interest income to better reflect its nature. There was no impact to Total revenue as a result of this reclassification.
(2)	Includes securities brokerage commissions, investment management and custodial fees, and mutual funds.
(3)	Includes premiums, investment and fee income. Investment income includes the change in fair value of investments backing policyholder liabilities and is largely offset in PBCAE.
(4)	Includes service charges, foreign exchange revenue other than trading, card service revenue and credit fees.
(5)	Includes other non-interest income, net gain (loss) on available-for-sale (AFS) securities (other-than-temporary impairment and realized gain/loss), fair value adjustments on certain RBC debt designated as HFT, the change in fair value of certain derivatives related to economic hedges and securitization revenue.
(6)	Total trading revenue comprises trading-related revenue recorded in Net interest income and Non-interest income.
(7)	Income taxes as a percentage of net income before income taxes.

Total revenue

2009 vs. 2008

Total revenue increased $7,524 million, or 35%, from a year ago.

Net interest income increased $2,458 million, or 27%, largely due to lower funding costs on certain trading positions. Loan and deposit growth, largely due to solid volume growth in our Canadian banking businesses, and a full year of revenue from our RBTT acquisition, and to a lesser extent, our Alabama National BanCorporation (ANB) acquisition, also contributed to the increase. These factors were partially offset by spread compression in our banking-related and wealth management businesses reflecting historically lower interest rates and higher impaired loan balances, largely in U.S. banking. Net interest margin of 1.65% was up 26 bps.

Investments-related revenue decreased $427 million, or 9%, mainly due to lower fee-based client assets and lower mutual fund distribution fees, partially offset by higher transaction volumes.

Insurance-related revenue increased $3,109 million, largely due to the change in fair value of investments backing our life and health policyholder liabilities and increased annuity volumes, both of which were largely offset by higher related PBCAE. Volume growth across all businesses also contributed to the increase. For further details, refer to the Insurance segment section.

Trading revenue in Non-interest income increased $2,767 million. Total trading revenue, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was $4,965 million, up $4,375 million. Stronger trading revenue, which included lower market-environment related losses on HFT instruments, benefitted from favourable market opportunities, including a historically low interest rate environment and increased client activity. Gains on credit valuation adjustments on certain derivative contracts as compared to losses in the prior year also contributed to the increase. For further details, refer to the Market environment impacts section.

Banking revenue was up $380 million, or 12%, mainly due to improved results in our client-based securitization activity and lending businesses in Capital Markets, higher service fee revenue across banking-related businesses, and a favourable adjustment related to our credit card customer loyalty reward program liability.

Underwriting and other advisory revenue increased $175 million, or 20%, mainly due to higher equity and debt origination activities, partially offset by lower mergers and acquisitions (M&A) activity.

Other revenue was down $938 million, primarily due to losses on the fair value adjustments on certain RBC debt designated as HFT as compared to gains in the prior year in Capital Markets and Corporate Support, reflecting the tightening of our credit spreads. Losses on credit default swaps recorded at fair value used to economically

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            11

hedge certain corporate loan portfolios as compared to gains in the prior year in Capital Markets also contributed to the decrease. Net losses on AFS securities increased $8 million from the prior year, which included a loss of $144 million on certain Canadian bank common shares in the latter part of 2009 which more than offset the decrease in market environment-related losses. These factors were partially offset by higher securitization revenue of $708 million predominantly attributable to Corporate Support reflecting a higher than historical level of securitization activity from our participation in government-sponsored funding programs. A gain, as compared to a loss in the prior year, on our stock based compensation plan in our U.S. brokerage business also contributed to the increase. For further details about our loss on certain Canadian bank common shares, refer to Note 3 to our Consolidated Financial Statements.

Our revenue for the year was favourably impacted by the weaker Canadian dollar relative to the U.S. dollar. For further details, refer to the Impact of foreign exchange rates on our results section.

2008 vs. 2007

Total revenue decreased $880 million, or 4%, from 2007.

Net interest income increased $1,346 million, or 17%, largely driven by lower funding costs on certain trading positions, and solid loan and deposit growth in Canadian Banking, partially offset by spread compression.

Investments-related revenue increased $292 million, or 7%, primarily due to increased fee-based and transaction revenue as a result of our acquisitions, and solid growth in fee-based client assets.

Insurance-related revenue decreased $543 million, or 17%, mainly reflecting the change in fair value of investments backing our life and health policyholder liabilities, largely offset in PBCAE. Investment losses and lower annuity volumes also contributed to the decrease. These factors were partially offset by solid growth in our reinsurance and Canadian businesses.

Trading revenue in Non-interest income decreased by $2,095 million. Total trading revenue was $590 million, down $1,189 million, or 67%, largely due to market environment-related losses on HFT securities.

Banking revenue was up $456 million, or 17%, mainly due to a credit card customer loyalty reward program liability charge in 2007, improved results in our syndicated finance business, and higher foreign exchange revenue.

Underwriting and other advisory revenue decreased $342 million, or 28%, mainly due to weak equity origination and lower M&A activities.

Other revenue was flat compared to 2007. The gain on fair value adjustments on RBC debt designated as HFT, as well as higher gains on credit default swaps recorded at fair value used to economically hedge our corporate lending portfolio favourably impacted revenue. These factors were offset by market environment-related losses on AFS securities, and the Visa Inc. restructuring gain recorded in 2007.

Our revenue was also unfavourably impacted by the stronger Canadian dollar relative to the U.S. dollar.

Change in net interest income (1)						Table 6
	2009 vs. 2008			2008 vs. 2007
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
(C$ millions)	Average volume (2)	Average rate (2)	Net change	Average volume (2)	Average rate (2)	Net change
Assets

Deposits with other banks
Canada	$16	$(24)	$(8)	$7	$(5)	$2
U.S.	15	(141)	(126)	60	(99)	(39)
Other international	(127)	(75)	(202)	114	(117)	(3)
Securities
Trading	(378)	(443)	(821)	(525)	(1,234)	(1,759)
Available-for-sale	448	(343)	105	309	447	756
Asset purchased under reverse repurchase agreements and securities borrowed	(801)	(1,157)	(1,958)	(165)	(566)	(731)
Loans
Canada
Retail	681	504	1,185	998	(2,934)	(1,936)
Wholesale	(204)	(1,060)	(1,264)	275	1,121	1,396
U.S.	385	(769)	(384)	684	(763)	(79)
Other international	329	(1,345)	(1,016)	375	503	878
Total interest income	$364	$(4,853)	$(4,489)	$2,132	$(3,647)	$(1,515)
Liabilities

Deposits
Canada	$221	$(1,698)	$(1,477)	$244	$(1,490)	$(1,246)
U.S.	161	(1,141)	(980)	115	(920)	(805)
Other international	(540)	(2,399)	(2,939)	1,654	(1,215)	439
Obligations related to securities sold short	(265)	26	(239)	(54)	(418)	(472)
Obligations related to assets sold under repurchase agreements and securities loaned	4	(1,208)	(1,204)	(303)	(448)	(751)
Subordinated debentures	9	(13)	(4)	24	(8)	16
Other interest-bearing liabilities	(1)	(103)	(104)	37	(79)	(42)
Total interest expense	$(411)	$(6,536)	$(6,947)	$1,717	$(4,578)	$(2,861)
Net interest income	$775	$1,683	$2,458	$415	$931	$1,346

(1)	Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.
(2)	Volume/rate variance is allocated on the percentage relationship of changes in balances and changes in rates to the total net change in net interest income.

12             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Net interest margin

2009 vs. 2008

Net interest margin was 1.65%, up 26 bps, largely reflecting lower funding costs on certain trading positions in Capital Markets, partially offset by spread compression in our banking-related and wealth management businesses. This reflected the historically low interest rate environment and the impact of changes in the Canadian retail product mix, resulting from higher volume growth in lower margin products. For further details, refer to Table 66 in the Supplemental information section.

2008 vs. 2007

Net interest margin increased 6 bps, largely reflecting lower funding costs on certain trading positions in Capital Markets, largely offset by spread compression.

Provision for credit losses

Credit quality has deteriorated from the prior year consistent with the global economic cycle. For further details on our PCL, refer to the Risk, capital and liquidity management section.

2009 vs. 2008

Total PCL of $3.4 billion increased $1.8 billion from a year ago, primarily attributable to increased specific provisions of $1.4 billion, mainly in our corporate loan portfolio, and in our U.S. banking and our Canadian unsecured retail and business lending portfolios. An increase in the general provision of $424 million, predominantly related to U.S. banking and to a lesser extent, our U.S. corporate lending and Canadian retail and business lending portfolios, also contributed to the increase.

2008 vs. 2007

Total PCL of $1.6 billion increased $804 million from 2007 reflecting increased specific PCL of $648 million, largely attributable to higher impaired loans in U.S. banking, mainly in our residential builder finance, and commercial loan portfolios, reflecting deteriorated economic conditions. An increase in the general provision of $156 million, reflecting volume growth and weaker credit quality in our Canadian retail and U.S. banking portfolios also contributed to the increase.

Insurance policyholder benefits, claims and acquisition expense

2009 vs. 2008

PBCAE increased $2,978 million from a year ago, largely reflecting the change in fair value of investments backing our life and health policyholder liabilities and higher costs commensurate with increased annuity volumes, largely offset in revenue. For further details, refer to the Insurance segment section.

2008 vs. 2007

PBCAE decreased $542 million, or 25%, from 2007, primarily reflecting the change in fair value of investments backing our life and health policyholder liabilities, largely offset in revenue.

Non-interest expense

2009 vs. 2008

Non-interest expense increased $2,207 million, or 18% from a year ago, largely due to increased variable compensation driven by higher trading results. Approximately 60% of our variable compensation was earnings-based with the remainder sales commission-based. Increased costs in support of business growth, which included acquisition-related staff and occupancy costs, reflecting a full year of expenses from our acquisitions of RBTT, Ferris, Baker Watts Inc. (FBW), ANB and Philips, Hager & North Investment Management Ltd. (PH&N), and the impact of the weaker Canadian dollar relative to the U.S. dollar also contributed to the increase. These factors were partially offset by our ongoing focus on cost management. Last year, our non-interest expense included the favourable impact of $542 million related to the reduction of the Enron-related litigation provision.

2008 vs. 2007

Non-interest expense decreased $122 million, or 1%, compared to 2007, largely reflecting the reduction of the Enron-related litigation provision. Lower variable compensation reflecting higher market environment-related losses on HFT instruments, the impact of stronger Canadian dollar relative to the U.S. dollar and lower stock-based compensation expense in our U.S. brokerage business, were partially offset by increased costs in support of business growth, including acquisition-related staff and occupancy costs.

Non-interest expense			Table 7
(C$ millions)	2009	2008	2007
Salaries	$4,146	$3,845	$3,541
Variable compensation	3,561	2,689	2,975
Benefits and retention compensation	1,189	1,168	1,150
Stock-based compensation	82	77	194
Human resources	$8,978	$7,779	$7,860
Equipment	1,025	934	847
Occupancy	1,045	926	839
Communications	761	749	723
Professional and other external services	860	903	838
Other expenses	1,889	1,060	1,366
Non-interest expense	$14,558	$12,351	$12,473

Goodwill impairment

In 2009, we recorded a goodwill impairment charge in our International Banking reporting unit of $1 billion. The impairment reflected the continuing impact of the deterioration in the overall U.S. economic environment, including declines in the U.S. housing market and in the market value of U.S. banks. For further details, refer to Note 10 to our Consolidated Financial Statements.

Taxes

Our operations are subject to a variety of taxes, including taxes on income and capital assessed by Canadian federal and provincial governments and taxes on income assessed by the governments of international jurisdictions where we operate. Taxes are also assessed on expenditures and supplies consumed in support of our operations.

2009 vs. 2008

Income tax expense increased $199 million, or 15%, from a year ago despite lower earnings before income taxes in 2009. The effective tax rate of 28.4% increased 5.6% from 22.8% a year ago, largely due to the goodwill impairment charge, which was not deductible for tax purposes. Excluding the goodwill impairment charge, the adjusted effective tax rate was 24.0%, an increase of 1.2%, mainly due to lower earnings reported by our subsidiaries operating in jurisdictions with lower income tax rates, partially offset by a reduction in the statutory Canadian corporate income tax rate in 2009. For further details on the adjusted effective income tax rate refer to the Key performance and non-GAAP measures section.

Other taxes increased by $60 million from 2008, largely due to higher capital taxes, reflecting higher capital levels and higher property taxes, net of a release of amounts accrued due to favourable resolution of a goods and services tax audit. In addition to the income and other taxes reported in our Consolidated Statements of Income, we recorded income taxes of $1,706 million in 2009 (2008 – $2,225 million income tax recovery) in shareholders’ equity, an increase of $3,931 million, primarily reflecting increased unrealized foreign currency translation gains, net of hedging, unrealized gains in both our AFS portfolio and derivatives designated as cash flow hedges.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            13

2008 vs. 2007

Income tax expense decreased $23 million, or 2%, from 2007 due to lower earnings before income taxes in 2008. The effective tax rate of 22.8% as compared to 19.8% was largely due to lower earnings reported by our subsidiaries operating in jurisdictions with lower income tax rates and a higher tax rate on the reduction of the Enron- related litigation provision. These factors were partially offset by a lower statutory Canadian corporate income tax rate in 2008 and a higher level of income from tax-advantaged sources (Canadian taxable corporate dividends) in 2008.

Other taxes increased by $13 million. Higher payroll, business and property taxes were partially offset by lower capital taxes due to a lower Canadian capital tax base and a reduction in the goods and services taxes rate.

Taxes			Table 8
(C$ millions, except percentage amounts)	2009	2008	2007
Income taxes	$1,568	$1,369	$1,392
Other taxes
Goods and services and sales taxes	$180	$204	$208
Payroll taxes	249	242	227
Capital taxes	161	104	117
Property taxes (1)	115	103	97
Insurance premium taxes	46	42	41
Business taxes	20	16	8
	$771	$711	$698
Total income and other taxes	$2,339	$2,080	$2,090
Net income before income taxes	$5,526	$6,005	$7,025
Effective income tax rate	28.4%	22.8%	19.8%
Effective total tax rate (2)	37.1%	31.0%	27.1%
(1)	Includes amounts netted against non-interest income regarding investment properties.
(2)	Total income and other taxes as a percentage of net income before income and other taxes.

Quarterly financial information

Fourth quarter 2009 performance

Fourth quarter net income of $1,237 million was up $117 million, or 10%, from a year ago mainly due to higher trading revenue, including lower market environment-related losses on HFT instruments, which was partially offset by higher related variable compensation. Lower net losses on AFS securities, improved equity origination activity and volume growth in Canadian Banking and Insurance also contributed to the increase. These factors were partially offset by higher PCL. Our prior year results were favourably impacted by the reduction of the Enron-related litigation provision.

Total revenue increased $2,390 million, due to higher insurance related revenue, mainly resulting from the change in fair value of investments and higher annuity volumes, largely offset in PBCAE and higher trading revenue, including lower market environment-related losses. Lower net losses on our AFS securities, improved equity origination activity in Capital Markets, volume growth in Canadian Banking and growth in transactional volumes in Wealth Management also contributed to the increase. These factors were partially offset by cumulative accounting adjustments related to prior periods and losses on the change in fair value of certain derivatives used to economically hedge our funding activities compared to gains last year. A $52 million ($39 million after-tax) provision related to the restructuring of certain Caribbean banking mutual funds also unfavourably impacted revenue.

Total PCL was up $264 million or 43% from a year ago, mainly reflecting higher specific provisions related to a number of specific clients in our corporate lending portfolio. Increased loss rates in our Canadian credit card and unsecured personal portfolios, and the impact of $28 million related to our adoption of the amendments to Canadian Institute of Chartered Accountants (CICA) section 3855, Financial Instruments – Recognition and Measurement as certain impaired AFS securities were reclassified to loans, mainly in U.S. banking also contributed to the increase. These factors were partially offset by lower specific PCL in U.S. banking reflecting stabilizing asset quality, largely in our residential builder finance portfolio. The general provision of $156 million increased $11 million from last year’s general provision of $145 million, mainly reflecting credit deterioration related to U.S. banking. For further information on the reclassification, refer to the CICA section 3855 – reclassification of securities to loans section.

PBCAE increased $1,408 million, largely due to the change in fair value of investments and an increase in annuity volumes, both of which were largely offset in revenue. Unfavourable actuarial adjustments resulting from management actions and assumption changes also contributed to the increase.

Non-interest expense increased $617 million, or 21%, largely due to increased variable compensation driven by higher trading results, partially offset by our ongoing commitment to cost management. Last year non-interest expense was favourably impacted by the reduction of the Enron-related litigation provision.

Results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality, general economic and market conditions, and fluctuations in foreign exchange rates. The following table summarizes our results for the last eight quarters.

14             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Quarterly results								Table 9
	2009				2008
(C$ millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest income	$2,876	$2,900	$2,898	$2,832	$2,629	$2,221	$2,131	$2,067
Non-interest income	4,583	4,923	3,863	4,231	2,440	3,691	2,823	3,580
Total revenue	$7,459	$7,823	$6,761	$7,063	$5,069	$5,912	$4,954	$5,647
PCL	883	770	974	786	619	334	349	293
Insurance PBCAE	1,322	1,253	958	1,076	(86)	553	548	616
Non-interest expense	3,606	3,755	3,575	3,622	2,989	3,272	2,970	3,120
Goodwill impairment charge	–	–	1,000	–	–	–	–	–
Net income before income taxes and non-controlling interest in subsidiaries	$1,648	$2,045	$254	$1,579	$1,547	$1,753	$1,087	$1,618
Income taxes	389	449	266	464	428	442	156	343
Non-controlling interest in net income of subsidiaries	22	35	38	5	(1)	49	3	30
Net income (loss)	$1,237	$1,561	$(50)	$1,110	$1,120	$1,262	$928	$1,245
EPS – basic	$.83	$1.06	$(.07)	$.78	$.82	$.93	$.70	$.96
– diluted	$.82	$1.05	$(.07)	$.78	$.81	$.92	$.70	$.95
Segment net income (loss)
Canadian Banking	$717	$669	$581	$696	$676	$709	$604	$673
Wealth Management	161	168	126	128	116	186	182	181
Insurance	104	167	113	112	59	137	104	89
International Banking	(125)	(95)	(1,126)	(100)	(206)	(16)	38	31
Capital Markets	561	562	420	225	584	269	13	304
Corporate Support	(181)	90	(164)	49	(109)	(23)	(13)	(33)
Net income (loss)	$1,237	$1,561	$(50)	$1,110	$1,120	$1,262	$928	$1,245
Effective tax rate	23.6%	22.0%	104.7%	29.4%	27.7%	25.2%	14.4%	21.2%
Period average US$ equivalent of C$1.00	$.924	$.900	$.805	$.815	$.901	$.988	$.994	$1.002

Seasonality

Seasonal factors impact our results in most quarters. The second quarter has fewer days than the other quarters, generally resulting in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months during which market activity generally tends to slow, negatively impacting the results of our capital markets, brokerage and investment management businesses.

Overview of consolidated results

As economic and market conditions deteriorated over most of the period, our net income has been unfavourably impacted by PCL and total market environment-related net losses. PCL has generally increased, particularly over the last five quarters, while market environment-related losses have moderated since the first quarter of 2009. A number of other items, noted below, have also affected our results.

•

In the second quarter of 2009, we recorded a goodwill impairment charge of $1 billion, resulting in a net loss of $50 million for the quarter and an effective tax rate of 104.7%. Excluding this charge, adjusted net income for the quarter was $950 million and the adjusted effective tax rate was 21.2%, as the goodwill impairment charge was not deductible for tax purposes.

•	In the fourth quarter of 2008, we recorded a reduction of the Enron-related litigation provision of $542 million.
•

The Canadian dollar depreciated significantly, on average, relative to the U.S. dollar from the first quarter of 2008 to the second quarter of 2009, and has strengthened considerably since the third quarter of 2009. These fluctuations in the Canadian/U.S. dollar exchange rate have had an impact on our consolidated net income over the period.

Trend analysis

Our quarterly results have generally increased over the corresponding period in the prior year. However, for the first two quarters of 2009 our results decreased from the comparative quarters in 2008. For the last two quarters of 2009, our results have increased over the comparative quarters in 2008 due to solid performances across most of our businesses as a result of improved market conditions.

Revenue has generally fluctuated over the period. Increases in revenue have mainly resulted from solid trading revenue in certain of our capital markets businesses and changes in the fair value of our investment portfolios backing our life and health policyholder liabilities in Insurance due to market volatility, largely offset in PBCAE. As well, higher banking-related revenue due to solid volume growth, partly reflecting our acquisitions, and revenue growth in our wealth management businesses, primarily driven by our acquisitions, also contributed to revenue. Revenue has been unfavourably impacted by total market environment-related losses, mainly in the latter part of 2008 and the early half of 2009, reduced fee-based client assets due to capital depreciation, lower transaction volumes, and spread compression in our banking-related and wealth management businesses.

PCL has generally trended significantly higher over the period due to weakness in the economic environment. We have also made additions to our general provision, which were particularly elevated in the last five quarters, largely reflecting credit deterioration mainly related to the economic environment. For further details, refer to the Credit quality performance section.

PBCAE has fluctuated considerably over the period. Although underlying business growth has generally increased PBCAE, there can be significant quarterly volatility resulting from the change in fair value of investments backing our life and health policyholder liabilities, claims experience and actuarial liability adjustments.

Non-interest expense has generally increased over the last eight quarters, mainly due to higher variable compensation resulting from higher trading revenue, increased costs in support of business growth, including the impact of our acquisitions, and the impact of the generally weaker Canadian dollar relative to the U.S. dollar. These factors were partially offset by our ongoing focus on cost management.

Our effective tax rate has generally fluctuated over the last eight quarters, reflecting a varying portion of income being reported by our subsidiaries operating in jurisdictions with differing income tax rates and a fluctuating level of income from tax-advantaged sources (Canadian taxable corporate dividends). Market environment-related losses and the reduction of the Enron-related litigation provision, which were recorded at higher income tax rates, the goodwill impairment charge, and a reduction in statutory Canadian corporate income tax rates also impacted our effective tax rate over the period.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            15

Business segment results

Results by business segment									Table 10
	2009							2008	2007
(C$ millions, except for percentage amounts)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (1)	Corporate Support (1)	Total	Total	Total
Net interest income	$6,947	$397	$–	$1,687	$3,399	$(924)	$11,506	$9,048	$7,702
Non-interest income	2,943	3,683	5,715	903	3,524	832	17,600	12,534	14,760
Total revenue	$9,890	$4,080	$5,715	$2,590	$6,923	$(92)	$29,106	$21,582	$22,462
PCL	1,275	–	–	980	702	456	3,413	1,595	791
Insurance PBCAE	–	–	4,609	–	–	–	4,609	1,631	2,173
Goodwill impairment charge	–	–	–	1,000	–	–	1,000	–	–
Non-interest expense	4,729	3,262	559	2,346	3,628	34	14,558	12,351	12,473
Net income before income taxes and non-controlling interest in net income of subsidiaries	$3,886	$818	$547	$(1,736)	$2,593	$(582)	$5,526	$6,005	$7,025
Net income	$2,663	$583	$496	$(1,446)	$1,768	$(206)	$3,858	$4,555	$5,492
Return on equity (ROE)	35.9%	14.2%	37.0%	(19.4)%	21.0%	(10.4)%	11.9%	18.1%	24.7%
Return on risk capital (RORC)	48.4%	49.2%	42.9%	(49.1)%	24.3%	(26.0)%	19.5%	29.6%	37.4%
Average assets	$258,900	$20,500	$13,100	$63,700	$347,900	$(8,800)	$695,300	$650,300	$581,000

(1)	Net interest income, total revenue and net income before income taxes are presented in Capital Markets on a taxable equivalent basis. The taxable equivalent basis adjustment is eliminated in the Corporate Support segment. For a further discussion, refer to the How we measure and report our business segments section.

How we measure and report our business segments

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflect the way that business segment is managed. This approach is intended to ensure that our business segments’ results include all applicable revenue and expenses associated with the conduct of their business and depicts how management views those results.

The following highlights the key aspects of how our business segments are managed and reported:

•	Canadian Banking reported results include securitized Canadian residential mortgage and credit card loans and related amounts for income and specific provision for credit losses.
•	Wealth Management, Insurance and International Banking reported results include disclosure in U.S. dollars as we review and manage the results of certain business lines largely in U.S. dollars.
•	Insurance reported results include the change in fair value of investments backing our life and health policyholder liabilities recorded as revenue, which is largely offset in PBCAE.
•

Capital Markets results are reported on a taxable equivalent basis (teb), which grosses up net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective taxable equivalent value with a corresponding offset recorded in the provision for income taxes. We record the elimination of the teb adjustments in Corporate Support. We believe these adjustments are useful and reflect how Capital Markets manages its business, since it enhances the comparability of revenue and related ratios across taxable revenue and our principal tax-advantaged source of revenue. The use of teb adjustments and measures may not be comparable to similar GAAP measures or similarly adjusted amounts disclosed by other financial institutions.

•

Corporate Support results include all enterprise-level activities that are undertaken for the benefit of the organization that are not allocated to our five business segments, such as volatility related to treasury activities, securitizations and net charges associated with unattributed capital.

•

Specific allowances are recorded to recognize estimated losses on our lending portfolio on loans that have become impaired. The specific provisions for credit losses are included in the results of each business segment to fully reflect the appropriate expenses related to the conduct of each business segment. A general allowance is established to cover estimated credit losses incurred in the lending portfolio that have not been specifically identified as impaired. Changes in the general allowance are included in Corporate Support, as Group Risk Management effectively controls this through its monitoring and oversight of various portfolios of loans throughout the enterprise.

Key methodologies

The following outlines the key methodologies and assumptions used in our management reporting framework. These are periodically reviewed by management to ensure they remain valid.

Expense allocation

To ensure that our business segments’ results include expenses associated with the conduct of their business, we allocate costs incurred or services provided by Operations, Technology and Functions, which were directly undertaken or provided on the business segments’ behalf. For other costs not directly attributable to our business segments, including overhead costs and other indirect expenses, we use our management reporting framework for allocating these costs to each business segment in a manner that reflects the underlying benefits.

Capital attribution

Our framework also determines the attribution of capital to our business segments in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with the activities of each business segment. The amount of capital assigned to each business segment is referred to as attributed capital. Unattributed capital and associated net charges are reported in Corporate Support. For further information, refer to the Capital management and Key performance and non-GAAP measures sections.

Funds transfer pricing

A funds transfer pricing methodology is used to allocate interest income and expense by product to each business segment. This allocation considers the interest rate risk, liquidity and funding risk and regulatory requirements of each of our business segments. We base transfer pricing on external market costs and each business segment fully absorbs the costs of running its business. Our business segments may retain certain interest rate exposures subject to management approval that would be expected in the normal course of operations.

16             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Changes made in 2009

The following highlights the key changes we made to our business segments during the year to reflect how each business is appropriately managed. Unless specifically stated, comparative amounts have been revised and did not have an impact on our consolidated results.

•	We realigned Capital Markets into two main businesses, Capital Markets Sales and Trading, and Corporate and Investment Banking.
•	We realigned Insurance into three main businesses, Canadian Insurance, U.S. Insurance, and International & Other Insurance.

For further details, refer to the Capital Markets and Insurance segment sections.

Canadian Banking

Canadian Banking comprises our domestic personal and business banking operations and certain retail investment businesses and is operated through three business lines: Personal Financial Services, Business Financial Services, and Cards and Payment Solutions. Canadian Banking provides a broad suite of financial products and services to over 10 million individual and business clients through our extensive branch, automated teller machines (ATMs), online and telephone banking networks, as well as through a large number of proprietary sales professionals. The competitive landscape of our Banking-related operations in the Canadian financial services industry consists of 22 Schedule I banks, 47 independent trust companies, 26 foreign banks and a number of credit unions and caisses populaires. In this competitive environment, we have top rankings in market share for most retail financial product categories, the largest branch network, the most ATMs and the largest mobile sales network across Canada.

Year in review

•

Cost management was a focus throughout this year and we launched several significant transformational initiatives that are focused on enhancing sales and service productivity and improving processes through streamlining and automation.

•

We announced the new WestJet RBC Mastercard, a new travel rewards card offering rewards to clients who travel in North America and the Caribbean on WestJet. This will make us the first large Canadian financial institution to offer both MasterCard and Visa.

•	We expanded our highly successful RBC Reward credit card points program to additional banking products and services, rewarding our clients for their loyalty.

Economic and market review

Our results were impacted by the slowdown in the economy resulting in higher credit losses across our loan portfolios. Historically low interest rates contributed to strong growth in our home equity business; however it also resulted in significant spread compression. A reduction in businesses spending resulted in strong growth in business deposits and investments and moderate growth in our business lending portfolio. Clients shifted to lower risk investment products such as our guaranteed investment certificates (GIC) and deposit products and short term money market funds due to volatility in the equity markets. Our market position increased, most notably in the auto financing and leasing business, as foreign and niche competitors withdrew or reduced their presence in the Canadian marketplace. For further details on our general economic review, refer to the 2009 Economic and market review section.

Canadian Banking financial highlights			Table 11
(C$ millions, except number of and percentage amounts)	2009	2008	2007
Net interest income	$6,947	$6,718	$6,353
Non-interest income	2,943	2,868	2,976
Total revenue	$9,890	$9,586	$9,329
PCL	1,275	867	788
Non-interest expense	4,729	4,758	4,748
Net income before income taxes and non-controlling interest in subsidiaries	$3,886	$3,961	$3,793
Net income	$2,663	$2,662	$2,545
Key ratios
ROE	35.9%	38.1%	34.9%
RORC	48.4%	52.2%	48.1%
NIM (1)	2.76%	2.98%	3.17%
Operating leverage	3.8%	2.6%	6.5%
Selected average balance sheet information
Total assets (2)	$258,900	$232,300	$207,500
Total earning assets (2)	251,600	225,600	200,400
Loans and acceptances (2)	249,600	225,000	199,200
Deposits	172,600	155,000	147,100
Attributed capital	7,250	6,900	7,200
Risk capital	5,400	5,050	5,250
Other information
AUA	$133,800	$109,500	$120,200
Number of employees (full-time equivalent)	23,280	24,222	23,930
Credit information
Gross impaired loans as a percentage of average net loans and acceptances	.50%	.36%	.35%
Specific PCL as a percentage of average net loans and acceptances	.51%	.39%	.39%

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Average total assets, Average total earning assets, and Average loans and acceptances include average securitized residential mortgage and credit card loans for the year of $37 billion and $4 billion, respectively (2008 – $22 billion and $4 billion; 2007 – $19 billion and $4 billion).

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            17

Financial performance

2009 vs. 2008

Net income was flat as strong volume growth in personal and business products and effective cost management were fully offset by significantly higher PCL and spread compression.

Total revenue increased $304 million, or 3%, from the previous year largely reflecting strong volume growth in home equity loans and personal and business deposits and a favourable adjustment to our credit card customer loyalty reward program in the current year. These factors were partly offset by lower spreads due to the historically low interest rate environment and a decline in mutual fund distribution fees reflecting capital depreciation.

Net interest margin decreased 22 bps from a year ago reflecting sharply lower interest rates, higher term funding costs and the impact of changes in product mix, reflecting higher volume growth in lower margin products including personal deposits and home equity loans.

PCL increased $408 million, or 47%, mainly reflecting higher loss rates in credit cards and unsecured personal portfolios and higher impaired loans in our business lending portfolio primarily as a result of recessionary conditions. For further details, refer to the Credit quality performance section.

Non-interest expense decreased $29 million, or 1%, mainly due to our ongoing focus on cost management, including lower staff levels reflecting productivity initiatives and lower pension and benefit costs, partly offset by higher operational costs in support of business volume growth and branch network expansion.

Average assets increased $27 billion, or 11% largely due to continued strong growth in home equity and personal lending products. Average deposits were up $18 billion, or 11%, reflecting strong growth in both personal and business deposits.

2008 vs. 2007

Net Income increased $117 million, or 5%, from 2007, reflecting solid volume growth and effective cost management, which were partially offset by spread compression and higher PCL.

Total revenue increased $257 million, or 3%, reflecting solid volume growth across all businesses, higher foreign exchange revenue, service fees and mutual fund distribution fees, partially offset by spread compression. Our results for 2007 included a gain related to the Visa IPO shares upon the reorganization of Visa Inc., which was partially offset by an unfavorable adjustment related to our credit card customer loyalty reward program liability.

Net Interest margin decreased 19 bps, largely reflecting the impact of changes in our retail product mix, the lower interest rate environment and competitive pressure.

PCL increased $79 million, or 10%, reflecting portfolio growth and higher loss rates in our credit cards and personal loan portfolios.

Non-interest expense of $4,758 million was essentially flat, as higher sales and service expenses in our banking branch network in support of business growth and project spending were largely offset by lower operational support and infrastructure costs.

Outlook and priorities

The expected return to economic growth in 2010, increased consumer spending and a continued low interest rate environment should generate solid consumer lending growth, particularly in home equity lending. Further improvements in the equity markets are expected to renew consumer confidence and lead to stronger growth in our mutual funds products. We expect business lending growth to lag the economic recovery given the higher levels of liquidity and excess capacity. With unemployment rates expected to peak in early 2010, credit losses will likely remain elevated. For further details on our general economic outlook, refer to the 2010 Economic and market outlook section.

Key strategic priorities for 2010

•	Continue to deliver a superior client experience.
•	Continue to simplify the way we do business by eliminating complexity and automating key processes.
•	Enable collaboration and convergence of people and channels to increase employee engagement and productivity and strengthen our distribution capabilities.

Business line review

Personal Financial Services

Personal Financial Services focuses on meeting the needs of our individual clients at every stage of their lives through a wide range of financing and investment products and services, including home equity financing, personal lending, deposit accounts, mutual funds and self-directed brokerage accounts, GICs and Canadian private banking. We rank first or second in market share for most personal banking products and our retail banking network is the largest in Canada with 1,197 branches and 4,214 ATMs.

Financial performance

Total revenue was relatively flat compared to the prior year as the impact of lower interest rates on deposit spreads and lower mutual fund distribution fees, due to capital depreciation, offset strong volume growth in home equity loans and deposits accounts, and higher lending spreads.

Average residential mortgages were up 9% over last year, supported by historically low interest rates and a solid housing market. Average personal deposits grew by 19% from last year, driven by the continued success of our key savings products and customer preference for reduced risk.

18             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Selected highlights			Table 12
(C$ millions)	2009	2008	2007
Total revenue	$5,305	$5,315	$5,082
Other information (average)
Residential mortgages	141,800	129,800	113,200
Personal loans	53,000	43,700	38,700
Personal deposits	49,000	41,200	35,500
Personal GICs	58,000	55,600	57,900
Branch mutual fund balances (1)	63,300	58,000	66,900
AUA – Self-directed brokerage (1)	35,500	26,500	28,300
New deposit accounts opened (thousands)	990	1,129	1,066
Number of:
Branches	1,197	1,174	1,146
Automated teller machines (ATMs)	4,214	4,149	3,946
(1)	Represents year-end spot balances.

Business Financial Services

Business Financial Services offers a wide range of lending, leasing, deposit, investment, foreign exchange, cash management and trade products and services to small and medium-sized businesses and commercial, agriculture and agribusiness clients across Canada. Our extensive business banking network includes over 100 business banking centres and over 2,000 business account managers. Our strong commitment to our clients has resulted in leading market share in business loans and deposits.

Financial performance

Total revenue was relatively flat compared to the prior year as strong volume growth in deposits and improved lending spreads, offset lower spreads on deposits, due to the historically low interest rate environment.

Over the course of the year, businesses have increased their liquidity levels, leading to strong growth of 13% in business deposits; however this reduced demand for credit, limiting our business loan growth to 6%.

Selected highlights			Table 13
(C$ millions)	2009	2008	2007
Total revenue	$2,457	$2,441	$2,301
Other information (average)
Business loans (1)	42,400	39,900	36,900
Business deposits (2)	65,400	58,000	53,700

(1)	Includes small business loans treated as retail and wholesale loans.
(2)	Includes GIC balances.

Cards and Payment Solutions

Cards and Payment Solutions provides a wide array of convenient and customized credit cards and related payment products and solutions. We have over 6 million credit card accounts and have an approximately 20% market share of Canada’s credit card purchase volume.

In addition, this business line includes our 50% interest in Moneris Solutions, Inc., our merchant card processing joint venture with the Bank of Montreal.

Financial performance

Total revenue increased $298 million or 16%, compared to the past year, primarily reflecting higher spreads from lower funding costs and higher transactional volumes. The increase also reflected a favourable adjustment of $52 million related to our credit card customer loyalty rewards program liability reflecting favorable assumption changes on the cost of the program. A gain of $18 million on the sale of a portion of our remaining Visa IPO shares this year as compared to a loss of $29 million on the redemption of our Visa IPO shares in the prior year also increased revenue.

Balances remained relatively flat compared to last year reflecting lower overall market growth as well as strategies implemented in early 2009 to limit credit losses during the economic downturn, which included a reduction in our marketing and direct mail programs.

Selected highlights			Table 14
(C$ millions)	2009	2008	2007
Total revenue	$2,128	$1,830	$1,946
Other information
Average credit card balances	12,500	12,400	11,200
Net purchase volumes	53,200	52,600	47,200

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            19

Wealth Management

Wealth Management comprises Canadian Wealth Management, U.S. & International Wealth Management and Global Asset Management. We serve affluent and high net worth clients in Canada, the United States, Latin America, Europe and Asia with a full suite of investment, trust and other wealth management solutions. We also provide asset management products and services directly, through other RBC distribution channels and through third-party distributors to institutional and individual clients. Our competitive environment is discussed below in each business.

Year in review

•

We successfully leveraged the strength and stability of RBC to attract client-facing professionals through proactive hiring campaigns in each of our businesses. We added more than 158 financial consultants and client-facing professionals across our Canadian, U.S. and international businesses.

•

We completed the acquisition of Mourant Private Wealth and successfully integrated our FBW and J.B. Hanauer & Co. (JBH) acquisitions in U.S. & International Wealth Management. We also announced an agreement to acquire J.P. Morgan’s Third Party Registered Investment Advisory (RIA) Servicing Business to expand the breadth and depth of our custody and clearing services. (1)

•	We made solid progress in integrating our Phillips, Hager & North (PH&N) acquisition and realigning our Canadian and U.S. asset management businesses focusing on the following three areas of opportunities: (i) Canadian retail asset management where we continued to demonstrate strong sales and performance with $2.1 billion of net long-term fund sales in 2009; (ii) Canadian institutional asset management where we are the third largest in Canada by AUM; and (iii) in U.S. asset management where we repositioned our Voyageur Asset Management business for growth.

•	We won the 2009 “Outstanding Private Bank – North America” award by Private Banker International, recognizing our strength, stability and leadership.

Economic and market review

Fee-based client asset values and transaction volumes were impacted by continued weak market conditions in early 2009. However, improvements during the latter half of the year partially offset this impact through capital appreciation and higher investor confidence driving higher transaction volumes and higher net sales. Also, as a few competitors retrenched their operations as a result of market disruption, we continued to grow our market share and attracted a record number of experienced client-facing professionals, largely in U.S. Wealth Management. For further details on our general economic review, refer to the 2009 Economic and market review section.

(1)	The acquisition is subject to regulatory approvals and other customary closing conditions and is expected to close in the second quarter of 2010.

Wealth Management financial highlights			Table 15
(C$ millions, except number of and percentage amounts)	2009	2008	2007
Net interest income	$397	$468	$427
Non-interest income
Fee-based revenue	2,154	2,276	2,109
Transactional and other revenue	1,529	1,243	1,456
Total revenue	$4,080	$3,987	$3,992
Non-interest expense	3,262	3,038	2,902
Net income before income taxes and non-controlling interest in subsidiaries	$818	$948	$1,089
Net income	$583	$665	$762
Key ratios
ROE	14.2%	23.3%	32.4%
RORC	49.2%	64.9%	65.1%
Pre-tax margin (1)	20.0%	23.8%	27.3%
Selected average balance sheet information
Total assets	$20,500	$16,900	$16,600
Loans and acceptances	5,800	5,200	4,600
Deposits	31,500	26,900	24,900
Attributed capital	3,900	2,800	2,300
Risk capital	1,100	1,000	1,150
Other information
Revenue per advisor (000s) (2)	$670	$731	$787
AUA	502,300	495,100	488,500
AUM	245,700	222,600	161,200
Number of employees (full-time equivalent)	10,818	10,954	9,621
Number of advisors (3)	4,504	4,346	3,811
Impact of US$ translation on selected items	2009 vs. 2008
Increased (decreased) total revenue	$197
Increased (decreased) non-interest expense	163
Increased (decreased) net income	33
Percentage change in average US$ equivalent of C$1.00	(11)%

(1)	Pre-tax margin is defined as net income before income taxes and non-controlling interest in subsidiaries dividend by total revenue.
(2)	Includes investment advisors and financial consultants of our Canadian and U.S. full-service brokerage businesses.
(3)	Includes client-facing advisors across all our wealth management businesses.

20             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Financial performance

2009 vs. 2008

Net income for the year of $583 million decreased $82 million, or 12%, from a year ago, mainly reflecting lower average fee-based client assets and spread compression. These factors were partially offset by a gain, as compared to a loss in the prior year, on our stock-based compensation plan, the prior year provisions related to the Reserve Primary Fund and auction rate securities, the impact of the weaker Canadian dollar relative to the U.S. dollar and the inclusion of a full year of results from our PH&N acquisition.

Total revenue increased $93 million, or 2%, mainly due to the impact of the weaker Canadian dollar relative to the U.S. dollar. A gain, as compared to a loss in the prior year, on our stock-based compensation plan in our U.S. brokerage business and higher transaction volumes reflecting a full year of revenue from FBW also contributed to the increase. These factors were largely offset by lower fee-based revenue reflecting decreased average fee-based client assets, resulting from capital depreciation, which was only partially offset by the inclusion of a full year of revenue from PH&N, as well as spread compression.

Non-interest expense was up $224 million, or 7%, mainly due to the impact of the weaker Canadian dollar relative to the U.S. dollar. Higher infrastructure and staff costs in support of business growth largely reflecting a full year of expense from PH&N and FBW and the recruitment of experienced client-facing advisors, and the increase in the fair value of our earned compensation liability related to our stock-based compensation plan also contributed to the increase. These factors were partially offset by our focus on cost management, the prior year provisions related to our support agreement for clients of FBW invested in the Reserve Primary Fund and Wealth Management’s share of the settlement with U.S. regulators relating to auction rate securities.

2008 vs. 2007

Net income for the year of $665 million decreased $97 million, or 13%, from 2007, mainly due to lower transaction volumes, a loss on our stock-based compensation plan, and the impact of the stronger Canadian dollar relative to the U.S. dollar. These factors were partially offset by solid growth in fee-based client assets throughout most of 2008.

Total revenue was flat compared to 2007. Higher fee-based revenue due to higher net sales, the recruitment of experienced advisors, and the contribution of our PH&N acquisition was impacted by significant capital depreciation in the latter part of the year due to the general decline in asset valuations. Increased transaction revenue from our JBH and FBW acquisitions was partially offset by lower transaction volumes in our full-service brokerage business and a loss on our stock-based compensation plan. Revenue was also unfavourably impacted by the stronger Canadian dollar relative to the U.S. dollar.

Non-interest expense was up $136 million, or 5%, mainly reflecting higher infrastructure and staff costs in support of business growth largely related to our acquisitions. This increase also reflected the provisions related to the Reserve Primary Fund and auction rate securities.

Outlook and priorities

We expect further market improvement and increased investor confidence will generate higher asset valuations and transaction volumes in the near term. We will continue to recruit and retain the best client-facing professionals across all businesses, while remaining focused on the development of innovative wealth management products and services, which should collectively support steady growth in fee-based client assets in the medium-term. We anticipate loan and deposit growth will be partially offset by spread compression resulting from the low interest environment. We will remain committed to prudent cost management. For further details on our general economic outlook, refer to the 2010 Economic and market outlook section.

Key strategic priorities for 2010

•	Actively consider acquisition opportunities, presented by the current market environment, for our Global Asset Management business and continue to leverage its capabilities across our network.
•

Continue to grow our high net-worth client base by retaining and attracting the best advisors, pursuing new acquisitions for International Wealth Management and delivering a broader range of our wealth management products and services.

•	Translate recent acquisitions and record recruitment in our U.S. Wealth Management business into enhanced profitability.
•

Continue our investments in our people, products, services and infrastructure to enable global growth, improve operating efficiency and maintain the highest standards of client stewardship and regulatory compliance.

•

Consistent with our position as a top 20 global wealth manager, continue to build brand awareness for RBC Wealth Management with top talent, personal, corporate and institutional clients and other stakeholders.

Business line review

Canadian Wealth Management

Canadian Wealth Management includes our full-service Canadian retail brokerage, which is the market leader as measured by AUA, with more than 1,430 investment advisors providing advice-based, wide-ranging comprehensive financial solutions to affluent and high net worth clients. Additionally, we provide discretionary investment management and estate and trust services to our clients through close to 70 investment counsellors and more than 120 trust professionals in locations across Canada.

We compete with domestic banks and trust companies, global private banks, investment counseling firms, bank-owned full service brokerage and boutique brokerages, and mutual fund companies. In Canada, bank-owned wealth managers continue to be the major players.

Financial performance

Revenue decreased $151 million, or 10%, compared to the prior year, largely as a result of lower average fee-based client assets reflecting capital depreciation and spread compression. These factors were partially offset by a full year of revenue from PH&N’s private counsel business.

Assets under administration increased 8% from a year ago, mainly due to capital appreciation resulting from improved market conditions in the latter half of the year and fee-based net sales.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            21

Selected highlights			Table 16
(C$ millions)	2009	2008	2007
Total revenue	$1,323	$1,474	$1,460
Other information
AUA (1)	174,200	160,700	183,000
AUM (1)	24,700	23,000	22,200
Total assets under fee-based programs	88,000	78,800	83,300

(1)	Represents year-end spot balances.

(1)	Represents average balances, which are more representative of the impact client balances have upon our revenue.

U.S. & International Wealth Management

U.S. & International Wealth Management includes one of the largest full-service retail brokerage firms in the U.S., with close to 2,300 financial consultants. We also operate a clearing and execution services business that serves small to mid-sized independent broker-dealers and institutions. Internationally, we provide customized trust, banking, credit, and investment solutions to high net worth private clients with over 2,500 employees across a network of 31 offices located in 21 countries around the world.

We operate in a fragmented and extremely competitive industry. There are approximately 5,000 registered broker-dealers in the U.S., comprising independent, regional and global players. Competitors in international wealth management comprise global wealth managers, traditional offshore private banks, domestic wealth managers and U.S. investment-led private client operations.

Financial performance

Revenue increased $263 million, or 14%. In U.S. dollars, revenue increased $27 million, or 1%, largely due to higher transaction volumes reflecting a full year of revenue from FBW, and a gain as compared to a loss in the prior year on our stock-based compensation plan. These factors were partially offset by lower average fee-based client assets resulting from capital depreciation and spread compression.

In U.S. dollars, assets under administration increased 9% from a year ago, mainly due to capital appreciation resulting from improved market conditions in the second half of the year.

Selected highlights			Table 17
(C$ millions)	2009	2008	2007
Total revenue	$2,132	$1,869	$1,988
Other information (US$ millions)
Total revenue	1,839	1,812	1,826
Total loans, guarantees and letters of credit (1), (2)	5,500	5,200	5,100
Total deposits (1), (2)	18,700	18,500	16,500
AUA (3)	303,300	277,600	323,300
AUM (3)	19,700	16,200	21,400
Total assets under fee-based programs (4)	31,000	21,300	28,100

(1)	Represents amounts related to our international wealth management businesses.
(2)	Represents an average amount, which is calculated using methods intended to approximate the average of the daily balances for the period.
(3)	Represents year end spot balances.
(4)	Represents amounts related to our U.S. wealth management businesses.

(1)	Represents average balances, which are more representative of the impact client balances have upon our revenue.

Global Asset Management

Global Asset Management is responsible for our proprietary asset management business. We provide a broad range of investment management services through mutual and pooled funds, fee-based accounts and separately managed portfolios. We distribute our investment solutions through a broad network of our bank branches, our discount and full-service brokerage businesses, independent advisors and directly to consumers. We also provide investment solutions directly to institutional clients, including pension plans, endowments and foundations. We are the largest fund company and one of the largest money managers in Canada, with a 16% market share as measured by AUM as recognized by the Investment Funds Institute of Canada.

We face competition in Canada from major banks, insurance companies, asset management organizations and boutique firms. The Canadian fund management industry is large, and mature, but still a relatively fragmented industry. Our U.S. asset manager competes with independent asset management firms, as well as those that are part of national and international banks, insurance companies and boutique asset managers.

Financial performance

Revenue decreased $19 million, or 3%, mainly due to lower average fee-based client assets resulting from capital depreciation, largely offset by a full year of revenue from PH&N’s asset management business.

Assets under management increased 11% from a year ago, mainly due to capital appreciation from improved market conditions in the latter half of the year, strong money market sales in our U.S. asset management business and solid long-term fund net sales in Canada, partially offset by a stronger Canadian dollar relative to the U.S. dollar on our U.S. denominated assets and domestic money market fund net redemptions.

22             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Selected highlights			Table 18
(C$ millions)	2009	2008	2007
Total revenue	$625	$644	$544
Other information
Canadian net long-term mutual fund sales	2,100	300	6,200
Canadian net money market mutual fund sales	(2,000)	8,400	1,300
AUM (1)	199,700	180,100	118,800

(1)	Represents year end spot balances.

(1)	Represents average balances, which are more representative of the impact client balances have upon our revenue.

Insurance

Insurance comprises Canadian Insurance, U.S. Insurance, and International & Other. In Canada, we offer our products and services through our growing proprietary channels including retail insurance branches, call centers, and our career sales force as well as through independent insurance advisors and travel agencies. In the U.S., we offer products through independent marketing organizations, call centers, financial institutions, and our career sales force. Outside North America, we operate in reinsurance markets globally. Our competitive environment is discussed below in each business.

Year in review

•

We realigned Insurance into three lines of business to be more responsive to the evolving needs of our clients and to position us to further strengthen our distribution economics, deepen client relationships and simplify the way we do business.

•	We expanded our Canadian retail insurance network to 49 branches in 2009, from 35 branches in 2008, giving our clients more convenient access to insurance services.
•	We continued to expand and diversify our reinsurance businesses during the year.
•	We entered into an agreement with a large travel provider in the U.S. to sell our travel insurance products through its distribution networks.

Economic and market review

The insurance businesses experienced minimal impact from the market environment. In the U.S., the market environment resulted in market opportunities in fixed annuity products, reflecting the strength of the RBC brand, and a growing market for income products. Revenue growth, claims and investment performance in our Canadian and International insurance businesses remained solid. For further details on our general economic review, refer to the 2009 Economic and market review section.

Insurance financial highlights			Table 19
(C$ millions, except number of and percentage amounts)	2009	2008	2007
Non-interest income
Net earned premiums	$3,889	$2,864	$2,593
Investment income (1)	1,579	(458)	402
Fee income	247	204	197
Total revenue	$5,715	$2,610	$3,192
Insurance policyholder benefits and claims (1)	3,975	1,029	1,588
Insurance policyholder acquisition expense	634	602	585
Non-interest expense	559	576	537
Net income before income taxes and non-controlling interest in subsidiaries	$547	$403	$482
Net income	$496	$389	$442
Key ratios
ROE	37.0%	32.8%	31.2%
RORC	42.9%	37.1%	34.7%
Selected average balance sheet information
Total assets	$13,100	$12,600	$12,500
Attributed capital	1,300	1,150	1,400
Risk capital	1,150	1,050	1,250
Other information
Premiums and deposits (2)	$4,970	$3,861	$3,460
Insurance claims and policy benefit liabilities	8,922	7,385	7,283
Fair value changes on investments backing policyholder liabilities (1)	917	(870)	(108)
Embedded value (3)	5,915	4,919	n.a.
AUM	200	400	300
Number of employees (full-time equivalent)	1,653	1,722	1,575

(1)	Investment income can experience volatility arising from fluctuation in the fair value of HFT assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as HFT, and consequently changes in fair values of these assets are recorded in investment income in the consolidated statements of income. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.
(3)	Embedded value is defined as the value of equity held in our Insurance segment and the value of in-force business (existing policies). For further details, refer to the Key performance and non GAAP measures section.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            23

Financial performance

2009 vs. 2008

Net income increased by $107 million, or 28%, compared to the prior year, as the prior year included investment losses of $110 million ($80 million after-tax). Volume growth in all businesses, new U.K. annuity reinsurance arrangements, lower allocated funding costs on capital, and our ongoing focus on cost management also contributed to the increase. These factors were partially offset by unfavourable actuarial adjustments.

Total revenue increased $3,105 million, mainly due to the change in fair value of investments and an increase in annuity volumes in our U.S. and International & Other insurance businesses, both of which were largely offset in policyholder benefits, claims and acquisition expense (PBCAE). Volume growth in all businesses, the impact of the weaker Canadian dollar relative to the U.S. dollar and the prior year investment losses on disposals and impairments, reflecting the impacts of equity market movements, also contributed to the increase.

PBCAE increased $2,978 million, primarily reflecting the change in fair value of investments backing our life and health policyholder liabilities and higher costs commensurate with the increased annuity volumes. Business growth, the unfavourable actuarial adjustments reflecting management actions and assumption changes and the impact of the weaker Canadian dollar relative to the U.S. dollar also contributed to the increase.

Non-interest expense decreased $17 million, or 3%, reflecting our ongoing focus on cost management, largely offset by the impact of the weaker Canadian dollar relative to the U.S. dollar and higher costs commensurate with business growth, including the addition of new Canadian retail insurance branches.

Premiums and deposits were up $1,109 million, or 29%, reflecting business growth, mostly in U.S. and reinsurance annuity volumes, and the favourable impact of the weaker Canadian dollar relative to the U.S. dollar.

Embedded value increased $996 million, or 20%, largely reflecting growth from new sales, including the favourable impact of product and pricing initiatives and new U.K. annuity reinsurance arrangements. Also contributing to the growth was favourable policyholder experience and a lower cost of capital related to changes in capital requirements in our Canadian businesses. These factors were partially offset by transfers of capital from our Insurance businesses. For further details, refer to the Key performance and non-GAAP measures section.

2008 vs. 2007

Net income decreased by $53 million, or 12%, over 2007, mainly due to investment losses. Our 2007 results included a gain related to the reallocation of certain foreign investment capital. These factors were partially offset by a higher level of favourable net actuarial adjustments and solid business growth.

Total revenue decreased $582 million, or 18%, mainly due to the change in fair value of investments, largely offset in PBCAE. Investment losses, lower U.S. annuity sales and the impact of the stronger Canadian dollar relative to the U.S. dollar also contributed to the decrease. These factors were partially offset by solid businesses growth in our reinsurance and our Canadian insurance businesses.

Insurance PBCAE decreased $542 million, or 25%, primarily reflecting the change in fair value of investments, largely offset in revenue and a higher level of favourable net actuarial adjustments. The impact of the stronger Canadian dollar relative to the U.S. dollar and the impact of lower U.S. annuity sales also contributed to the decrease. These factors were partially offset by higher costs commensurate with business growth.

Non-interest expense was up $39 million, or 7%, primarily reflecting higher costs commensurate with business growth.

Outlook and priorities

Improvement in global capital markets will likely continue to favourably impact investment returns. Growth in travel insurance may be negatively impacted in the near term as we anticipate a slow recovery in travel activity largely reflecting continued weakness in labour markets. Regulatory pricing reform related to auto insurance rates in Canada may impact results in the near-term. For further details on our general economic outlook, refer to the 2010 Economic and market outlook section.

Key strategic priorities for 2010

•	Increase sales through proprietary distribution channels and strengthen our position in third-party distribution channels.
•	Deepen client relationships by providing customers with a unique suite of products and services based on their needs.
•	Simplify the way we do business by enhancing and streamlining all business processes to ensure that clients find it easy to do business with us.
•	Pursue selected international niche opportunities with the aim to grow our reinsurance business.

Business line review

Canadian Insurance

We offer life and health, home and auto and travel insurance products as well as wealth accumulation solutions, to individual and group clients across Canada. Our life and health portfolio includes universal life, critical illness, disability, long-term care insurance, segregated funds, and group benefits. We offer personal home and auto insurance, and commercial insurance through our partnership with Aon Reed Stenhouse Inc. Our travel products include out of province medical coverage, trip cancellation and interruption insurance.

In Canada, we compete against approximately 250 other insurance companies. We hold a leading market position in travel insurance products, have a significant presence in life and health products, and a growing presence in the home and auto markets.

Financial performance

Total revenue increased $ 1,254 million, compared to the prior year, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE. Investment gains as

24             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

compared to losses in the prior year, solid business growth in life and home and auto products and lower allocated funding costs on capital also contributed to the increase.

Premiums and deposits increased $49 million, or 3%, reflecting sales growth in life, and home and auto products. In addition, we continued to experience strong client and policy retention in these businesses.

Selected highlights			Table 20
(C$ millions)	2009	2008	2007
Total revenue	$2,654	$1,400	$1,733
Other information
Premiums and deposits
Life and health	1,210	1,188	1,141
Property and casualty	708	643	600
Annuity and segregated fund deposits	46	84	5
Fair value changes on investments backing policyholder liabilities	452	(524)	(93)

U.S. Insurance

We offer life insurance, annuities and travel insurance to clients across the United States. Life and health products include term, indexed universal life, whole life, accidental death and critical illness protection. We also offer traditional fixed and fixed-indexed annuities. Travel insurance products include trip cancellation, interruption insurance and emergency medical coverage.

There are approximately 2,000 active life and health insurance companies operating in the United States. We rank in the top 100 in total life insurance policies in force and are a top 15 provider of fixed indexed annuities.

Selected highlights			Table 21
(C$ millions)	2009	2008	2007
Total revenue	$1,662	$146	$601
Fair Value changes on investments backing policyholder liabilities	458	(346)	(18)
Other information (US$ millions)
Total revenue	1,448	166	553
Premiums and deposits
Life and health	247	263	260
Property and casualty	11	4	3
Annuity	704	115	159
Fair value changes on investments backing policyholder liabilities	400	(313)	(13)

Financial performance

Total revenue increased $1,516 million, compared to the prior year, largely due to the change in fair value of investments backing our policyholder liabilities and increased annuity volumes, both largely offset in PBCAE. The impact of the weaker Canadian dollar relative to the U.S. dollar also contributed to the increase. These factors were partially offset by higher investment losses.

Premiums and deposits increased $708 million, reflecting strong fixed annuity deposit growth and the impact of the weaker Canadian dollar relative to the U.S. dollar.

International & Other Insurance

International & Other Insurance is primarily comprised of our Reinsurance businesses which insure risks of other insurance and reinsurance companies. We offer life & health, accident, and credit and financial reinsurance products. We continued to expand into the life annuity reinsurance market.

The global reinsurance market is dominated by a few large players, with significant presence in the U.S., U.K. and Eurozone. The reinsurance industry is competitive and barriers to entry remain high.

Financial performance

Total revenue increased $335 million, or 31%, over the prior year, primarily due to growth in our European life and other life retrocession businesses and the continued expansion of our U.K. annuity reinsurance business.

Premiums and deposits increased $352 million, or 23%, primarily for the reasons noted above.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            25

Selected highlights			Table 22
(C$ millions)	2009	2008	2007
Total revenue	$1,399	$1,064	$858
Other information
Premiums and deposits
Life and health	1,643	1,374	1,199
Property and casualty	41	52	52
Annuity	219	125	–

International Banking

International Banking comprises Banking and our joint venture, RBC Dexia Investor Services (RBC Dexia IS). Banking includes our banking businesses in the U.S. and Caribbean, which offer a broad range of financial products and services to individuals, business clients and public institutions in their respective markets. RBC Dexia IS offers an integrated suite of products to institutional investors worldwide. Our competitive environment is discussed below in each business.

Year in review

•

In light of our performance during the extremely challenging economic and market conditions in the U.S. since mid-2008, we began restructuring our U.S. banking business, which involves realigning our distribution capabilities, governance structure and risk management, reducing management layers, streamlining end-to-end processes, and strengthening our senior management team to improve effectiveness and efficiency in order to enhance our competitive position in the southeastern U.S.

•

In the Caribbean, we continue to integrate RBTT as we move to establish a common platform for growth and expansion in the region. We also opened our new Caribbean headquarters in Trinidad, which will serve as the centre of our Caribbean banking network.

•

RBC Dexia IS announced an agreement to acquire UBI Banca’s depositary bank business (1). The acquisition will enhance our presence in key markets in Europe, broaden the scope of our capabilities and strengthen our client base.

Economic and market review

Recessionary conditions and the challenging market environment resulted in higher PCL and losses on our AFS portfolios in U.S. banking. Our results were also impacted by continued spread compression in both the U.S. and Caribbean due to historically low interest rates and competitive pressures. In the Eurozone, the impact of economic and market conditions on RBC Dexia IS resulted in lower transaction volumes and reduced fee-based client assets. For further details on our general economic review, refer to the 2009 Economic and market review section.

In 2009, we recorded a goodwill impairment charge which reflected the continuing impact of the deterioration in the overall U.S. economic environment, including declines in the U.S. housing market and in the market value of U.S. banks. For further details, refer to Note 10 to our Consolidated Financial Statements.

(1)	The acquisition is subject to regulatory and other customary closing conditions and is expected to close in the first half of 2010.

International Banking financial highlights			Table 23
(C$ millions, except number of and percentage amounts)	2009	2008	2007
Net interest income	$1,687	$1,330	$1,031
Non-interest income	903	771	884
Total revenue	$2,590	$2,101	$1,915
PCL	980	497	109
Non-interest expense	2,346	1,876	1,481
Goodwill impairment charge	1,000	–	–
Net (loss) income before income taxes and non-controlling interest in subsidiaries	$(1,736)	$(272)	$325
Net (loss) income	$(1,446)	$(153)	$242
Key ratios
ROE	(19.4)%	(3.4)%	6.9%
RORC	(49.1)%	(8.1)%	11.7%
Selected average balance sheet information
Total assets	$63,700	$51,300	$39,700
Loans and acceptances	35,800	27,000	22,300
Deposits	51,600	42,500	34,200
Attributed capital	7,750	5,200	3,350
Risk capital	3,050	2,150	1,950
Other information
AUA - RBC (1)	$7,700	$11,200	$–
- RBC Dexia IS (2)	2,484,400	2,585,000	2,713,100
AUM - RBC (1)	3,800	3,900	–
Number of employees (full-time equivalent)	11,462	12,335	6,001
Credit information
Gross impaired loans as a percentage of average net loans and acceptances	8.80%	5.97%	1.81%
Specific PCL as a percentage of average net loans and acceptances	2.74%	1.84%	.49%
Impact of US$ and Euro translation on selected items	2009 vs. 2008
Increased (decreased) total revenue	$134
Increased (decreased) PCL	94
Increased (decreased) non-interest expense	142
Increased (decreased) net income	(70)
Percentage change in average US$ equivalent of C$1.00	(11)%
Percentage change in average Euro equivalent of C$1.00	(4)%

(1)	These represent the AUA and AUM of RBTT, reported on a one-month lag.
(2)	Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.

26             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Financial performance

2009 vs. 2008

Net loss of $1,446 million compares to a net loss of $153 million last year, reflecting the goodwill impairment charge and higher PCL. These factors were partially offset by the decrease in losses on our AFS portfolios of $272 million ($184 million after-tax), and a full year of results from RBTT.

Total revenue increased $489 million, or 23%. The increase was mainly due to deposit and loan growth largely driven by a full year of revenue from RBTT, and to a lesser extent, ANB. Lower losses on our AFS portfolios, partially resulting from our adoption of the amendments to CICA section 3855 as certain AFS securities were reclassified to loans, and the impact of the weaker Canadian dollar relative to the U.S. dollar also contributed to the increase. These factors were partially offset by lower revenue at RBC Dexia IS and spread compression, primarily in U.S. banking. For further details on the reclassification, refer to the CICA section 3855 – reclassification of securities to loans section.

PCL was up $483 million, mainly attributable to U.S. banking, reflecting impaired loans in our commercial, residential builder finance, lot loan, home equity and residential mortgage portfolios primarily as a result of deteriorated economic and housing market conditions. The impact of the weaker Canadian dollar on the translation of U.S. specific PCL, higher provisions of $59 million resulting from the reclassification noted above and a full year of results from RBTT also contributed to the increase. For further details, refer to the Credit quality performance section.

Non-interest expense increased $470 million, or 25%, primarily reflecting higher staff and occupancy costs mainly related to a full year of expenses from RBTT, and to a lesser extent, ANB. The impact of the weaker Canadian dollar relative to the U.S. dollar and the restructuring of our U.S. banking business also contributed to the increase.

2008 vs. 2007

Net loss of $153 million compared to net income of $242 million in 2007. The decrease in earnings, predominantly in U.S. banking, was mainly attributable to higher PCL and market environment-related losses of $297 million ($201 million after-tax) on our AFS portfolios. These factors were partially offset by RBTT and ANB, reflecting loan and deposit growth, and business growth at RBC Dexia IS.

Total revenue increased $186 million, or 10%, primarily due to ANB and RBTT, business growth at RBC Dexia IS and the impact of the stronger Euro relative to the Canadian dollar. These factors were partially offset by the market environment-related losses and the impact of the stronger Canadian dollar relative to the U.S. dollar.

PCL of $497 million increased $388 million, primarily in U.S. banking, reflecting higher impaired loans in our U.S. residential builder finance, commercial and retail portfolios.

Non-interest expense increased $395 million, or 27%, mainly due to higher staff, occupancy and integration costs related to ANB and RBTT, and increased business volume at RBC Dexia IS. These factors were partially offset by the impact of the stronger Canadian dollar relative to the U.S. dollar.

Outlook and priorities

In the U.S., economic recovery is expected to be slow, which will likely have a continued unfavourable impact on our loan and deposit growth. PCL in U.S. banking is expected to remain at elevated levels in the near term and decline towards the end of 2010 as economic conditions gradually improve. The Caribbean economy will likely remain under pressure, which is expected to have an unfavourable effect on our loan and deposit growth, although some signs of recovery are likely by the end of 2010. In the Eurozone, the expected improvement in capital markets and the return of investor confidence should increase transaction volumes and fee-based client assets at RBC Dexia IS. For further details on our general economic outlook, refer to the 2010 Economic and market outlook section.

Key strategic priorities for 2010

•

Continue to transform our U.S. banking business by implementing a strategic plan to strengthen our retail operating model and improve performance by simplifying the way we do business, improving risk management and distribution capabilities and delivering an enhanced client experience.

•	Further strengthen our position in the Caribbean by completing the rollout of our new Caribbean banking platform and effectively integrating RBTT.
•	Focus on growth strategies at RBC Dexia IS by pursuing select client and market initiatives that respond to emerging opportunities.

Business line review

Banking

Banking consists of our banking operations in the U.S. and Caribbean. Our U.S. banking business provides a complete line of banking products and services through 438 banking centres, approximately 500 ATMs and online banking. Our Caribbean banking business offers a comprehensive suite of banking products and services, as well as international financing and trade promotion services through an extensive branch and ATM network, and online banking.

In the southeastern U.S., we compete against approximately 1,200 other banks, thrifts and credit unions. Deteriorating economic and market conditions during the first half of 2009 resulted in significant consolidation in the U.S. retail banking industry, with numerous bank failures and some acquisitions. In this environment, we are among the top five deposit holders in North Carolina and rank seventh overall as measured by deposits in our southeastern U.S. footprint (1).

In the Caribbean, we compete against banks, trust companies and investment companies serving retail, corporate and institutional customers. We are the second largest bank, by assets, in the English Caribbean, with 125 branches in 17 countries.

Financial performance

Total revenue increased $634 million, or 51%, from the prior year. In U.S. dollars, Banking revenue increased $391 million, or 32%, primarily reflecting deposit and loan growth largely driven by a full year of revenue from RBTT, and to a lesser extent, ANB. Lower market environment-related losses, partially reflecting the reclassification noted above, also contributed to the increase. These factors were partially offset by spread compression due to historically low interest rates and higher impaired loan balances, largely in U.S. banking.

(1)	Our southeastern U.S. banking footprint comprises North Carolina, South Carolina, Virginia, Alabama, Florida, and Georgia.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            27

In U.S. dollars, average deposits and average loans and acceptances both increased $6 billion, or 26% and 24%, respectively. The increase was mainly due to growth in loans and acceptances of 89%, and deposits of 72% in Caribbean banking, largely reflecting RBTT. In U.S. banking, loans and acceptances, and deposits grew 12% and 10%, respectively, primarily attributable to ANB.

Selected highlights			Table 24
(C$ millions, except percentage amounts)	2009 (1)	2008 (1)	2007
Total revenue	$1,880	$1,246	$1,156
Other information (US$ millions)
Total revenue	1,612	1,221	1,059
Net interest margin	3.57%	3.62%	3.56%
Average loans and acceptances	$30,000	$24,100	$17,800
Average deposits	30,300	24,100	17,700
AUA	7,100	9,300	–
AUM	3,500	3,300	–
Number of:
Branches	563	566	394
ATMs	816	815	473

(1)	RBTT reports on a one-month lag. For 2008, our results included RBTT results from June 16 to September 30.

RBC Dexia IS

RBC Dexia IS, of which we have a 50% ownership interest, offers global custody, fund and pension administration, securities lending, shareholder services, analytics and other related services to institutional investors.

RBC Dexia IS, with offices in 16 countries on four continents, competes against the world’s largest global custodians and, in certain markets, against select local financial institutions providing investor services. Although competition continues to be intense, RBC Dexia IS ranks among the top 10 global custodians and consistently achieves top quartile standing in leading industry surveys.

Financial performance

Total revenue decreased $145 million, or 17%, compared to last year, mainly due to lower transaction volumes and reduced fee-based client assets, reflecting capital depreciation. These factors were partially offset by the impact of the weaker Canadian dollar relative to the Euro.

Assets under administration decreased 4%, largely reflecting capital depreciation.

Selected highlights			Table 25
(C$ millions)	2009	2008	2007
Total revenue	$710	$855	$759
Other information
AUA (1)	2,484,400	2,585,000	2,713,100
(1)	Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.

Capital Markets

Capital Markets comprises our global wholesale banking businesses providing corporate, public sector and institutional clients with a wide range of products and services. In North America we offer a full suite of products and service capabilities and have long-standing and deep relationships with our clients. Internationally, we have a select but diversified set of capabilities, which includes fixed income, equity, foreign exchange, structured products, and investment banking. This segment comprises Capital Markets Sales and Trading and Corporate and Investment Banking. Our competitive environment is discussed below in each business.

Year in review

•

We acted as global coordinator in a US$4.0 billion equity offering which was the largest bought deal ever globally, the largest equity offering for a gold producer and the largest equity offering ever completed by a Canadian company.

•

We continued to take advantage of market opportunities by attracting top talent and building teams in our U.S. and European operations, further expanding key businesses and establishing new client relationships. As a result of investments in infrastructure and talent we have increased our market share across several businesses in the U.S., including building a significant U.S. dollar fixed income and currencies presence.

•	We are the only Canadian bank currently designated as a primary dealer in the U.S. which gives us increased access to clients, greater information and market insight and demonstrates our ongoing commitment to our U.S. fixed income trading business.
•

We continue to be Canada’s leading global investment bank, and were again named Dealmaker of the Year in Canada (Financial Post); Best Investment Bank in Canada winning all three categories – debt, equity, and M&A (Euromoney); and a leader in Canadian equity underwriting and corporate debt financing (Bloomberg/Thomson Reuters). We were also recognized as the Best Overall Credit House in Europe (Credit Magazine’s 2009 European Credit Awards), recognizing the success of our credit trading businesses.

Economic and market review

Improvements in global capital markets and easing of credit markets during the latter half of 2009 resulted in lower total market environment-related net losses for 2009 in Capital Markets. Many of our trading businesses benefitted from favourable market opportunities, wider bid/ask spreads, the lower interest rate environment, increased client activity and narrowing credit spreads. However, trading results moderated as market conditions stabilized in the latter part of 2009. Traditional investment banking activities increased in 2009 from the prior year mainly in the latter half of the year and largely in Canada. For further details on our general economic review, refer to the 2009 Economic and market review section.

28             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Capital Markets financial highlights			Table 26
(C$ millions, except number of and percentage amounts)	2009	2008	2007
Net interest income (1)	$3,399	$1,527	$623
Non-interest income	3,524	2,408	3,766
Total revenue (1)	$6,923	$3,935	$4,389
Provision for (recovery of) credit losses	702	183	(22)
Non-interest expense	3,628	2,121	2,769
Net income before income taxes and non-controlling interest in subsidiaries (1)	$2,593	$1,631	$1,642
Net income	$1,768	$1,170	$1,292
Key ratios
ROE	21.0%	20.5%	26.6%
RORC	24.3%	24.5%	32.5%
Selected average balance sheet information
Total assets	$347,900	$340,300	$311,200
Trading securities	121,100	140,200	152,900
Loans and acceptances	39,500	38,300	29,000
Deposits	108,100	132,600	125,700
Attributed capital	8,100	5,600	4,800
Risk capital	7,000	4,700	3,900
Other information
Number of employees (full-time equivalent)	3,097	3,296	3,339
Credit information
Gross impaired loans as a percentage of average net loans and acceptances	2.32%	1.30%	.06%
Specific PCL as a percentage of average net loans and acceptances	1.78%	.48%	(.08)%
Impact of US$ and British pound translation on selected items (1)	2009 vs. 2008
Increased (decreased) total revenue	$166
Increased (decreased) non-interest expense	130
Increased (decreased) net income	19
Percentage change in average US$ equivalent of C$1.00	(11)%
Percentage change in average British pound equivalent of C$1.00	10%

(1)	Taxable equivalent basis. The teb adjustment for 2009 was $366 million (2008 – $410 million, 2007 – $332 million). For further discussion, refer to the How we measure and report our business segments section.

Financial performance

2009 vs. 2008

Net Income increased $598 million or 51% from a year ago, primarily due to stronger trading revenue. Improved results in certain of our corporate and investment banking businesses, and decreased total market environment-related net losses also contributed to the increase. These factors were partially offset by higher variable compensation and PCL, and the reduction of the Enron-related litigation provision of $542 million ($252 million after-tax and related compensation adjustments) in the prior year. A higher effective tax rate also unfavourably impacted net income.

Total revenue increased $3 billion or 76%, mainly reflecting stronger trading revenue, which included decreased market environment-related losses on HFT instruments. These factors were partially offset by losses on the fair value adjustment of certain RBC debt designated as HFT and losses on credit default swaps used to economically hedge the corporate lending portfolio as compared to gains in the prior year. Refer to the Market environment impacts section for further information.

PCL increased $519 million reflecting a number of impaired loans in our corporate lending portfolio related to specific clients specializing in non-bank financial services, financing products and technology & media sectors. For further details refer to the Credit quality performance section.

Non-interest expense increased $1.5 billion largely due to increased variable compensation driven by higher trading results and the impact of the weaker Canadian dollar relative to the U.S. dollar. Last year, the reduction of the Enron-related litigation provision favourably impacted non-interest expense.

2008 vs. 2007

Net income decreased $122 million, or 9%, compared to 2007 largely due to significantly higher total market environment-related net losses, weak equity and debt origination activities and higher PCL. The decrease in net income was partially offset by higher trading results in certain businesses and lower non-interest expenses.

Total revenue decreased $454 million, or 10%, primarily due to significantly higher market environment-related losses on HFT instruments and weak equity and debt origination activities. The impact of the stronger Canadian dollar relative to the U.S. dollar and British pound also contributed to the decrease. These items were partially offset by higher trading results, higher gains on credit derivative contracts recorded at fair value used to economically hedge our corporate lending portfolio and gains on fair value adjustments on certain RBC debt designated as HFT.

PCL of $183 million compared to a recovery of $22 million in 2007 due to a few impaired specific corporate loans.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            29

Non-interest expense decreased $648 million, or 23%, mainly due to the reduction of the Enron-related litigation provision and lower variable compensation mostly attributable to market environment-related losses on HFT instruments and the impact of a stronger Canadian dollar relative to the U.S. dollar and British pound. These factors were partially offset by higher infrastructure investments in certain businesses and sundry losses.

Outlook and priorities

Increases in equity and debt origination and M&A fees in the near-term are likely as market and economic conditions are expected to improve. We anticipate that most of our trading businesses will perform at a more moderate level in 2010 due to expected lower market volatility, narrower bid/ask and credit spreads, the potential easing of government liquidity programs, increased competition and rising interest rates. Our lending businesses will likely be impacted by narrower credit spreads affecting revenue, while lower PCL is anticipated resulting from projected improved economic conditions in the near-term. Our trading revenue may be impacted by changes to the regulatory environment in which we operate due to higher capital requirements and new leverage requirements. We expect significantly lower total market environment-related net losses as markets are expected to continue to stabilize in the near-term. For further details on our general economic outlook, refer to the 2010 Economic and market outlook section.

Key strategic priorities for 2010

•	To remain the undisputed leader in Canada.
•

We intend to be a top-tier provider of both client and trading focused products and services in the U.S., which includes increases in origination activities and expansion of our client base in our investment banking businesses and further expansion of our fixed income trading businesses by leveraging our designation as a primary dealer.

•

Continue to grow our businesses in Europe and Asia by leveraging our strength in fixed income and other trading products. Our investment banking businesses will remain focused on expanding our share of energy and mining clients.

•	Further invest in our commodities businesses to establish a leading energy trading and marketing platform in North America and Europe by leveraging our existing expertise in this sector.
•

We will continue to manage our balance sheet to position assets for the highest return, maintain a diverse portfolio of businesses and manage market and credit risk within established enterprise constraints. We remain committed to prudent cost management while making investments in our risk and control infrastructure.

Business line review

Capital Markets Sales and Trading

Capital Markets Sales and Trading comprises our trading and distribution operations largely related to fixed income, foreign exchange, equities and derivative products for institutional and corporate clients and our proprietary trading operations.

Our Capital Markets Sales and Trading businesses compete with global and regional investment banks. We have taken advantage of market opportunities resulting from the market disruption as a number of competitors have exited or have significantly reduced their investments related to these areas.

Financial performance

Capital Markets Sales and Trading revenue increased $3.4 billion from a year ago largely reflecting stronger trading revenue, which included a decrease in market environment-related losses on HFT instruments and gains on credit valuation adjustments on certain derivative contracts as compared to losses in the prior year. Strong performances in our U.S.-based equity and global fixed income and money markets businesses contributed to the increase in trading revenue. These factors were partially offset by losses on fair value adjustments on certain RBC debt designated as HFT, resulting from the narrowing of our credit spreads as compared to gains in the prior year.

Selected highlights	Table 27

(C$ millions)	2009	2008	2007
Total revenue	$5,247	$1,824	$2,453
Other information
Average assets	315,700	309,700	282,900
FTE	1,493	1,595	1,655

Corporate and Investment Banking

Corporate and Investment Banking comprises our investment banking, debt and equity origination, advisory services, corporate lending, private equity, and client securitization businesses. It also includes our global credit business, which oversees the management of our lending portfolios and global financial institutions business. Our Research group offers economic and securities research to institutional and retail clients globally.

Our Corporate and Investment Banking businesses primarily compete with global investment banks, commercial banks and boutique firms. We have an established reputation as a premier Canadian investment bank with top-tier market share in virtually all lines of wholesale business in Canada.

Financial performance

Corporate and Investment Banking revenue decreased $435 million as compared to the prior year.

Gross underwriting and advisory fees revenue increased $139 million primarily due to improved equity origination activity largely in Canada and higher debt origination activities mainly in the U.S. resulting from improved global equity markets and easing of credit markets, during the latter half of 2009. These increases were partially offset by lower M&A fees, largely reflecting a strong fourth quarter performance in the prior year. However, M&A fees increased throughout 2009, largely resulting from improved market conditions.

Other revenue decreased by $574 million largely reflecting losses on credit default swaps recorded at fair value used to economically hedge the corporate loan portfolio, compared to gains recognized in the prior year. These factors were partially offset by higher revenue from our client securitization and core lending businesses.

30             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Selected highlights			Table 28
(C$ millions)	2009	2008	2007
Total revenue	$1,676	$2,111	$1,936
Other information
Gross underwriting and advisory fees	789	650	949
Other revenue (1)	887	1,461	987
Average assets	32,200	30,600	28,300
FTE	1,604	1,701	1,684

(1)	Other includes revenue associated with our core lending portfolio and syndicated finance, private equity distributions and gains/losses on private equity investments.

Corporate Support

Corporate Support comprises Operations, Technology and Functions. Our Operations and Technology teams provide the operational and technological foundation required to effectively deliver products and services to our clients, while Functions includes our corporate treasury, finance, human resources, risk management, internal audit and other functional groups. The associated costs are largely allocated to the business segments, although certain activities related to monitoring and oversight of the enterprise reside within this segment.

Reported results for Corporate Support mainly reflect activities that are undertaken for the enterprise, and which are not allocated to the business segments. For further details, refer to the How we measure and report our business segments section.

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a year-over-year analysis is not relevant. The following identifies the material items affecting the reported results in each year.

Corporate Support financial highlights			Table 29
(C$ millions)	2009	2008	2007
Net interest income (1)	$(924)	$(995)	$(732)
Non-interest income	832	358	377
Total revenue (1)	$(92)	$(637)	$(355)
Provision for (recovery of) credit losses (2)	456	47	(85)
Non-interest expense	34	(18)	36
Net loss before income taxes and non-controlling interest in subsidiaries (1)	$(582)	$(666)	$(306)
Net (loss) income	$(206)	$(178)	$209
Securitization
Total securitizations sold and outstanding (3)	$32,685	$19,316	$17,889
New securitization activity in the year (4)	18,689	6,482	4,264
Other information
Number of employees (full-time equivalent)	20,876	20,794	20,349

(1)	Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section. These amounts included the elimination of the adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets of $366 million in 2009 (2008 – $410 million, 2007 – $332 million).
(2)	PCL in Corporate Support comprises the general provision and an adjustment related to PCL on securitized credit card loans managed by Canadian Banking. For further information, refer to the How we measure and report our business segments section.
(3)	Total securitizations sold and outstanding comprises credit card loans and residential mortgages.
(4)	New securitization activity comprises Canadian residential mortgages and credit card loans securitized and sold in the year. For further details, refer to Note 5 to our Consolidated Financial Statements. This amount does not include Canadian residential mortgage and commercial mortgage securitization activity of Capital Markets.

2009

Net loss of $206 million included a general provision for credit losses of $589 million ($391 million after-tax), losses on certain AFS securities of $419 million ($390 million of market environment-related losses), including a loss of $144 million ($99 million after-tax) in the latter part of the year on certain Canadian bank common shares. Losses on fair value adjustments of $217 million ($151 million after-tax) on certain RBC debt designated as HFT, reflecting the tightening of our credit spreads also contributed to the loss. These factors were partially offset by securitization gains inclusive of new and re-investment related activity, net of economic hedging activities, totaling $918 million ($630 million after-tax), mainly due to a higher than historical level of securitization activity from our participation in government-sponsored funding programs. For further details on the general provision, refer to the Credit quality performance section.

2008

Net loss of $178 million included market environment-related losses of $268 million ($210 million after-tax) on certain AFS securities and $129 million ($87 million after-tax) on certain HFT securities. The net loss also reflected an increase in the general allowance of $145 million ($98 million after-tax) and a foreign currency translation adjustment related to our U.S. dollar-denominated deposits used to fund certain U.S. dollar-denominated AFS securities. These factors were partially offset by income tax amounts largely related to enterprise funding activities that were not allocated to the segments, the gain on fair value adjustments on certain RBC debt designated as HFT of $190 million ($129 million after-tax), reflecting the widening of our credit spreads, gains related to the change in fair value of certain derivatives used to economically hedge our funding activities and gains related to securitization activity.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            31

2007

Net income of $209 million included income tax amounts largely related to enterprise funding activities that were not allocated to the business segments and favourable income tax settlements related to prior years. These factors were partially offset by the decline in fair value related to the recognition of the ineffectiveness of hedged items and the related derivatives in hedge accounting relationships, a cumulative adjustment for losses resulting from the fair value of certain derivatives that did not qualify for hedge accounting and higher capital taxes that were not allocated to the business segments.

Results by geographic segment (1)	Table 30

	2009				2008				2007
(C$ millions)	Canada	U.S.	Other International	Total	Canada	U.S.	Other International	Total	Canada	U.S.	Other International	Total
Net interest income	$7,828	$2,134	$1,544	$11,506	$6,929	$1,132	$987	$9,048	$6,402	$412	$888	$7,702
Non-interest income	9,464	5,565	2,571	17,600	8,220	2,521	1,793	12,534	8,638	4,322	1,800	14,760
Total revenue	$17,292	$7,699	$4,115	$29,106	$15,149	$3,653	$2,780	$21,582	$15,040	$4,734	$2,688	$22,462
Provision for (recovery of) credit losses	1,479	1,821	113	3,413	924	643	28	1,595	696	90	5	791
Insurance PBCAE	2,100	1,571	938	4,609	922	30	679	1,631	1,230	474	469	2,173
Non-interest expense	7,632	4,572	2,354	14,558	7,490	2,991	1,870	12,351	7,409	3,405	1,659	12,473
Goodwill impairment charge	–	1,000	–	1,000
Income taxes and non-controlling interest	1,799	(133)	2	1,668	1,826	(163)	(213)	1,450	1,788	(13)	(242)	1,533
Net income	$4,282	$(1,132)	$708	$3,858	$3,987	$152	$416	$4,555	$3,917	$778	$797	$5,492

(1)	For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. This location frequently corresponds to the location of the legal entity through which the business is conducted and the location of our clients. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar. For further details, refer to Note 28 to our Consolidated Financial Statements.

2009 vs. 2008

Net income in Canada was $4,282 million, up $295 million, or 7%, compared to the prior year. The increase primarily reflected higher net securitization gains, strong volume growth and cost management in our banking-related businesses, and higher trading revenue, which was partially offset by higher related variable compensation. Improved equity origination activity also contributed to the increase. These factors were partially offset by higher PCL and losses on fair value adjustments on certain RBC debt designated as HFT, compared to gains in the prior year. Spread compression in our banking-related and certain wealth management businesses and higher losses on our AFS securities also partly offset the increase in net income.

U.S. net loss of $1,132 million compares to net income of $152 million last year, primarily reflecting the goodwill impairment charge, higher PCL and the prior year reduction of the Enron-related litigation provision. The impact of the weaker Canadian dollar relative to the U.S. dollar, losses on credit default swaps and spread compression also contributed to the decrease. These factors were partly offset by higher trading revenue, which was partially offset by higher related variable compensation, lower market environment-related losses on our HFT and AFS instruments, higher transaction volumes and improved debt origination activity.

Other International net income was $708 million, up $292 million, or 70%, mainly reflecting lower market environment-related losses on our HFT and AFS instruments, and higher trading revenue, which was partially offset by higher related variable compensation. A full year of results from RBTT, growth in our European life and other life retrocession businesses, and the continued expansion of our U.K. annuity reinsurance business also contributed to the increase. These factors were partly offset by losses on credit default swaps and losses on fair value adjustments on certain RBC debt designated as HFT.

2008 vs. 2007

Net income in Canada was $3,987 million, up $70 million, or 2%, from 2007. The increase primarily reflected higher gains on credit valuation adjustments on certain derivative contracts, solid volume growth and cost management in our banking business, and higher trading revenue in certain businesses. These factors were partially offset by the prior year Visa Inc. restructuring gain, weak equity origination activity, and lower M&A and debt origination activities.

U.S. net income of $152 million was down $626 million, or 80%, largely reflecting significantly higher market environment-related losses and PCL, lower equity and debt origination activities, and the impact of the stronger Canadian dollar relative to the U.S. dollar. These factors were partially offset by the reduction of the Enron-related litigation provision, lower variable compensation and higher trading revenue in certain businesses, and gains on fair value adjustments on certain RBC debt designated as HFT.

Other International net income of $416 million was down $381 million, mainly reflecting market environment-related losses. The decrease was partially offset by higher trading revenue in certain businesses, gains on fair value adjustments on certain RBC debt designated as HFT, the inclusion of our RBTT acquisition, and business growth at RBC Dexia IS.

32             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Financial condition

Condensed balance sheets (1), (2)		Table 31
As at October 31 (C$ millions)	2009	2008
Assets
Cash and due from banks	$8,353	$11,086
Interest-bearing deposits with banks	8,923	20,041
Securities	186,272	171,134
Assets purchased under reverse repurchase agreements and securities borrowed	41,580	44,818
Loans (net of allowances for loan losses)	280,963	289,540
Other – Derivatives	92,173	136,134
– Other	36,725	51,106
Total assets	$654,989	$723,859
Liabilities and shareholders’ equity
Deposits	$398,304	$438,575
Other – Derivatives	84,390	128,705
– Other	125,462	114,039
Subordinated debentures	6,461	8,131
Trust capital securities	1,395	1,400
Non-controlling interest in subsidiaries	2,071	2,371
Total liabilities	618,083	693,221
Total shareholders’ equity	36,906	30,638
Total liabilities and shareholders’ equity	$654,989	$723,859
(1)	Foreign currency denominated assets and liabilities are translated to Canadian dollars. Refer to Note 1 to our Consolidated Financial Statements.
(2)	Refer to Table 1 for period-end Canadian/U.S. dollar spot exchange rates.

2009 vs. 2008

Total assets were down $69 billion, or 10%, from a year ago, with approximately half of the decrease due to the impact of the stronger Canadian dollar on the translation of mainly U.S. dollar-denominated assets. The decrease in the fair value of derivatives also contributed to the decrease.

Interest-bearing deposits with banks decreased $11 billion, largely reflecting significantly lower levels of interbank lending as a result of economic and market conditions.

Securities were up $15 billion, or 9%, resulting from increased positions for government debt instruments, and our recent designation as a primary dealer in the U.S. These factors were partially offset by the impact of the stronger Canadian dollar on the translation of mainly U.S. dollar-denominated assets.

Loans decreased $9 billion, or 3%, from a year ago, mainly due to the stronger Canadian dollar on the translation of mainly U.S. dollar denominated assets. In addition, strong growth in Canadian home equity loans was offset by increased securitization activity as well as a decline in wholesale loans resulting from reduced utilization of lending facilities by our clients.

Derivatives were down $44 billion, or 32%, from the prior year, mainly attributable to the lower fair value of derivative-related assets. This reduction was primarily a result of the impact of the weakening U.S. dollar, both on U.S. dollar-denominated assets and on foreign exchange contract positions where we were long on the U.S. dollar. A strategic reduction in positions and the impact of the tightening of credit spreads on credit protection bought also contributed to the decrease.

Other assets were down $14 billion, or 28%, mainly due to the reclassification in the current year of certain broker-dealer receivables which are offset in wholesale loans, lower customers’ liability under acceptances and the goodwill impairment charge in the year.

Total liabilities were down $75 billion, or 11%, from a year ago, with approximately half of the decrease attributable to the impact of the stronger Canadian dollar on the translation of mainly U.S. dollar-denominated liabilities.

Deposits decreased $40 billion, or 9%, largely due to lower business and government deposits as a result of lower funding requirements, the stronger Canadian dollar and decreases in personal term deposits resulting from the historically low interest rate environment. These factors were partially offset by the increase in personal demand deposits due to strong demand for our high yield savings products.

Derivatives liabilities decreased $44 billion, or 34% from the prior year, mainly attributable to lower fair value of derivative-related liabilities. This reduction was primarily a result of the impact of the weakening U.S. dollar, both on U.S. dollar-denominated liabilities and on foreign exchange contract positions where we were short on the U.S. dollar. A strategic reduction in positions and the impact of the tightening of credit spreads on credit protection sold also contributed to the decrease.

Other liabilities increased $11 billion or 10%, mainly resulting from an increase in obligations related to securities sold short as well as an increase in repurchase agreements due to increased volume from our recent designation as a primary dealer in the U.S., offset by a reduction in acceptances.

Shareholders’ equity increased $6 billion, or 20%, from the prior year, largely reflecting the issuance of common and preferred shares, a reduction in net unrealized losses on our AFS portfolio and earnings, net of dividends.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our balance sheet. Off-balance sheet transactions are generally undertaken for risk, capital and/or funding management purposes which benefit us and our clients. These include transactions with special-purpose entities (SPEs) and may include issuance of guarantees and give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk, capital and liquidity management section.

SPEs are typically created for a single, discrete purpose, have a limited life and serve to legally isolate the financial assets held by the SPE from the selling organization. They are not operating entities and usually have no employees. SPEs may be variable interest entities (VIEs) as defined by CICA Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). Refer to the Critical accounting policies and estimates section and Notes 1, 6 and 31 to our 2009 Annual Consolidated Financial Statements for our consolidation policy and information about the VIEs that we have consolidated (on-balance sheet) or in which we have significant variable interests, but have not consolidated (off-balance sheet). Pursuant to CICA Accounting Guideline 12, Transfers of Receivables (AcG-12),

Qualifying SPEs (QSPEs) are legal entities that are demonstrably distinct from the transferor, have limited and specified permitted activities, have defined asset holdings and may only sell or dispose of selected assets in automatic response to specified conditions. We manage and monitor our involvement with SPEs through our Reputation Risk Oversight Committee; this committee is described in the Risk, capital and liquidity management section.

Securitization of our financial assets

We periodically securitize our credit card receivables and residential mortgage loans primarily to diversify our funding sources and enhance our liquidity position. We also securitize residential and commercial mortgage loans for sales and trading activities. In addition, we also participate in bond securitization activities primarily to diversify our funding sources. Gains and losses on securitizations are included in Non-interest income. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements for our accounting policy for securitizations, and to Note 5 for a description of our securitization activities by major product types.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            33

Our financial asset securitizations		Table 32
As at October 31 (C$ millions)	2009	2008
Outstanding securitized assets
Credit cards	$3,870	$4,120
Commercial and residential mortgages	39,796	24,386
Bond participation certificates	1,105	1,243
Total	$44,771	$29,749
Retained interests
Residential mortgages
Mortgage-backed securities retained (1)	$8,920	$12,342
Retained rights to future excess interest	1,497	699
Credit cards
Asset-backed securities purchased (2)	981	954
Retained rights to future excess interest	33	26
Subordinated loan receivables	5	8
Commercial mortgages
Asset-backed securities purchased (2)	2	7
Bond participation certificates retained	55	87
Total	$11,493	$14,123

(1)	All residential mortgages securitized are Canadian mortgages and are government guaranteed.
(2)	Securities purchased during the securitization process.

Securitization activities during 2009

During the year, we securitized $26.7 billion of residential mortgages, of which $16.6 billion were sold and the remaining $10.1 billion (notional value) were retained. The increase in 2009 reflects that in addition to our regular participation in the traditional Canada Mortgage Bond Program, we sold Canadian government insured residential mortgage backed securities (RMBS) into the Government of Canada auction program, known as the Insured Mortgage Purchase Program. We also securitized and sold $15 million of bond partic-

ipation certificates. Refer to Note 5 to our 2009 Annual Consolidated Financial Statements for further details including the amounts of impaired and past due loans that we manage and any losses recognized on securitization activities during the year.

Capital trusts

We issue innovative capital instruments, RBC Trust Capital Securities (RBC TruCS) and RBC Trust Subordinated Notes (RBC TSNs), through three SPEs: RBC Capital Trust (Trust), RBC Capital Trust II (Trust II) and RBC Subordinated Notes Trust (Trust III). We consolidate Trust but do not consolidate Trust II or Trust III because we are not the Primary Beneficiary since we are not exposed to the majority of the expected losses and we do not have a significant interest in these trusts. As at October 31, 2009 and October 31, 2008, we held residual interests of $1 million in each of Trust II and Trust III. We had loan receivables of $3 million (2008 – $3 million) and $30 million (2008 – $30 million) from Trust II and Trust III, respectively, and reported the senior deposit notes of $900 million and $999.8 million (2008 – $900 million and $999.8 million) that we issued to Trust II and Trust III, respectively, in our deposit liabilities. Under certain circumstances, RBC TruCS of Trust II will be automatically exchanged for our preferred shares and RBC TSNs exchanged for our subordinated notes without prior consent of the holders. In addition, RBC TruCS holders of Trust II have the right to exchange for our preferred shares as outlined in Note 17 to our 2009 Annual Consolidated Financial Statements.

Interest expenses on the senior deposit notes issued to Trust II and Trust III amounted to $52 million and $47 million, respectively (2008 – $52 million and $47 million), during the year. For further details on the capital trusts and the terms of the RBC TruCS and RBC TSNs issued and outstanding, refer to the Capital management section and Note 17 to our 2009 Annual Consolidated Financial Statements.

Special purpose entities

The following table provides information on our VIEs in addition to the disclosures and detailed description of VIEs provided in Notes 1, 6 and 31 to our 2009 Annual Consolidated Financial Statements.

Variable interest entities													Table 33
						2009							2008
			Total assets by credit ratings (3)			Total assets by average maturities				Total assets by geographic location of borrowers
As at October 31 (C$ millions)	Total assets (1)	Maximum exposure (1), (2)	Investment grade (4)	Non- investment grade (4)	Not rated	Under 1 year	1-5 years	Over 5 years	Not applicable	Canada	U.S.	Other International	Total assets (1)	Maximum exposure (1), (2)
Unconsolidated VIEs in which we have significant variable interests:
Multi-seller conduits (5)	$26,181	$26,550	$26,001	$180	$–	$13,515	$10,775	$1,891	$–	$6,097	$18,426	$1,658	$42,698	$43,448
Structured finance VIEs	9,613	2,527	5,885	–	3,728	1	–	9,612	–	–	9,613	–	10,904	3,927
Credit investment product VIEs	930	505	294	471	165	–	–	930	–	–	930	–	2,649	1,281
Third-party conduits	575	250	575	–	–	575	–	–	–	575	–	–	734	386
Investment funds	84	28	–	–	84	–	–	–	84	–	2	82	816	184
Other	340	103	–	–	340	–	–	29	311	32	272	36	155	63
	$37,723	$29,963	$32,755	$651	$4,317	$14,091	$10,775	$12,462	$395	$6,704	$29,243	$1,776	$57,956	$49,289
Consolidated VIEs:
Structured finance VIEs	$2,620		$2,561	$59	$–	$–	$–	$2,620	$–	$–	$2,620	$–	$2,491
Investment funds	588		–	–	588	–	–	–	588	202	189	197	1,268
Compensation vehicles	64		–	–	64	–	–	–	64	64	–	–	76
Credit investment product VIEs	–		–	–	–	–	–	–	–	–	–	–	196
Other	3		–	–	3	–	–	3	–	–	3	–	113
	$3,275		$2,561	$59	$655	$–	$–	$2,623	$652	$266	$2,812	$197	$4,144

(1)	Total assets and maximum exposure to loss correspond to disclosures provided in Note 6 to our 2009 Annual Consolidated Financial Statements.
(2)	The maximum exposure to loss resulting from significant variable interests in these VIEs consists mostly of investments, loans, liquidity facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(3)	The risk rating distribution of assets within the VIEs is indicative of the credit quality of the collateral underlying those assets. Certain assets, such as derivatives, mutual fund or hedge fund units and personal loans, or underlying collateral are not rated in the categories disclosed in the table.
(4)	Our internal risk ratings for major counterparty types approximate those of public rating agencies. Ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings.
(5)	Represents multi-seller conduits administered by us.

34             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Over 84% of assets in unconsolidated VIEs in which we have significant variable interests and over 77% of assets in consolidated VIEs were rated A or above. These assets are primarily originated in the U.S. with varying maturities. For multi-seller conduits and unconsolidated structured finance VIEs, over 95% and 61%, respectively, of assets were rated A or above.

Securitization of client financial assets

We administer six multi-seller asset-backed commercial paper conduit programs (multi-seller conduits or conduits) – three in Canada and three in the U.S. We are involved in these conduit markets because our clients value these transactions. The conduits offer us a favourable revenue, risk-adjusted return and cross-selling opportunities. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral.

The multi-seller conduits purchase various financial assets and finance the purchases by issuing highly rated asset-backed commercial paper (ABCP) on an unleveraged basis. One percent (2008 – less than 1%) of outstanding securitized assets comprised U.S. Alt-A or subprime mortgages and the securitized assets do not contain commercial mortgage loans.

We provide services such as transaction structuring, administration, backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. Fee revenue for all such services has increased significantly since the prior year, $271 million during 2009 as compared to $160 million during 2008, due to increases in transaction pricing which more than offset the volume reduction during the year. These amounts are reported in Non-interest income. Commitments under the backstop liquidity and credit enhancement facilities are factored into our risk adjusted asset calculation and therefore impact our regulatory capital requirements. We do not maintain any ownership or retained interests in these multi-seller conduits and have no rights to, or control of, their assets.

Our total commitment to the conduits in the form of backstop liquidity and credit enhancement facilities is shown below. The total committed amount of these facilities exceeds the total amount of the maximum assets that may have to be purchased by the conduits under the purchase agreements. As a result, the maximum exposure to loss attributable to our backstop liquidity and credit enhancement facilities is less than the total committed amount of these facilities. Our backstop liquidity and credit enhancement facilities are explained in Notes 6 and 31 to our 2009 Annual Consolidated Financial Statements.

Liquidity and credit enhancement facilities								Table 34
	2009				2008
As at October 31 (C$ millions)	Notional of committed amounts (1)	Allocable notional amounts	Outstanding loans (2)	Total maximum exposure to loss	Notional of committed amounts (1)	Allocable notional amounts	Outstanding loans (2)	Total maximum exposure to loss
Backstop liquidity facilities	$26,669	$22,200	$1,683	$23,883	$43,452	$37,080	$1,882	$38,962
Credit enhancement facilities	2,667	2,667	–	2,667	4,486	4,486	–	4,486
Total	$29,336	$24,867	$1,683	$26,550	$47,938	$41,566	$1,882	$43,448

(1)	Based on total committed financing limit.
(2)	Net of allowance for loan losses and write-offs.

Maximum exposure to loss by client asset type						Table 35
As at October 31 ($ millions)	2009			2008
	(US$)	(C$)	Total (C$)	(US$)	(C$)	Total (C$)
Outstanding securitized assets
Credit cards	$9,180	$1,494	$11,426	$12,281	$1,494	$16,286
Auto loans and leases	2,611	2,488	5,312	3,426	5,390	9,517
Student loans	2,358	–	2,551	3,670	–	4,420
Trade receivables	1,464	867	2,451	2,280	2,302	5,048
Asset-backed securities	2,087	–	2,258	2,306	–	2,778
Equipment receivables	596	986	1,631	365	1,535	1,975
Truck loans and leases	290	–	314	235	–	283
Electricity market receivables	–	255	255	–	306	306
Corporate loans receivables	206	–	223	276	–	333
Insurance premiums	–	66	66	213	203	460
Residential mortgages	–	63	63	–	110	110
Consumer loans	–	–	–	1,122	–	1,351
Dealer floor plan receivables	–	–	–	327	187	581
Total	$18,792	$6,219	$26,550	$26,501	$11,527	$43,448
Canadian equivalent	$20,331	$6,219	$26,550	$31,921	$11,527	$43,448

During the past year, we have continued to focus on selective origination resulting in a reduction in our maximum exposure to loss and concentrations while at the same time increasing pricing and first loss protection. The maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as of October 31, 2009 were $26.1 billion (2008 – $42.7 billion). The changes from year to year are as follows: U.S. dollar assets decreased by U.S. $7.5 billion from the prior year, mainly in the Credit cards, Student loans and Consumer loans asset classes; Canadian dollar assets decreased $5.2 billion from the prior year, mainly in the Auto loans and leases, Trade receivables and Equipment receivables asset classes. Of the total purchase commitments outstanding, the multi-seller conduits have purchased financial assets totaling $18.9 billion as at October 31, 2009 (2008 – $33.6 billion). As 76.7% of the assets of the multi-seller conduits are U.S. denominated assets, our total maximum exposure to loss reported in Table 35 is impacted by changes to the Canadian and U.S. exchange rate. Applying the exchange rate as at October 31, 2008, our maximum exposure to loss would have decreased by approximately 33% to $29 billion from October 31, 2008 to October 31, 2009, rather than the 39% decrease highlighted above.

As of August 31, 2009, the weighted averaged first loss credit protection provided by the sellers of the financial assets was 41% of total assets, providing a coverage multiple of 8.3 times the weighted average annual expected loss rate on the client asset portfolio of 4.9%. Our fee structure also reduces our risk exposure on the portfolio. For 93% of the securitized assets as at October 31, 2009 (2008 – 90%), funding is provided on a cost of funds plus basis, such that the cost to our clients is the sum of the conduit cost of funds plus a fee that includes the cost of allocable credit facilities and ancillary costs provided by us and other third parties. As a result, we are not exposed to the funding or spread risk on these assets that would arise in volatile markets. Furthermore, an unrelated third party (expected loss investor) agreed to absorb credit losses, up to a

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            35

maximum contractual amount, that may occur in the future on the assets in the multi-seller conduits before us and the multi-seller conduit’s debt holders.

Multiple independent debt rating agencies review all of the transactions in the multi-seller conduits. Transactions financed in our U.S. multi-seller conduits are reviewed by three rating agencies Moody’s Investors Service (Moody’s), Standard & Poor’s (S&P) and Fitch Ratings (Fitch). Transactions in our Canadian multi-seller conduits are also reviewed by Dominion Bond Rating Services (DBRS). Each applicable rating agency also reviews ongoing transaction performance on a monthly basis and may publish reports detailing portfolio and program information related to the conduits.

Of total ABCP issued by the multi-seller conduits of $18.9 billion (2008 – $33.6 billion), 70% (2008 – 74%) is generally rated within the top ratings category of those rating agencies that rate the ABCP; the remaining amount is rated in the second highest ratings category of those agencies. The weighted average maturities (U.S. conduits 45.3 and 37.9 days and Canadian conduits 31.3 and 29.4 days as at October 31, 2009 and October 31, 2008, respectively) remain longer than historical averages, providing well balanced maturity profiles and assisting in mitigating funding risks associated with market disruptions. We sometimes purchase the ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. As at October 31, 2009, the fair value of our inventory was $3.7 million (2008 – $598 million), classified as Securities – Trading. Inventory continues to remain below historical levels.

The U.S. multi-seller conduits include $2.4 billion of asset-backed securities. There are no asset-backed securities in the Canadian multi-seller conduits. In 2008 and 2009, certain U.S. multi-seller conduits drew down some of our backstop liquidity facilities to fund a portion of the asset-backed securities. These loans, net of write-offs and allowances, amounted to $1.7 billion (2008 – $1.9 billion), and are included in Loans – Wholesale. Of the $1.7 billion, $65 million (2008 – $203 million) and a related $2 million of allowance for loan losses (2008 – $65 million), pertain to a single asset-backed collateralized debt obligation which is classified as impaired. In 2009, we wrote off $126 million (2008 – $nil) against the allowance for loan losses. All other asset-backed securities remain performing.

Creation of credit investment products

We use SPEs to generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet the needs of investors with specific requirements. These SPEs issue funded and unfunded notes. In some instances, we invest in these notes. The funded notes may be rated by external rating agencies, as well as listed on a stock exchange. While the majority of the funded notes are expected to be sold on a “buy and hold” basis, we may occasionally act as market maker. For information on unfunded notes, refer to Notes 6 and 31 to our 2009 Annual Consolidated Financial Statements.

As with all our derivatives, the derivatives with these SPEs are carried at fair value in derivative-related assets and liabilities. Our exposure to these SPEs has decreased from the prior year due to certain entities winding down. The assets in these SPEs amounted to $2.9 billion as at October 31, 2009 (2008 – $5.3 billion), of which $nil were consolidated as at October 31, 2009 (2008 – $.2 billion). As at October 31, 2009, our investments in the funded notes, the derivative-related receivables, and the notional amounts of the unfunded notes related to the unconsolidated SPEs were $18 million (2008 – $34 million), $317 million (2008 – $599 million) and $170 million (2008 – $648 million), respectively.

Structured finance

In 2008, we purchased U.S. auction rate securities (ARS) from entities which funded their long-term investments in student loans by issuing short-term senior and subordinated notes. As at October 31, 2009, the total assets of the unconsolidated ARS VIEs in which we have significant investments and the fair value of these significant investments were $4.7 billion (2008 – $4.9 billion) and $1.3 billion (2008 – $2.0 billion), respectively. As at October 31, 2009, approximately 89% of these investments were AAA rated. Interest income from the ARS investments, which is reported in Net-interest income, amounted to $77.5 million during the year (2008 – $93 million, 2007 – $2 million).

We also sell ARS into Tender Option Bond (ARS TOB) programs. We are the remarketing agent for the floating-rate certificates issued by the ARS TOB programs and we provide liquidity facilities and letters of credit to each of the ARS TOB programs. The liquidity facilities and letters of credit are included in our disclosure on guarantees in Note 25 to our 2009 Annual Consolidated Financial Statements. As at October 31, 2009, the total assets of unconsolidated ARS TOB programs were $791 million (2008 – $1.4 billion). We did not hold any floating-rate certificates as market maker for the ARS TOB programs as at October 31, 2009 or October 31, 2008. Fee revenue for the remarketing services and the provision for the letters of credit and liquidity facilities, which is reported in Non-interest income, amounted to $3 million during the year (2008 – $3 million, 2007 – $nil).

In 2008, we also sold ARS to an unaffiliated and unconsolidated entity at fair market value. The purchase of the ARS by this entity was financed by a loan from us, and the loan is secured by various assets of the entity. As at October 31, 2009, total assets of this entity and our maximum exposure to loss were $4.2 billion (2008 – $4.7 billion) and $449 million (2008 – $500 million), respectively. Fee revenue from this entity, resulting from the credit facility, administrative services and guarantees that we provide to the entity, as well as our role as remarketing agent for the ARS held by the entity, amounted to $3.7 million during the year (2008 – $4.0 million, 2007 – $.3 million). This amount is reported in Non-interest income. The interest income from the loan and the credit facility, which is reported in Net interest income, totalled $7.2 million for the year (2008 – $6.7 million, 2007 – $1.1 million).

Investment funds

We enter into fee-based equity derivative transactions with investment funds. These transactions provide their investors with the desired exposure. We hedge our exposure from these derivatives by investing in other funds. Due to higher redemptions during the year, the total assets held in the unconsolidated funds where we have significant exposure decreased by $732 million to $84 million as at October 31, 2009. We have also chosen to reduce our interest to certain funds during the year. As a result, our total exposure, which is primarily related to the investments in the funds, decreased by $156 million to $28 million as at October 31, 2009.

Trusts, mutual and pooled funds

Our joint venture, RBC Dexia IS, offers global custody, fund and pension administration, shareholder services, foreign exchange, securities lending, analytics and other related services to institutional investors. Where RBC Dexia IS acts as trustee, it has a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. 50% of the fees earned by RBC Dexia IS are included in our revenue, representing our share of interest in the joint venture. Refer to Note 9 to our 2009 Annual Consolidated Financial Statements for more details.

We manage assets in mutual and pooled funds and earn fees at market rates from these funds, but do not guarantee either principal or returns to investors in any of these funds.

36             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Guarantees, retail and commercial commitments

We issue guarantee products, as described in Note 25 to our 2009 Annual Consolidated Financial Statements, in return for fees which are recorded in Non-interest income. Our maximum potential amount of future payments in relation to our guarantee products as at October 31, 2009, amounted to $89 billion (2008 – $137 billion). In addition, as at October 31, 2009, RBC Dexia IS securities lending indemnifications totalled $34.7 billion (2008 – $45.7 billion); we are exposed to 50% of this amount. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or collateral held or pledged. As at October 31, 2009, we had $22.6 billion (2008 – $37.9 billion) in backstop liquidity facilities related to ABCP programs, of which 98% (2008 – 98%) was committed to RBC-administered multi-seller conduits.

We also provide commitments to our clients to help them meet their financing needs. These guarantees and commitments exposed us to liquidity and funding risks. The following is a summary of our off-balance sheet commitments. Refer to Note 25 to our 2009 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

Retail and commercial commitments (1)					Table 36
(C$ millions)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total
Documentary and commercial letters of credit	$481	$–	$–	$–	$481
Commitments to extend credit and liquidity facilities	10,531	61,528	5,217	4,188	81,464
Uncommitted amounts (2)	–	181,172	–	–	181,172
	$11,012	$242,700	$5,217	$4,188	$263,117

(1)	Based on remaining term to maturity.
(2)	Uncommitted amounts represent amounts for which we retain the option to extend credit to a borrower.

Risk, capital and liquidity management

Overview

Risk environment

Our business activities expose us to a wide variety of risks in virtually all aspects of our operations. Our ability to manage these risks is a key competency within the organization, and is supported by a strong risk culture and an effective risk management approach.

We manage our risks by seeking to ensure that business activities and transactions provide an appropriate balance of return for the risk assumed and remain within our Risk Appetite, which is collectively managed throughout the organization, through adherence to our Enterprise Risk Management Framework.

The global economy remained in recession early in 2009. However, during the latter part of 2009, the pace of economic decline slowed largely reflecting stabilizing financial market and economic conditions. Credit risk has increased while credit quality deteriorated from the prior year consistent with the global economic cycle. The extent of credit deterioration throughout 2010 will be driven by economic conditions and will continue to impact our consolidated results as credit losses generally come off the peak one year after the trough of the economic cycle.

Global capital markets remained under pressure and exhibited significant volatility during early 2009. The total market environment-related net losses continued into 2009 at a similar pace to the end of 2008, though moderating in the latter part of the year, as global capital markets improved and volatility moderated due to increasing signs of stabilization in capital markets. However, there is still significant risk as the sustainability of this trend remains uncertain.

We continued to take steps to mitigate the impact of the current risk environment on our risk profile and enhanced our capital and liquidity positions through additional capital issuances and participating in certain securitization activities throughout 2009.

During the year, as a result of current economic and market conditions, we evaluated potential stress events to ensure that we are well positioned to manage through these conditions. Also as a result of the previous market disruption global regulators have committed to strengthening capital and liquidity requirements which may likely lead to higher capital levels.

Risk Appetite

Our Risk Appetite is the amount and type of risk we are willing to accept in the pursuit of our business objectives. Our Risk Appetite Framework provides a structured approach to:

1. Define our Risk Capacity by identifying regulatory constraints that restrict our ability to accept risk.

2.     Establish and regularly confirm our

        Risk Appetite, defined by Self-

        Imposed Constraints and Drivers

        in which we have chosen to limit

        or otherwise influence the amount

        of risk undertaken. They include:

•       maintaining an “AA” rating or

        better

•       ensuring capital adequacy

•       maintaining low exposure to

        “stress events”

•       maintaining stability of earnings

•       ensuring sound management of

        liquidity and funding risk

•       meeting regulatory requirements

        and expectations, and

•       maintaining a Risk Profile that is

        no riskier than that of our average

        peer.

3. Translate our Risk Appetite into Risk Limits and Tolerances that guide businesses in their risk taking activities.

4. Regularly measure and evaluate our Risk Profile against Risk Limits and Tolerances ensuring appropriate action is taken in advance of Risk Profile surpassing Risk Appetite.

Our Risk Appetite Framework is consistent with current industry best practices and regulatory expectations. Going forward, it will be adapted and applied at the business segment, line of business and legal entity levels. It will evolve as regulators and markets continue to focus on management’s review and discussion of Risk Appetite.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            37

Risk management principles

The following principles guide our enterprise-wide management of risk:

1.     Effective balancing of risk and reward by aligning risk appetite with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive and detective controls and transferring risk to third parties.

2.     Shared responsibility for risk management as business

        segments are responsible for active management of their risks,

        with direction and oversight provided by Group Risk

        Management and other corporate support groups.

3. Business decisions are based on an understanding of risk as we perform rigorous assessment of risks in relationships, products, transactions and other business activities.

4. Avoid activities that are not consistent with our Values, Code of Conduct or Policies, which contributes to the protection of our reputation.

5. Proper focus on clients reduces our risks by knowing our clients and ensuring that the services we provide are suitable for and understood by our clients.

6. Use of judgment and common sense in order to manage risk throughout the organization.

Risk governance

Our overall risk governance structure shown below illustrates the roles and responsibilities of the various stakeholders in our enterprise risk management program. Our risk governance structure is reviewed regularly against best practices as set out in industry and regulatory guidance. Over the past year, enhancements made to our governance structure included a newly established oversight committee for investment portfolios, confirmation of the role of the Human Resources Committee of the Board of Directors in providing oversight of our compensation systems, and the introduction of more formalized mechanisms via which risk and governance issues can be escalated by legal entity boards and committees to senior management and the Board of Directors as necessary. A further enhancement included the establishment of a new compensation risk management oversight committee to formalize processes for governance, oversight and management of compensation programs.

The components of our Risk Governance are as follows:

Board of Directors

•       Provides oversight and carries out its risk management

        mandate primarily through its Committees, including Conduct

        Review and Risk Policy Committee, Audit Committee, Corporate

        Governance and Public Policy Committee and Human

        Resources Committee.

Conduct Review and Risk Policy Committee (CR&RPC)

•       Approves the risk appetite of the organization.

•       Approves risk management frameworks, principles and policies recommended by Group Executive.

•       Reviews the effectiveness of our stress testing program.

•       Reviews comprehensive reporting on risk profile measured

        against approved risk appetite.

•       Reviews significant exposures to single name credits.

Audit Committee

•       Reviews and approves our internal capital adequacy

        assessment process (ICAAP).

•       Ensures policies related to liquidity, funding and capital management, are in place, regularly reviewed and approved.

• Reviews adequacy and effectiveness of internal controls. • Provides oversight over integrity of our financial statements.

Human Resources Committee (HRC) • Responsible jointly with the CR&RPC for our Code of Conduct. • Actively oversees the design and operation of our compensation systems.

Corporate Governance and Public Policy Committee (CG&PPC)

•       Reviews policies and programs related to our image and

        reputation.

•       Ensures appropriate processes are in place for communicating to clients, employees, shareholders, the investment community and the public.

Group Executive (GE)

•       Senior management team led by the President and Chief

        Executive Officer (CEO).

•       Responsible for our strategy and its execution by establishing the “tone at the top”.

•       GE’s risk oversight role is executed primarily through the mandate of the Group Risk Committee and its supporting risk committees.

Group Risk Committee (GRC)

•       Responsible for ensuring that our overall risk profile is

        consistent with strategic objectives and that there is an

        ongoing, appropriate and effective risk management process to identify, measure and manage our risks on an aggregate basis.

Chief Risk Officer (CRO) and Group Risk Management (GRM)

•       Primarily responsible for the promotion of our risk culture.

•       Defines and communicates our risk appetite.

•       Maintains our enterprise-wide program for identifying,

        measuring, controlling and reporting the significant risks that face the organization.

•       Establishes risk controls and limits to ensure appropriate risk diversification and optimizations of risk/return on both a portfolio and transaction basis.

•       Monitors risk levels including our risk profile against our risk appetite and reports to senior management and the Board of

        Directors on major risks being assumed by or facing the

        organization.

Chief Compliance Officer and Global Compliance

•       Responsible for providing active oversight of compliance

        policies and processes designed to mitigate and manage

        regulatory risk and compliance in all jurisdictions where we conduct business.

Corporate Treasury • Manages and oversees our capital position, structural interest rate risk, liquidity and funding risks.

Supporting risk committees

•       Asset and Liability Committee (ALCO) – reviews, recommends and approves broad policy frameworks and regular compliance reports related to capital management, liquidity and funding,

        and structural interest rate risk management.

38             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

•       Capital Markets Risk Committee – oversees the management

        of risks across Capital Markets and is the primary risk approval authority for Capital Markets products and initiatives, policies,

        and limits.

•       Investment Portfolio Committee – provides oversight of our investment portfolios outside of Capital Markets, approves investment policies and framework.

•       Policy Review Committee (PRC) – the senior risk approval

        authority for policies, products and services.

•       Reputation Risk Oversight Committee – provides oversight

        through the review of structured transactions, complex credits,

        products, business activities or client relationships with potentially significant reputational, legal, regulatory,

        accounting or tax risks.

•       Compensation Risk Management Oversight Committee – reviews and monitors compensation program design and payouts of major incentive programs to ensure alignment with the principles for sound compensation practices issued by the Financial Stability Board. This committee is comprised of the CRO, Chief Human Resources Officer, and the Chief Administrative Officer and Chief Financial Officer.

•       Ethics and Compliance Committee – directly supports our

        management of regulatory, compliance and reputation risks.

•       Local/Legal Entity Governance and Oversight – ensures

        controls are in place at legal entity boards to escalate risk and governance issues to senior management. For example, U.S.

        Corporate Governance Committee escalates risk and

        governance issues affecting our U.S. operations to senior

        management.

Business segments • Responsible for specific risks, alignment of business strategy with risk appetite, and identification, control and management of their risks.

Risk measurement

Our ability to measure risks is a key component of our enterprise-wide risk management process. Certain measurement methodologies are common to a number of risk types, while others only apply to a single risk type. While quantitative risk measurement is important, we also place reliance on qualitative factors. Our measurement models and techniques are continually subject to independent assessment for appropriateness and reliability. For those risk types that are difficult to quantify, we place greater emphasis on qualitative risk factors and assessment of activities to gauge the overall level of risk to ensure that they are within our risk appetite.

Expected loss

Expected loss represents losses that are statistically expected to occur in the normal course of business in a given period of time.

Unexpected loss and Economic Capital

Unexpected loss is a statistical estimate of the amount by which actual losses can exceed expected loss over a specified time horizon, measured at a specified level of confidence. On an enterprise-wide basis, we use Economic Capital to estimate the unexpected loss associated with our business activities. For further information, refer to the Capital management section.

Sensitivity analysis and stress testing

Sensitivity analysis and stress testing are risk measurement techniques that help us ensure that risks we take remain within our risk appetite and our level of capital remains adequate.

Sensitivity analysis involves varying a single factor (e.g., a model input or specific assumption) to assess the impact on various risk measures.

Stress testing generally involves consideration of the simultaneous movements in a number of risk factors. It is used to measure the level of potential unexpected losses for Credit, Market (both trading and non-trading), Operational and Liquidity and Funding risks under potential adverse conditions. Stress testing plays an important role in supporting overall capital management and adequacy assessment processes. Our enterprise-wide stress testing program utilizes stress scenarios featuring a range of severities based on unlikely but possible adverse market and economic events. These common stress scenarios are evaluated across the organization, and results are integrated to develop an enterprise-wide view of the impacts on our financial results and capital requirements. This program uses macroeconomic projections that are then transformed into stress impacts on various types of risk across the organization. Macroeconomic scenarios evaluated this year include prolonged recession, real estate weakness, persistent deflation and a crisis in emerging markets. The current economic environment is favourable to these projected scenarios.

Model validation

We use models to measure and manage different types of risk. We employ a holistic process whereby a model, its inputs and outputs are reviewed. This includes the data used, the logic and theoretical underpinnings of the model, the processing component, the interpretation of the output and the strategic use of the model results. Our model validation process is designed to ensure that all underlying model risk factors are identified and successfully mitigated. To ensure robustness of our measurement techniques, model validation is carried out by our risk professionals independent of those responsible for the development and use of the models and assumptions. In cases where independent validation is not internally possible (e.g., exceptionally specialized models) outside experts are hired to validate the model.

Risk control

Our enterprise-wide risk management approach is supported by a comprehensive set of risk controls. The controls are anchored by our Enterprise Risk Management, Risk Specific, Capital, Liquidity and Compliance Management Frameworks. These frameworks lay the foundation for the development and communication of policies, establishment of formal risk review and approval processes, and the establishment of delegated authorities and limits. The implementation of robust risk controls enables the optimization of risk and return on both a portfolio and a transactional basis.

Our enterprise risk management framework provides an overview of our enterprise-wide program for identifying, measuring, controlling and reporting on the significant risks we face.

Our risk management frameworks and policies are organized into the following five levels:

Level 1: Enterprise Risk Management Framework is the foundation for all matters related to risk management within the organization.

Level 2: Risk-Specific Frameworks elaborate on each specific risk type and the mechanisms for identifying, measuring, monitoring and reporting of risks, key policies and responsibilities.

Level 3: Enterprise Risk Policies articulate minimum requirements within which businesses and employees must operate.

Level 4: “Multi-risk” Enterprise Risk Policies govern activities such as product risk review and approval, stress testing, risk approval authorities and model risk management.

Level 5: Business Segments Specific Policies & Procedures are established to manage the risks that are unique to their operations.

Risk review and approval processes

Risk review and approval processes are established by GRM based on the nature, size, and complexity of risk involved. In general, the risk review and approval process involves a formal review and approval by an individual, group or committee that is independent from the originator. The approval responsibilities are governed by delegated authorities based on the following categories: transactions, structured credit, projects and initiatives, and new products and services.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            39

Authorities and limits

The CR&RPC delegates Credit, Market, and Insurance risk authorities to the President and CEO and CRO. These delegated authorities allow these officers to approve single name, geographic (country and region) and industry sector exposures within defined parameters, establish underwriting and inventory limits for trading and investment banking activities and set market risk restrictions.

Reporting

Enterprise level risk monitoring and reporting are critical components of our enterprise risk management program and support the ability of senior management and the Board of Directors to effectively perform their risk management and oversight responsibilities. On a quarterly basis, the Enterprise Risk Report which includes a range of risks facing the organization along with analysis of related issues and trends is provided to senior management and the Board of Directors. Annually, the CRO provides the Board of Directors with a review of the risks facing the organization including a comprehensive review of our current and projected risk profile relative to our risk appetite and the identification of emerging risks. In addition to regular risk monitoring, ad-hoc risk reporting is provided to senior management and the Board of Directors as warranted for new or emerging risk issues or significant changes in our level of risk.

Unique monitoring and reporting requirements are specified in each risk-specific framework and include risk-specific limit usage developed to align with governance best practices and relevant laws and regulations.

The shaded text along with the tables specifically marked with an asterisk(*) in the following sections of the MD&A represent our disclosures on credit, market and liquidity and funding risks in accordance with CICA Handbook Section 3862, Financial Instruments – Disclosures, and includes discussion on how we measure our risk and the objectives, policies and methodologies for managing these risks. Therefore, these shaded text and tables represent an integral part of our audited 2009 Annual Consolidated Financial Statements for the years ended October 31, 2009 and October 31, 2008.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability or unwillingness to fulfill its payment obligations and also includes counterparty credit risk in our trading operations. Credit risk may be direct (e.g. issuer, debtor, borrower or policyholder), or indirect to a secondary obligor (e.g. guarantor, reinsurance), off-balance sheet or contingent on the default of the primary party.

The majority of our businesses offer credit products and services and these offerings are a significant driver of overall business performance.

The failure to effectively manage credit risk across the organization and all products, services and activities can have a direct, immediate and material impact on our earnings and reputation. All business activities that are not consistent with our Values, Code of Conduct or policies are avoided.

We balance our risk and return by:
•	Ensuring that credit quality is not compromised for growth
•	Diversifying credit risks in transactions, relationships and portfolios
•	Using our credit risk rating and scoring systems, policies and tools
•	Pricing appropriately for the credit risk taken
•	Applying consistent credit risk exposure measurements
•	Mitigating credit risk through preventive and detective controls
•	Transferring credit risk to third parties where appropriate through approved credit risk mitigation techniques, including hedging activities and insurance coverage.

Risk measurement

We quantify credit risk, at both the individual obligor and portfolio levels to estimate expected credit losses and minimize unexpected losses in order to limit earnings volatility.

We employ different risk measurement processes for our wholesale and retail credit portfolios. The wholesale portfolio comprises business, sovereign and bank exposures, which include mid-size to large corporations and certain small businesses that are managed on an individual client basis. The Retail portfolio is comprised of residential mortgages and personal, credit card and small business loans, which are managed on a pooled basis. Credit risk rating systems are designed to assess and quantify the risk inherent in credit activities in an accurate and consistent manner.

In measuring credit risk under Basel II, two principal approaches are available: Advanced Internal Ratings Based (AIRB) and Standardized. Most of our credit risk exposure is measured under the AIRB Approach.

Under the AIRB approach, the key parameters used to measure our expected loss are the probability of default (PD), loss given default (LGD) and exposure at default (EAD), which are defined as follows:

•       PD: An estimated percentage that represents the probability those obligors within a specific rating grade or for a particular pool of exposures will default within a one-year period.

•       LGD: An estimated percentage of EAD that is expected to be lost in the event of default of an obligor.

•       EAD: An estimated dollar value of the expected gross exposure of a facility upon default of the obligor before specific

        provisions or partial write-offs.

These parameters are determined based on historical experience from internal credit risk rating systems in accordance with supervisory standards, supplemented by benchmarking and updated on a regular basis.

Under the Standardized Approach, used primarily for RBC Dexia IS, RBC Bank (USA) and our Caribbean banking operations, risk weights prescribed by OSFI are used to calculate risk-weighted assets for credit risk exposure. To determine the appropriate risk weight, credit assessments by OSFI-recognized external credit rating agencies of S&P, Moody’s, Fitch and DBRS are used. For rated exposure primarily in sovereign and bank, we assign the corresponding risk weight according to OSFI’s standard mapping. For unrated exposure mainly in business and retail, we generally apply OSFI prescribed risk weights in accordance with OSFI’s standards and guidelines taking into consideration certain exposure specific factors including counterparty type, exposure type and credit risk mitigation technique employed.

Wholesale credit portfolio

The wholesale credit risk rating system is designed to measure and identify the risk inherent in our lending credit activities along two dimensions.

In the first dimension, each obligor is assigned a borrower risk rating (BRR), reflecting an assessment of the credit quality of the obligor. Each BRR has a PD assigned to it which is an estimate of the probability that an obligor with a certain BRR will default within a one-year time horizon. The BRR differentiates the riskiness of obligors and represents our evaluation of the obligor’s ability and willingness to meet its contractual obligations despite adverse or stressed business conditions, troughs in the business cycle, economic downturns or unexpected events that may occur. The assignment of BRRs is based on the evaluation of obligors’ business risk and financial risk based on fundamental credit analysis supplemented by quantitative models.

Our rating system is largely consistent with that of external rating agencies. The table below maps our 22-grade internal risk ratings compared to ratings by external rating agencies.

Internal ratings map			Table 37
Ratings	Standard & Poor’s (S&P)	Moody’s Investor Service (Moody’s)	Description
1 to 4	AAA to AA-	Aaa to Aa3	Investment Grade
5 to 7	A+ to A-	A1 to A3
8 to 10	BBB+ to BBB-	Baa1 to Baa3
11 to 13	BB+ to BB-	Ba1 to Ba3	Non-investment Grade
14 to 16	B+ to B-	B1 to B3
17 to 20	CCC+ to CC	Caa1 to Ca
21 to 22	C to D	C to Bankruptcy	Impaired/Default

40             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

LGD rates are largely driven by factors such as seniority of debt, collateral security, product type, and the industry in which the obligor operates. EAD represents an estimate of the expected gross exposure of a credit facility at the time of default of the obligor. At default the obligor may have drawn the facility fully or have repaid some of the principal. We estimate EAD based on the outstanding portion and an estimated amount of the undrawn portion that is expected to be drawn at the time of default.

While PD is used at the obligor level, LGD and EAD are estimated for the various credit facilities under that obligor. These ratings and risk measurements are used in the determination of our expected losses and unexpected losses as well as economic and regulatory capital, setting of risk limits, portfolio management and product pricing.

Retail credit portfolio

Credit scoring is the primary risk rating system for assessing obligor and transaction risk for retail exposures. Credit scoring is employed in the acquisition of new clients (acquisition scoring) and management of existing clients (behavioural scoring).

Acquisition scoring models, which are used for underwriting purposes, utilize established statistical methods of analyzing new applicant characteristics and past performance to estimate future credit performance. In model development, sources of data are used and include information obtained from the client such as employment status, data from our internal systems such as loan information and information from external sources such as credit bureaus.

Behavioural scoring is used in the ongoing management of retail clients with whom we have an established relationship. It utilizes statistical techniques that capture past performance to predict future behaviour and incorporate information, such as cash flow and borrowing trends, as well as the extent of our relationship with the client. The behavioural risk score is dynamic and is generally updated on a monthly basis to continually re-evaluate the risk. Characteristics used in behavioural scoring models are based on information from existing accounts and lending products for each client, and from information obtained from external sources, such as credit bureaus.

For overall portfolio management, retail exposures are assessed on a pooled basis, with each pool consisting of exposures with similar homogeneous characteristics. We believe pooling allows for more precise, accurate and consistent estimates of default and loss characteristics at the pool level.

Criteria used to pool exposures for risk quantification include behavioural score, product type (mortgage, credit cards, lines of credit and instalment loans), collateral type (chattel, liquid assets and real estate), the length of time that the account has been on our books, and the delinquency status (performing, delinquent and default) of the exposure. Regular monitoring and periodic adjustments and alignments are conducted to ensure that this process provides for a meaningful differentiation of risk. Migration between the pools is considered when assessing credit quality.

The pools are also assessed based on PD, EAD and LGD which considers borrower and transaction characteristics, including behavioural credit score, product type and delinquency status. The LGD is estimated based on transaction specific factors, including product, loan to value and collateral types. Our risk ratings are reviewed and updated on a regular basis.

The following table maps PD bands to various risk levels:

Internal ratings map	Table 38
PD bands	Description
0.0% - 1.0%	Low Risk
1.1% - 6.4%	Medium Risk
6.5% - 99.99%	High Risk
100.00%	Impaired/Default

Validation

We ensure that our credit risk rating systems and methodologies are subject to independent validation on a regular basis. This provides support for assuring that our systems properly identify factors that help differentiate risk, appropriately quantify risk, produce measures of risk that respond to changes in the macroeconomic and credit environments, and are consistent with regulatory requirements and our ratings philosophy. Validation activities are performed independently from the groups whose methodologies and processes are subject to validation. Validation activities, results and conclusions are also reviewed by Internal Audit Services on a regular basis.

Risk control

The Board of Directors and the following committees are involved in the management of credit risks: CR&RPC, GRC, PRC and Reputation Risk Oversight Committee. Working in combination, these committees approve credit risk limits and ensure that management has in place frameworks, policies, processes and procedures to manage credit risk. Reports are distributed to the Board of Directors, GRC, and senior executives to keep them informed of our risk profile, including trending information and significant credit risk issues and shifts in exposures to ensure appropriate actions can be taken where necessary. Our enterprise-wide credit risk policies, which are developed, communicated and maintained by GRM, set out the minimum requirements for the management of credit risk in a variety of borrower, transactional and portfolio management contexts. Our policies form an integral component of our Credit Risk Management Framework.

These policies set out the minimum requirements for the management of credit risk as follows:

Credit Risk Assessment • Mandatory use of credit risk rating and scoring systems. • Consistent credit risk assessment criteria. • Standard content requirements in credit application documents.

Credit Risk Mitigation

Structuring of transactions

•       Includes the use of guarantees, security, seniority and

        covenants. Product-specific guidelines set out appropriate product structuring as well as client and guarantor criteria. The third- party guarantors that we deal with are primarily sovereign-

        sponsored agencies.

Collateral

•       We generally require obligors to pledge collateral as security when we advance credit. Real estate, liquid assets, cash, bonds and government securities are examples of the collateral

        securities we accept. The extent of risk mitigation provided by collateral depends on the amount, type and quality of the

        collateral taken. Specific requirements related to collateral valuation and management are documented in our credit risk management policies.

Credit derivatives

•       Used as a tool to mitigate industry sector concentration and single-name exposure. The counterparties that we transact with are typically investment-grade banks and broker/dealers. As with other derivatives, we use collateral and master netting agreements for managing counterparty credit risk and these contracts are subject to the same credit approval, limit and monitoring standards used for managing credit risk. For a more detailed description of the types of credit derivatives we enter into and how we manage related credit risk, refer to Note 7 to our Consolidated Financial Statements.

Credit Risk Approval

•       Proposals for new and amended credit products and services are comprehensively reviewed and approved under a risk

        assessment framework and for those with significant risk

        implications. Approval by the PRC is required.

Credit Portfolio Management

•       Limits are used to ensure: our portfolio is well diversified,

        reduce concentration risk and remains within our risk appetite.

        Our credit limits are established at the following levels: single-

        name limits (notional and economic capital), underwriting risk

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            41

limits, geographic (country and region) limits, industry sector limits (notional and economic capital), and product and portfolio limits.

Credit Risk Administration • Portfolio management • Collateral management • Management of delinquency and default • Credit risk data management

Gross credit risk exposure

Gross credit risk exposure is categorized into Lending-related and other, and Trading-related. In the table below, Other exposure, under Lending-related and other credit exposure, includes contingent liabilities such as letters of credit and guarantees, and available-for-sale debt securities. For undrawn commitments and contingent liabilities, gross exposure represents an estimated portion of the contractual amount that is expected to be drawn upon at the time of default of an obligor.

Repo-style transactions include repurchase and reverse repurchase agreements and securities lending and borrowing transactions. For repurchase and reverse repurchase agreements, gross exposure represents the amount at which securities were initially sold or acquired. For securities lending and borrowing transactions, gross exposure is the amount at which securities were initially loaned or borrowed. For over-the-counter derivatives (OTC), the gross exposure amount represents the credit equivalent amount after factoring in master netting agreements, which is defined by OSFI as the replacement cost plus an add-on amount for potential future credit exposure.

Our credit risk objectives, policies, and methodologies have not changed materially from 2008.

Credit risk exposure by portfolio and sector*												Table 39
	2009						2008
	Lending-related and other			Trading-related			Lending-related and other			Trading-related
	Loans and acceptances		Other	Repo-style transactions	Over-the- counter derivatives (1)		Loans and acceptances				Over-the- counter derivatives (1)	Total exposure (2)
As at October 31 (C$ millions)	Outstanding	Undrawn commitments				Total exposure (2)	Outstanding	Undrawn commitments	Other	Repo-style transactions
Residential mortgages (3)	$122,130	$11	$–	$–	$–	$122,141	$122,991	$2	$–	$–	$–	$122,993
Personal	71,542	51,132	47	–	–	122,721	60,727	42,462	67	–	–	103,256
Credit cards	8,701	20,113	–	–	–	28,814	8,933	19,933	–	–	–	28,866
Small business (4)	2,851	2,382	48	–	–	5,281	2,804	2,265	49	–	–	5,118
Retail	$205,224	$73,638	$95	$–	$–	$278,957	$195,455	$64,662	$116	$–	$–	$260,233
Business (4)
Agriculture	$5,090	$396	$23	$–	$8	$5,517	$5,305	$409	$18	$–	$54	$5,786
Automotive	3,657	1,608	144	12	248	5,669	3,999	1,856	137	20	507	6,519
Consumer goods	6,141	2,284	435	–	234	9,094	7,389	2,085	396	–	502	10,372
Energy	7,055	8,302	2,241	18	1,411	19,027	8,146	8,371	2,443	1	1,801	20,762
Non-bank financial services	3,541	6,738	6,569	49,837	7,771	74,456	8,788	5,212	4,589	49,463	18,241	86,293
Forest products	830	453	89	–	15	1,387	1,152	523	101	7	122	1,905
Industrial products	3,972	2,307	340	–	198	6,817	5,033	2,177	323	–	306	7,839
Mining and metals	1,774	1,275	543	2	335	3,929	3,947	1,206	542	69	962	6,726
Real estate and related	21,049	2,853	1,259	–	320	25,481	22,978	3,406	1,428	7	397	28,216
Technology and media	2,562	2,730	293	–	768	6,353	3,206	3,026	296	–	490	7,018
Transportation and environment	4,413	1,791	419	–	459	7,082	4,239	2,026	569	–	865	7,699
Other	22,572	4,962	6,884	9,835	6,686	50,939	25,623	6,357	10,100	1,661	10,710	54,451
Sovereign (4)	2,779	2,145	20,937	2,830	8,178	36,869	2,496	2,548	10,749	2,784	17,824	36,401
Bank (4)	2,516	763	37,316	63,514	27,678	131,787	5,284	4,308	57,793	61,675	34,171	163,231
Wholesale	$87,951	$38,607	$77,492	$126,048	$54,309	$384,407	$107,585	$43,510	$89,484	$115,687	$86,952	$443,218
Total exposure	$293,175	$112,245	$77,587	$126,048	$54,309	$663,364	$303,040	$108,172	$89,600	$115,687	$86,952	$703,451
*	This table represents an integral part of our 2009 Annual Consolidated Financial Statements.
(1)	Credit equivalent amount after factoring in master netting agreements.
(2)	Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(3)	Includes certain synthetic mortgage securitizations.
(4)	Refer to Note 4 to our Consolidated Financial Statements for the definition of these terms.

2009 vs. 2008

Total gross credit risk exposure decreased $40 billion, or 6%, from the prior year, largely reflecting decreases in our wholesale portfolio generally across most exposure and sector types, which more than offset the increase in the retail portfolio.

Retail exposure increased $19 billion, or 7%, mainly driven by strong volume growth in our Canadian home equity loans partially offset by increased securitization of Canadian residential mortgages. The use of guarantees and collateral represents an integral part of our credit risk mitigation in the retail portfolio as insured mortgages account for approximately 24% of our residential mortgage portfolio in 2009 as compared to 30% in 2008, largely related to the increased securitization mentioned above. Secured personal lending represents 54% of personal loans outstanding in 2009 as compared to 50% in 2008, mainly due to the growth in Canadian home equity loans.

Wholesale exposure decreased $59 billion, or 13%, from the prior year mainly reflecting general decreases across most exposure and sector types. OTC derivatives exposure decreased $33 billion, predominately in non-bank financial services, sovereign and bank sectors. These decreases mainly reflected the impact of the weakening of the U.S. dollar both on U.S. dollar-denominated exposures and on foreign exchange contracts. A strategic reduction in positions and the impact of the tightening of credit spreads on credit protection bought also contributed to the decrease. Loans and acceptances outstanding decreased $20 billion, mainly reflecting reduced loan utilization rates across most sector groups, and to a lesser extent, the impact of the stronger Canadian dollar relative to the U.S. dollar, which drove broad-based decreases across most sector groups.

The majority of our exposure was in Canada, followed by U.S. and Other international. Our credit portfolio remained well diversified across all geographic regions.

42             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Loans and acceptances

Five-year trend

Total loans and acceptances have increased by $94 billion, or 47%, across all geographic regions from 2005 to 2009.

Retail loans increased $65 billion, or 46%, largely reflecting solid volume growth in Canada across all portfolios, partially offset by securitization of Canadian residential mortgages and credit cards. This growth reflected our continued focus on expanding our retail portfolios in Canada and consumers capitalizing on the low interest rate environment. U.S. and Other international retail portfolios have increased since 2008, largely due to our acquisition of ANB and RBTT.

Wholesale loans and acceptances increased $29 billion, or 50% since 2005. While there was growth generally across most sector groups, the largest growth was in real estate and related, financing products, other services, and transportation and environment. Our exposures to real estate and related across all geographies and financing products in the U.S. increased over the period, mainly reflecting organic growth and acquisitions over the period.

The overall mix of the portfolio has not changed significantly since 2005, as retail and wholesale loans comprised approximately 70% and 30% of total loans outstanding respectively, reflecting our efforts to maintain a lower risk profile. The portfolio remained well diversified with residential mortgages comprising 42%, wholesale 30%, personal 24%, credit cards 3% and small business 1% of total loans outstanding.

Loans and acceptances by portfolio and sector (1)		Table 40
(C$ millions)	2009	2008
Residential mortgages	$122,130	$122,991
Personal	71,542	60,727
Credit cards	8,701	8,933
Small business	2,851	2,804
Retail	$205,224	$195,455
Business
Agriculture	5,090	5,305
Automotive	3,657	3,999
Consumer goods	6,141	7,389
Energy	7,055	8,146
Non-bank financial services	3,541	8,788
Forest products	830	1,152
Industrial products	3,972	5,033
Mining & metals	1,774	3,947
Real estate & related	21,049	22,978
Technology & media	2,562	3,206
Transportation & environment	4,413	4,239
Other (2)	22,572	25,623
Sovereign	2,779	2,496
Bank	2,516	5,284
Wholesale	$87,951	$107,585
Total loans and acceptances	$293,175	$303,040
Total allowance for loan losses	$(3,188)	$(2,215)
Total loans and acceptances, net of allowance for loan losses	$289,987	$300,825

(1)	Total loans and acceptances do not reflect the impact of credit risk mitigation.
(2)	2009 relates to Other services – $10 billion, Financing products – $5.7 billion, Holding and investments – $3.9 billion, Health – $2.4 billion and Other – $.6 billion. Other in 2008 relates to Other services – $10.9 billion, Financing products – $4.9 billion, Holding and investments – $4.6 billion, Health – $2.5 billion, and Other – $2.7 billion.

2009 vs. 2008

Loans and acceptances decreased $10 billion, or 3%, from the prior year, mainly reflecting decreases in our wholesale portfolio, partially offset by solid retail growth in Canada.

Solid retail growth of $10 billion mainly reflected solid volume growth in Canadian home equity loans, partially offset by increased securitization of Canadian residential mortgages.

Wholesale loans and acceptances decreased by $20 billion, mainly reflecting lower loan utilization and the stronger Canadian dollar relative to the U.S. dollar. Overall wholesale loan utilization decreased modestly to 40% from 43%. There were broad-based decreases in most sector groups with the largest decreases in Non-bank financial services, in the U.S. and Other international, largely in the brokers and dealers and funds and trusts sectors. Our exposure to bank, largely in Other International, decreased mainly reflecting lower loan utilization as mentioned above. Mining and metals exposures in Canada and Other international declined, mainly related to the base metals and other mined commodities sectors. Our real estate and related exposures decreased mainly in the U.S., as a result of the general reduction in our residential builder finance portfolio.

Credit quality performance

Provision for credit losses

Five-year trend

The provision for credit losses is charged to income by an amount necessary to bring the allowance for credit losses to a level determined appropriate by management, as discussed in the Critical accounting policies and estimates section and Note 1 to our Consolidated Financial Statements. Beginning in 2006, specific provisions began to increase and continued into 2009, largely reflecting the impact of deterioration in the U.S. housing market and related economic impacts and the impact of higher specific provisions in our Canadian retail portfolio in 2008 and 2009, as compared to the previously benign credit environment prior to 2007. The general provision has increased since 2007, as a result of deterioration across our credit portfolio due to the deteriorated global economic conditions.

(1)	For further information on reclassifications in 2009, refer to the CICA section 3855 – reclassification of securities to loans section.
(2)	PCL ratio: Specific PCL as a percentage of average net loans and acceptances.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            43

Provision for (recovery of) credit losses		Table 41
(C$ millions, except percentage amounts )	2009	2008
Canadian Banking (1)	$1,275	$867
International Banking (1)	980	497
Capital Markets (1)	702	183
Corporate Support (1), (2)	456	47
Canada (3)
Residential mortgages	$18	$8
Personal	467	352
Credit cards	393	266
Small business	55	46
Retail	933	672
Wholesale	436	152
Specific PCL	1,369	824
United States (3)
Retail	267	84
Wholesale	1,096	494
Specific PCL	1,363	578
Other International (3)
Retail	31	21
Wholesale	61	7
Specific PCL	92	28
Total specific PCL	2,824	1,430
General provision (2)	589	165
Total PCL (3)	$3,413	$1,595

(1)	Segments with significant total PCL have been presented in the table above. Effective the fourth quarter of 2008, changes in Allowance for credit losses – general allowance were included in Corporate Support results prospectively. For the nine months ended July 31, 2008, the general provision was largely comprised of International Banking ($20 million).
(2)	PCL in Corporate Support is comprised of the general provision, an adjustment related to PCL on securitized credit card loans managed by Canadian Banking and an amount related to the reclassification of certain AFS securities to loans.
(3)	Geographic information is based on residence of borrower.

2009 vs. 2008

Total PCL of $3.4 billion increased $1.8 billion from a year ago, mainly driven by increased specific PCL of $1.4 billion, as well as a higher general provision.

Specific PCL in Canadian Banking increased $408 million or 47%, mainly reflecting higher loss rates in credit cards and unsecured personal portfolios and higher impaired loans in our business lending portfolio primarily as a result of recessionary conditions.

Specific PCL in International Banking increased $503 million, mainly attributable to U.S. banking reflecting impaired loans in our commercial, residential builder finance, lot loan, home equity and residential mortgage portfolios primarily as a result of deteriorated economic and housing market conditions. In the latter half of the year, asset quality started stabilizing, largely in our residential builder finance portfolio, resulting from early signs of the U.S. economic recovery and lower new impaired loans reflecting the general reduction in this portfolio as compared to the first half of the year and the prior year. The impact of the weaker Canadian dollar on the translation of U.S. specific PCL, higher provisions of $59 million resulting from our adoption of the amendments to CICA section 3855 as certain impaired AFS securities were reclassified to loans, and the full year of results from RBTT also contributed to the increase. For further details on the reclassification, refer to the CICA section 3855 – reclassification of securities to loans section.

Specific PCL in Capital Markets increased $519 million, due to a number of impaired loans in our corporate lending portfolio related to specific clients specializing in non-bank financial services, financing products and technology & media sectors.

The general provision was up $424 million from the prior year largely related to U.S. banking driven by deterioration in our commercial portfolio and higher loss rates in our retail portfolio. To a lesser extent, higher provisions related to our U.S. corporate lending and Canadian unsecured retail and business lending portfolios, also contributed to the increase. Refer to Table 70 for further details.

Gross impaired loans

Five-year trend

Since 2005, gross impaired loans have increased and continued throughout 2009, largely reflecting the impact of deterioration in the U.S. housing market and related global economic impact as compared to the previously benign credit environment prior to 2007. The increases in 2009 and 2008, as compared to prior years, mainly reflects higher impaired loans in U.S. banking, and in our corporate lending portfolio also contributed to the increase.

(1)	For further information on reclassifications in 2009, refer to the CICA section 3855 – reclassification of securities to loans section.
(2)	GIL ratio: GIL as a percentage of loans and acceptances.

Gross impaired loans		Table 42
(C$ millions, except percentage amounts)	2009	2008
Canadian Banking (1)	$1,253	$811
International Banking (1)	3,149	1,612
Capital Markets (1)	915	499
Corporate Support (1)	140	–
Canada
Retail	$673	$428
Wholesale	839	529
United States
Retail	227	133
Wholesale	3,194	1,526
Other International
Retail	209	167
Wholesale	315	140
Total GIL	$5,457	$2,923

(1)	Segments with significant GIL have been presented in the table above.

2009 vs. 2008

Total gross impaired loans (GIL) increased $2.5 billion from a year ago.

GIL in Canadian Banking increased $442 million or 55%, due to higher impaired loans in our residential, business lending and unsecured personal portfolios.

GIL in International Banking increased $1.5 billion, mainly attributable to U.S. banking reflecting increased impaired loans of $998 million resulting from our adoption of the amendments to CICA section 3855, and our residential builder finance and commercial portfolios. Higher GIL in our residential mortgage, home equity and lot loan portfolios and Caribbean legacy and RBTT portfolios, also contributed to the increase. These factors were partially offset by write-offs and repayments in U.S. banking largely related to our residential builder finance, retail and commercial portfolios.

GIL in Capital Markets increased $416 million, reflecting a number of impaired loans in our corporate portfolio related to clients specializing in non-bank financial services, real estate and related, other services and bank sectors. These factors were partially offset by lower GIL in financing products.

GIL in Corporate Support increased $140 million, reflecting our adoption of the amendments to CICA section 3855.

Refer to Table 69 for further details.

44             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Allowance for credit losses

Five-year trend

Specific and General allowances have increased since 2006 as a result of the same conditions previously discussed.

Allowance for credit losses		Table 43
(C$ millions, except percentage amounts)	2009	2008
Canadian Banking	$295	$207
International Banking	577	375
Capital Markets	340	186
Corporate Support	2,090	1,531
Specific ACL
Canada	$417	$257
United States	667	396
Other International	195	114
Total specific ACL	1,279	767
General allowance
Retail	1,095	798
Wholesale	928	734
Total general allowance	2,023	1,532
Total ACL	$3,302	$2,299

2009 vs. 2008

Total allowance for credit losses (ACL) increased $1 billion, or 44%, from a year ago, reflecting a $512 million increase in the specific allowance reflecting the same factors as previously discussed, and $491 million increase in the general allowance, mainly due to our U.S. banking and, to a lesser extent, our U.S. corporate lending and Canadian retail and business lending portfolios. Refer to Table 71 for further details.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, equity or commodity prices, and credit spreads. We are exposed to market risk in our trading activity and our asset/liability management activities. The level to which we are exposed varies depending on market conditions, expectations of future price and yield movements and the composition of our trading portfolio.

Market risk increased as global capital markets volatility increased from the prior year, particularly during the first half of 2009. However, this volatility dissipated throughout the remainder of 2009. The higher volatility levels from the first half of 2009 were fully incorporated into the historical data set used for the global value-at-risk (VaR) scenario model during the year which resulted in increased VaR levels from the previous year.

Trading market risk

Trading market risks associated with securities and related derivatives trading activities are a result of market-making, proprietary, and sales and arbitrage activities in the interest rate, foreign exchange, equity, commodities, and credit markets. GRM provides independent oversight of trading market risk. Trading market risk reflects the potential adverse impact on our earnings and economic value and is comprised of the following components:

•       Interest rate risk arises from the changes in interest rates and is composed of directional risk, yield curve risk, basis risk and option risk. Interest rate risk also captures credit spread risk arising from the changes in issuer spreads.

•       Foreign exchange rate risk arises from the change in currency rates and precious metals price movements and volatilities. In our proprietary positions, we are exposed to the spot, forward and derivative markets.

•       Equity risk arises from the movements in individual equity prices or movements in the level of stock market indices.

•       Commodities risk arises from commodities price movements

        and volatilities.

•       Credit specific risk arises from the change in the

        creditworthiness and default of issuers of our holdings in fixed income products.

•       Market illiquidity risk arises from the inability to liquidate our positions or acquire hedges to neutralize our trading positions.

We conduct trading activities over-the-counter and on exchanges in the spot, forward, futures and options markets, and we offer structured derivative transactions. Our trading operations primarily act as a market maker, executing transactions that meet the financial requirements of our clients and transferring the market risks to the broad financial market. We also act as principal and take proprietary market risk positions within the authorized limits determined by the Board of Directors. The trading book, as defined by OSFI, consists of cash and derivative positions that are held for short-term resale, taken on with the intent of benefiting in the short term from actual or expected differences between their buying and selling prices or to lock in arbitrage profits. The breadth of our trading activities is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility.

Risk measurement

GRM employs risk measurement tools such as Value-at-Risk (VaR), sensitivity analysis and stress testing to assess global risk-return trends and to alert senior management to adverse trends or positions.

The majority of trading positions in foreign exchange, interest rate, equity, commodity and credit trading have capital requirements calculated under an Internal Models Approach (VaR based), while some structured credit derivatives, structured rate products, mortgage-backed securities, and equity derivatives have capital requirements calculated under the Standardized Approach prescribed by OSFI. Also calculated under the Standardized Approach for credit specific risk are a limited set of interest rate products. These products and risks are not included in our VaR, as discussed below.

Value-at-Risk

VaR is a statistical technique that measures the worst-case loss expected over a one-day period within a 99% confidence level. Larger losses are possible, but with low probability. For example, based on a 99% confidence interval, a portfolio with a VaR of $20 million held over one day would have a one in one hundred chance of suffering a loss greater than $20 million in that day.

We measure VaR by major risk category on a discrete basis. We also measure and monitor the effects of correlation in the movements of interest rates, credit specific risk, exchange rates, equity and commodity prices and highlight the benefit of diversification within our trading portfolio. This is then quantified in the diversification effect shown in our VaR table.

As with any modeled risk measure, there are certain limitations that arise from the assumptions used in VaR . Historical VaR assumes that the future will behave like the past. The historical scenarios used to calculate VaR may not capture extreme market volatility. As a result, historical scenarios may not reflect the next market cycle. Furthermore, the use of a one-day horizon VaR for risk measurement implies that positions could be unwound or hedged within a day but this may not be a realistic assumption if the market becomes largely or completely illiquid.

Validation

To ensure VaR effectively captures our market risk, we continuously monitor and enhance our methodology. Daily back-testing serves to compare hypothetical profit or loss against the VaR to monitor the statistical validity of 99% confidence level of the daily VaR measure. Back-testing is calculated by holding position levels constant and isolating the effect of the movement of actual market rates over the next day and over the next 10 days on the market value of the portfolios. Intra-day position changes account for most of the difference between theoretical back-testing and actual profit and loss. VaR models and market risk factors are independently reviewed periodically to further ensure accuracy and reliability. In 2009, there was 1 occurrence of a back-test loss exceeding total risk VaR. This

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            45

occurred during the period when markets were particularly volatile. When the historical window used in the VaR calculation is less volatile than current markets this can lead to back-testing breaches. When these types of back-testing breaches occur, we frequently update our scenarios to keep pace with market events.

Sensitivity analysis and stress testing

Sensitivity analysis is used to measure the impact of small changes in individual risk factors such as interest rates and foreign exchange rates and is designed to isolate and quantify exposure to the underlying risk.

In order to address more extreme market events, stress testing is used to measure and alert senior management to our exposure to potential political, economic or other disruptive events. We run several types of stress tests, including historical stress events such as the 1987 stock market crash, and the unprecedented market volatility in 2008 and early 2009, as well as hypothetical “what-if” stress events that represent potential future events that are plausible but have a very low probability of occurring. In light of the current market environment, we supplemented existing market risk measures by frequent updates to the historical scenario window used in VaR and risk factors were refined to accurately reflect the current market conditions in the calculations. Our stress scenarios are reviewed and updated as required to reflect relevant events and hypothetical situations. While we endeavour to be conservative in our stress testing, there can be no assurance that our stress testing assumptions will cover every market scenario that may unfold.

Risk control

A comprehensive market risk framework governs trading-related risks and activities and provides guidance to management, middle office compliance functions and operations. We employ an extensive set of principles, rules, controls and limits, which conform to industry best practice. Our market risk management framework is designed to ensure that our risks are appropriately diversified on a global basis. Our market risk management framework is designed to ensure that our risks are appropriately diversified on a global basis. Market risk limit approval authorities are established by the Board of Directors, upon recommendation of the CR&RPC, and delegated to senior management. GRM – Market and Trading Credit Risk provides independent oversight of trading market risk management activities through establishing market risk policies and limits and developing, vetting and maintaining our various quantitative techniques and systems. Enterprise-wide reports are provided to the Chief Risk Officer (CRO) and senior management to monitor compliance against VaR and stress limits approved by the Board of Directors. Limits on measures such as notional size, term and overall risk are monitored at the trading desk and at the portfolio and business levels.

The following table shows our VaR for total trading activities under our models based approach for capital by major risk category and also shows the diversification effect, which is calculated as the difference between the VaR and the sum of the separate risk factor VaRs.

VaR by major risk category*								Table 44
	2009				2008
		For the year ended October 31				For the year ended October 31
(C$ millions)	As at Oct. 31	Average	High	Low	As at Oct. 31	Average	High	Low
Equity	$9	$10	$21	$6	$8	$13	$28	$6
Foreign exchange	4	4	13	2	8	3	9	1
Commodities	2	1	4	–	1	2	6	–
Interest rate	48	49	69	20	34	26	44	17
Credit specific	16	11	17	7	8	7	11	4
Diversification	(26)	(22)	(33)	(7)	(19)	(23)	(38)	(13)
VaR	$53	$53	$70	$26	$40	$28	$50	$18

*	This table represents an integral part of our 2009 Annual Consolidated Financial Statements.

(1)	Trading revenue on a taxable equivalent basis excluding revenue related to consolidated VIEs.
(2)	Market losses below $2 million were not reflected on the above graph.

VaR

2009 vs. 2008

Average VaR for the year of $53 million was up compared to $28 million a year ago. This increase largely reflected the higher market volatility in the interest rate and credit markets during 2009.

Trading revenue

2009 vs. 2008

During the year, we experienced 13 days of net trading losses compared to 44 days in 2008. For the five net trading loss days in early 2009, which exceeded VaR estimated for those respective days, three of the largest net trading loss days were primarily due to market environment-related losses. The remaining two net trading loss days were largely attributable to the significant volatility in the equity and credit markets.

Non-trading market risk (Asset/liability management)

Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component.

Our goal is to manage the interest rate risk of the non-trading balance sheet to a target level. We modify the risk profile of the balance sheet through proactive hedging to achieve our target level. The key sources of interest rate risk include exposures on the maturity and re-pricing structures of certain bank loans, investments, liabilities, derivatives, off-balance sheet items, products with

46             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

embedded options such as prepayment options and interest rate caps or floors. For additional information regarding interest rate risk and the use of derivatives in asset and liability management, refer to the Off-balance sheet arrangements section and Notes 7 and 26 to our Consolidated Financial Statements. We continually monitor the effectiveness of our interest rate risk mitigation activity within Corporate Treasury on a value and earnings basis.

Risk measurement

We continually seek opportunities to identify and adopt best practices in instrument valuation, econometric modeling and hedging techniques. Assessment of our practices range from the evaluation of traditional asset/liability management processes to pro forma application of recent developments in quantitative methods. Our risk position is measured daily, weekly or monthly based on the size and complexity of the portfolio. Measurement of risk is based on rates charged to clients as well as funds transfer pricing rates. Key rate analysis is utilized as a primary tool for risk management. It provides us with an assessment of the sensitivity of the exposure of our economic value of equity to instantaneous changes in individual points on the yield curve. The economic value of equity is equal to the net present value of our assets, liabilities and off-balance sheet instruments.

Validation

We supplement our assessment by measuring interest rate risk for a range of dynamic and static market scenarios. Dynamic scenarios simulate our interest income in response to various combinations of business and market factors. Business factors include assumptions about future pricing strategies and volume and mix of new business, whereas market factors include assumed changes in interest rate levels and changes in the shape of the yield curve. Static scenarios supplement dynamic scenarios and are employed for assessing the risks to the value of equity and net interest income.

As part of our monitoring process, the effectiveness of our interest rate risk mitigation activity is assessed on a value and earnings basis, and model assumptions are validated against actual client behaviour.

Risk control

ALCO provides oversight over non-trading market risk limits, policies developed by Corporate Treasury, and operating standards. Interest rate risk reports are reviewed regularly by ALCO, GRC and the Board of Directors. The structural interest rate risk policy defines the management standards and acceptable limits within which risks to net interest income over a 12-month horizon, and the economic value of equity, are to be contained. These ranges are based on immediate and sustained ±100 basis points (bp) parallel shift of the yield curve. The limit for net interest income risk is 3% of projected net interest income, and for economic value of equity risk, the limit is 5% of projected common equity. Interest rate risk limits are reviewed and approved annually by the Board of Directors.

The following table provides the potential before-tax impact of an immediate and sustained 100 basis point and 200 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives. Over the course of 2009, our interest rate risk exposure was well within our target level.

Market risk measures – Non-trading banking activities*										Table 45
	2009						2008		2007
	Economic value of equity risk			Net interest income risk
(C$ millions)	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk	Economic value of equity risk	Net interest income risk
Before-tax impact of:
100bp increase in rates	$(256)	$26	$(230)	$336	$3	$339	$(508)	$45	$(440)	$54
100bp decrease in rates	256	(42)	214	(109)	(3)	(112)	448	(90)	309	(111)
Before-tax impact of:
200bp increase in rates	(513)	26	(487)	594	25	619	(1,050)	62	(930)	97
200bp decrease in rates	396	(73)	323	(149)	(20)	(169)	838	(279)	553	(231)

*	This table represents an integral part of our 2009 Annual Consolidated Financial Statements.
(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.

Non-trading foreign exchange rate risk

Foreign exchange rate risk is the potential adverse impact on earnings and economic value due to changes in foreign currency rates. Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations as a result of changes in the value of the average Canadian dollar relative to the average value of those currencies. Our most significant exposure is to the U.S. dollar due to our level of operations in the U.S., and other activities conducted in U.S. dollars. We are also exposed to the British pound and the Euro due to our activities conducted internationally in these currencies. A strengthening or weakening of the Canadian dollar compared to the U.S. dollar, British Pound and the Euro could reduce or increase, as applicable, the translated value of our foreign currency denominated revenue, expenses and earnings and could have a significant effect on our results of operations.

We are also exposed to foreign exchange rate risk arising from our investments in foreign operations. For un-hedged equity investments, when the Canadian dollar appreciates against other currencies, the unrealized translation losses on net foreign investments decreases our shareholders’ equity through the cumulative translation account and decreases the translated value of the risk-adjusted assets of the foreign currency-denominated operations. The reverse is true when the Canadian dollar depreciates against other currencies. Consequently, we consider these impacts in selecting an appropriate level of our investments in foreign operations to be hedged. Our overall market risk objectives, policies and methodologies have not changed materially from 2008.

Operational risk

Operational risk is the risk of loss or harm resulting from inadequate or failed internal processes, people and systems or from external events.

Operational risk is embedded in all our activities, including the practices and controls used to manage other risks. Failure to manage operational risk can result in direct or indirect financial loss, reputational impact, regulatory censure, or failure in the management of other risks such as credit or market risk.

Risk measurement

Operational risk is difficult to measure in a complete and precise manner, given that exposure to operational risk is often implicit, bundled with other risks, or otherwise not taken on intentionally. In the banking industry, measurement tools and methodologies continue to evolve. The two options available to us under Basel II are the Advanced Measurement Approach (AMA) and the Standardized Approach. We continued to adopt the Standardized Approach for operational risk.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            47

Our corporate insurance program enables us to transfer some of our operational risk exposure by purchasing insurance coverage. The nature and amounts of this insurance are determined on a central, enterprise-wide basis.

Risk control

Operational risk is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, privacy, outsourcing, and business disruption, as well as people and systems risks.

Specific programs, policies, standards and methodologies have been developed to support the management of Operational risk. These programs are:

Risk and control assessment

Operational risks are identified and their potential impact assessed through our integrated operational risk and control assessment and monitoring program. Our operational risk framework is used to ensure consistent identification and assessment of operational risks and the controls used to manage them.

Operational event data collection and analysis

Operational risk events are reported in a central database. Comprehensive information about these events is collected, and includes information regarding amount, occurrence, discovery date, business area and product involved, root causes and risk drivers. Events gathered and analyzed include losses, incidents with non-monetary impacts and near-miss events. Analysis of operational risk event data helps us to understand where and how our risks are manifesting themselves, provides a historical perspective of our operational risk experience and establishes a basis for measuring our operational risk exposure.

Industry loss analysis

We review and analyze information on operational losses that have occurred at other financial institutions, using published information and information we acquire through our membership in the Operational Riskdata eXchange Association, a private data-sharing consortium. Both sources provide insights into the size and nature of potential exposures, which enables us to benchmark our loss experience against those of our peers to determine whether our experience puts us in an outlier position. It also allows us to monitor emerging developments and trends that affect the financial industry as a whole.

Key risk indicators

Business segments use a broad range of risk indicators to manage their day-to-day activities. GRM uses indicators to monitor operational risk at the enterprise level. These indicators provide insight into the level and composition of, as well as potential changes in, our operational risk exposure.

Capital management

Strong capital and liquidity positions facilitate opportunistic business expansion and help maintain safety and soundness, particularly in times of stress.

Risks, including credit, market and operational, influence overall capital management, and liquidity and funding management. The linkages between these risks and our stress absorption capability to ensure safety and soundness of the organization are illustrated below:

Capital management framework

We actively manage our capital to maintain strong capital ratios and high ratings while providing high returns to our shareholders. We consider the requirements of regulators, rating agencies, depositors and shareholders, our business plans, peer comparisons and our internal capital ratio targets. Our goal is to optimize our capital usage and structure, and provide support for our business segments and clients and better returns for our shareholders, while protecting depositors and senior creditors.

Our capital management framework provides the policies and processes for defining, measuring, raising and investing all types of capital in a co-ordinated and consistent manner. We manage and monitor capital from several perspectives, including:

•	Regulatory capital: capital required for regulatory compliance defined in accordance with OSFI criteria.
•	Economic capital: an internal assessment of the amount of capital required to underpin our risks.
•	Subsidiary capital: the amount of capital invested in subsidiaries.

Within our capital management framework, we have an internal capital adequacy assessment process (ICAAP) that sets internal capital targets and defines strategies for achieving those targets consistent with our risk appetite, business plans and operating environment.

As part of this process, we have implemented a program of enterprise-wide stress testing to evaluate the income and capital (economic and regulatory) impacts of several potential stress events. This exercise involves various teams, including GRM, Corporate Treasury, Finance and Economics. Results are a key input into our capital planning process and are used in setting appropriate internal capital targets.

Basel II

With OSFI’s adoption of capital guidelines based on “International Convergence of Capital Measurement and Capital Standards: A Revised Framework – Comprehensive Version (June 2006),” known as Basel II, effective November 1, 2007, major Canadian banks are required to calculate and report their regulatory capital ratios in accordance with prescribed measurement standards.

The top corporate entity to which Basel II applies at the consolidated level is Royal Bank of Canada.

Under Basel II, banks select from among alternative approaches to calculate their minimum regulatory capital required to underpin credit, market and operational risks.

Effective November 1, 2007, we adopted the Basel II Advanced Internal Ratings Based (AIRB) approach to calculate credit risk capital for consolidated regulatory reporting purposes.

While the majority of our exposures are reported under the AIRB Approach, certain portfolios considered non-material from a consolidated perspective continue to use the Basel II Standardized Approach for credit risk (for example, our Caribbean Banking operations). In addition, the Standardized Approach will continue to be used for specific portfolios until fiscal 2012 for RBC Bank (USA), and RBC Dexia IS, of which we have a 50% ownership interest.

48             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

We continue to use the Standardized Approach for consolidated regulatory reporting of capital for operational risk.

For consolidated regulatory reporting of market risk capital, we use both Internal Model and Standardized Approaches.

Regulatory capital and capital ratios (1)		Table 46
As at October 31 (C$ millions; except percentage amounts)	2009	2008
Capital
Tier 1 capital	$31,774	$25,031
Total capital	34,881	30,710
Risk-adjusted assets
Credit risk	$185,051	$229,537
Market risk	23,321	17,220
Operational risk	36,465	31,822
Total risk-adjusted assets	$244,837	$278,579
Capital ratios
Tier 1 capital	13.0%	9.0%
Total capital	14.2%	11.0%
Assets-to-capital multiple	16.3X	20.1X

(1)	Capital ratios for 2008 have been updated to reflect a restatement of retained earnings. For more information, refer to the changes in accounting policies section.

Regulatory capital and capital ratios

Capital levels for Canadian banks are regulated pursuant to guidelines issued by OSFI, based on standards issued by the Bank for International Settlements, Basel Committee of Banking Supervisors. Regulatory capital is allocated to two tiers: Tier 1 and Tier 2. Tier 1 capital comprises the highest quality capital and is a core measure of a bank’s financial strength. Tier 1 capital consists of more permanent components of capital, is free of mandatory fixed charges against earnings and has a subordinate legal position to the rights of depositors and other creditors of the financial institution. Tier 2 capital is composed of supplementary capital instruments that contribute to the overall strength of a financial institution as a going concern. Total capital is defined as the sum of Tier 1 and Tier 2 capital. The components of Tier 1 and Tier 2 capital are listed in Table 47. For further details on the terms and conditions of the various capital components, refer to the Selected share data section and Notes 17 and 18 to our Consolidated Financial Statements.

Regulatory capital ratios are calculated by dividing Tier 1 and Total capital by Risk-adjusted assets (RAA). OSFI formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Tier 1 capital ratio greater than or equal to 7% and a Total capital ratio of greater than or equal to 10%. Canadian banks are also required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI.

Capital (1)		Table 47
As at October 31 (C$ millions)	2009	2008
Tier 1 regulatory capital
Common shares	$12,959	$10,266
Contributed surplus	246	242
Retained earnings	20,585	19,816
Net after tax fair value losses arising from changes in institutions’ own credit risk	(9)	(316)
Foreign currency translation adjustments	(1,374)	(802)
Net after tax unrealized holding loss on available-for-sale equity securities	(68)	(380)
Non-cumulative preferred shares	4,811	2,657
Innovative capital instruments	3,991	3,857
Other non-controlling interests in subsidiaries	353	357
Goodwill	(8,368)	(9,977)
Substantial investments	(148)	(37)
Securitization-related deductions	(1,172)	(329)
Investment in insurance subsidiaries	(13)	–
Expected loss in excess of allowances – AIRB Approach	(19)	(315)
Other	–	(8)
Total Tier 1 capital	$31,774	$25,031
Tier 2 regulatory capital
Permanent subordinated debentures	$878	$900
Non-permanent subordinated debentures (2)	5,583	7,223
Innovative capital instruments (excess over 15% of Tier 1)	–	142
Excess of non-cumulative preferred shares	–	–
Trust subordinated notes	1,017	1,027
General allowance	575	488
Substantial investments	(147)	(277)
Investment in insurance subsidiaries	(3,628)	(3,198)
Securitization-related deductions	(1,150)	(305)
Expected loss in excess of allowances – AIRB Approach	(20)	(315)
Other	(1)	(6)
Total Tier 2 capital	$3,107	$5,679
Total regulatory capital	$34,881	$30,710

(1)	Opening retained earnings as at November 1, 2006 has been restated. Refer to Note 1 to our Consolidated Financial Statements.
(2)	Subordinated debentures that are within five years of maturity are subject to straight-line amortization to zero during their remaining term and, accordingly, are included at their amortized value.

(1)	Basel I and Basel II Tier 1 capital ratios are not directly comparable.

Our capital position strengthened in 2009 as we issued additional regulatory capital for general business purposes and through internal capital generation from earnings. The issuance proceeds supplemented our capital position and provided us flexibility to continue to invest in our existing businesses. Our capital ratios remain well above OSFI regulatory targets.

As at October 31, 2009, our Tier 1 capital ratio was 13.0% and our Total capital ratio was 14.2%.

Our Tier 1 capital ratio was up 400 bps from a year ago, largely due to the issuance of $4.8 billion of common and preferred shares, lower RAA and internal capital generation, partially offset by higher capital deductions.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            49

Our Total capital ratio was up 320 bps, primarily due to the same factors noted above, partially offset by the redemption and maturity of certain subordinated debentures.

As at October 31, 2009, our assets-to-capital multiple was 16.3 times compared to 20.1 times a year ago. Our assets-to-capital multiple remains below the maximum prescribed by OSFI.

Risk-adjusted assets (RAA)

Under Basel II, OSFI requires banks to meet minimum risk-based capital requirements for exposures to credit risk, operational risk,

and, where they have significant trading activity, market risk. RAA is calculated for each of these risk types and added together to determine total RAA.

During the year, RAA decreased by $33.7 billion, primarily due to a decrease in wholesale credit exposures, refinements in our asset risk classifications and the favourable impact of a stronger Canadian dollar on the translation of our foreign currency denominated assets, partially offset by corporate credit deterioration and higher capital requirements for market and operational risks.

Risk-adjusted assets – Basel II							Table 48
	2009						2008
	Exposure (1)	Average of risk weights (2)	Risk-adjusted assets				Total
As at October 31 (C$ millions)			Standardized approach	Advanced approach	Other	Total
Credit risk
Lending-related and other
Residential mortgages	$106,625	6%	$1,396	$4,954		$6,350	$7,442
Other retail	162,692	20%	7,461	25,360		32,821	31,928
Business	140,422	60%	32,517	51,567		84,084	97,326
Sovereign	25,861	9%	315	1,957		2,272	1,826
Bank	40,595	6%	1,584	791		2,375	9,000
Total lending-related and other	$476,195	27%	$43,273	$84,629	$–	$127,902	$147,522
Trading-related
Repo-style transactions	$126,048	1%	$289	$824		$1,113	$3,115
Over-the-counter derivatives	54,309	32%	1,941	15,232		17,173	25,896
Total trading-related	$180,357	10%	$2,230	$16,056	$–	$18,286	$29,011
Total lending-related and other and trading-related	$656,552	22%	$45,503	$100,685		$146,188	$176,533
Bank book equities	2,125	89%	–	1,896		1,896	2,826
Securitization exposures	52,211	17%	895	7,733		8,628	7,294
Regulatory scaling factor	n.a.	n.a.	n.a.	6,619		6,619	7,491
Other assets	35,686	61%	n.a.	n.a.	$21,720	21,720	35,393
Total credit risk	$746,574	25%	$46,398	$116,933	$21,720	$185,051	$229,537
Market risk
Interest rate			$4,194	$3,942		$8,136	$4,829
Equity			381	1,037		1,418	2,573
Foreign exchange			449	21		470	348
Commodities			427	3		430	347
Specific risk			6,813	6,054		12,867	9,123
Total market risk			$12,264	$11,057		$23,321	$17,220
Operational risk			$36,465	n.a.	n.a.	$36,465	$31,822
Total risk-adjusted assets	$746,574		$95,127	$127,990	$21,720	$244,837	$278,579

(1)	Total exposure represents exposure at default which is the expected gross exposure upon the default of an obligor. This amount is before any specific allowances or partial write-offs and does not reflect the impact of credit risk mitigation and collateral held.
(2)	Represents the average of counterparty risk weights within a particular category.

Selected capital management activity			Table 49
	2009
(C$ millions)	Issuance or redemption date	Number of shares (000s)	Amount
Tier 1
Common shares issued
General purpose		65,263	$2,301
Dividend reinvestment plan (DRIP) (1)		5,279	232
Stock option exercised (2)		5,808	158
Preferred shares issued
Non-cumulative Series AX	April 29, 2009	13,000	325
Non-cumulative Series AV	April 1, 2009	16,000	400
Non-cumulative Series AT	March 9, 2009	11,000	275
Non-cumulative Series AR	January 29, 2009	14,000	350
Non-cumulative Series AP	January 14, 2009	11,000	275
Non-cumulative Series AN	December 8, 2009	9,000	225
Non-cumulative Series AL	November 3, 2009	12,000	300
Redemption of Innovative capital instruments
RBC Bank (USA)
Series A Capital Securities (US$94 million)	October 13, 2009		98
Triangle Capital Securities (US$20 million)	October 13, 2009		21
Tier 2
Redemption of subordinated debentures (3)
June 1, 2009			1,000
March 15, 2009 (US$125 million)			159
January 27, 2009			500

(1)	Effective May 1, 2009, with the first dividend payable on May 22, 2009, common shares were issued under the DRIP at a 3% discount from the average closing price of the five trading days preceding the dividend payment date.
(2)	Amount included cash received for stock options exercised during the year, the fair value adjustment to stock options and the exercise of stock options from tandem stock appreciation rights (SAR) awards and from renounced tandem SARS.
(3)	For further details, refer to Note 16 to our 2009 Annual Consolidated Financial Statements.

50             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

During 2009, we did not repurchase any common shares under our normal course issuer bid (NCIB), which expired on October 31, 2009. Effective November 1, 2009, we renewed our NCIB to re-purchase up to $20 million common shares and it will expire on October 31, 2010.

During 2009, we did not issue any shares from treasury under our Umbrella Savings and Securities Plan, which includes our employee savings and share ownership plans.

Dividends

Our common share dividend policy reflects our earnings outlook, payout ratio objective and the need to maintain adequate levels of capital to fund business opportunities. Our medium-term objective for our common share dividend payout ratio is 40% to 50%. In 2009, the dividend payout ratio was 78%, up from 59% in 2008 reflecting lower earnings which were impacted by the goodwill impairment charge and a higher level of credit losses and the Board of Directors declaring a consistent level of dividends throughout the year. Common share dividends paid during the year were $2.8 billion, up 7% from a year ago.

Selected share data (1)							Table 50
	2009			2008			2007
(C$ millions, except number of shares and per share amounts)	Number of shares (000s)	Amount	Dividends declared per share	Number of shares (000s)	Amount	Dividends declared per share	Number of shares (000s)	Amount	Dividends declared per share
Common shares outstanding	1,417,610	$13,075	$2.00	1,341,260	$10,384	$2.00	1,276,260	$7,300	$1.82
First preferred shares outstanding
Non-cumulative Series N	–	$–	$–	–	$–	$.88	12,000	$300	$1.18
Non-cumulative Series W (2)	12,000	300	1.23	12,000	300	1.23	12,000	300	1.23
Non-cumulative Series AA	12,000	300	1.11	12,000	300	1.11	12,000	300	1.11
Non-cumulative Series AB	12,000	300	1.18	12,000	300	1.18	12,000	300	1.18
Non-cumulative Series AC	8,000	200	1.15	8,000	200	1.15	8,000	200	1.22
Non-cumulative Series AD	10,000	250	1.13	10,000	250	1.13	10,000	250	1.06
Non-cumulative Series AE	10,000	250	1.13	10,000	250	1.13	10,000	250	.95
Non-cumulative Series AF	8,000	200	1.11	8,000	200	1.11	8,000	200	.77
Non-cumulative Series AG	10,000	250	1.13	10,000	250	1.13	10,000	250	.65
Non-cumulative Series AH	8,500	213	1.41	8,500	213	.81	–	–	–
Non-cumulative Series AJ (3)	16,000	400	1.49	16,000	400	–	–	–	–
Non-cumulative Series AL (3)	12,000	300	1.48
Non-cumulative Series AN (3)	9,000	225	1.50
Non-cumulative Series AP (3)	11,000	275	1.34
Non-cumulative Series AR (3)	14,000	350	1.27
Non-cumulative Series AT (3)	11,000	275	1.11
Non-cumulative Series AV (3)	16,000	400	1.01
Non-cumulative Series AX (3)	13,000	325	.87
Treasury shares – preferred	(65)	(2)		(260)	(5)		(249)	(6)
Treasury shares – common	(2,127)	(95)		(2,258)	(104)		(2,444)	(101)
Exchangeable shares of RBC PH&N Holdings Inc.	6,413	324		6,750	324
Stock options
Outstanding	17,877			21,773			26,623
Exercisable	12,806			17,247			21,924
Dividends
Common	2,819				2,624			2,321
Preferred	233				101			88

(1)	For further details about our capital management activity, refer to Note 18 to our Consolidated Financial Statements.
(2)	The First Preferred Shares Series W has a conversion option which, as at October 31, 2009, was not yet convertible.
(3)	Dividend rate will reset every five years.

As at November 30, 2009, the number of outstanding common shares and stock options were 1,420,680,000 and 17,611,000, respectively. As at November 30, 2009, the number of Treasury shares – preferred and Treasury shares – common were 13,000 and 2,697,000, respectively. For further information about our share capital, refer to Notes 18 and 21 to our Consolidated Financial Statements.

Economic Capital

Economic Capital is our internal quantification of risks associated with business activities which is the capital required to remain solvent under extreme market conditions, reflecting our objective to maintain a debt rating of at least AA. Economic Capital is attributed to each business segment in proportion to management’s assessment of the risks. It allows for comparable performance measurements among our business segments through ROE and RORC as described in the Key performance and non-GAAP measures section and also aids senior management in determining resource allocation in conjunction with other factors.

Economic Capital is also used to assess the adequacy of our capital base. Our policy is to maintain a level of available capital, defined as common equity and other capital instruments with equity- like permanence and loss absorption features such as preferred shares and Innovative Tier 1 instruments, that exceeds Economic Capital with a comfortable cushion.

Economic Capital is calculated and attributed on a wider array of risks than is Basel II Pillar I regulatory capital, which is calibrated predominantly to target credit, market (trading) and operational risk measures. Economic Capital is calculated based on credit, market (trading and non-trading), operational, business and fixed asset, and insurance risks and includes capital attribution for goodwill and other intangibles.

•	Business risk is the risk of loss or harm due to variances in volumes, prices and costs caused by competitive forces, regulatory changes, reputation and strategic risks.
•	Fixed asset risk is defined as the risk that the value of fixed assets will be less than their book value at a future date.

For further discussion on credit, market, operational and insurance risks, refer to the relevant Risk, capital and liquidity management sections.

The calculation and attribution of Economic Capital involves a number of assumptions and judgments by management which are monitored to ensure that the Economic Capital framework remains comprehensive and consistent. The models are benchmarked to leading industry practices via participation in surveys, reviews of methodologies and ongoing interaction with external risk management industry professionals.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            51

Economic Capital		Table 51
(C$ millions average balances)	2009	2008
Credit risk	$10,100	$8,100
Market risk (trading and non-trading)	2,450	1,750
Operational risk	3,550	2,850
Business and fixed asset risk	2,350	2,200
Insurance risk	150	150
Risk capital	$18,600	$15,050
Goodwill and intangibles	11,250	7,700
Economic Capital	$29,850	$22,750
Under attribution of capital	600	1,900
Average common equity	$30,450	$24,650

Economic Capital increased $7.1 billion from a year ago, largely due to increases in goodwill and intangibles. Credit risk, market risk and operational risk also contributed to the increase. Goodwill and intangibles increased primarily due to higher goodwill from the prior year acquisitions, partially offset by the goodwill impairment charge in our International Banking segment. Credit risk increased mainly due to lower credit quality and business growth. Market risk increased largely reflecting portfolio growth and market volatility, while the increase in operational risk was attributable to higher revenue.

We remain well capitalized with current levels of available capital exceeding the Economic Capital required to underpin all of our material risks.

Subsidiary capital

Our capital management framework includes the management of our subsidiary capital. We invest capital across the enterprise to meet local regulators’ capital adequacy requirements and maximize returns to our shareholders. We invest in our subsidiaries as appropriate during the year, including RBC Bank (USA) in light of regulatory expectations and the continued extremely challenging economic and market conditions in the U.S. We set guidelines for defining capital investments in our subsidiaries and manage the relationship between capital invested in subsidiaries and our consolidated capital base to ensure that we can access capital recognized in our consolidated regulatory capital measurements.

Each of our subsidiaries has responsibility for maintaining its compliance with local regulatory capital adequacy requirements, which may include restrictions on the transfer of assets in the form of cash, dividends, loans or advances. Concurrently, Corporate Treasury provides centralized oversight and consolidated capital management across all entities.

Other considerations affecting capital

Capital treatment for equity investments in other entities is determined by a combination of accounting and regulatory guidelines based on the size or nature of the investment. Three broad approaches apply as follows:

•	Consolidation: entities in which we have a controlling interest are fully consolidated on our Consolidated Balance Sheets, and Joint ventures are consolidated on a pro rata basis.
•

Deduction: certain holdings are deducted in full from our regulatory capital. These include all unconsolidated “substantial investments,” as defined by the Bank Act (Canada), as well as all investments in insurance subsidiaries.

•	Risk weighting: unconsolidated equity investments that are not deducted from capital are risk weighted at a prescribed rate for determination of capital charges.

We monitor developments in both the domestic and international regulatory environments to assess the impact on our current and future capital position. In response to the recent financial market disruption, global banking regulators and other bodies such as the Basel Committee on Banking Supervision have committed to strengthening the regulation, supervision and risk management of financial institutions. Proposed areas of focus include, but are not limited to, increased capital quantity, enhanced capital quality, the introduction of an internationally harmonized leverage ratio and a framework for the determination of countercyclical capital buffers. As the details of the proposals remain undefined, the impact on capital levels is not yet clear. In addition, changes to Basel II effective in fiscal 2011, including revisions to the market risk framework, are expected to lead to higher capital requirements. We will continue to monitor the environment and revise our capital management strategies and activities to reflect the changes.

Liquidity and funding management

Liquidity and funding risk (liquidity risk) is the risk that we may be unable to generate or obtain sufficient cash or its equivalent in a timely and cost-effective manner to meet our commitments as they come due.

Our liquidity management framework is established to satisfy our current and prospective commitments while also contributing, in conjunction with our capital position, to our safety and soundness in times of stress. To achieve these goals, we are dedicated to the preservation of the following key liquidity risk mitigation strategies:

•	an appropriate balance between the level of risk we undertake and the cost of its mitigation that takes into account the potential impact of extreme but plausible events
•	broad funding access, including preserving and promoting a
reliable base of core client deposits, continual access to
diversified sources of wholesale funding and demonstrated
capacities to monetize specific asset classes
•	a comprehensive enterprise-wide liquidity contingency plan that is supported by an earmarked pool of unencumbered marketable securities that provide assured access to cash in a crisis
•	appropriate and transparent liquidity transfer pricing and cost allocation.
Our liquidity management policies, practices and processes reinforce these risk mitigation strategies. In managing liquidity risk, we favour a centralized management approach to maximize funding and opera tional efficiencies. However, market, regulatory, tax and organizational considerations influence the extent to which we can be fully central ized.

Risk measurement

A variety of limit-based measures and metrics have been estab lished to monitor and control risk within appropriate tolerances using normal course of business and stressed assumptions. Risk methodologies and underlying assumptions are periodically
reviewed and validated to ensure alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and accepted
practices. We measure and manage our liquidity position from three risk perspectives as follows:

Structural (longer-term) liquidity risk

We use both the cash capital and survival horizon methodologies, which focus on mismatches in effective maturity between all assets and liabilities, to measure and control balance sheet risk and to assist in the determination of our term funding strategy. Stressed conditions are considered, including a protracted loss of unsecured wholesale deposits that fund illiquid assets.

Tactical (shorter-term) liquidity risk

We apply net cash outflow limits in Canadian dollar and foreign currencies for key short-term time horizons (overnight to nine weeks) and assign a risk-adjusted limit to our aggregate pledging exposure and individual limits by types of pledging activities to measure our shorter-term liquidity exposures. Net cash flow
positions reflect known and anticipated cash flows for all material unencumbered assets, liabilities and off-balance sheet activities.
Pledged assets are not considered a source of available liquidity.

Contingent liquidity risk

Contingent liquidity risk management assesses the impact of and our intended responses to sudden stressful events. Our liquidity contingency plan, maintained and administered by Corporate Treasury, guides our actions and responses to liquidity crises. The Liquidity Crisis Team, consisting of senior representatives with relevant subject matter expertise from key business segments and Corporate Support, contributes to the development of stress tests and funding plans and meets regularly to conduct stress tests and review liquidity contingency preparedness.

Our stress testing exercises are based on models that measure our potential exposure to global, country-specific or RBC-specific events (or a combination thereof) and consider both historical and hypothetical events. Different levels of severity are considered for each type of crisis. These comprehensive tests include elements of scenario and sensitivity stress testing techniques. In all cases, the crisis impact is measured over a nine-week horizon, which is also used in our key measure of tactical liquidity risk and is what we consider to be the most crucial time span for a liquidity event. The risk of more prolonged crises is addressed through the frequency with which our key tests are updated as well as through our measures of structural liquidity risk

52             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

that assume a stressed environment. Key tests are run monthly, while others are only run quarterly. Frequency is determined by considering a combination of likelihood and impact. After reviewing test results, the liquidity contingency plan and other liquidity and funding risk management practices and limits may be modified.

Our liquid assets are primarily a diversified pool of highly rated and liquid marketable securities and include segregated portfolios (in both Canadian and U.S. dollars) of contingency liquidity assets to address potential on- and off-balance sheet liquidity exposures (such as deposit erosion, loan drawdowns and higher collateral demands), that have been estimated through models we have developed or by the scenario analyses and stress tests that we conduct periodically. These portfolios are subject to minimum asset levels and strict eligibility guidelines to ensure ready access to cash in emergencies, including their eligibility for central bank advances.

Risk control

The Board of Directors is responsible for oversight of our liquidity and funding management framework, which is developed and implemented by senior management. We monitor and manage our liquidity position on a consolidated basis and for key units and consider legal, regulatory, tax, operational and any other applicable restrictions. This includes analyzing our ability to lend or borrow funds between branches, branches and subsidiaries, and subsidiaries, and converting funds between currencies. GRC and ALCO share management oversight responsibility for liquidity and funding policies and receive regular reports detailing compliance with key limits and guidelines. The Board of Directors is informed on a periodic basis about our current and prospective liquidity condition.

Policies

Our principal liquidity and funding policies define risk tolerance parameters. They authorize senior management committees or Corporate Treasury to approve more detailed policies and limits related to specific businesses and products that govern management, measurement and reporting requirements.

Authorities and limits

Limits for our structural liquidity risk positions are approved at least annually and measured and monitored weekly, monthly or quarterly. Net cash flow limits are approved at least annually. Depending on the materiality of each reporting entity, net cash flow limits are monitored daily or weekly by major currency, branches, subsidiaries and geographic locations. Any potential exceptions to established limits are reported immediately to Corporate Treasury, which provides or arranges for approval after reviewing a remedial action plan.

The prescribed treatments for cash flow assets and liabilities under varying conditions are reviewed periodically by Corporate Treasury in concert with GRM and the business segments to determine if they remain valid or changes to assumptions and limits are required. Through this process, we ensure that a close link is maintained between the management of liquidity and funding risk, market liquidity risk and credit risk, including GRM approval of credit lines between entities. In response to our experience during the volatile markets of the past two years, we have modified the liquidity treatment of certain asset classes to reflect our expectations that market liquidity for these products will remain impaired for some time. Where required, limits have been reduced in consideration of the results of updated stress tests.

Funding

Funding strategy

Core funding, comprising capital, longer-term liabilities and a diversified pool of personal and, to a lesser extent, commercial and institutional deposits, is the foundation of our structural liquidity position. Our wholesale funding activities are well diversified by geographic origin, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to constantly monitor market developments and trends, identify opportunities and risks and take appropriate and timely actions. We operate longer-term debt issuance programs in Canada, the U.S., Europe, Australia and Japan. Expansion into new markets and untapped investor segments is constantly evaluated against relative issuance costs since diversification expands our wholesale funding flexibility and minimizes funding concentration and dependency, and generally reduces financing costs. Maintaining competitive credit ratings is also critical to cost-effective funding.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. Our credit ratings are largely determined by the quality of our earnings, the adequacy of our capital and the effectiveness of our risk management programs. There can be no assurance that our credit ratings and rating outlooks will not be lowered or that ratings agencies will not issue adverse commentaries about us, potentially resulting in adverse consequences for our funding capacity or access to capital markets. A lowering of our credit ratings may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts. However, we estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not materially influence our liability composition, funding access, collateral usage and associated costs.

The following table presents our major credit ratings as at December 3, 2009. Our collective ratings continue to be the highest categories assigned by the respective agencies to a Canadian bank, and these strong credit ratings support our ability to competitively access unsecured funding markets.

Credit ratings*			Table 52
As at December 3, 2009 (1)	Short- term debt	Senior long- term debt	Outlook
Moody’s Investors Service (Moody’s)	P-1	Aaa	negative
Standard & Poor’s (S&P)	A-1+	AA-	stable
Fitch Ratings (Fitch)	F1+	AA	stable
DBRS	R-1(high)	AA	stable

*	This table represents an integral part of our 2009 Annual Consolidated Financial Statements.

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

Deposit profile

Our personal deposit franchise constitutes the principal source of reliable funding while certain commercial and institutional client groups also maintain relational balances with low volatility profiles. Taken together, these clients represent a highly stable supply of core deposits in most conceivable environments as they typically are less responsive to market developments than transactional lenders and investors due to the impact of deposit insurance and extensive and, at times, exclusive relationships with us. Core deposits, consisting of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year, increased during the year by about 6% to 63% of our total deposits.

Term funding sources*			Table 53
(C$ millions)	2009	2008	2007
Long-term funding outstanding	$58,831	$70,906	$51,540
Total mortgage-backed securities sold	28,815	15,196	14,239
Commercial mortgage-backed securities sold	1,916	2,159	2,405
Credit card receivables financed through notes issued by a securitization special purpose entity	2,913	3,163	2,759

*	This table represents an integral part of our 2009 Annual Consolidated Financial Statements.

During 2009, we continued to expand our long-term funding base by selectively issuing, either directly or through our subsidiaries, $5.5 billion of senior deposit notes in various currencies and markets. However, total long-term funding outstanding decreased $12.1 billion as we relied more heavily on securitizations. Outstanding senior debt containing ratings triggers, which would accelerate repayment, constitutes a very small proportion of our overall outstanding debt.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            53

Other liquidity and funding sources

We use residential mortgage, commercial mortgage and credit card receivable-backed securitization programs as alternative sources of funding and for liquidity and asset/liability management purposes. We hold retained interests in our residential mortgage and credit card securitization programs. Our total outstanding MBS sold increased year over year by $13,619 million. Our credit card receivables, which are financed through notes issued by a securitization special purposes entity, decreased year over year by $250 million. For further details, refer to the Off-balance sheet arrangements section and Note 5 to our Consolidated Financial Statements.

Impact of global market developments on liquidity management

Despite challenging financial market conditions during much of the past two years, we believe our liquidity and funding position remains sufficient to execute our strategy. Public sector initiatives introduced over this period have contributed to gradually improving global market circumstances and a less vulnerable financial system. Although we continued to experience comparatively favourable wholesale funding access and pricing during the year, we selectively participated in some of the government and central bank lending programs to supplement our established financing resources. The MBS auctions introduced by the Government of Canada in October 2008 helped us strengthen our liquidity position in 2009 by providing an additional channel for securitized residential mortgages during a period when the term funding markets registered a material reduction in liquidity. We further bolstered our liquidity position during the year by more aggressively gathering core deposits, reducing collateral requirements and issuing capital. More recently, the non-government guaranteed bank term funding market has witnessed a broad-based revival with credit spreads compressing meaningfully across the credit quality spectrum. Our new issue spreads for senior term debt in Canada are now at their lowest levels since late 2007 and provide us with renewed opportunities for further strengthening our liquidity position going forward as circumstances warrant. We do not foresee any material impact from the reduction or cancellation of public sector funding or liquidity programs.

We maintained a liquidity and funding position that we continue to believe is appropriate to execute our strategy, and levels of liquidity and funding risk remain well within our risk appetite. Except for concerns about the sustainability of the economic recovery and related implications for financial market resiliency, there are no other known trends, demands, commitments or events that are presently expected to materially change this position.

Our liquidity and funding risk objectives, policies and
methodologies have not changed materially from 2008. However, certain limits and strategies have been revised as a result of the market conditions.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. The table below provides a summary of our future contractual funding commitments.

Contractual obligations*							Table 54
	2009					2008	2007
As at October 31 (C$ millions) (1)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding	$33,684	$24,057	$9,595	$2,436	$69,772	$58,615	$49,131
Covered bonds	204	–	3,407	2,129	5,740	5,248	–
Subordinated debentures	103	–	–	6,461	6,564	8,258	6,343
Obligations under leases (2)	566	926	668	1,202	3,362	3,196	3,161
	$34,557	$24,983	$13,670	$12,228	$85,438	$75,317	$58,635

*	This table represents an integral part of our 2009 Annual Consolidated Financial Statements.
(1)	The amounts presented above exclude accrued interest except for the category “Within 1 year.”
(2)	Substantially all of our lease commitments are operating.

Overview of other risks

Reputation risk

Reputation risk is the risk that an activity undertaken by an organization or its representatives will impair its image in the community or lower public confidence in it, resulting in the loss of business, legal action or increased regulatory oversight.

Reputation risk can arise from a number of events and primarily occurs in connection with regulatory, legal and operational risks. Operational failures and non-compliance with laws and regulations can have a significant reputational impact on us.

The following principles also apply to our overall management of reputation risk:

•	We must operate with integrity at all times in order to sustain a strong and positive reputation.
•	Protecting our reputation is the responsibility of all our employees, including senior management and extends to all members of the Board of Directors.

Code of Conduct

Our corporate values and Code of Conduct underpin the management of risk to our reputation and drive our ethical culture. Our Code of Conduct is the foundation of employee and director awareness of the kinds of conduct that protect our reputation, and those that put our reputation at risk.

Risk control

Policies and procedures support the management of reputation risk across the organization. A comprehensive set of policy requirements applies to the identification and assessment of reputation risk, including Know Your Client due diligence controls and procedures, anti-money laundering and anti-terrorist financing policy requirements, auditor independence requirements, research standards, whistle blowing, and the requirements for managing conflicts of interest.

While our Code of Conduct and policies support the prevention of reputation risk, we recognize that issues that could affect our reputation may still occur. To mitigate potential risk to our reputation stemming from such events, we have detailed and disciplined escalation, reporting and resolution protocols.

Regulatory and legal risk

Regulatory and legal risk is the risk of negative impact to business activities, earnings or capital, regulatory relationships or reputation as a result of failure to comply with or a failure to adapt to current and changing regulations, law, industry codes or rules, regulatory expectations, or ethical standards.

Global Compliance has developed a comprehensive enterprise compliance management (ECM) framework that is consistent with regulatory guidance from OSFI and other regulators. The framework is designed to promote the proactive, risk-based management of compliance and regulatory risk. It applies to all of our businesses and operations, legal entities and employees globally, and confirms the shared accountability of all our employees for ensuring we maintain robust and effective regulatory risk and compliance controls. Within the ECM framework there are five elements that drive the management of regulatory risk. The first element sets the cycle in motion by defining the nature of our business activities and operations. The second element ensures compliance programs are designed in a manner to most effectively meet regulatory requirements. The third and fourth elements relate to the design and implementation of specific controls and the associated monitoring and oversight of the effectiveness of those controls. This approach allows us to take an enterprise-wide and holistic view of all compliance programs. The fifth element ensures the timely escalation and resolution of issues, and clear and transparent reporting. This is a critical step in enabling senior management and the Board of Directors to effectively perform their management and oversight responsibilities.

Risk measurement

The identification and assessment of regulatory risk includes formal risk assessment activities carried out across the organization, both at the individual business and operational level, and at the enterprise level. Risk is measured through the assessment of the impact of regulatory and organizational changes, the introduction of new products and services, and the acquisition or development of new lines of business. It is also measured through the testing of the effectiveness of the controls established to ensure compliance with regulatory

54             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

requirements and expectations. Although the use of metrics to measure compliance-related matters is relatively new and there are few proven methods for detecting leading indicators, we are refining and developing new qualitative and quantitative measures. Meanwhile, we use what measures are available to identify issues and trends.

Risk control

We have a strong ethical and compliance culture grounded in our Code of Conduct. The Code of Conduct is regularly reviewed and updated to ensure that it continues to meet the expectations of regulators and other stakeholders. All our employees must reconfirm their understanding of and commitment to comply with the Code of Conduct at least every two years, and employees in certain key roles, such as Group Executive and others in financial oversight roles, must do so annually.

We provide online and face-to-face training for all our employees on the Code of Conduct and in the area of anti-money laundering and anti-terrorist financing, and training in other compliance and regulatory risk related matters for relevant employees through other online tools and job aids (as part of employees’ regular job training), in new employee orientation materials, and periodically through targeted online, face-to-face or webcast training.

Insurance risk

Insurance risk is the exposure to potential financial loss arising from payments that are different than anticipated (e.g., number, amount, and timing) under an insurance policy or reinsurance treaty. Insurance risk is primarily associated with adverse experience with respect to mortality, morbidity, longevity, claim frequency, claim severity, policyholder behaviour and expense. Insurance risk arises from all our Insurance businesses, which include life and health, creditor, home and auto, travel insurance, and reinsurance. Insurance risk is further categorized into the following sub-risks:

•

Claims risk: The risk that the actual severity, frequency or timing of claims differs from the levels assumed in pricing calculations or reserves. Claims risk may be realized in two ways: 1) mis-estimation of expected claims activities to actual activities or, 2) the criteria for underwriting the risk are not aligned with the estimate for the amount, frequency, and/or timing of claims. Types of claims risk include mortality risk, longevity risk, morbidity risk, home and auto risk, and travel risk.

•

Policyholder behaviour risk: The risk that the actual behaviour of policyholders relating to premium payments, policy withdrawals or loans, policy lapses, surrenders, and the exercise of other policy options differ from the behaviour assumed in pricing calculations or reserves.

•	Expense risk: The risk that the expense of acquiring or administering policies, or of processing claims, exceeds the costs assumed in pricing calculations.

Risk measurement

Insurance risk is measured at regular intervals to ensure that our risk profile is appropriately monitored, reported, and aligned with business assumptions. These risk measurements are used for Economic Capital quantification, valuation of actuarial liabilities, and to meet statutory reporting requirements. This process is managed by GRM-Insurance through the use of models.

Models used for risk measurement are subject to a robust and systematic process of review and reporting in accordance with our Model Risk Policy. Key elements of the policy include maintaining appropriate model documentation, an approval process to ensure appropriate segregation of duties, independent and periodic model reviews, and clear accountability and oversight.

Risk control

Policies and procedures support the management of insurance risk by articulating our strategies to identify, prioritize, and manage insurance risk. Insurance risk policies establish the expectations and parameters within which the insurance businesses may operate, communicate our risk tolerance, and ensure accountability through clear roles and responsibilities.

Authorities and limits

Risk approval authorities and limits are established by the Board of Directors and delegated to management within the business units in order to guide insurance business activities. These delegated authorities and limits ensure our insurance portfolio is well diversified and within the risk appetite as approved by the Board of Directors.

Risk oversight and approval

GRM-Insurance provides independent oversight over our insurance business activities including: product development, product pricing, underwriting, and claims management. GRM-Insurance is also the approval authority for activities that exceed business unit authorities and limits, as well as certain business activities which are deemed to be of significant risk.

Risk mitigation

Key elements for identifying, assessing and managing insurance risk include a risk review and approval process for product development and pricing, effective guidelines and practices for underwriting and claims management, and reinsurance, which involves transactions that transfer insurance risk to independent insurance companies, is also used to diversify our portfolio of insurance risks, limit loss exposure to large risks, and provide additional capacity for future growth.

Actuarial provisions

Actuarial liabilities include explicit provisions for adverse deviations to ensure their adequacy and are independently validated.

Environmental risk

Environmental risk is the risk of loss to financial, operational or reputation value resulting from the impact of environmental issues. Environmental risk arises from our business activities and our operations. For example, the environmental issues associated with our clients’ purchase and sale of contaminated property or development of large-scale projects may give rise to credit and reputation risk. Operational and legal risks may arise from environmental issues at our branches, offices or data processing centres.

Corporate Environmental Affairs (CEA) sets enterprise-wide policy requirements for the identification, assessment, control, monitoring and reporting of environmental risk. Oversight is provided by GE and by the CG&PPC. Business segments and Corporate Support groups are responsible for incorporating environmental risk management requirements and controls within their operations. The CEA Group also provides advisory services and support to business segments on the management of specific environmental risks in business transactions.

Risk measurement

The magnitude of environmental risk associated with business activities is a function of several factors including: the industry sector, the type and size of the transaction, the ability of the borrower to manage environmental matters, and whether real property is taken as collateral. Some environmental risks, such as the potential cost of cleaning up environmental contamination of properties used as security for loans, can be easily quantified while others, including exposure of a particular industry to the physical effects of climate change or water scarcity, are assessed on a qualitative basis.

Risk control

We manage environmental risk by maintaining an environmental management system, including policy requirements, management and mitigation strategies, and reporting.

Our Corporate Environmental Policy articulates our overarching environmental commitments. We maintain a suite of environmental credit risk management policies including sector-specific and business-segment-specific policies and guidelines. We have a separate Policy on Social and Environmental Review in Project Finance to reflect our commitment to the Equator Principles (EPs).

The key components of environmental risk management and mitigation include:

•	Monitor relevant environmental laws and regulations, as well as other requirements to which the bank adheres.
•	Track loan losses resulting from environment issues.
•	Train employees to identify and manage environmental risks.
•	Measure our performance and compare it to our objectives, enabling us to identify enhancement opportunities.
•	Periodically verify that our environmental risk management policies and processes are operating as intended.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            55

On an annual basis, and more frequently as required, environmental risk management activities, issues, and trends are reported to GE and to the Corporate Governance and Public Policy Committee of the Board of Directors.

CEA maintains ongoing communication on environmental risk management issues with stakeholders, both internal and external to the organization. We report on the full extent of environmental management annually in the Corporate Responsibility Report and Public Accountability Statement.

Additional risk factors that may affect future results

In addition to the risks described in the Risk, capital and liquidity management, and Overview of other risks sections, there are numerous other risk factors that could cause our results to differ significantly from our plans, objectives and estimates. Forward-looking statements in this document include, but are not limited to, statements relating to our medium-term objectives, our vision and strategic goals, the 2010 economic and market outlook for the Canadian, U.S. and global economies, the outlook and priorities for each of our business segments and in our Liquidity and funding management section, and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our vision and strategic goals and objectives, and may not be appropriate for other purposes. We caution readers not to place undue reliance on these statements as a number of risk factors could cause actual results to differ materially from the expectations expressed in such forward-looking statements. These factors- many of which are beyond our control and the effects of which can be difficult to predict- include: credit, market, operational and liquidity and funding risks, and other risks discussed earlier and those discussed below.

General business and economic conditions in Canada, the United States and other countries in which we conduct business

The impact from the market environment, the lack of liquidity in certain markets, the level of activity and volatility in capital markets and the stability of various financial markets could materially impact our financial condition and results of operations. Interest rates, foreign exchange rates, and consumer saving and spending habits as well as consumer borrowing and repayment patterns, business investment, government spending, and inflation also impact the business and economic environments in which we operate and, ultimately, the level of business activity we conduct and earnings we generate in a specific geographic region. For example, many countries are currently experiencing a recession, resulting in high unemployment and lower family incomes, corporate earnings, business investment and consumer spending, any or all of which could adversely affect the demand for our loan and other products and services. These recessionary factors have resulted in significant increases in provision for credit losses due to higher credit losses, the amount of which could be significant, resulting in lower earnings. Similarly, a further downturn in a particular equity or debt market could cause additional reductions in new issue and investor trading activity or assets under management and assets under administration, resulting in lower fee, commission and other revenue.

Changes in accounting standards and accounting policies and estimates

From time to time, the Accounting Standards Board (AcSB) changes the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to anticipate and can materially impact how we record and report our financial condition and results of operations. In some instances, we may be required to retroactively apply a new or revised standard that results in our restating prior period financial statements.

The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they require management to make estimates, including estimates of provisions, allowances and valuations, or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions, and changes to them may materially adversely affect our results of operations and financial condition. Significant accounting policies are described in Note 1 to our Consolidated Financial Statements.

As detailed in the Critical accounting policies and estimates section, we have identified eight accounting policies as being “critical” to the presentation of our financial condition and results of operations as: (i) they require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain; and (ii) it is likely that materially different amounts could be reported using different assumptions and estimates.

We are required to adopt IFRS commencing November 1, 2011. The adoption of IFRS could impact: (i) our current accounting policies; and (ii) our capital and capital ratios due to significant recognition and measurement differences between IFRS and current Canadian GAAP which could in turn materially impact our financial condition and results of operations.

Government fiscal, monetary and other policies

Our businesses and earnings are affected by the fiscal, monetary or other policies that are adopted by the Bank of Canada and various other Canadian regulatory authorities, the Board of Governors of the Federal Reserve System in the United States and other U.S. government authorities, as well as those adopted by international regulatory authorities and agencies, in jurisdictions in which we operate. As well, such policies can adversely affect our clients and counterparties in Canada, the United States and internationally, which may increase the risk of default by such clients and counterparties.

Level of competition

The competition for clients among financial services companies in the consumer and business markets in which we operate is intense. Client loyalty and retention can be influenced by a number of factors, including relative service levels, the prices and attributes of our products or services, our reputation and actions taken by our competitors. Benefits received by our U.S. and international competitors under laws and regulations enacted by their governments in response to the credit environment may continue to impact our ability to compete. Other financial services companies, such as insurance companies and non-financial companies, are increasingly offering services traditionally provided by banks. Such competition could also reduce net interest income, fee revenue and adversely affect our earnings.

Changes in laws and regulations

Laws and regulations are in place to protect the financial and other interests of our clients, investors and the public interest. Changes to laws, including tax laws, regulations or regulatory policies, as well as the changes in how they are interpreted, implemented or enforced, could adversely affect us, for example by lowering barriers to entry in the businesses in which we operate or increasing our costs of compliance. In addition, our failure to comply with applicable laws, regulations or regulatory policies could result in sanctions and financial penalties by regulatory agencies that could adversely impact our reputation and earnings.

Judicial or regulatory judgments and legal proceedings

Although we take what we believe to be reasonable measures designed to ensure compliance with laws, regulations and regulatory policies in the jurisdictions in which we conduct business, there is no assurance that we always will be, or will be deemed to be, in compliance. Accordingly, it is possible that we could receive a judicial or regulatory judgment or decision that results in fines, damages, and other costs or injunctions or loss of licences or registrations that would damage our reputation and negatively impact on our earnings.

We are also subject to litigation arising in the ordinary course of our business. We operate in an increasingly regulated and litigious environment, potentially exposing us to liability and other costs, the amounts of which may be difficult to estimate. The adverse resolution of any litigation could have a material adverse effect on our results or could give rise to significant reputational damage, which could impact our future business prospects.

Accuracy and completeness of information on clients and counterparties

When deciding to extend credit or enter into other transactions with clients and counterparties, we may rely on information provided by or

56             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

on behalf of clients and counterparties, including audited financial statements and other financial information. We also may rely on representations of clients and counterparties as to the completeness and accuracy of that information. Our financial results could be adversely impacted if the financial statements and other financial information relating to clients and counterparties on which we rely do not comply with GAAP or are materially misleading.

Execution of our strategy

Our ability to execute on our objectives and strategic goals will influence our financial performance. If we are unable to successfully implement selected strategies or related plans and decisions, if we make inappropriate strategic choices or if we make a change to our strategic goals, our financial results could be adversely affected.

Acquisitions and joint ventures

Although we regularly explore opportunities for strategic acquisitions of, or joint ventures with, companies in our lines of business, there is no assurance that we will receive required regulatory or shareholder approvals or be able to complete acquisitions or joint ventures on terms and conditions that satisfy our investment criteria. There is also no assurance we will achieve our financial or strategic objectives or anticipated cost savings following acquisitions or forming joint ventures. Our performance is contingent on successful integration of acquisitions and joint ventures, and on retaining the clients and key employees of acquired companies and joint ventures, and there is no assurance that we will always succeed in doing so.

Development and integration of our distribution networks

Although we regularly explore opportunities to expand our distribution networks, either through acquisitions or organically by adding, for example, new bank branches, insurance offices, online savings accounts and ATMs in high-growth, receptive markets in Canada, the United States and internationally, if we are not able to develop or integrate these distribution networks effectively, our results of operations and financial condition may be negatively affected.

Other factors

Other factors that may affect actual results include changes in government trade policy, the timely and successful development of new products and services, our ability to cross-sell more products to customers, technological changes and our reliance on third parties to provide components of our business infrastructure, the failure of third parties to comply with their obligations to us and our affiliates as such obligations relate to the handling of personal information, fraud by internal or external parties, the possible impact on our business from disease or illness that affects local, national or global economies, disruptions to public infrastructure, including transportation, communication, power and water, international conflicts and other political developments including those relating to the war on terrorism, and our success in anticipating and managing the associated risks.

We caution that the foregoing discussion of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors, other uncertainties and potential events, and other industry- and bank-specific factors that may adversely affect our future results and the market valuation placed on our common shares. Unless required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional financial information

Total RBC available-for-sale portfolio

As at October 31, 2009, all AFS securities that had unrealized losses were assessed for other-than-temporary impairment. For those debt instruments that, based on management’s judgment, it was not probable that all principal and interest would be recovered, the securities were deemed to be other-than-temporarily impaired and written down to their fair value. For equity securities, where management believes that the fair value will not recover prior to their disposition or where there has been unrealized losses for a protracted period of time, these securities were deemed to be other-than-temporarily impaired and were written down to their fair value. Management has determined that the unrealized losses on the remaining securities were temporary in nature and will continue to hold them until their value recovers, which may be at maturity. For further details regarding the assessment of other-than-temporary impairment, refer to Note 3 to our Consolidated Financial Statements.

Total RBC available-for-sale portfolio								Table 55
	2009				2008
(C$ millions)	Amortized cost	Fair value	Net unrealized gains (losses)	Net gains (losses) recognized in income	Amortized cost	Fair value	Net unrealized gains (losses)	Net gains (losses) recognized in income
Government and agency	$22,166	$22,622	$456	$(17)	$24,297	$24,386	$89	$7
Mortgage-backed securities	2,057	1,852	(205)	(173)	4,280	3,550	(730)	(363)
Asset-backed securities	4,516	4,427	(89)	(45)	5,193	4,796	(397)	(25)
Corporate debt and other debt	14,718	14,711	(7)	(198)	13,301	12,984	(317)	(162)
Equities	2,437	2,412	(25)	(207)	3,057	2,683	(374)	(88)
Loan substitute	256	186	(70)	–	256	227	(29)	(1)
Total (1)	$46,150	$46,210	$60	$(640)	$50,384	$48,626	$(1,758)	$(632)
(1)	Includes held-to-maturity of $156 million (2008 – $205 million) that is grouped with AFS on the balance sheet.

The total amortized cost of the AFS portfolio was $46.1 billion as at October 31, 2009, down $4.2 billion from the prior year. The reduction largely reflected the impact of the stronger Canadian dollar relative to the U.S. dollar, as well as the sale of certain U.S. agency and Government of Canada securities, Canadian bank common shares and Non agency U.S. mortgage-backed securities (MBS). The reduction also reflected the reclassification of certain Non-agency U.S. MBS securities to loans during the year in accordance with the amendments to CICA section 3855. The decrease was partially offset by the purchase of certificate of deposits issued by Global financial institutions (FIs) and U.S. Treasury bills. For further details on the reclassification, refer to the CICA section 3855 – reclassification of securities to loans section.

We recognized $640 million of net losses in income this year, of which $485 million ($320 million after-tax and compensation adjustments) were market environment-related, see Table 59. These losses were largely attributable to Canadian bank common shares, Non-agency U.S. MBS and corporate debt and other debt. Net losses of $207 million on equities primarily reflected the prolonged decline in value of Canadian bank shares held to economically hedge stock-based compensation programs. The net losses of $198 million on corporate and other debt largely reflected losses on securities that

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            57

were deemed to be impaired and that we intend to sell in order to effectively manage our exposures to certain names and reposition our portfolios. The $173 million in losses on Non-agency U.S. MBS related to losses on securities that we have sold or expect to sell in order to reduce our exposure to certain vintages and asset classes. The prior year losses of $632 million was largely attributable to $565 million of losses due to market environment related factors including write downs on Non-agency U.S. MBS and losses on the sale of U.S. Agency preferred shares of Federal National Mortgage Association (Fannie Mae) and Federal Home Loan Mortgage Corporation (Freddie Mac).

As at October 31, 2009, the portfolio had net unrealized gains of $60 million compared to net unrealized losses of $1,758 million a year ago. This largely reflected an improvement in the values of most Non-agency and agency U.S. MBS, U.S. auction rate securities (ARS)

and debt related to Global FIs due to the tightening of credit spreads and lower interest rates.

The net unrealized gains of $456 million on government and agency securities were largely attributable to gains on Canadian instruments which were partially offset by unrealized losses related to U.S. ARS and U.S. Agency MBS. Net unrealized losses on MBS of $205 million were significantly lower than last year, reflecting price improvements driven by improved U.S. housing and financial markets. The MBS portfolio mainly consists of high quality super-senior tranches of U.S. Alt-A and U.S. prime securities. The remaining net unrealized losses were largely on asset-backed securities (ABS) and loan substitute securities. The ABS securities are highly rated with significant credit support and have experienced significant price improvements during the year. The Loan substitute securities are predominantly perpetual preferred shares of highly rated Canadian entities.

CICA section 3855 – reclassification of securities to loans

During 2009, we reclassified certain AFS and HFT debt securities to loans in accordance with the amendments to CICA section 3855, which permit reclassification of debt securities that are not quoted in active markets and which management does not intend to sell in the foreseeable future. AFS debt securities held at October 31, 2009 that are not quoted in active markets have an estimated fair value of $11 billion and include certain Auction rate securities, U.S. Non-Agency MBS, and Government and Corporate Debt. The fair value of securities selected for reclassification to loans, primarily U.S. Non-Agency MBS, was $871 million as at October 31, 2009. These securities were selected for reclassification as they are not quoted in active markets and had previously incurred significant non credit related losses. The net income impact after tax was $64 million net of the provision for credit losses of $67 million for the year 2009 as per the table below and Table 59. The remainder of the debt securities that are not quoted in active markets remain in AFS debt securities, and fair value exceeds book value or we intend to hold until their fair values recover to book value.

Reclassification of securities to loans – Net income impact	Table 56

	2009 Increased (decreased)
(C$ millions)	International Banking	Corporate Support	Total
Net interest income	$(54)	$(2)	$(56)
Non-interest income	180	27	207
Total revenue	$126	$25	$151
PCL	59	8	67
Net income before income taxes	$67	$17	$84
Income taxes	19	1	20
Net income	$48	$16	$64

The amendment to CICA section 3855 also requires loans and receivables that are intended to be sold immediately or in the near term be classified as held-for-trading debt. We also reclassified $179 million fair value of mortgages held-for-sale from loans to HFT debt securities as we intend to sell these mortgages in the near term. The reclassification had minimal impact on net income.

Refer to Note 1 to our Consolidated Financial Statements for further details on the reclassification and transition adjustment made on November 1, 2008.

Reclassification of securities to loans – Balance sheet impact	Table 57
(C$ millions)	2009 Increased (decreased)
Assets
Securities	$(871)
Loans, net of allowance for loan losses	1,132
Other assets	(79)
$ 182
Liabilities and Shareholders’ equity
Retained earnings	$ 130
Accumulated other comprehensive income	52
$ 182

Reclassification of securities to loans – Credit quality impact	Table 58

	2009
	Increased (decreased)
(C$ millions)	International Banking	Consolidated
Credit quality information
GIL	$998	$1,138
ACL	121	189

	2009
	Impact of reclassification
	Pre- reclassification	Post- reclassification	Increase (decrease)
GIL (C$ millions)	$4,319	$5,457	$1,138
ACL	3,113	3,302	189
GIL as a % of loans and acceptances	148 bps	186 bps	38 bps
Total coverage ratio (1)	72%	61%	(11)%
Specific PCL as a % of average net loans and acceptances	95 bps	97 bps	2 bps
(1)	Total ACL as a percentage of GIL.

58             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Market environment impacts

The market environment-related losses continued into 2009, at a similar pace to the end of 2008, though moderating primarily in the latter half of the year as market conditions improved. Total market environment-related net losses increased $99 million from the prior year, largely reflecting losses on fair value adjustments on certain RBC debt designated as HFT and losses on credit default swaps economically hedging the corporate loan portfolio. These factors were partially offset by lower market environment-related losses on HFT and AFS portfolios and gains on credit valuation adjustments on certain derivative contracts. These losses reduced revenue in 2009 by $2.1 billion, largely during the first half of the year and were comprised of losses of $1.4 billion of market environment-related losses on HFT and AFS, and $.7 billion related to changes in credit spreads as noted in Table 59. Net income was reduced in 2009 by losses of $1.1 billion.

Capital Markets, Corporate Support and International Banking revenue was negatively impacted by market environment- related losses of $1,489 million, $607 million and $18 million, respectively, in 2009. PCL increased $67 million as a result of our adoption of the amendments of CICA section 3855. This increase was comprised of $59 million in International Banking and $8 million in Corporate Support. Capital Markets, Corporate Support and International Banking segment net income was reduced by market environment-related losses of $648 million, $431 million and $61 million in the current year.

Summary of market environment impacts – gains (losses)	Table 59

(C$ millions)	2009	2008	2007
Gains (losses) on impacted portfolios
Held-for-trading (HFT) (1)	$(889)	$(2,220)	$(393)
Available-for-sale (AFS)(2)	(485)	(565)	–
Revenue impacts	$(1,374)	$(2,785)	$(393)
Compensation adjustments	317	613	131
Income tax recoveries	343	754	89
Total after-tax and related compensation adjustments	$(714)	$(1,418)	$(173)
Gains (losses) related to credit spreads
Credit valuation adjustments on certain derivatives other than monolines	$46	$(118)	$–
Fair value adjustments on RBC debt designated as HFT	(586)	533	88
Credit default swaps (CDS)	(200)	393	–
Revenue impacts	$(740)	$808	$88
Compensation adjustments	174	(204)	(20)
Income tax recoveries	190	(227)	(25)
Total after-tax and related compensation adjustments	$(376)	$377	$43
Credit losses related to AFS securities reclassified to loans
PCL (2)	(67)	–	–
Income tax recoveries	17	–	–
Total after-tax	$(50)	$–	$–
Total market environment net income impact	$(1,140)	$(1,041)	$(130)

(1)	U.S. subprime – CDOs of ABS, RMBS, and other gains of $23 million incurred for the period of February 1, 2009 to October 31, 2009 were not included in the table above. Losses of $358 million were incurred during the first quarter of 2009 and are included in the table above. U.S. commercial mortgage-backed securities (CMBS) and U.S. Municipal guaranteed investment contracts (GIC) and other U.S. MBS have not been included in the above table. If included gains of $23 million would have been reported for all of these portfolios for 2009. The gains are not included in the table above as these gains are no longer considered a result of the market environment, since our current exposure is not significant.
(2)	In accordance with the amendments to CICA section 3855 we reclassified certain impaired AFS securities not quoted in an active market to loans. As a result the impairment losses recognized in net income during 2008 on these securities of $229 million were reversed as a transitional adjustment on November 1, 2008 and an allowance for credit losses of $139 million was established. For further information refer to the CICA section 3855 – reclassification of securities to loans and Total RBC available-for-sale portfolio sections.

Held-for-trading losses

We recognized losses of $889 million on HFT instruments during the current year.

We recognized a loss of $420 million during the current year resulting from an increase in the credit valuation adjustment resulting from increases in fair value of credit default swaps (CDS) with monoline insurer MBIA Inc. that represent credit protection purchased to hedge our credit risk exposure to super-senior tranches of structured credit transactions, the fair value of the underlying assets and other parameter inputs. The credit protection with MBIA covers both subprime- and non-subprime-related assets.

We also incurred losses of $358 million primarily related to a trading portfolio in Capital Markets containing CDOs of corporate CDS. The business was discontinued and a series of risk reduction trades and assignment of trades to a third party AA-rated financial institution was executed.

Our U.S. Insurance and Pension solutions business in Capital Markets provides stable value contracts on bank-owned life insurance (BOLI) policies purchased by banks on groups of eligible employees. We no longer originate BOLI policies. As of October 31, 2009, we incurred losses of $111 million for the year, almost all of which were related to one contract that is invested in both leveraged and unleveraged strategies. This contract, with a Notional value of $2,024 million ($987 million of fair value) at October 31, 2009, was restructured to remove the economic consequences of an early surrender of the BOLI policy by establishing a fixed maturity date and Notional value. The restructured contract also allows for a reduction of investments in leveraged strategies. The fair value of our estimated payment under the restructured contract at maturity is $250 million, which has been recognized as a loss in 2008 and 2009. The remainder of the BOLI contracts, with $6,276 million Notional value ($5,855 million of fair value) are invested in unleveraged strategies that are mainly comprised of U.S. Agency MBS and government securities. Notional value represents the total amount of investment value protected under stable value contracts and is reported under stable value products in Note 25 to our Consolidated Financial Statements. Fair value represents the current estimate of the investments referenced under the stable value contracts.

Capital Markets recognized a gain of $46 million in credit valuation adjustments on certain derivative contracts other than monolines, reflecting the change in the fair value of all derivatives that are attributable to the credit quality of our derivative counterparts. These credit valuation adjustments are calculated using internal models, and our methodology considers the impact of both the counterparty’s and our credit spreads on the present and potential future asset and liability position of the derivative counterparty. Counterparty credit spreads tightened and our net derivative-related credit exposure to our counterparties decreased during the year.

Exposures to selected financial instruments

Exposure to U.S. subprime and Alt-A RMBS, CDOs and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our net exposures to U.S. subprime and Alt-A represent .4% of our total assets as at October 31, 2009, compared to .5% the prior year.

Of our total holdings of RMBS, holdings with a fair value of $86 million, net of MBIA hedging of $249 million, may be exposed to U.S. subprime risk. U.S. subprime RMBS exposures decreased $176 million from last year, primarily reflecting our adoption of the amendments to CICA section 3855 as certain U.S. subprime securities

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            59

were reclassified to loans and the stronger Canadian dollar relative to the U.S. dollar. Of this potential exposure, over 66% of our related holdings are rated A and above, compared to 96% in the prior year. As at October 31, 2009, U.S. subprime RMBS holdings rated AAA, on a net basis comprised 37% of total U.S. subprime RMBS holdings, compared to 48% in 2008. Exposure to U.S. subprime loans was $489 million as at October 31, 2009, representing .07% of total assets, $196 million higher than last year largely resulting from the reclassification noted above and the stronger Canadian dollar relative to the U.S. dollar.

Of our total holdings of RMBS, holdings with a fair value of $988 million, net of hedging, may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures decreased $761 million from the prior year mainly reflecting the reclassification of certain U.S. Alt-A securities to loans and the stronger Canadian dollar relative to the U.S. dollar. Less than 50% of these RMBS were issued within 2006 and 2007. Our exposure to U.S. Alt-A loans was $1,287 million as at October 31, 2009, representing .20% of total assets and increased $335 million from the prior year, primarily reflecting the reclassification discussed above and the stronger Canadian dollar relative to the U.S. dollar.

Of our total holdings of CDOs, holdings of $22 million, net of MBIA hedging of $4 million may be exposed to U.S. subprime or Alt-A risk, decreased $71 million from 2008. This represents less than 8% of our total net unhedged positions in CDOs in which we had direct holdings, which totalled $300 million in 2009. The fair value of our Corporate CDOs, net of hedging of $278 million as at October 31, 2009 and decreased $215 million from 2008 primarily reflecting the sale and losses on certain positions and the stronger Canadian dollar relative to the U.S. dollar.

Net exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages				Table 60
	2009
As at October 31 (C$ millions)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities before hedging	$335	$988	$26	$1,349
Fair value of securities net of hedging by rating
AAA	$32	$116	$–
AA	24	86	–
A	1	44	–
BBB	–	55	–
Below BBB- (1)	29	687	22
Total	$86	$988	$22	$1,096
Fair value of securities net of hedging by vintage
2003 (or before)	$19	$49	$–
2004	8	97	–
2005	54	351	17
2006	2	323	5
2007	3	168	–
Total	$86	$988	$22	$1,096
Amortized cost of subprime/Alt-A mortgages (whole loans)	$228	$837	$–	$1,065
Amortized cost of subprime/Alt-A RMBS securities transferred to loans under Section 3855	$261	$450	$–	$711
Total subprime and Alt-A exposures, net of hedging	$575	$2,275	$22	$2,872
Sensitivities of fair value of securities, net of hedging, to changes in assumptions:
100bp increase in credit spread	$(4)	$(23)	$(1)
100bp increase in interest rates	–	(7)	1
20% increase in default rates	(2)	(32)	(1)
25% decrease in pre-payment rates	(2)	(50)	(1)

(1)	The subprime RMBS exposures rated below BBB- represents our net bought protection position.

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at October 31, 2009, refer to the Off-balance sheet arrangements section.

Leveraged finance

Our exposure to leveraged finance as at October 31, 2009 was nominal.

Direct and indirect monoline insurance

In addition to the monoline insurance previously described, we have direct and indirect monoline insurance on non-subprime assets. The table below shows our direct monoline insurance.

Direct monoline insurance		Table 61
	As at October 31, 2009
(C$ millions)	Principal/ notional	Fair value
Financial Security Assurance Holdings Ltd. (FSA)	$286	$26
Syncora Holdings Ltd. (Formerly XL Capital Ltd)	259	15
AMBAC Financial Group (AMBAC)	108	6
Total	$653	$47

As at October 31, 2009, we held monoline insurance protection of $653 million against default of the issuer or counterparty on non-subprime trading assets comprising CDOs and CLOs of corporate names and interest rate swaps. The recorded fair value as at October 31, 2009 on these monoline insurance contracts was $47 million.

We also have indirect monoline insurance exposure through assets that we hold and liquidity facilities that we provide. Monoline insurers provide bond insurance for third-party originated assets that we hold, such as U.S. municipal bonds, ARS and GICs, interest rate swaps, public infrastructure bonds and collateralized GICs. In these cases, we obtain a benefit from the insurance protection. The principal/notional value of these assets as at October 31, 2009 is $1,458 million. The majority of these assets are held in our trading book, with changes in fair value reflected in Non-interest income – Trading revenue, and the implied value of the insurance is reflected in the fair value of the asset. In addition, we provide liquidity facilities of $336 million to certain of our customers in respect of their bond issuance programs where monoline insurance was purchased as part of that program of which $nil was drawn as of October 31, 2009.

Commercial mortgage-backed securities disclosure

The fair value of our total direct holdings of CMBS was $398 million as at October 31, 2009.

60             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Key performance and non-GAAP measures

Performance measures

Tangible common equity (Tier 1 common capital) ratio

We use the Tangible common equity (Tier 1 common capital) ratio in conjunction with regulatory capital ratios to evaluate our capital adequacy specifically related to common equity. This ratio is calculated consistent with a stress testing measure used by the U.S. Federal Reserve for U.S. banks in determining capital adequacy under certain adverse scenarios except that our calculation of Tangible common equity (Tier 1 common capital) is based on the Basel II methodology as detailed in the Capital management section. We believe that the Tangible common equity (Tier 1 common capital) ratio is a useful supplemental measure of capital adequacy. The Tangible common equity (Tier 1 common capital) ratio does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following table provides a calculation of our Tangible common equity (Tier 1 common capital) ratio.

Tangible common equity (Tier 1 common capital) ratio		Table 62
(C$ millions, except percentage amounts)	2009	2008
Tier 1 capital	$31,774	$25,031
Less: Qualifying other non-controlling interest in subsidiaries	353	357
Innovative Tier 1 capital instruments (1)	3,991	3,857
Non-cumulative First Preferred shares (1)	4,811	2,657
Tier 1 common capital	$22,619	$18,160
Risk-adjusted assets	$244,837	$278,579
Tangible common equity (Tier 1 common capital) ratio	9.2%	6.5%

(1)	Net of treasury shares.

Return on equity and Return on risk capital

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on equity (ROE) and return on risk capital (RORC). We use ROE and RORC, at both the consolidated and business segment levels, as measures of return on total capital invested in our businesses. The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors. RORC does not have standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, average attributed capital, or Economic Capital, includes attributed risk capital required to underpin various risks as described in the Capital Management section and amounts invested in goodwill and intangibles (1).

RORC is used to measure returns on capital required to support the risks related to ongoing operations. Our RORC calculations are based on net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed capital).

The attribution of capital and risk capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the segment ROE and RORC information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.

The following table provides a summary of our ROE and RORC calculations.

(1)	For internal allocation and measurement purposes, total attributed capital is deemed by management to comprise amounts necessary to support the risks inherent in the businesses (risk capital) and amounts related to historical investments (goodwill and intangibles). The difference between total average common equity and average attributed capital is classified as Unattributed capital, which is reported in Corporate Support for segment reporting purposes.

Calculation of Return on equity and Return on risk capital									Table 63
	2009							2008	2007
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income (loss) available to common shareholders	$2,607	$553	$486	$(1,504)	$1,706	$(223)	$3,625	$4,454	$5,404
Average risk capital (2)	$5,400	$1,100	$1,150	$3,050	$7,000	$900	$18,600	$15,050	$14,450
add: Under attribution of capital	–	–	–	–	–	600	600	1,900	1,850
Goodwill and intangible capital (3)	1,850	2,800	150	4,700	1,100	650	11,250	7,700	5,550
Average equity (4)	$7,250	$3,900	$1,300	$7,750	$8,100	$2,150	$30,450	$24,650	$21,850
add: Impact of goodwill impairment charge	–	–	–	550	–	–	550	–	–
Adjusted average equity	$7,250	$3,900	$1,300	$8,300	$8,100	$2,150	$31,000	$24,650	$21,850
ROE	35.9%	14.2%	37.0%	(19.4)%	21.0%	n.m.	11.9%	18.1%	24.7%
add: Impact of goodwill impairment charge	–	–	–	13.3%	–	–	3.0%	–	–
Adjusted ROE	35.9%	14.2%	37.0%	(6.1)%	21.0%	n.m.	14.9%	18.1%	24.7%
RORC	48.4%	49.2%	42.9%	(49.1)%	24.3%	n.m.	19.5%	29.6%	37.4%

(1)	Average risk capital, Goodwill and intangible capital, and Average equity represent rounded figures. ROE and RORC are based on actual balances before rounding. These are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Operational and Business and fixed assets, and Insurance risk capital. For further details, refer to the Capital management section.
(3)	Corporate Support includes average software intangible assets as certain software was reclassified to intangible assets, with the adoption of CICA handbook Section 3064 effective 2009. For further details, refer to the changes in accounting policies section.
(4)	The amounts for the segments are referred to as attributed capital or Economic Capital.
n.m.	not meaningful

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            61

Embedded value

Embedded value is a measure of shareholder value embedded in the balance sheet of our Insurance segment, excluding any value associated from future new sales. We use the change in embedded value between reporting periods as a measure of the value created by the insurance operations during the period.

We define embedded value as the value of equity held in our Insurance segment and the value of in-force business (existing policies). The value of in-force business is calculated as the present value of future expected earnings on in-force business less the present value of capital required to support in-force business. We use discount rates that are consistent with other insurance companies. Required capital uses the capital frameworks in the jurisdictions in which we operate.

Key drivers affecting the change in embedded value from period to period are new sales, investment performance, claims and policyholder experience, change in actuarial assumptions, changes in foreign exchange rates and changes in shareholder equity arising from transfers in capital.

Embedded value does not have a standardized meaning under GAAP and may not be directly comparable to similar measures disclosed by other companies. Given this measure is specifically used for our Insurance segment and involves the use of discount rates to present value the future expected earnings and capital required for the in-force business, reconciliation to financial statements information is not applicable.

Non-GAAP measures

Adjusted measures

Adjusted measures are adjusted net income, adjusted EPS, adjusted ROE and adjusted effective tax rate. We use and report adjusted measures consistent with our management framework. We believe that excluding the goodwill impairment charge which we recorded in 2009 from these measures is more reflective of ongoing operating results and will provide readers with a better understanding of management’s perspective on our performance. These adjusted measures should also enhance the comparability of our financial performance for 2009 to prior years. Adjusted measures are non-GAAP measures which do not have standardized meanings under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following table provides a calculation of our adjusted measures.

Adjusted measures				Table 64
	2009			2008
(C$ millions, except percentage and per share amounts)	As reported	Goodwill impairment charge	Adjusted	As reported
Income before income taxes	$5,526	$1,000	$6,526	$6,005
Income taxes	1,568	–	1,568	1,369
Net income before non-controlling interest	$3,958	$1,000	$4,958	$4,636
Non-controlling interest in net income of subsidiaries	100	–	100	81
Net income	$3,858	$1,000	$4,858	$4,555
Preferred dividends	(233)	–	(233)	(101)
Net income available to common shareholders	$3,625	$1,000	$4,625	$4,454
Average number of common shares (thousands)	1,398,675		1,398,675	1,305,706
Basic earnings per share (in dollars)	$2.59	$.71	$3.31	$3.41
Average number of diluted common shares (thousands)	1,412,126		1,412,126	1,319,744
Diluted earnings per share (in dollars)	$2.57	$.71	$3.28	$3.38
Average common equity	$30,450		$31,000	$24,650
ROE (1)	11.9%		14.9%	18.1%
Effective tax rate	28.4%		24.0%	22.8%

(1)	Based on actual balances before rounding

2009 Defined operating leverage

We use and report defined operating leverage consistent with our management framework.

Our defined operating leverage refers to the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is presented on a taxable equivalent basis, while the impact of consolidated VIEs is excluded as they have no material impact on our earnings. Insurance results are excluded as certain changes in revenue can be largely offset in Insurance policyholder benefits, claims and acquisition expense, which expense is not captured in our defined operating leverage calculation. Defined operating leverage does not have a standardized meaning under GAAP and is not necessarily comparable with similar information reported by other financial institutions.

The following table shows our defined operating leverage ratio calculation.

2009 Defined operating leverage			Table 65
(C$ millions, except percentage amounts)	2009	2008	Change
Total revenue	$29,106	$21,582
Add: teb adjustment	366	410
Less: Revenue related to variable interest entities (VIEs)	(22)	(48)
Insurance revenue	5,715	2,610
Total revenue (adjusted)	$23,779	$19,430	22.4%
Non-interest expense	$14,558	$12,351
Less: Insurance-related non-interest expense	559	576
Non-interest expense (adjusted)	$13,999	$11,775	18.9%
Defined operating leverage			3.5%

62             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Accounting and control matters

Critical accounting policies and estimates

Application of critical accounting policies and estimates

Our significant accounting policies are described in Note 1 to our 2009 Annual Consolidated Financial Statements. Certain of these policies, as well as estimates made by management in applying such policies, are recognized as critical because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that significantly different amounts could be reported under different conditions or using different assumptions. Our critical accounting policies and estimates relate to the fair value of financial instruments, other-than-temporary impairment of available-for-sale (AFS) and held-to-maturity (HTM) securities, securitization, allowance for credit losses, variable interest entities, goodwill and other intangible assets, pensions and other post-employment benefits and income taxes. Our critical accounting policies and estimates have been reviewed and approved by our Audit Committee, in consultation with management, as part of their review and approval of our significant accounting policies and estimates.

Financial instruments – recognition and measurement

Fair value of financial instruments

All financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instruments have been classified or designated as held-for-trading (HFT), AFS, HTM, loans and receivables or other financial liabilities. A financial instrument can be designated as HFT (the fair value option (FVO)) on its initial recognition, provided it meets certain criteria, even if it was not acquired or incurred principally for the purpose of selling or repurchasing in the near term.

Financial assets and financial liabilities HFT, including derivative instruments, are measured at fair value with changes in the fair values recognized in net income, except for derivatives designated in effective cash flow hedges or hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation; the changes in the fair values of those derivatives are recognized in other comprehensive income (OCI). AFS financial assets are also measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in OCI except for investments in equity instruments classified as AFS that do not have a quoted market price in an active market, which are measured at cost. Financial assets HTM, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.

As at October 31, 2009, approximately $302 billion, or 46%, of our financial assets and $202 billion, or 33%, of our financial liabilities were carried at fair value ($340 billion, or 47%, of financial assets and $252 billion, or 36%, of financial liabilities as at October 31, 2008).

CICA Section 3862, Financial Instruments – Disclosures, establishes a three-level hierarchy for disclosure of financial instruments measured at fair value, which is essentially the same as the hierarchy under U.S. GAAP. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the measurement valuation methodology are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. The following three-level fair value hierarchy is based on the transparency of the inputs used to measure the fair value of the financial instruments:

•	Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 – one or more significant inputs used in a valuation technique are unobservable in determining fair values of the instruments.

Note 2 to our 2009 Annual Consolidated Financial Statements discloses the fair values of our financial instruments as at October 31, 2009.

Fair value is defined as the amount at which a financial instrument could be bought or sold in a current transaction, other than in a forced or liquidation sale, between knowledgeable and willing parties in an arm’s-length transaction under no compulsion to act. The best evidence of fair value is quoted bid or ask price, as appropriate, in an active market. Where bid and ask prices are unavailable, we use the closing price of the most recent transaction of that instrument. Where quoted prices are not available for a particular financial instrument, we use the quoted price of a financial instrument with similar characteristics and risk profile or internal or external valuation models using observable market-based inputs to estimate the fair value.

The determination of fair value for actively traded financial instruments that have quoted market prices or readily observable model input parameters requires minimal subjectivity. Management’s judgment is required, however, when the observable market prices and parameters do not exist. In addition, management exercises judgment when establishing market valuation adjustments that would be required to determine the fair values. These include valuation adjustments for liquidity for financial instruments that are not quoted in an active market, when we believe that the amount realized on sale may be less than the estimated fair value due to insufficient liquidity over a short period of time. They also include valuation adjustments calculated when market prices are not observable due to insufficient trading volume or a lack of recent trades in a less active or inactive market.

The majority of our financial instruments classified as HFT, other than derivatives and financial assets classified as AFS, comprise or relate to actively traded debt and equity securities, which are carried at fair value based on available quoted prices. As few derivatives and financial instruments designated as HFT using the FVO are actively quoted, we rely primarily on internally developed pricing models and established industry standard pricing models, such as Black-Schöles, to determine their fair value. In determining the assumptions to be used in our pricing models, we look primarily to external readily observable market inputs including factors such as G7 interest-rate- yield curves, currency rates and volatility of certain prices or rates. However, certain derivative financial instruments are valued using significant unobservable market inputs such as default correlations, among others. These inputs are subject to significantly more quantitative analysis and management judgment. Where significant input parameters are not based on market observable data, we defer the initial trading profit until the amounts deferred become realized through the receipt and/or payment of cash or once the input parameters are observable in the market. We also record fair value adjustments to account for measurement uncertainty due to model risk and parameter uncertainty when valuing complex or less actively traded financial instruments. For further information on our derivative instruments, refer to Note 7 to our 2009 Annual Consolidated Financial Statements.

To determine the fair value adjustments on RBC debt designated as HFT, we calculate the present value of the instruments based on the contractual cash flows over the term of the arrangement by using the RBC effective funding rates at the beginning and end of the period, with the unrealized change in the present value recorded in net income.

The determination of fair value where quoted prices are not available and the identification of appropriate valuation adjustments require management judgment and are based on quantitative research and analysis. Group Risk Management is responsible for establishing our valuation methodologies and policies, which address the use and calculation of valuation adjustments. These methodologies are reviewed on an ongoing basis to ensure that they remain appropriate. Group Risk Management’s oversight in the valuation process also includes ensuring all significant financial valuation models are strictly controlled and regularly recalibrated and vetted to provide an independent perspective. Refer to the Risk, capital and liquidity management section for further details on the sensitivity of financial instruments used in trading and non-trading activities.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            63

Controls over valuations of financial instruments

An independent control infrastructure is critical to ensure that our financial instruments fair value measurements are reliable, consistently determined and appropriately valued at market exit price levels. Our valuation control infrastructure has senior management oversight and is independent of business functions that trade or invest in financial instruments. Valuations are governed by policies and controls, including independent price verification, review of daily profit and loss, and determination of valuation adjustments for non-readily observable market prices or parameters, by staff with appropriate knowledge and expertise of the instruments and markets in which we transact. These policies and controls include a review of all new business initiatives to ensure minimum standards are met prior to approval.

Other-than-temporary impairment of available-for-sale and held-to-maturity securities

AFS and HTM securities with unrealized losses are assessed for impairment at each reporting date and more frequently when conditions warrant. When the fair value of any security has declined below its amortized cost, management is required to assess whether the decline is other-than-temporary. In making this assessment for AFS securities, we consider several factors including: (i) the length of time and extent to which the fair value has been less than its amortized cost; (ii) the severity of the impairment; (iii) the cause of the impairment and the financial condition and near-term prospects of the issuer; and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of fair value. The decision to record a writedown, its amount and the period in which it is recorded could change based on management’s judgment. If the decline in value based on management’s judgment is considered to be other-than- temporary, the cumulative changes in the fair values of AFS securities previously recognized in accumulated other comprehensive income (AOCI) are reclassified to net income during that period. We assess our HTM securities for impairment using the same impairment model for Loans. For further details, refer to Notes 1 and 3 to our 2009 Annual Consolidated Financial Statements.

Securitization

We periodically securitize Canadian residential mortgages, credit card receivables and commercial mortgage loans by selling them to special purpose entities (SPEs) or trusts that issue securities to investors. Some of the key accounting determinations in a securitization of our loans are whether the transfer of the loans meets the criteria required to be treated as a sale and, if so, the valuation of our retained interests in the securitized loans. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements for a detailed description of the accounting policy for loan securitization.

When we securitize loans and retain an interest in the securitized loans, it is a matter of judgment whether the loans have been legally isolated. We obtain legal opinions where required to give us comfort that legal isolation of the transferred loans has been achieved. We often retain interests in securitized loans such as interest-only strips, servicing rights or cash reserve accounts. Where quoted market prices are not available, the valuation of retained interests in sold assets is based on our best estimate of several key assumptions such as the payment rate of the transferred loans, weighted average life of the prepayable receivables, excess spread, expected credit losses and discount rate. The fair value of such retained interests calculated using these assumptions affects the gain or loss that is recognized from the sale of the loans. Refer to Note 5 to our 2009 Annual Consolidated Financial Statements for the volume of securitization activities of our loans, the gain or loss recognized on sale and a sensitivity analysis of the key assumptions used in valuing our retained interests.

Another key accounting determination is whether the SPE that is used to securitize and sell our loans is required to be consolidated. As described in Note 6 to our 2009 Annual Consolidated Financial Statements, we concluded that none of the SPEs used to securitize our financial assets should be consolidated.

Allowance for credit losses

The allowance for credit losses is maintained at levels that management considers appropriate to cover estimated identified credit related losses in the portfolio as well as losses that have been incurred, but are not yet identifiable as at the balance sheet date. The allowance relates to on-balance sheet exposures, such as loans and acceptances, and off-balance sheet items such as letters of credit, guarantees and unfunded commitments.

The allowance is determined based on management’s identification and evaluation of problem accounts for estimated losses that exist on the remaining portfolio, and on other factors including the composition and credit quality of the portfolio, and changes in economic and business conditions. The allowance for credit losses consists of specific allowances and the general allowance.

The process for determining the allowances involves quantitative and qualitative assessments using current and historical credit information. Our lending portfolio is reviewed on an ongoing basis to assess whether any borrowers should be classified as impaired and whether an allowance or write-off is required. The process inherently requires the use of certain assumptions and judgments including: (i) assessing the impaired status and risk ratings of loans; (ii) estimating cash flows and collateral values; (iii) developing default and loss rates based on historical and industry data; (iv) adjusting loss rates and risk parameters based on the relevance of historical data given changes in credit strategies, processes and policies; (v) assessing the current credit quality of the portfolio based on credit quality trends in relation to impairments, write-offs and recoveries, portfolio characteristics and composition; and (vi) determining the current position in the economic and credit cycles. Changes in these assumptions or using other reasonable judgments can materially affect the allowance level and thereby our net income.

Specific allowances

Specific allowances are recorded to recognize estimated losses on both retail and wholesale loans that have become impaired. The losses relating to wholesale borrowers are estimated using management’s judgment relating to the timing of future cash flow amounts that can be reasonably expected from the borrowers, financially responsible guarantors and the realization of collateral. The amounts expected to be recovered are reduced by estimated collection costs and discounted at the effective interest rate of the obligation. The losses relating to retail portfolios are managed on a pooled basis and are based on net write-off experience, For credit cards, no specific allowance is maintained as balances are written off when a payment is 180 days in arrears. Personal loans are generally written off at 150 days past due. Write-offs for other loans are generally recorded when there is no realistic prospect of full recovery.

General allowance

A general allowance is established to cover estimated credit losses incurred in the lending portfolio that have not yet been specifically identified as impaired. For wholesale portfolios the determination of the general allowance is based on the application of estimated probability of default, gross exposure at default and loss factors, which are determined by historical loss experience and delineated by loan type and rating. For retail portfolios the determination of the general allowance is based on the application of historical loss rates. In determining the general allowance level, management also considers the current portfolio credit quality trends, business and economic conditions, the impact of policy and process changes, and other supporting factors.

Total allowance for credit losses

Based on the procedures discussed above, management believes that the total allowance for credit losses of $3,302 million is adequate to absorb estimated credit losses incurred in the lending portfolio as at October 31, 2009. This amount includes $114 million classified in other liabilities, which relates to letters of credit and guarantees and unfunded commitments.

Variable interest entities

AcG-15 provides guidance on applying the principles of consolidation to certain entities defined as variable interest entities (VIEs). Where an entity is considered a VIE, the Primary Beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The Primary Beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses (as defined in

64             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

AcG-15) or is entitled to a majority of the VIE’s expected residual returns (as defined in AcG-15), or both.

We use a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE and, if required, to analyze and calculate the expected losses and the expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the cash flows among the identified parties holding variable interests to determine who is the Primary Beneficiary. In addition, there is a significant amount of judgment exercised in interpreting the provisions of AcG-15 and applying them to our specific transactions.

AcG-15 applies to a variety of our businesses, including our involvement with multi-seller conduits that we administer, credit investment products and structured finance transactions. For further details on our involvement with VIEs, refer to the Off-balance sheet arrangements section and Note 6 to our 2009 Annual Consolidated Financial Statements.

Goodwill and other intangible assets

Under GAAP, goodwill is not amortized and is generally allocated to reporting units which are one level below our operating segments. Goodwill is tested for impairment on an annual basis or more frequently if an event occurs or circumstances change such that the fair value of a reporting unit may be reduced to less than its book value.

Testing goodwill begins with determining the fair value of each reporting unit and comparing it to its carrying amount, including goodwill. If the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill must be determined and compared to its carrying value. The fair value of the goodwill is imputed by determining the fair value of the assets and liabilities of the reporting unit. Goodwill is deemed to be impaired if its carrying value exceeds the fair value. That excess is the quantum of the impairment which must be charged to income in the period it is identified. Subsequent reversals of impairment are prohibited.

Management applies significant judgment in estimating the fair value of our reporting units which is accomplished primarily using an earnings-based approach which incorporates each reporting unit’s internal forecasts of revenues and expenses. The use of this model and, more generally, our impairment assessment process require the use of estimates and assumptions, including discount rates, growth rates, and terminal growth rates. Changes in one or more of the estimates or assumptions could have an impact on the determination of the fair value of our reporting units and thus, the results of the impairment test. In addition to the earnings-based approach, where possible, we use a market-based approach to assess what the appropriate fair value of each reporting unit may be in the current market based on actual market events and comparable companies.

Other intangibles with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years. These are also tested for impairment when an event occurs or a condition arises that indicates that the estimated future net cash flows from the asset may be insufficient to recover its carrying amount. The identification of such events or conditions may be subject to management’s judgment. Estimating the fair value of a finite-life intangible for purposes of determining whether it is impaired also requires management to make estimates and assumptions, changes in which could have an impact on the determination of the fair value of the intangible and thus, the results of the impairment test. We do not have any intangibles with indefinite lives.

For further details, refer to Notes 1 and 10 to our 2009 Annual Consolidated Financial Statements.

Pensions and other post-employment benefits

We sponsor a number of defined benefit and defined contribution plans that provide pension and other benefits to eligible employees after retirement. These plans include registered pension plans, supplemental pension plans, and health, dental, disability and life insurance plans. The pension plans provide benefits based on years of service, contributions and average earnings at retirement.

Due to the long-term nature of these plans, the calculation of benefit expenses and obligations depends on various assumptions such as discount rates, expected rates of return on assets, healthcare cost trend rates, projected salary increases, retirement age, and mortality and termination rates. Discount rate assumption is determined using a yield curve of AA corporate debt securities. All other assumptions are determined by management and are reviewed annually by the actuaries. Actual experience that differs from the actuarial assumptions will affect the amounts of benefit obligation and expense. The weighted average assumptions used and the sensitivity of key assumptions are presented in Note 20 to our 2009 Annual Consolidated Financial Statements.

Income taxes

Management exercises judgment in estimating the provision for income taxes. We are subject to income tax laws in various jurisdictions where we operate. These complex tax laws are potentially subject to different interpretations by us and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of transactions and events during the period. A future income tax asset or liability is determined for each temporary difference based on the future tax rates that are expected to be in effect and management’s assumptions regarding the expected timing of the reversal of such temporary differences. We review both positive and negative evidence in assessing whether future income tax assets are more likely than not to be realized.

Changes in accounting policies

Significant changes in accounting policies and disclosures during 2009

Canadian GAAP

Goodwill and Intangible Assets

On November 1, 2008, we adopted CICA Handbook Section 3064, Goodwill and Intangible Assets (Section 3064) which provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets. It replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.

As a result of adopting Section 3064, we reclassified $789 million of software from Premises and equipment to Other intangibles on our Consolidated Balance Sheets as of November 1, 2008 and corresponding depreciation of $221 million from Non-interest expense – Equipment to Non-interest expense – Amortization of other intangibles on our Consolidated Statements of Income for the year ended October 31, 2008.

Impairment of Financial Assets

In August 2009, the CICA issued various amendments to Section 3855 including: non-derivative financial assets with fixed or determinable payments that are not quoted in an active market may be classified as loans and receivables; loan and receivables for which we may not recover substantially all of our initial investment, other than because of credit deterioration, must be classified as AFS; and loans and receivables that we intend to sell immediately or in the near term must be classified as HFT. The amendments also permit certain financial assets to be reclassified from the HFT and AFS categories into the loans and receivables category. Impairment losses on AFS debt instruments may be reversed under certain circumstances and impairment for debt instruments classified as loans and receivables will be assessed using the impairment model for loans.

We adopted these amendments with retrospective application to November 1, 2008, as required by the standard. Accordingly, we have reclassified $179 million of HFT and $929 million of AFS securities to loans. The impact on adoption was: (i) an increase of $66 million, net of taxes of $30 million, to our Retained earnings as of November 1, 2008, representing an adjustment to the impairment amount calculated as a result of using the impairment model for loans; and (ii) an increase of $104 million, net of taxes of $57 million, to our Accumulated other comprehensive income (AOCI) as of November 1,

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            65

2008, representing the cumulative marked-to-market adjustments previously recorded. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements for additional information.

Fair Value and Liquidity Risk Disclosure

In June 2009, the CICA issued Fair Value and Liquidity Risk Disclosure – Amendments to: Financial Instruments – Disclosures, Section 3862 to improve fair value and liquidity risk disclosures by requiring all financial instruments measured at fair value to be categorized into one of three fair value hierarchy levels for disclosure purposes. This hierarchy is essentially the same as the hierarchy under U.S. GAAP (Topic 820). We adopted these amendments for our fiscal year ended October 31, 2009.

U.S. GAAP

Framework on fair value measurement

Topic 820, Fair Value Measurements and Disclosures (Topic 820) (FASB Statement No. 157, Fair Value Measurements (FAS 157) and related pronouncements) was effective for us on November 1, 2008 except for certain non-financial assets and non-financial liabilities for which the amendments will be effective on November 1, 2009. Topic 820 requires that all financial instruments measured at fair value be categorized into the fair value hierarchy levels and measured based on the guidance for those levels.

Fair value option for financial assets and liabilities

Financial Accounting Standards Board (FASB) guidance under Topic 825-10, Financial Instruments (Topic 825-10) (Statement No. 159 The Fair Value Option for Financial Assets and Liabilities (FAS 159)) provides an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. We adopted this guidance on November 1, 2008. The impact on adoption was an increase to opening retained earnings of $81 million after taxes, representing the difference between the carrying amount and the fair value of the eligible items for which the fair value option was elected as at November 1, 2008.

Other-than-temporary impairment of securities

Guidance under Topic 320, Investments – Debt and Equity Securities (FSP FAS 115-2 and FAS 124-2 Recognition and Presentation of Other-than-Temporary Impairments) became effective for us on May 1, 2009. It amends the impairment assessment guidance and recognition principles of other-than-temporary impairment for debt securities and enhances the presentation and disclosure requirements for debt as well as equity securities. The impact on adoption was an increase in retained earnings of $225 million and a corresponding decrease to AOCI.

Offsetting of amounts related to certain contracts

We adopted FASB guidance (Staff Position FIN 39-1, Amendment of FASB Interpretation No. 39) which amends certain aspects of Topic 210-20, Balance Sheet – Offsetting and Topic 815 (FIN 39, Offsetting of Amounts Related to Certain Contracts) on November 1, 2008. This guidance permits the fair value of derivative instruments and the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) to be offset against the fair value of derivative instruments executed with the same counterparty under the same master netting agreement, regardless of whether there is an intention to settle on a net basis. We have offset fair value amounts on our U.S. GAAP Consolidated Balance Sheets pursuant to this guidance, including the comparative periods presented, as follows: as at October 31, 2009, the fair value amounts of derivative instruments that we netted against derivative assets and derivative liabilities was $62.9 billion (October 31, 2008 – $76.2 billion); as at October 31, 2009, and the cash collateral applied against derivative assets and derivative liabilities was $7.9 billion and $3.5 billion, respectively (October 31, 2008 – $5.0 billion and $7.5 billion, respectively). Refer to Note 31 to our 2009 Annual Consolidated Financial Statements for additional information.

Accounting adjustments

During the first quarter of 2009, we corrected certain errors pertaining to prior periods which are described in Note 1 to our 2009 Annual

Consolidated Financial Statements. These errors were not material to the periods to which they relate; however, as correcting the errors in the first quarter of 2009 would have materially distorted net income for the quarter, we corrected them by decreasing opening retained earnings for the quarter ended January 31, 2007 by $120 million.

Future changes in accounting policies and disclosure

Canadian GAAP

Business combinations

In January 2009, the CICA issued three new accounting standards: Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling interests. Section 1582 provides clarification as to what an acquirer must measure when it obtains control of a business, the basis of valuation and the date at which valuation should be determined. Acquisition-related costs must be accounted for as expenses in the periods they are incurred, except for costs incurred to issue debt or share capital. This new standard will be applicable for acquisitions we complete on or after November 1, 2011 although adoption in 2010 is permitted to facilitate the transition to IFRS in 2011.

Section 1601 establishes standards for preparing consolidated financial statements after the acquisition date; Section 1602 establishes standards for the accounting and presentation of non-controlling interest. These two standards must be adopted concurrently with Section 1582.

U.S. GAAP

Business combinations

In December 2007, the FASB issued guidance under Topic 805, Business Combinations (Statement No. 141 (revised 2007), Business Combinations), which replaces previous guidance under Topic 805 (Statement No. 141, Business Combinations). The new guidance, which will be effective for us on November 1, 2009, includes the following requirements: more assets acquired and liabilities assumed must be measured at fair value at the acquisition date, liabilities related to contingent consideration must be remeasured at fair value and each subsequent reporting period, and all acquisition related costs must be expensed.

Amendments to Guidance on Accounting for Transfers of Financial Assets

In June 2009, the FASB issued Statement No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140 (FAS 166), which will be effective for us on November 1, 2010. FAS 166 eliminates the exception for qualifying special purpose entities from consolidation guidance. It also eliminates the exception that permitted sale accounting for certain mortgage securitizations when control has not been completely surrendered by the transferor.

Amendments to Consolidation Guidance

In June 2009, the FASB issued Statement No. 167, Amendments to FASB Interpretation No. 46(R) (FAS167) which will be effective for us on November 1, 2010. FAS167 modifies the characteristics that identify a variable interest entity, provides new criteria for determining the primary beneficiary and increases the frequency of required assessments to determine whether an entity is the primary beneficiary of a variable interest entity.

Future adoption of International Financial Reporting Standards

Pursuant to the decision made by the CICA, we will begin reporting our financial statements in accordance with IFRS on November 1, 2011, including 2010 comparative results. To manage our transition to IFRS, we have implemented a comprehensive enterprise-wide program that focuses on the key areas of impact including financial reporting, systems and processes, as well as communications and training.

In 2008, we completed a thorough organization diagnostic to assess the scope and complexity of the IFRS conversion to us which identified the areas with significant differences between IFRS and existing Canadian GAAP. Generally, the areas that are expected to have the greatest financial and capital impacts on us include balance sheet de-recognition and consolidation, business combinations, and cumulative foreign exchange translation differences.

66             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

However, as IFRS evolves, we continue to monitor and frequently revisit our preliminary conclusions to determine further financial, capital and business implications.

Throughout 2009, we continued to manage the transition to IFRS through the completion of activities and deliverables to support the key areas of impact noted above. To date, we have:

•	Conducted preliminary assessments of the various accounting policy elections for first-time IFRS adoption;
•

Initiated multiple projects within a program framework which are in progress conducting more thorough GAAP analysis, assessing financial and economic impacts, and identifying process and systems requirements to ensure a successful transition;

•	Established frequent and recurring communications with the Board of Directors, Audit Committee, executive and senior management to ensure timely decisions on key issues and risks;
•	Provided frequent updates to our internal and external auditors and OSFI on key elements of program status, program structure and preliminary assessment of accounting impacts;
•	Developed a resourcing model to ensure sufficient program resources are available to meet key deliverables;
•	Identified preliminary external communication requirements for the investor and analyst community; and
•	Conducted internal education seminars for key stakeholders across RBC in the various business platforms and functional groups.

As we prepare for our transition, we continue to monitor ongoing changes to IFRS and adjust our transition and implementation plans accordingly. Our transition remains aligned to our implementation schedule and we are on track to meet the timelines essential to our changeover.

For additional information regarding changes to our current and future accounting policies, refer to Notes 1 and 31 to our 2009 Annual Consolidated Financial Statements.

Pension obligations

Through a number of defined benefit and defined contribution plans we provide pension and post-employment benefits to eligible employees. Our defined benefit pension plans provide benefits based on years of service, contributions and average earnings at retirement. Our other post-employment benefits include health, dental, disability and life insurance coverage.

We fund our registered defined benefit pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current pension regulations. We continue to fund our pension plans in accordance with federal and provincial regulations.

We measured our benefit obligations and pension plan assets as at September 30, 2009. During 2009, corporate bond yields, which impact the selection of a discount rate we use to measure our benefit obligations and pension plan assets, have decreased in the short and mid ranges of the curve as a result of improving market conditions. This has resulted in an actuarial loss of $389 million in our benefit obligation, which offsets our pension plan asset gains of $272 million and increased our overall pension liability. Gains and losses on our pension plan assets are amortized over the estimated average remaining service life of the plan, which decreases the volatility to our expenses recognized every year. The strengthening of the Canadian dollar at year-end resulted in a decrease of our pension liability for our U.S. and international plans. Based on our recent funding valuation at January 1, 2009, we were required to make plan contributions of $610 million during the year. For further information, refer to Note 20 to our 2009 Annual Consolidated Financial Statements.

Controls and procedures

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer, and the Chief Administrative Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of October 31, 2009, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of October 31, 2009.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and, based on that evaluation, concluded that our internal control over financial reporting was effective as of October 31, 2009 and that there were no material weaknesses that have been identified in our internal control over financial reporting as of October 31, 2009. See Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Chartered Accountants.

No changes were made in our internal control over financial reporting during the year ended October 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

In the ordinary course of business, we provide normal banking services, operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties.

We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 9 and 27 to our Consolidated Financial Statements.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            67

Supplemental information

Net interest income on average assets and liabilities	Table 66

	Average balances			Interest (1)			Average rate
(C$ millions, except percentage amounts)	2009	2008	2007	2009	2008	2007	2009	2008	2007
Assets
Deposits with other banks
Canada	$2,692	$1,837	$1,570	$37	$45	$43	1.37%	2.45%	2.74%
United States	4,674	4,168	2,904	11	137	176	.24	3.29	6.06
Other International	3,976	7,802	5,436	114	316	319	2.87	4.05	5.87
	11,342	13,807	9,910	162	498	538	1.43	3.61	5.43
Securities
Trading	136,963	149,098	162,828	4,041	4,862	6,621	2.95	3.26	4.07
Available-for-sale	50,686	39,626	31,516	1,905	1,800	1,044	3.76	4.54	3.31
	187,649	188,724	194,344	5,946	6,662	7,665	3.17	3.53	3.94
Asset purchased under reverse repurchase agreements and securities borrowed	44,476	68,356	71,759	931	2,889	3,620	2.09	4.23	5.04
Loans
Canada
Retail	185,318	170,300	152,588	8,625	7,440	9,376	4.65	4.37	6.14
Wholesale	35,074	38,558	31,541	1,179	2,443	1,047	3.36	6.34	3.32
	220,392	208,858	184,129	9,804	9,883	10,423	4.45	4.73	5.66
United States	42,227	35,096	25,718	1,777	2,161	2,240	4.21	6.16	8.71
Other International	17,559	15,623	13,388	1,923	2,939	2,061	10.95	18.81	15.39
	280,178	259,577	223,235	13,504	14,983	14,724	4.82	5.77	6.60
Total interest-earning assets	523,645	530,464	499,248	20,543	25,032	26,547	3.92	4.72	5.32
Non-interest-bearing deposits with other banks	5,895	3,702	2,137	–	–	–	–	–	–
Customers’ liability under acceptances	10,247	11,274	10,270	–	–	–	–	–	–
Other assets	155,513	104,860	69,345	–	–	–	–	–	–
Total assets	$695,300	$650,300	$581,000	$20,543	$25,032	$26,547	2.95%	3.85%	4.57%
Liabilities and shareholders’ equity
Deposits (2)
Canada	$183,563	$174,441	$166,983	$2,946	$4,423	$5,669	1.60%	2.54%	3.39%
United States	61,990	56,329	53,817	778	1,758	2,563	1.26	3.12	4.76
Other International	147,441	163,487	121,924	3,038	5,977	5,538	2.06	3.66	4.54
	392,994	394,257	342,724	6,762	12,158	13,770	1.72	3.08	4.02
Obligations related to securities sold short	37,597	45,367	46,654	1,286	1,525	1,997	3.42	3.36	4.28
Obligations related to assets sold under repurchase agreements and securities loaned	36,647	36,558	42,503	409	1,613	2,364	1.12	4.41	5.56
Subordinated debentures	7,377	7,183	6,704	350	354	338	4.74	4.93	5.04
Other interest-bearing liabilities	3,943	3,962	3,569	230	334	376	5.83	8.43	10.54
Total interest-bearing liabilities	478,558	487,327	442,154	9,037	15,984	18,845	1.89	3.28	4.26
Non-interest-bearing deposits	28,964	16,784	25,752	–	–	–	–	–	–
Acceptances	10,247	11,274	10,270	–	–	–	–	–	–
Other liabilities	142,964	108,116	79,087	–	–	–	–	–	–
Total liabilities	$660,733	$623,501	$557,263	$9,037	$15,984	$18,845	1.37%	2.56%	3.38%
Shareholders’ Equity
Preferred	4,130	1,795	1,553	–	–	–	–	–	–
Common	30,437	25,004	22,184	–	–	–	–	–	–
Total liabilities and shareholders’ equity	$695,300	$650,300	$581,000	$9,037	$15,984	$18,845	1.30%	2.46%	3.24%
Net interest income and margin	$695,300	$650,300	$581,000	$11,506	$9,048	$7,702	1.65%	1.39%	1.33%
Net interest income and margin (average earning assets)
Canada	$311,715	$308,574	$280,385	$7,828	$6,929	$6,402	2.51%	2.25%	2.28%
United States	107,131	108,733	106,044	2,134	1,132	412	1.99	1.04	.39
Other International	104,799	113,157	112,819	1,544	987	888	1.47	.87	.79
Total	$523,645	$530,464	$499,248	$11,506	$9,048	$7,702	2.20%	1.71%	1.54%

(1)	Interest income includes loan fees of $398 million (2008 – $343 million; 2007 – $331 million).
(2)	Deposits include savings deposits with average balances of $64 billion (2008 – $48 billion; 2007 – $46 billion), interest expense of $.3 billion (2008 – $.5 billion; 2007 – $.4 billion) and average rates of .5% (2008 – 1.0%; 2007 – .9%). Deposits also include term deposits with average balances of $193 billion (2008 – $227 billion; 2007 – $240 billion), interest expense of $3.8 billion (2008 – $8.0 billion; 2007 – $10.7 billion) and average rates of 1.98% (2008 – 3.50%; 2007 – 4.43%).

68             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Loans and acceptances by geography	Table 67

As at October 31 (C$ millions)	2009	2008	2007	2006	2005
Canada
Residential mortgages	$117,292	$117,690	$107,453	$94,272	$88,808
Personal	60,493	48,780	42,506	37,946	33,986
Credit cards	8,285	8,538	8,142	6,966	6,024
Small business	2,851	2,804	2,652	2,318	1,951
Retail	188,921	177,812	160,753	141,502	130,769
Business	47,110	53,775	51,237	44,353	42,383
Sovereign	1,394	1,544	585	553	521
Bank	1,096	978	521	160	74
Wholesale	$49,600	$56,297	$52,343	$45,066	$42,978
	$238,521	$234,109	$213,096	$186,568	$173,747
United States
Retail	11,678	12,931	6,804	7,652	7,741
Wholesale	25,387	30,943	18,548	13,847	12,317
	37,065	43,874	25,352	21,499	20,058
Other International
Retail	4,625	4,712	1,905	1,896	1,729
Wholesale	12,964	20,345	10,862	9,084	3,454
	17,589	25,057	12,767	10,980	5,183
Total loans and acceptances	$293,175	$303,040	$251,215	$219,047	$198,988
Total allowance for loan losses	(3,188)	(2,215)	(1,493)	(1,409)	(1,498)
Total loans and acceptances, net of allowance for loan losses	$289,987	$300,825	$249,722	$217,638	$197,490

Loans and acceptances by portfolio and sector	Table 68

As at October 31 (C$ millions)	2009	2008	2007	2006	2005
Residential mortgages	$122,130	$122,991	$109,745	$96,675	$91,043
Personal	71,542	60,727	48,743	44,902	41,045
Credit cards	8,701	8,933	8,322	7,155	6,200
Small business	2,851	2,804	2,652	2,318	1,951
Retail	$205,224	$195,455	$169,462	$151,050	$140,239
Business
Agriculture	5,090	5,305	5,367	5,435	5,238
Automotive	3,657	3,999	3,285	2,958	2,545
Consumer goods	6,141	7,389	5,206	4,553	4,437
Energy	7,055	8,146	7,632	6,010	5,628
Non-bank financial services	3,541	8,788	6,959	4,459	1,892
Forest products	830	1,152	1,349	1,126	1,210
Industrial products	3,972	5,033	4,119	3,659	3,157
Mining & metals	1,774	3,947	2,301	1,072	543
Real estate & related	21,049	22,978	19,187	16,145	13,730
Technology & media	2,562	3,206	2,423	2,326	2,244
Transportation & environment	4,413	4,239	2,656	2,400	1,900
Other (1)	22,572	25,623	17,583	15,586	14,772
Sovereign	2,779	2,496	932	887	550
Bank	2,516	5,284	2,754	1,381	903
Wholesale	$87,951	$107,585	$81,753	$67,997	$58,749
Total loans and acceptances	$293,175	$303,040	$251,215	$219,047	$198,988
Total allowance for loan losses	(3,188)	(2,215)	(1,493)	(1,409)	(1,498)
Total loans and acceptances, net of allowance for loan losses	$289,987	$300,825	$249,722	$217,638	$197,490

(1)	Other in 2009 related to other services, $10.0 billion; financing products, $5.7 billion; holding and investments, $3.9 billion; health, $2.4 billion; and other, $.6 billion.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            69

Impaired loans by portfolio and geography	Table 69

As at October 31 (C$ millions except percentage amounts)	2009	2008	2007	2006	2005
Residential mortgages	$641	$340	$180	$165	$146
Personal	409	348	189	205	183
Small business	59	40	19	13	11
Retail	$1,109	$728	$388	$383	$340
Business
Agriculture	82	95	65	45	48
Automotive	41	20	5	8	4
Consumer goods	145	57	83	85	73
Energy	107	80	3	6	47
Non-bank financial services	227	25	14	15	15
Forest products	53	25	29	12	16
Industrial products	172	194	29	17	12
Mining & metals	22	7	4	5	4
Real estate & related	1,625	1,137	353	74	58
Technology & media	115	45	10	49	52
Transportation & environment	29	10	19	19	14
Other (1)	1,658	500	116	108	75
Sovereign	10	–	–	–	–
Bank	62	–	–	–	–
Wholesale	$4,348	$2,195	$730	$443	$418
Total impaired loans (2)	$5,457	$2,923	$1,118	$826	$758
Canada
Residential mortgages	$441	$238	$149	$127	$106
Personal	173	150	152	183	161
Small business	59	40	19	13	11
Retail	$673	$428	$320	$323	$278
Business
Agriculture	$77	$95	$64	$45	$44
Automotive	27	17	4	5	2
Consumer goods	53	43	81	73	69
Energy	5	5	1	4	1
Non-bank financial services	1	3	3	2	2
Forest products	20	22	28	11	16
Industrial products	140	174	28	14	11
Mining & metals	6	6	4	5	4
Real estate & related	232	50	53	26	33
Technology & media	88	10	10	9	6
Transportation & environment	17	10	19	6	7
Other	173	94	82	66	30
Sovereign	–	–	–	–	–
Bank	–	–	–	–	–
Wholesale	$839	$529	377	266	225
United States
Residential mortgages	108	52	6	8	8
Personal	119	81	21	7	8
Retail	227	133	27	15	16
Business
Agriculture	$3	$–	$1	$–	$4
Automotive	14	3	1	3	2
Consumer goods	34	14	2	12	4
Energy	100	73	–	–	43
Non-bank financial services	213	8	–	–	–
Forest products	33	3	1	1	–
Industrial products	32	20	1	3	1
Mining & metals	16	1	–	–	–
Real estate & related	1,365	1,087	300	48	25
Technology & media	20	35	–	40	46
Transportation & environment	9	–	–	13	7
Other	1,355	282	16	23	25
Sovereign	–	–	–	–	–
Bank	–	–	–	–	–
Wholesale	3,194	1,526	322	143	157
	$3,421	$1,659	$349	$158	$173
Other International
Retail	209	167	41	45	46
Wholesale	315	140	31	34	36
	$524	$307	$72	$79	$82
Total impaired loans	$5,457	$2,923	$1,118	$826	$758
Specific allowance for loan losses	(1,279)	(767)	(351)	(263)	(282)
Net impaired loans	$4,178	$2,156	$767	$563	$476
Gross impaired loans as a % of loans and acceptances
Residential mortgages	0.52%	0.28%	0.16%	0.17%	0.16%
Personal	0.57%	0.57%	0.39%	0.46%	0.45%
Small business	2.07%	1.43%	0.72%	0.56%	0.56%
Retail	0.54%	0.37%	0.23%	0.25%	0.24%
Wholesale	4.94%	2.04%	0.89%	0.65%	0.71%
Total	1.86%	0.96%	0.45%	0.38%	0.38%
Specific allowance for loan losses as a % of gross impaired loans	23.44%	26.24%	31.40%	31.84%	37.20%

(1)	Other in 2009 is related to other, $148 million; financing products, $1,203 million; other services, $230 million; holding and investments, $50 million; and health, $27 million.
(2)	Past due loans greater than 90 days not included in impaired loans were $359 million in 2009 (2008 – $347 million; 2007 – $280 million; 2006 – $305 million; 2005 – $304 million).

70             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Provision for (recovery of) credit losses by portfolio and geography				Table 70
(C$ millions, except percentage amounts)	2009	2008	2007	2006	2005
Residential mortgages	$73	$16	$5	$6	$2
Personal	701	445	364	306	259
Credit cards	402	270	223	163	194
Small business	55	46	34	29	27
Retail	$1,231	$777	$626	$504	$482
Business
Agriculture	$20	$5	$2	$(1)	$(12)
Automotive	21	10	2	4	–
Consumer goods	61	19	27	7	24
Energy	16	21	(7)	(53)	(20)
Non-bank financial services	266	–	–	4	10
Forest products	13	2	10	2	(52)
Industrial products	67	95	10	4	(7)
Mining & metals	7	2	1	–	(1)
Real estate & related	587	345	78	1	(11)
Technology & media	96	21	(2)	(5)	(6)
Transportation & environment	11	3	7	1	8
Other	408	130	28	14	(26)
Sovereign	–	–	–	–	–
Bank	20	–	–	–	–
Wholesale	$1,593	$653	$156	$(22)	$(93)
Total specific provision	$2,824	$1,430	$782	$482	$389
Canada
Residential mortgages	$18	$8	$5	$6	$1
Personal	467	352	334	296	247
Credit cards	393	266	220	161	192
Small business	55	46	34	29	27
Retail	$933	$672	$593	$492	$467
Business
Agriculture	$18	$5	$2	$(1)	$(12)
Automotive	17	10	2	4	–
Consumer goods	26	13	26	6	25
Energy	(4)	(3)	(4)	(10)	1
Non-bank financial services	36	–	–	–	10
Forest products	9	2	10	1	(52)
Industrial products	36	78	10	4	(5)
Mining & metals	2	1	1	–	–
Real estate & related	52	12	15	2	(1)
Technology & media	33	4	4	1	(3)
Transportation & environment	7	3	8	2	10
Other (1)	204	27	28	6	(5)
Sovereign	–	–	–	–	–
Bank	–	–	–	–	–
Wholesale	$436	$152	$102	$15	$(32)
Total	$1,369	$824	$695	$507	$435
United States
Residential mortgages	$51	$6	$1	$–	$1
Personal	207	74	22	10	12
Credit cards	9	4	3	2	2
Small business	–	–	–	–	–
Retail	$267	$84	$26	$12	$15
Business
Agriculture	$2	$–	$–	$–	$–
Automotive	4	–	–	–	–
Consumer goods	23	6	1	1	(1)
Energy	20	24	(3)	(43)	(20)
Non-bank financial services	230	–	–	4	–
Forest products	4	–	–	1	–
Industrial products	31	17	–	–	(2)
Mining & metals	5	1	–	–	–
Real estate & related	527	333	63	–	(10)
Technology & media	60	17	(6)	(6)	(3)
Transportation & environment	3	–	–	(1)	(2)
Other	187	96	3	6	(22)
Sovereign	–	–	–	–	–
Bank	–	–	–	–	–
Wholesale	$1,096	$494	$58	$(38)	$(60)
Total	$1,363	$578	$84	$(26)	$(45)
Other International
Retail	$31	$21	$7	$–	$–
Wholesale	61	7	(4)	1	(1)
Total	$92	$28	$3	$1	$(1)
Total specific provision	$2,824	$1,430	$782	$482	$389
Total general provision	589	165	9	(53)	66
Total provision for credit losses	$3,413	$1,595	$791	$429	$455
Specific provision as a % of average net loans and acceptances	.97%	.53%	.33%	.23%	.21%

(1)	Other in 2009 is related to financing products, $244 million; other services, $94 million; health, $18 million; holdings and investments, $14 million; and other, $38 million.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            71

Allowance for credit losses by portfolio and geography				Table 71
(C$ millions, except percentage amounts)	2009	2008	2007	2006	2005
Allowance at beginning of year (1)	$2,438	$1,572	$1,486	$1,568	$1,714
Provision for credit losses	3,413	1,595	791	429	455
Write-offs by portfolio
Residential mortgages	(52)	(9)	(5)	(5)	(5)
Personal	(732)	(504)	(446)	(379)	(353)
Credit cards	(455)	(319)	(268)	(204)	(237)
Small business	(54)	(44)	(42)	(36)	(34)
Retail	$(1,293)	$(876)	$(761)	$(624)	$(629)
Business	$(1,373)	$(435)	$(107)	$(89)	$(141)
Sovereign	–	–	–	–	–
Bank	–	–	–	–	–
Wholesale	$(1,373)	$(435)	$(107)	$(89)	$(141)
Less developed countries exposures	$–	$–	$–	$–	$–
Total write-offs by portfolio	$(2,666)	$(1,311)	$(868)	$(713)	$(770)
Recoveries by portfolio
Residential mortgages	$1	$1	$1	$–	$–
Personal	74	76	75	64	69
Credit cards	53	49	46	41	43
Small business	5	7	7	7	9
Retail	$133	$133	$129	$112	$121
Business	$140	$29	$41	$93	$53
Sovereign	–	–	–	–	–
Bank	–	–	–	–	–
Wholesale	$140	$29	$41	$93	$53
Total recoveries by portfolio	$273	$162	$170	$205	$174
Net write-offs	$(2,393)	$(1,149)	$(698)	$(508)	$(596)
Adjustments (2)	(156)	281	(7)	(3)	(5)
Total allowance for credit losses at end of year	$3,302	$2,299	$1,572	$1,486	$1,568
Specific allowance for loan losses
Canada
Residential mortgages	$39	$23	$13	$11	$9
Personal	94	79	79	88	101
Small business	22	17	9	9	8
Retail	$155	$119	$101	$108	$118
Business
Agriculture	$10	$13	$9	$8	$14
Automotive	6	5	2	3	1
Consumer goods	18	12	45	32	31
Energy	1	2	–	2	5
Non-bank financial services	–	9	9	10	10
Forest products	8	4	10	2	6
Industrial products	63	49	9	8	7
Mining & metals	1	1	1	1	–
Real estate & related	44	9	18	10	15
Technology & media	32	6	5	5	3
Transportation & environment	7	5	7	7	4
Other	72	23	38	24	16
Sovereign	–	–	–	–	–
Bank	–	–	–	–	–
Wholesale	$262	$138	$153	$112	$112
	$417	$257	$254	$220	$230
United States
Residential mortgages	$10	$5	$1	$1	$1
Personal	34	16	5	2	2
Small business	–	–	–	–	–
Retail	$44	$21	$6	$3	$3
Business
Agriculture	$1	$–	$–	$1	$1
Automotive	5	–	–	2	2
Consumer goods	9	6	–	3	3
Energy	42	27	–	–	1
Non-bank financial services	62	–	–	1	–
Forest products	2	–	–	–	–
Industrial products	17	8	–	–	–
Mining & metals	5	1	–	–	–
Real estate & related	241	241	56	1	1
Technology & media	3	13	–	–	5
Transportation & environment	3	–	–	–	1
Other	233	79	6	4	4
Sovereign	–	–	–	–	–
Bank	–	–	–	–	–
Wholesale	$623	$375	$62	$12	$18
	$667	$396	$68	$15	$21
Other International
Retail	$74	$68	$13	$12	$12
Wholesale	121	46	16	16	19
	$195	$114	$29	$28	$31
Total specific allowance for loan losses	$1,279	$767	$351	$263	$282
General allowance
Residential mortgages	$50	$20	$16	$19	$19
Personal	671	461	349	365	343
Credit cards	327	270	193	195	195
Small business	47	47	37	37	37
Retail	$1,095	$798	$595	$616	$594
Wholesale	$814	$650	$370	$349	$425
General allowance for off-balance sheet items and other items	$114	$84	$256	$258	$267
Total general allowance	$2,023	$1,532	$1,221	$1,223	$1,286
Total allowance for credit losses	$3,302	$2,299	$1,572	$1,486	$1,568
Key ratios
Allowance for credit losses as a % of loans and acceptances	1.13%	.76%	.63%	.68%	.79%
Net write-offs as a % of average net loans and acceptances	.82%	.42%	.30%	.25%	.32%

(1)	Opening allowance for credit losses as at November 1, 2008 has been restated due to the implementation of amendments to CICA section 3855.
(2)	Other adjustments include primarily foreign exchange translations on non-Canadian dollar-denominated allowance for credit losses and acquisition adjustments for RBTT $25 million in 2008; ANB $50 million in 2008; and Flag Bank $21 million in 2007.

72             Royal Bank of Canada: Annual Report 2009             Management’s Discussion and Analysis

Credit quality information by Canadian province				Table 72
As at October 31 (C$ millions)	2009	2008	2007	2006	2005
Loans and acceptances
Atlantic provinces (1)	$11,831	$11,446	$11,556	$10,256	$10,255
Quebec	26,666	32,908	35,168	32,723	26,646
Ontario	121,394	105,410	90,242	81,968	78,283
Prairie provinces (2)	44,144	43,884	40,956	32,598	31,190
B.C. and territories (3)	41,158	40,461	35,174	29,023	27,373
Total loans and acceptances in Canada	$245,193	$234,109	$213,096	$186,568	$173,747
Gross impaired loans
Atlantic provinces (1)	$57	$66	$53	$53	$47
Quebec	190	122	118	68	44
Ontario	647	504	322	286	269
Prairie provinces (2)	300	158	112	107	78
B.C. and territories (3)	318	107	92	75	65
Total gross impaired loans in Canada	$1,512	$957	$697	$589	$503
Specific provision
Atlantic provinces (1)	$56	$43	$40	$33	$30
Quebec	90	63	66	47	7
Ontario	942	610	490	344	368
Prairie provinces (2)	138	60	51	38	44
B.C. and territories (3)	143	48	48	45	(14)
Total specific provision for credit losses in Canada	$1,369	$824	$695	$507	$435

(1)	Comprises Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.
(2)	Comprises Manitoba, Saskatchewan and Alberta.
(3)	Comprises British Columbia, Nunavut, Northwest Territories and Yukon.

Small business loans and acceptances in Canada by sector					Table 73
As at October 31 (C$ millions)	2009	2008	2007	2006	2005
Agriculture	$304	$261	$271	$248	$715
Automotive	666	636	650	601	490
Consumer goods	2,261	2,234	2,350	2,043	1,728
Energy	367	384	370	284	182
Non-bank financial services	66	84	88	73	78
Forest products	316	346	351	366	311
Industrial products	1,696	1,672	1,543	1,377	1,057
Mining & metals	102	100	98	88	57
Real estate & related	3,053	3,052	2,822	2,565	1,982
Technology & media	318	316	314	300	243
Transportation & environment	961	940	901	774	549
Other (1)	5,013	4,687	4,488	4,098	3,365
Total small business loans	$15,123	$14,712	$14,246	$12,817	$10,757

(1)	Other sector in 2009 related primarily to other services, $3,144 million; health, $1,290 million; holding and investment, $452 million; and financing products, $82 million.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2009            73

REPORTS AND CONSOLIDATED FINANCIAL STATEMENTS

74	Reports

	75	Management’s Responsibility for Financial Reporting
	75	Report of Independent Registered Chartered Accountants
	75	Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference
	76	Management’s Report on Internal Control over Financial Reporting
	76	Report of Independent Registered Chartered Accountants

77	ConsolidatedFinancial Statements
	77	Consolidated Balance Sheets
	78	Consolidated Statements of Income
	79	Consolidated Statements of Comprehensive Income and Changes in Shareholders’ Equity
	80	Consolidated Statements of Cash Flows

81	Notes to the Consolidated Financial Statements
	81	Note 1	Significant accounting policies and estimates
	87	Note 2	Fair value of financial instruments
	93	Note 3	Securities
	97	Note 4	Loans
	99	Note 5	Securitizations
	102	Note 6	Variable interest entities
	103	Note 7	Derivative instruments and hedging activities
	108	Note 8	Premises and equipment
	108	Note 9	RBC Dexia Investor Services joint venture
	109	Note 10	Goodwill and other Intangibles
	109	Note 11	Significant acquisitions
	110	Note 12	Other assets
	111	Note 13	Deposits
	111	Note 14	Insurance
	112	Note 15	Other liabilities
	112	Note 16	Subordinated debentures
	113	Note 17	Trust capital securities
	114	Note 18	Preferred share liabilities and share capital
	116	Note 19	Non-controlling interest in subsidiaries
	116	Note 20	Pensions and other post- employment benefits

119	Note 21	Stock-based compensation
121	Note 22	Revenue from trading and selected non- trading financial instruments
121	Note 23	Income taxes
122	Note 24	Earnings per share
123	Note 25	Guarantees, commitments and contingencies
126	Note 26	Contractual repricing and maturity schedule
127	Note 27	Related party transactions
127	Note 28	Results by business and geographic segment
129	Note 29	Nature and extent of risks arising from financial instruments
129	Note 30	Capital management
130	Note 31	Reconciliation of the application of Canadian and United States generally accepted accounting principles
145	Note 32	Parent company information
146	Note 33	Subsequent Event

74            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Royal Bank of Canada (RBC) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with the Bank Act (Canada) and Canadian generally accepted accounting principles (GAAP). Financial information appearing throughout our Management’s Discussion and Analysis is consistent with these consolidated financial statements.

RBC’s internal controls are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.

The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of independent directors. This Committee reviews our consolidated financial statements and recommends them to the

Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues. Our Chief Compliance Officer and Chief Internal Auditor have full and unrestricted access to the Audit Committee.

The Office of the Superintendent of Financial Institutions Canada (OSFI) examines and inquires into the business and affairs of RBC as deemed necessary to determine whether the provisions of the Bank Act are being complied with, and that RBC is in sound financial condition. In carrying out its mandate, OSFI strives to protect the rights and interests of depositors and creditors of RBC.

Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of RBC upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

Gordon M. Nixon

President and Chief Executive Officer

Janice R. Fukakusa

Chief Administrative Officer and Chief Financial Officer

Toronto, December 3, 2009

Report of Independent Registered Chartered Accountants

To the Shareholders of Royal Bank of Canada

We have audited the consolidated balance sheets of Royal Bank of Canada (the “Bank”) as at October 31, 2009 and 2008 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three year period ended October 31, 2009. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2009 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of October 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 3, 2009 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

December 3, 2009

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Bank’s financial statements, such as the changes described in Notes 1, 2, 3, 4, and 31 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated December 3, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

December 3, 2009

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            75

Management’s Report on Internal Control over Financial Reporting

Management of Royal Bank of Canada (RBC) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions related to and dispositions of our assets
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and RBC receipts and expenditures are made only in accordance with authorizations of management and directors of RBC

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of RBC assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of the internal control over financial reporting of RBC as of October 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that, as of October 31, 2009, internal control over financial reporting was effective based on the criteria established in the Internal Control – Integrated Framework. Also, based on the results of our evaluation, management concluded that there were no material weaknesses that have been identified in internal control over financial reporting as of October 31, 2009.

The internal control over financial reporting of RBC as of October 31, 2009 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited our Consolidated Financial Statements for the year ended October 31, 2009, as stated in the Report of Independent Registered Chartered Accountants, which report expressed an unqualified opinion on the effectiveness of our internal control over financial reporting.

Gordon M. Nixon

President and Chief Executive Officer

Janice R. Fukakusa

Chief Administrative Officer and Chief Financial Officer

Toronto, December 3, 2009

Report of Independent Registered Chartered Accountants

To the Shareholders of Royal Bank of Canada

We have audited the internal control over financial reporting of Royal Bank of Canada (the “Bank”) as of October 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended October 31, 2009 of the Bank and our report dated December 3, 2009 expressed an unqualified opinion on those consolidated financial statements and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

December 3, 2009

76            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Consolidated Balance Sheets

As at October 31 (C$ millions)	2009 (1)	2008 (1)
Assets
Cash and due from banks	$8,353	$11,086
Interest-bearing deposits with banks	8,923	20,041
Securities (Note 3)
Trading	140,062	122,508
Available-for-sale	46,210	48,626
	186,272	171,134
Assets purchased under reverse repurchase agreements and securities borrowed	41,580	44,818
Loans (Notes 4 and 5)
Retail	205,224	195,455
Wholesale	78,927	96,300
	284,151	291,755
Allowance for loan losses	(3,188)	(2,215)
	280,963	289,540
Other
Customers’ liability under acceptances	9,024	11,285
Derivatives (Note 7)	92,173	136,134
Premises and equipment, net (2) (Note 8)	2,367	2,471
Goodwill (Note 10)	8,368	9,977
Other intangibles (2) (Note 10)	2,033	2,042
Other assets (Note 12)	14,933	25,331
	128,898	187,240
	$654,989	$723,859
Liabilities and shareholders’ equity
Deposits (Note 13)
Personal	$152,328	$139,036
Business and government	220,772	269,994
Bank	25,204	29,545
	398,304	438,575
Other
Acceptances	9,024	11,285
Obligations related to securities sold short	41,359	27,507
Obligations related to assets sold under repurchase agreements and securities loaned	35,150	32,053
Derivatives (Note 7)	84,390	128,705
Insurance claims and policy benefit liabilities (Note 14)	8,922	7,385
Other liabilities (Note 15)	31,007	35,809
	209,852	242,744
Subordinated debentures (Note 16)	6,461	8,131
Trust capital securities (Note 17)	1,395	1,400
Non-controlling interest in subsidiaries (Note 19)	2,071	2,371
Shareholders’ equity (Note 18)
Preferred shares	4,813	2,663
Common shares (shares issued – 1,417,609,720 and 1,341,260,229)	13,075	10,384
Contributed surplus	246	242
Treasury shares – preferred (shares held – 64,600 and 259,700)	(2)	(5)
– common (shares held – 2,126,699 and 2,258,047)	(95)	(104)
Retained earnings (1)	20,585	19,816
Accumulated other comprehensive income (loss)	(1,716)	(2,358)
	36,906	30,638
	$654,989	$723,859

(1)	Opening retained earnings as at November 1, 2006 has been restated. Refer to ‘Accounting adjustments’ in Note 1.
(2)	Comparative information has been reclassified as a result of adopting CICA Handbook Section 3064. Refer to ‘Significant accounting changes’ in Note 1.

Gordon M. Nixon	Victor L. Young
President and Chief Executive Officer	Director

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            77

Consolidated Statements of Income

For the year ended October 31 (C$ millions)	2009	2008	2007
Interest income
Loans	$13,504	$14,983	$14,724
Securities	5,946	6,662	7,665
Assets purchased under reverse repurchase agreements and securities borrowed	931	2,889	3,620
Deposits with banks	162	498	538
	20,543	25,032	26,547
Interest expense
Deposits	6,762	12,158	13,770
Other liabilities	1,925	3,472	4,737
Subordinated debentures	350	354	338
	9,037	15,984	18,845
Net interest income	11,506	9,048	7,702
Non-interest income
Insurance premiums, investment and fee income	5,718	2,609	3,152
Trading revenue	2,671	(96)	1,999
Investment management and custodial fees	1,619	1,759	1,579
Mutual fund revenue	1,293	1,561	1,473
Securities brokerage commissions	1,358	1,377	1,353
Service charges	1,556	1,367	1,303
Underwriting and other advisory fees	1,050	875	1,217
Foreign exchange revenue, other than trading	638	646	533
Card service revenue	732	648	491
Credit fees	530	415	293
Securitization revenue (Note 5)	1,169	461	261
Net (loss) gain on available-for-sale securities (Note 3)	(630)	(617)	63
Other	(104)	1,529	1,043
Non-interest income	17,600	12,534	14,760
Total revenue	29,106	21,582	22,462
Provision for credit losses (Note 4)	3,413	1,595	791
Insurance policyholder benefits, claims and acquisition expense	4,609	1,631	2,173
Non-interest expense
Human resources (Notes 20 and 21)	8,978	7,779	7,860
Equipment (1)	1,025	934	847
Occupancy	1,045	926	839
Communications	761	749	723
Professional fees	559	562	530
Outsourced item processing	301	341	308
Amortization of other intangibles (1) (Note 10)	462	356	258
Other	1,427	704	1,108
	14,558	12,351	12,473
Goodwill impairment charge	1,000	–	–
Income before income taxes	5,526	6,005	7,025
Income taxes (Note 23)	1,568	1,369	1,392
Net income before non-controlling interest	3,958	4,636	5,633
Non-controlling interest in net income of subsidiaries	100	81	141
Net income	$3,858	$4,555	$5,492
Preferred dividends (Note 18)	(233)	(101)	(88)
Net income available to common shareholders	$3,625	$4,454	$5,404
Average number of common shares (in thousands) (Note 24)	1,398,675	1,305,706	1,273,185
Basic earnings per share (in dollars)	$2.59	$3.41	$4.24
Average number of diluted common shares (in thousands) (Note 24)	1,412,126	1,319,744	1,289,314
Diluted earnings per share (in dollars)	$2.57	$3.38	$4.19
Dividends per share (in dollars)	$2.00	$2.00	$1.82

(1)	Comparative information has been reclassified as a result of adopting CICA Handbook Section 3064. Refer to Note 1.

78            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

For the year ended October 31 (C$ millions)	2009	2008	2007
Comprehensive income
Net income	$3,858	$4,555	$5,492
Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities	662	(1,376)	(93)
Reclassification of losses on available-for-sale securities to income	330	373	28
Net change in unrealized gains (losses) on available-for-sale securities	992	(1,003)	(65)
Unrealized foreign currency translation (losses) gains	(2,973)	5,080	(2,965)
Reclassification of losses (gains) on foreign currency translation to income	2	(3)	(42)
Net foreign currency translation gains (losses) from hedging activities	2,399	(2,672)	1,804
Foreign currency translation adjustments	(572)	2,405	(1,203)
Net gains (losses) on derivatives designated as cash flow hedges	156	(603)	80
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(38)	49	31
Net change in cash flow hedges	118	(554)	111
Other comprehensive income (loss)	538	848	(1,157)
Total comprehensive income	$4,396	$5,403	$4,335

Consolidated Statements of Changes in Shareholders’ Equity

For the year ended October 31 (C$ millions)	2009	2008 (1)	2007 (1)
Preferred shares (Note 18)
Balance at beginning of year	$2,663	$2,050	$1,050
Issued	2,150	613	1,150
Redeemed for cancellation	–	–	(150)
Balance at end of year	4,813	2,663	2,050
Common shares (Note 18)
Balance at beginning of year	10,384	7,300	7,196
Issued	2,691	3,090	170
Purchased for cancellation	–	(6)	(66)
Balance at end of year	13,075	10,384	7,300
Contributed surplus
Balance at beginning of year	242	235	292
Renounced stock appreciation rights	(7)	(5)	(6)
Stock-based compensation awards	(11)	14	(46)
Other	22	(2)	(5)
Balance at end of year	246	242	235
Treasury shares – preferred (Note 18)
Balance at beginning of year	(5)	(6)	(2)
Sales	13	23	33
Purchases	(10)	(22)	(37)
Balance at end of year	(2)	(5)	(6)
Treasury shares – common (Note 18)
Balance at beginning of year	(104)	(101)	(180)
Sales	59	51	175
Purchases	(50)	(54)	(96)
Balance at end of year	(95)	(104)	(101)
Retained earnings
Balance at beginning of year (1)	19,816	18,047	15,771
Transition adjustment – Financial instruments (2)	66	–	(86)
Adjustment (1)	–	–	(120)
Net income	3,858	4,555	5,492
Preferred share dividends (Note 18)	(233)	(101)	(88)
Common share dividends (Note 18)	(2,819)	(2,624)	(2,321)
Premium paid on common shares purchased for cancellation	–	(49)	(580)
Issuance costs and other	(103)	(12)	(21)
Balance at end of year	20,585	19,816	18,047
Accumulated other comprehensive (loss) income
Transition adjustment – Financial instruments (2)	59	(45)	(45)
Unrealized losses on available-for-sale securities	(76)	(1,068)	(65)
Unrealized foreign currency translation losses, net of hedging activities	(1,374)	(802)	(3,207)
Gains and losses on derivatives designated as cash flow hedges	(325)	(443)	111
Balance at end of year	(1,716)	(2,358)	(3,206)
Retained earnings and Accumulated other comprehensive income	18,869	17,458	14,841
Shareholders’ equity at end of year	$36,906	$30,638	$24,319

(1)	Opening retained earnings as at November 1, 2006 has been restated. Refer to Note 1.
(2)	The 2007 transition adjustment relates to the implementation of the financial instruments accounting standards on November 1, 2006. The 2009 transition adjustment relates to the amendments to certain of these standards that were effective November 1, 2008. Refer to Note 1.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            79

Consolidated Statements of Cash Flows

For the year ended October 31 (C$ millions)	2009	2008	2007
Cash flows from operating activities
Net income	$3,858	$4,555	$5,492
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	3,413	1,595	791
Depreciation (1)	389	318	434
Business realignment payments	(2)	(11)	(38)
Future income taxes	(97)	(455)	(147)
Impairment of goodwill and amortization of other intangibles (1)	1,462	356	96
Gain on sale of premises and equipment	5	(17)	(16)
Gain on securitizations	(934)	(207)	(44)
(Gain) loss on available-for-sale securities	(17)	1	(146)
Writedown of available-for-sale securities	657	631	66
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	1,537	102	(54)
Net change in accrued interest receivable and payable	(147)	164	(28)
Current income taxes	3,546	(2,705)	1,034
Derivative assets	43,961	(69,527)	(28,856)
Derivative liabilities	(44,315)	56,685	29,916
Trading securities	(11,382)	24,966	10,976
Net change in brokers and dealers receivable and payable	2,396	(552)	(317)
Other	3,073	(4,518)	3,341
Net cash from operating activities	7,403	11,381	22,500
Cash flows from investing activities
Change in interest-bearing deposits with banks	11,118	(8,160)	(1,379)
Change in loans, net of securitizations	(17,854)	(62,725)	(42,097)
Proceeds from securitizations	21,788	10,047	8,318
Proceeds from sale of available-for-sale securities	12,515	8,885	8,117
Proceeds from maturity of available-for-sale securities	18,108	14,804	15,350
Purchases of available-for-sale securities	(32,268)	(24,864)	(22,012)
Net acquisitions of premises and equipment and software	(700)	(1,265)	(706)
Change in assets purchased under reverse repurchase agreements and securities borrowed	3,238	19,650	(4,935)
Net cash used in acquisitions	(27)	(974)	(373)
Net cash from (used in) investing activities	15,918	(44,602)	(39,717)
Cash flows from financing activities
Change in deposits	(40,742)	61,271	16,831
Issue of Trust Subordinated Notes	–	–	1,000
Repayment of subordinated debentures	(1,659)	(500)	(989)
Issue of subordinated debentures	–	2,000	87
Issue of preferred shares	2,150	613	1,150
Redemption of preferred shares for cancellation	–	(300)	(150)
Issue of RBC Trust Capital Securities (RBC TruCS)	–	500	–
Issue of common shares	2,439	149	155
Purchase of common shares for cancellation	–	(55)	(646)
Sales of treasury shares	72	74	208
Purchase of treasury shares	(60)	(76)	(133)
Dividends paid	(2,744)	(2,688)	(2,278)
Issuance costs	(77)	(11)	(23)
Dividends/distributions paid by subsidiaries to non-controlling interests	(4)	(33)	(59)
Change in obligations related to assets sold under repurchase agreements and securities loaned	3,097	(6,172)	(4,070)
Change in obligations related to securities sold short	13,852	(17,192)	6,436
Redemption of trust preferred notes	(140)	–	–
Change in short-term borrowings of subsidiaries	(1,967)	1,618	(145)
Net cash (used in) from financing activities	(25,783)	39,198	17,374
Effect of exchange rate changes on cash and due from banks	(271)	883	(332)
Net change in cash and due from banks	(2,733)	6,860	(175)
Cash and due from banks at beginning of year	11,086	4,226	4,401
Cash and due from banks at end of year	$8,353	$11,086	$4,226
Supplemental disclosure of cash flow information
Amount of interest paid in year	$9,910	$15,967	$18,494
Amount of income taxes paid in year	$(102)	$2,025	$1,352

(1)	Comparative information has been reclassified as a result of adopting CICA Handbook Section 3064. Refer to Note 1.

80            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Note 1 Significant accounting policies and estimates

The accompanying Consolidated Financial Statements have been prepared in accordance with Subsection 308 of the Bank Act (Canada) (the Act), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), our Consolidated Financial Statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these financial statements, including the accounting requirements of OSFI, are summarized below. These accounting policies conform, in all material respects, to Canadian GAAP.

General

Basis of consolidation

Our Consolidated Financial Statements include the assets and liabilities and results of operations of all subsidiaries and variable interest entities (VIEs) where we are the Primary Beneficiary after elimination of intercompany transactions and balances. The equity method is used to account for investments in associated corporations and limited partnerships in which we have significant influence. These investments are reported in Other assets. Our share of earnings, gains and losses realized on dispositions and writedowns to reflect other-than-temporary impairment in the value of these investments is included in Non-interest income. The proportionate consolidation method is used to account for investments in joint ventures in which we exercise joint control, whereby our pro rata share of assets, liabilities, income and expenses is consolidated.

Use of estimates and assumptions

In preparing our Consolidated Financial Statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, net income and related disclosures. Certain estimates, including the allowance for credit losses, the fair value of financial instruments, accounting for securitizations, litigation provisions, VIEs, insurance claims and policy benefit liabilities, pensions and other post-employment benefits, the carrying value of goodwill and finite lived intangible assets, credit card customer loyalty reward program liability and income taxes, require management to make subjective or complex judgments. Accordingly, actual results could differ from these and other estimates thereby impacting our future Consolidated Financial Statements.

Accounting adjustments

In 2009, we corrected the following errors pertaining to prior periods: an under accrual of $90 million ($62 million after-tax) of our cards points liability; a $63 million ($43 million after-tax) over capitalization of software development costs; and a $15 million understatement of income taxes. These errors are not material to the periods to which they relate; however, as correcting them in the first quarter of 2009 would have materially distorted the net income for that quarter, we corrected them by decreasing opening retained earnings for the quarter ended January 31, 2007, by $120 million.

Significant accounting changes

Goodwill and Intangible Assets

On November 1, 2008, we adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064, Goodwill and Intangible Assets (Section 3064). Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets. The CICA’s Emerging Issues Committee (EIC) Abstract No. 27, Revenues and Expenditures During the Pre-operating Period, is no longer applicable once Section 3064 has been adopted. As a result of adopting Section 3064, we reclassified $789 million of software from Premises and equipment to Other intangibles on our Consolidated Balance Sheets as at November 1, 2008. We have also reclassified depreciation of $221 million and $162 million from Non-interest expense – Equipment to Non-interest expense – Amortization of other intangibles on our Consolidated Statements of Income for the year ended October 31, 2008 and October 31, 2007, respectively.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the EIC issued Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC-173). EIC-173 requires an entity to take into account its own credit risk and that of the relevant counterparty(s) when determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC, which was effective for us on November 1, 2008, had no impact on our financial position or results of operations because we had been incorporating the aforementioned credit risks into our valuation methodology before the EIC was issued.

Effective Interest Method – Amendments to: Financial Instruments – Recognition and Measurement, Section 3855.

In June 2009, the CICA clarified Section 3855 with respect to the effective interest method which is a method of calculating the amortized cost of financial assets and financial liabilities and of allocating the interest income or interest expense over the relevant period. The impact of the clarification had no material impact on our consolidated financial position or results of operations.

Embedded Derivatives on Reclassification of Financial Assets – Amendments to: Financial Instruments – Recognition and Measurement, Section 3855.

In June 2009, the CICA clarified Section 3855 with respect to the reclassification of financial instruments with embedded derivatives. A financial instrument classified as held-for-trading may not be reclassified when the embedded derivative that would have to be separated on reclassification of the combined contract cannot be measured separately. The amendment was effective for reclassifications made on or after July 1, 2009 and had no material impact on our consolidated financial position or results of operations.

Fair Value and Liquidity Risk Disclosure – Amendments to: Financial Instruments – Disclosures, Section 3862.

In June 2009, the CICA amended Section 3862 to improve fair value and liquidity risk disclosures. Section 3862 now requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – one or more significant inputs used in a valuation technique are unobservable in determining fair values of the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The amendments only impact our disclosures. Refer to Note 2. We have also enhanced our liquidity disclosures by including details on our sources of funding. Refer to Note 29.

Impairment of Financial Assets – Amendments to: Financial Instruments – Recognition and Measurement, Section 3855.

In August 2009, the CICA issued various amendments to Section 3855 which eliminated the distinction between debt securities and other debt instruments and changed the categories to which debt instruments are required or are permitted to be classified. As a result of these amendments non-derivative financial assets with fixed or determinable payments that are not quoted in an active market may be classified as loans and receivables; loan and receivables for which we may not recover substantially all of our initial investment, other than because of credit deterioration, must be classified as available-for-sale; and loans and receivables that we intend to sell immediately or in the near term must be classified as held-for-trading.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            81

Note 1 Significant accounting policies and estimates (continued)

The amendments also permit, upon adoption and on an on-going basis, certain financial assets be reclassified from the held-for-trading and available-for-sale categories into the loans and receivables category, when specified conditions are met. They also require reversing an impairment loss relating to an available-for-sale debt instrument when, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized. Impairment for debt instruments classified as loans and receivables will be assessed using the impairment model for loans.

We adopted these amendments with retrospective application to November 1, 2008, in accordance with the transitional provisions of the amendments; accordingly, we have reclassified $179 million of held-for-trading and $929 million of available-for-sale securities to loans and recorded the following transition adjustments in our Consolidated Financial Statements: (i) an increase of $66 million, net of taxes of $30 million, to our Retained earnings as of November 1, 2008, representing an adjustment to the impairment amount calculated as a result of using the impairment model for loans, and (ii) an increase of $104 million, net of taxes of $57 million, to our Accumulated other comprehensive income (AOCI) as of November 1, 2008, representing the cumulative marked-to-market adjustments previously recorded. Our results for 2009 were also impacted by the amendments as follows: (i) an increase of $64 million, net of taxes, to our Net income, representing an adjustment to the impairment amount calculated as a result of using the impairment model for loans, and (ii) a reduction to Other comprehensive income (OCI) of $26 million, net of taxes, representing the cumulative unrealized gains adjustments previously recorded.

We have reclassified $179 million of loans intended to be sold in the near future upon origination to the held-for-trading category. We recorded an increase of $2 million, net of taxes, to our Net income, representing marked-to-market adjustments on these reclassified loans.

Financial Instruments – Recognition and Measurement

Securities

Securities are classified, based on management’s intentions, as held-for-trading, available-for-sale or held-to-maturity. Certain debt securities may be classified as loans and receivables as of November 1, 2008 in accordance with the CICA’s amendments to Section 3855 discussed earlier in this Note under “Significant accounting changes.”

Held-for-trading securities include securities purchased for sale in the near term and securities designated as held-for-trading under the fair value option and are reported at fair value. Obligations to deliver Trading securities sold but not yet purchased are recorded as liabilities and carried at fair value. Realized and unrealized gains and losses on these securities are recorded as Trading revenue in Non-interest income. Dividend and interest income accruing on Trading securities is recorded in Interest income. Interest and dividends accrued on interest-bearing and equity securities sold short are recorded in Interest expense.

Available-for-sale securities include: (i) securities which may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs, and (ii) loan substitute securities which are client financings that have been structured as after-tax investments rather than conventional loans in order to provide the clients with a borrowing rate advantage. Available-for-sale securities are measured at fair value with the difference between the fair value and its amortized cost, including changes in foreign exchange rates, recognized in OCI, net of tax. Purchase premiums or discounts on available-for-sale debt securities are amortized over the life of the security using the effective interest method and are recognized in Net interest income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

At each reporting date, and more frequently when conditions warrant, we evaluate our available-for-sale securities with unrealized losses to determine whether those unrealized losses are other-than-

temporary. This determination is based on consideration of several factors including: (i) the length of time and extent to which the fair value has been less than its amortized cost; (ii) the severity of the impairment; (iii) the cause of the impairment and the financial condition and near-term prospects of the issuer; and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of fair value. If our assessment indicates that the impairment in value is other-than-temporary, or we do not have the intent or ability to hold the security until its fair value recovers, the security is written down to its current fair value, and a loss is recognized in net income.

Gains and losses realized on disposal of available-for-sale securities and losses related to other-than-temporary impairment in value of available-for-sale securities are included in Non-interest income as Net gains or losses on available-for-sale securities.

Held-to-maturity securities are debt securities where we have the intention and ability to hold the investment until its maturity date. These securities are carried at amortized cost using the effective interest method. Interest income and amortization of premiums and discounts on debt securities are recorded in Net interest income. We hold a nominal amount of held-to-maturity securities in our normal course of business. All held-to-maturity securities have been included with Available-for-sale securities on our Consolidated Balance Sheets.

We assess our held-to-maturity securities for impairment using the same impairment model for loans in accordance with the CICA’s amendments to Section 3855 discussed earlier in this Note under “Significant accounting changes.” Refer to the Loans section for details.

We account for all of our securities using settlement date accounting except that changes in fair value between the trade date and settlement date are reflected in income for securities classified or designated as held-for-trading while changes in the fair value of available-for-sale securities between the trade and settlement dates are recorded in OCI.

Fair value option

A financial instrument can be designated as held-for-trading (the fair value option) on its initial recognition even if the financial instrument was not acquired or incurred principally for the purpose of selling or repurchasing it in the near term. An instrument that is classified as held-for-trading by way of this fair value option must have a reliably measurable fair value and satisfy one of the following criteria established by OSFI: (i) it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, or recognizing gains and losses on them on a different basis; (ii) it belongs to a group of financial assets or financial liabilities or both that are managed and evaluated on a fair value basis in accordance with our risk management or investment strategy, and are reported to senior management on that basis; or (iii) it is an embedded derivative in a financial or non-financial host contract and the derivative is not closely related to the host contract.

Financial instruments designated as held-for-trading using the fair value option are recorded at fair value and any gain or loss arising due to changes in fair value are included in income. These instruments cannot be reclassified out of held-for-trading category while they are held or issued.

Transaction costs

Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

Assets purchased under reverse repurchase agreements and sold under repurchase agreements

We purchase securities under agreements to resell (reverse repurchase agreements) and take possession of these securities. Reverse repurchase agreements are treated as collateralized lending transactions whereby we monitor the market value of the securities purchased and additional collateral is obtained when appropriate. We also have the right to liquidate the collateral held in the event of

82            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

counterparty default. We also sell securities under agreements to repurchase (repurchase agreements), which are treated as collateralized borrowing transactions.

Reverse repurchase agreements and repurchase agreements are carried on our Consolidated Balance Sheets at the amounts at which the securities were initially acquired or sold plus accrued interest, respectively, except when they are designated using the fair value option as held-for-trading and are recorded at fair value. Interest earned on reverse repurchase agreements is included in Interest income, and interest incurred on repurchase agreements is included in Interest expense, respectively, in our Consolidated Statements of Income. Changes in fair value for reverse repurchase agreements and repurchase agreements carried at fair value under the fair value option are included in Trading revenue in Non-interest income.

Securitizations

Our various securitization activities generally consist of the transfer of financial assets to independent special purpose entities (SPEs) or trusts that issue securities to investors. SPEs may be a VIE as defined by CICA Accounting Guideline (AcG) 15, Consolidation of Variable Interest Entities (AcG-15) or a Qualifying SPEs (QSPEs) as defined under AcG-12, Transfer of Receivables.

These transactions are accounted for as sales and the transferred assets are removed from our Consolidated Balance Sheets when we are deemed to have surrendered control over such assets and have received consideration other than beneficial interests in these transferred assets. For control to be surrendered, all of the following must occur: (i) the transferred assets must be isolated from the seller, even in bankruptcy or other receivership; (ii) the purchaser must have the legal right to sell or pledge the transferred assets or, if the purchaser is a QSPE, its investors have the right to sell or pledge their ownership interest in the entity; and (iii) the seller must not continue to control the transferred assets through an agreement to repurchase them or have a right to cause the assets to be returned. If any one of these conditions is not met, the transfer is considered to be a secured borrowing, the assets remain on our Consolidated Balance Sheets, and the proceeds are recognized as a liability.

In the case of loan securitizations, we sell loans or package mortgage-backed securities (MBS) to SPEs or trusts that issue securities to investors.

When MBS are created, we reclassify the loans at their carrying costs into MBS and retained interests on our Consolidated Balance Sheets. The retained interest largely represents the excess spread of loan interest over the MBS rate of return. The initial carrying value of the MBS and the related retained interests are determined based on their relative fair value on the date of securitization. MBS are classified as held-for-trading or available-for-sale securities, based on management’s intent. Retained interests are classified as available-for-sale or as held-for-trading using the fair value option. Both MBS and retained interests classified as available-for-sale are subject to periodic impairment review.

Gains on the sale of loans or MBS are recognized in Non-interest income and are dependent on the previous carrying amount of the loans or MBS involved in the transfer. To obtain fair values, quoted market prices are used, if available. When quotes are not available for retained interests, we generally determine fair value based on the present value of expected future cash flows using management’s best estimates of key assumptions such as payment rates, weighted average life of the pre-payable receivables, excess spread, expected credit losses and discount rates commensurate with the risks involved.

For each securitization transaction where we have retained the servicing rights, we assess whether the benefits of servicing represent adequate compensation. When the benefits of servicing are more than adequate, a servicing asset is recognized in Other – Other assets. When the benefits of servicing are not expected to be adequate, we recognize a servicing liability in Other – Other liabilities. Neither an asset nor a liability is recognized when we have received adequate compensation. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income.

In the case of bond securitizations, we purchase municipal government, government related and corporate bonds, and issue securities that are sold to third party investors. We do not retain any beneficial interest unless we purchase some of the certificates issued.

Acceptances

Acceptances are short-term negotiable instruments issued by our clients to third parties which we guarantee. The potential liability under acceptances is reported in Other – Other Liabilities on our Consolidated Balance Sheets. The recourse against our clients in the case of a call on these commitments is reported as a corresponding asset of the same amount in Other – Other Assets. Fees earned are reported in Non-interest income.

Derivatives

Derivatives are primarily used in sales and trading activities. Derivatives are also used to manage our exposures to interest rate, currency, credit and other market risks. The most frequently used derivative products are interest rate swaps, interest rate futures, forward rate agreements, interest rate options, foreign exchange forward contracts, currency swaps, foreign currency futures, foreign currency options, equity swaps and credit derivatives. All derivative instruments are recorded on our Consolidated Balance Sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. An embedded derivative is a component of a hybrid instrument that includes a non-derivative host contract, with the effect that some of the cash flows of the hybrid instrument vary in a way similar to a stand-alone derivative. When an embedded derivative is separated, the host contract is accounted for based on GAAP applicable to contract of that type without the embedded derivative. All embedded derivatives are presented on a combined basis with the host contracts although they are separated for measurement purposes.

When derivatives are used in sales and trading activities, the realized and unrealized gains and losses on derivatives are recognized in Non-interest income – Trading revenue. Derivatives with a positive fair value are reported as Derivative assets and derivatives with a negative fair value are reported as Derivative liabilities. Where we have both the legal right and intent to settle derivative assets and liabilities simultaneously with a counterparty, the net fair value of the derivative positions is reported as an asset or liability, as appropriate. Market and credit valuation adjustments, and premiums paid are also included in Derivative assets, while premiums received are shown in Derivative liabilities.

When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied, as discussed below.

To determine the fair value adjustments on RBC debt designated as held-for-trading, we calculate the present value of the instruments based on the contractual cash flows over the term of the arrangement by using RBC’s effective funding rate at the beginning and end of the period with the unrealized change in present value recorded in Net income.

Hedge accounting

We use derivatives and non-derivatives in our hedging strategies to manage our exposure to interest rate, currency, credit and other market risks. Where hedge accounting can be applied, a hedge relationship is designated and documented at inception to detail the particular risk management objective and the strategy for undertaking the hedge transaction. The documentation identifies the specific asset, liability or anticipated cash flows being hedged, the risk that is being hedged, the type of hedging instrument used and how effectiveness will be assessed. The hedging instrument must be highly effective in accomplishing the objective of offsetting either changes in the fair value or anticipated cash flows attributable to the risk being hedged both at inception and throughout the life of the hedge. Hedge accounting is discontinued prospectively when it is determined that the hedging instrument is no longer effective as a hedge, the hedging instrument is terminated or sold, or upon the sale or early termination of the hedged item. Refer to Note 7 for the fair value of the derivatives and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            83

Note 1 Significant accounting policies and estimates (continued)

Fair value hedges

In a fair value hedging relationship, the carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and recognized in Non-interest income. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which are also recognized in Non-interest income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged items are amortized to Net income over the remaining term of the original hedging relationship.

We predominantly use interest rate swaps to hedge our exposure to the changes in a fixed interest rate instrument’s fair value caused by changes in interest rates. We also use, in limited circumstances, certain cash instruments to hedge our exposure to the changes in fair value of monetary assets attributable to changes in foreign currency exchange rates.

Cash flow hedges

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative, net of taxes, is recognized in OCI while the ineffective portion is recognized in Non-interest income. When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to Net interest income during the periods when the variability in the cash flows of the hedged item affects Net interest income. Gains and losses on derivatives are reclassified immediately to Net income when the hedged item is sold or terminated early. We predominantly use interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability.

Net investment hedges

In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments, net of applicable taxes, is recognized in OCI and the ineffective portion is recognized in Non-interest income. The amounts previously recognized in AOCI are recognized in Net income when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment, or reduction in equity of the foreign operation as a result of dividend distributions. We use foreign currency-denominated liabilities and foreign exchange contracts to manage our foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the Canadian dollar.

Loans

Loans are recorded at amortized cost unless upon origination, we intend to sell them in the near future or they have been designated as held-for-trading using the fair value option. Loans recorded at amortized cost are net of an allowance for loan losses and unearned income which comprises unearned interest and unamortized loan fees. Loans designated as held-for-trading are carried at fair value.

Loans recorded at amortized cost are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. Whenever a payment is 90 days past due, loans other than credit card balances and loans guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency (collectively, Canadian government) are classified as impaired unless they are fully secured and collection efforts are reasonably expected to result in repayment of debt within 180 days of the loan becoming past due. Credit card balances are written off when a payment is 180 days in arrears. Loans guaranteed by a Canadian government are classified as impaired when the loan is contractually 365 days in arrears. When a loan is identified as impaired, the accrual of interest is discontinued and any previously accrued but unpaid interest on the loan is charged to the Provision for credit losses. Interest received on impaired loans is credited to the carrying value of the loan. If the loan is completely written off, subsequent payments are credited to the Provision for credit losses. Impaired loans are returned to performing status when all past due amounts, including interest, have been collected, loan impairment charges have been reversed, and the credit quality has improved such that timely collection of principal and interest is reasonably assured.

When an impaired loan is identified, the carrying amount of the loan is reduced to its estimated realizable amount, which is measured by discounting the expected future cash flows at the effective interest rate inherent in the loan. In subsequent periods, recoveries of amounts previously written off and any increase in the carrying value of the loan are credited to the Allowance for credit losses on our Consolidated Balance Sheets. Where a portion of a loan is written off and the remaining balance is restructured, the new loan is carried on an accrual basis when there is no longer any reasonable doubt regarding the collectability of principal or interest, and payments are not 90 days past due.

Assets acquired in respect of problem loans are recorded at their fair value less costs of disposition. Fair value is determined based on either current market value where available or discounted cash flows. Any excess of the carrying value of the loan over the recorded fair value of the assets acquired is recognized by a charge to the Provision for credit losses.

Fees that relate to activities such as originating, restructuring or renegotiating loans are deferred and recognized as Interest income over the expected term of such loans using the effective interest method. Where there is reasonable expectation that a loan will result, commitment and standby fees are also recognized as interest income over the expected term of the resulting loan using the effective interest method. Otherwise, such fees are recorded as other liabilities and amortized to non-interest income over the commitment or standby period.

Allowance for credit losses

The allowance for credit losses is maintained at levels that management considers appropriate to cover estimated identified credit related losses in the portfolio as well as losses that have been incurred, but are not yet identifiable as at the balance sheet date. The allowance relates to on-balance sheet exposures, such as loans and acceptances, and off-balance sheet items such as letters of credit, guarantees and unfunded commitments.

The allowance is increased by a charge to the provision for credit losses and decreased by the amount of write-offs, net of recoveries. The allowance for credit losses for on-balance sheet items is included as a reduction to assets, and the allowance relating to off-balance sheet items is included in Other liabilities.

The allowance is determined based on management’s identification and evaluation of problem accounts for estimated losses that exist on the remaining portfolio, and on other factors including the composition and credit quality of the portfolio, and changes in economic and business conditions. The allowance for credit losses consists of specific allowances and the general allowance.

Specific allowances

Specific allowances are recorded to recognize estimated losses on both retail and wholesale loans that have become impaired. The losses relating to wholesale borrowers, including small business loans individually managed, are estimated using management’s judgment relating to the timing of future cash flow amounts that can be reasonably expected from the borrowers, financially responsible guarantors and the realization of collateral. The amounts expected to be recovered are reduced by estimated collection costs and discounted at the effective interest rate of the obligation. The losses relating to retail portfolios, including residential mortgages, and personal and small business loans managed on a pooled basis are based on net write-off experience. For credit cards, no specific allowance is maintained as balances are written off when a payment is 180 days in arrears. Personal loans are generally written off at 150 days past due. Write-offs for other loans are generally recorded when there is no realistic prospect of full recovery.

84            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

General allowance

A general allowance is established to cover estimated credit losses incurred in the lending portfolio that have not yet been specifically identified as impaired. For heterogeneous loans (wholesale loans including small business loans individually managed), the determination of the general allowance is based on the application of estimated probability of default, gross exposure at default and loss factors, which are determined by historical loss experience and delineated by loan type and rating. For homogeneous portfolios (retail loans) including residential mortgages, credit cards, as well as personal and small business loans that are managed on a pooled basis, the determination of the general allowance is based on the application of historical loss rates. In determining the general allowance level, management also considers the current portfolio credit quality trends, business and economic conditions, the impact of policy and process changes, and other supporting factors.

Guarantees

In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to AcG-14, Disclosure of Guarantees. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires us to make payments (in cash, other assets, our own shares or provision of services) to a third party based on: (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of another third party to pay its indebtedness when due. Liabilities are recognized on our Consolidated Balance Sheets at the inception of a guarantee for the fair value of the obligation undertaken in issuing the guarantee. No subsequent remeasurement at fair value is required unless the financial guarantee qualifies as a derivative. If the financial guarantee meets the definition of a derivative, it is remeasured at fair value at each balance sheet date and reported as a derivative in Other assets or Other liabilities as appropriate.

Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Insurance

Premiums from long-duration contracts, primarily life insurance, are recognized when due in Non-interest income—Insurance premiums, investment and fee income. Premiums from short-duration contracts, primarily property and casualty, and fees for administrative services are recognized in Insurance premiums, investment and fee income over the related contract period. Unearned premiums of the short-duration contracts, representing the unexpired portion of premiums, are reported in Other liabilities. Investments made by our insurance operations are classified as available-for-sale or loans and receivables, except for investments supporting the policy benefit liabilities on life and health insurance contracts and a portion of property and casualty contracts. These are designated as held-for-trading under the fair value option with changes in fair value reported in Insurance premiums, investment and fee income.

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method (CALM), which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses, and provisions for adverse deviation. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Liabilities for life and property and casualty insurance are included in Insurance claims and policy benefit liabilities. Changes in Insurance claims and policy benefit liabilities are included in the Insurance policyholder benefits, claims and acquisition expense in our Consolidated Statements of Income in the period in which the estimates changed.

Reinsurance recoverables related to property and casualty insurance business, which are included in Other assets, include amounts related to paid benefits and unpaid claims. Reinsurance recoverables related to our life insurance business are included in Insurance claims and policy benefit liabilities to offset the related liabilities.

Acquisition costs for new insurance business consist of commissions, premium taxes, certain underwriting costs and other costs that vary with the acquisition of new business. Deferred acquisition costs for life insurance products are implicitly recognized in Insurance claims and policy benefit liabilities by CALM. For property and casualty insurance, these costs are classified as Other assets and amortized over the policy term.

Segregated funds are lines of business in which we issue a contract where the benefit amount is directly linked to the market value of the investments held in the underlying fund. The contractual arrangement is such that the underlying assets are registered in our name but the segregated fund policyholders bear the risk and rewards of the fund’s investment performance. We provide minimum death benefit and maturity value guarantees on segregated funds. The liability associated with these minimum guarantees is recorded in Insurance claims and policy benefit liabilities. Segregated funds are not included in our Consolidated Financial Statements. We derive only fee income from segregated funds, which is reflected in Insurance premiums, investment and fee income. Fee income includes management fees, mortality, policy, administration and surrender charges.

Pensions and other post-employment benefits and stock-based compensation

Pensions and other post-employment benefits

We offer a number of benefit plans, which provide pension and other benefits to eligible employees (as described in Note 20). These plans include registered defined benefit pension plans, supplemental pension plans, defined contribution plans and health, dental, disability and life insurance plans.

Investments held by the pension funds primarily comprise equity and fixed income securities. Pension fund assets are valued at fair value. For the principal defined benefit plans, the expected return on plan assets, which is reflected in the pension benefit expense, is calculated using a market-related value approach. Under this approach, assets are valued at an adjusted market value, whereby realized and unrealized capital gains and losses are amortized over 3 years on a straight-line basis. For the majority of the non-principal and supplemental defined benefit pension plans, the expected return on plan assets is calculated based on fair value of assets.

Actuarial valuations for the defined benefit plans are performed on a regular basis to determine the present value of the accrued pension and other post-employment benefits, based on projections of employees’ compensation levels to the time of retirement and the costs of health, dental, disability and life insurance, respectively.

Our defined benefit pension expense, which is included in Non-interest expense – Human resources, consists of the cost of employee pension benefits for the current year’s service, interest cost on the liabilities, expected investment return on the market-related value or market value of plan assets and the amortization of prior service costs, net actuarial gains or losses and transitional assets or obligations. For some of our defined benefit plans, including the principal defined benefit plans, actuarial gains or losses are determined each year and amortized over the expected average remaining service life of employee groups covered by the plans. For the remaining defined benefit plans, net actuarial gains or losses in excess of 10% of the greater of the plan assets or the benefit obligation at the beginning of the year are amortized over the expected average remaining service life of employee groups covered by the plan.

Gains and losses on settlements of defined benefit plans are recognized in Non-interest expense – Human Resources when settlement occurs. Curtailment gains and losses are recognized in the period when the curtailment becomes probable and the impact can be reasonably estimated.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            85

Note 1 Significant accounting policies and estimates (continued)

The cumulative excess of pension fund contributions over the amounts recorded as expenses is reported as a Prepaid pension benefit cost in Other assets. The cumulative excess of expense over fund contributions is reported as Accrued pension and other post-employment benefit expense in Other liabilities.

Our defined contribution plan expense is included in Non-interest expense – Human resources for services rendered by employees during the period.

Stock-based compensation

We offer stock-based compensation plans to certain key employees and to our non-employee directors as described in Note 21.

We use the fair value method to account for stock options granted to employees whereby compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to common shares. Stock appreciation rights (SARs) obligations that are fully vested give rise to compensation expense as a result of changes in the market price of our common shares. These expenses, net of related hedges, are recorded as Non-interest expense – Human resources in our Consolidated Statements of Income with a corresponding increase in Other liabilities on our Consolidated Balance Sheets.

Our other compensation plans include performance deferred share plans and deferred share unit plans for key employees (the Plans). The deferred share plans are settled in our common shares or cash and the deferred share unit plans are settled in cash. The obligations for the Plans are accrued over their vesting period. For share-settled awards, our accrued obligations are based on the market price of our common shares at the date of grant. For cash-settled awards, our accrued obligations are periodically adjusted for fluctuations in the market price of our common shares and dividends accrued. Changes in our obligations under the Plans, net of related hedges, are recorded as Non-interest expense – Human resources in our Consolidated Statements of Income with a corresponding increase in Other liabilities or Contributed surplus on our Consolidated Balance Sheets.

The compensation cost attributable to options and awards, granted to employees who are eligible to retire or will become eligible to retire during the vesting period, is recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date and the date the employee becomes eligible to retire.

Our contributions to the employee savings and share ownership plans are expensed as incurred.

Income taxes

We use the asset and liability method whereby income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for accounting purposes compared with tax purposes. A future income tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect when the underlying items of income and expense are expected to be realized, except for earnings related to our foreign operations where repatriation of such amounts is not contemplated in the foreseeable future. Income taxes reported on our Consolidated Statements of Income include the current and future portions of the expense. Income taxes applicable to items charged or credited to Shareholders’ equity are netted with such items. Changes in future income taxes related to a change in tax rates are recognized in the period when the tax rate change is substantively enacted. Our Consolidated Statements of Income include items that are non-taxable or non-deductible for income tax purposes and, accordingly, cause the income tax provision to be different from what it would be if based on statutory rates.

Net future income taxes accumulated as a result of temporary differences and tax loss carryforwards are included in Other assets. On a quarterly basis, we review our future tax assets to determine whether it is more likely than not that the benefits associated with these assets will be realized; this review involves evaluating both positive and negative evidence. A valuation allowance is established to reduce future income tax assets to the amount that we believe is more likely than not to be realized. We review both positive and negative evidence in assessing whether future income tax assets are more likely than not to be realized.

Business combinations, goodwill and other intangibles

All business combinations are accounted for using the purchase method. Identifiable intangible assets are recognized separately from Goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the business acquired over the fair value of the net identifiable assets acquired, and is assigned to reporting units of a business segment. A reporting unit comprises business operations with similar economic characteristics and strategies, and is defined by GAAP as the level of reporting at which goodwill is tested for impairment and is either a business segment or one level below. Upon disposal of a portion of a reporting unit, goodwill is allocated to the disposed portion based on the fair value of that portion relative to the total reporting unit. The goodwill allocated to the portion of the reporting unit to be retained is tested for impairment.

Goodwill is evaluated for impairment annually as at August 1 or more often if events or circumstances indicate there may be an impairment. We test our goodwill by first determining the fair value of each reporting unit and comparing it to its carrying value, including the allocated goodwill. If the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill must be determined and compared to its carrying value. The fair value of the goodwill is imputed by determining the fair value of assets and liabilities of the reporting unit. Goodwill impairment is measured as the excess of the carrying amount of the reporting unit’s allocated goodwill over the implied fair value of the goodwill, and is charged to Income in the period in which the impairment is identified. Subsequent reversals of impairment are prohibited.

The fair value of each reporting unit is determined primarily using an earnings-based approach which incorporates each reporting unit’s internal forecasts of revenue and expenses. Estimates and assumptions of discount rates, growth rates, and terminal growth rates are incorporated in this approach. Changes to these estimates or assumptions could have an impact on the determination of the fair value of our reporting units and thus, the results of the impairment test. In addition to the earnings-based approach, where possible, we use a market-based approach to estimate the fair value of each reporting unit based on actual market events and comparable companies.

Other intangibles with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years, and are also tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to recover its carrying amount.

Other

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars at historical rates. Income and expenses denominated in foreign currencies are translated at average rates of exchange for the year.

Assets and liabilities of our self-sustaining operations with functional currencies other than the Canadian dollar are translated into Canadian dollars at rates prevailing at the balance sheet date, and income and expenses of these foreign operations are translated at average rates of exchange for the year.

Unrealized gains or losses arising as a result of the translation of our foreign self-sustaining operations along with the effective portion of related hedges are reported as a component of OCI on an after-tax basis. Upon disposal or dilution of our interest in such investments, an appropriate portion of the accumulated net translation gains or losses is included in Non-interest income.

86            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Other foreign currency translation gains and losses are included in Non-interest income.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is recorded principally on a straight-line basis over the estimated useful lives of the assets, which are 25 to 50 years for buildings, 3 to 10 years for computer equipment, and 7 to 10 years for furniture, fixtures and other equipment. The amortization period for leasehold improvements is the lesser of the useful life of the leasehold improvements or the lease term plus the first renewal period, if reasonably assured of renewal, up to a maximum of 10 years. Gains and losses on disposal are recorded in Non-interest income.

Future accounting changes

Business Combinations, Consolidated Financial Statements, and Non-controlling Interests

In January 2009, the CICA issued three new accounting standards: Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests. Section 1582 provides clarification as to what an acquirer must measure when it obtains control of a business, the basis of valuation and the date at which the valuation should be determined. Acquisition-related costs must be accounted for as expenses in the periods they are incurred, except for costs incurred to issue debt or share capital. This new standard will be applicable for acquisitions we complete on or after November 1, 2011 although adoption in 2010 is permitted to facilitate the transition to IFRS in 2011.

Section 1601 establishes standards for preparing consolidated financial statements after the acquisition date; Section 1602 establishes standards for the accounting and presentation of non-controlling interest. These new standards must be adopted concurrently with Section 1582.

Embedded Prepayment Option – Amendments to: Financial Instruments – Recognition and Measurement, Section 3855.

In June 2009, the CICA provided clarification to Section 3855 with respect to the accounting for embedded prepayment option. An embedded prepayment option in an interest-only or principal-only strip is closely related to the host contract, provided the host contract initially resulted from separating the right to receive contractual cash flows of a financial instrument, that, in and of itself, did not contain an embedded derivative; and does not contain any terms not present in the original host debt contract. This new standard will be applicable to us on November 1, 2011 although adoption in 2010 is permitted to facilitate the transition to IFRS in 2011. We are currently assessing the impact of adopting this amendment on our consolidated financial position and results of operations.

International Financial Reporting Standards

The CICA has announced that Canadian GAAP for publicly accountable enterprises companies will be replaced with IFRS over a transition period expected to end in 2011. We will begin reporting our financial statements in accordance with IFRS on November 1, 2011.

Note 2 Fair value of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. Fair values of identical instruments traded in active markets are determined by reference to last quoted prices, in the most advantageous active market for that instrument. In the absence of an active market, we determine fair values based on quoted prices for instruments with similar characteristics and risk profiles. Fair values of financial instruments determined using valuation models require the use of inputs. In determining those inputs, we look primarily to external, readily observable market inputs, when available, including factors such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. In some circumstances, we use input parameters that are not based on observable market data. In these cases, we may adjust model values to reflect the valuation uncertainty (model and parameter valuation adjustments) in order to determine what the fair value would be based on the assumptions that market participants would use in pricing the financial instrument. These adjustments are made in order to determine the fair value of the instruments.

For some securities, we may record valuation adjustments for liquidity for financial instruments that are not quoted in an active market when we believe that the amount realized on sale may be less than the estimated fair value due to insufficient liquidity in the market over a short period of time. We also include valuation adjustments calculated when market prices are not observable due to insufficient trading volume or a lack of recent trades in a less active or inactive market.

We make valuation adjustments for the credit risk of our derivative portfolios in order to arrive at their fair values. These adjustments take into account the creditworthiness of our counterparties, the current and potential future mark-to-market of the transactions, and the effects of credit mitigants such as master netting agreements and collateral agreements. Credit valuation adjustments are frequently updated due to the changes in derivative values and counterparty performance risk. Changes to credit valuation adjustments are recorded in current period income.

We have documented our internal policies that detail our processes for determining fair value, including the methodologies used in establishing our valuation adjustments. These methodologies are consistently applied and periodically reviewed by Group Risk Management.

Trading and available-for-sale securities and derivative-related assets represent 92% of the total fair-value assets, and deposits designated as held-for-trading and derivative-related liabilities represent 69% of the total fair-value liabilities.

The majority of our financial instruments classified as held-for-trading (other than derivatives) and as available-for-sale comprise actively traded debt and equity securities and are carried at fair value based on available quoted prices.

All of our derivatives transactions are accounted for on a fair value basis. Fair values of exchange-traded derivatives are based on last exchange prices. Over-the-counter derivatives are valued using either industry standard or internally developed valuation models. Valuation model inputs are either observable or unobservable.

Observable inputs of the financial instruments include G7 interest-rate-yield curves, currency rates and volatility of certain prices or rates. Unobservable inputs consist of non-G7 interest-rate-yield curves, prepayment speeds, credit speads, probability of defaults, recovery rates, equity volatility and correlations of probability of defaults, market reference interest rates or baskets of common stock.

Valuation methods and assumptions used in measuring fair values of deposits designated as held-for-trading are described in the Carrying value and fair value of selected financial instruments section below.

Deferred unrealized gains or losses at inception

An unrealized gain or loss at inception for financial instruments is the difference between the transaction price and its fair value on the trade date. Unrealized gains or losses at inception are recognized in Net income only if the fair value of the instrument is: (i) evidenced by a quoted market price in an active market or observable current market transactions that are substantially the same; (ii) based on a valuation technique that uses all significant observable market inputs; or (iii) the risks associated with the derivative contract are fully offset by another contract(s) with a third party(ies). For financial instruments where the fair value is not evidenced by the above-mentioned criteria or the risks associated with the original contract are not fully transferred to a third party, the unrealized gain or loss at

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            87

Note 2 Fair value of financial instruments (continued)

inception is deferred and is include in Other-Derivatives. The deferred gain or loss is recognized only when: (i) unobservable market inputs become observable to support the fair value of the transaction; (ii) the risks associated with the original contract are substantially offset by another contract(s) with a third party(ies); (iii) the gain or loss is realized through receipt or payment of cash; or (iv) the transaction is terminated early or on maturity.

Deferred unrealized gains at inception primarily arise in equity structured notes, structured credit and interest rate derivatives, and stable value contracts on bank-owned life insurance policies and 401(k) plans.

The following table summarizes changes in the aggregate amount of deferred unrealized gains at inception for our financial instruments.

	2009	2008
Deferred unrealized gains not yet recognized in net income, as at the beginning of the year	$198	$186
Less: Adjustments (1)	(130)	$–
Adjusted balance, as at beginning of the year	$68	$186
Add: Deferred unrealized gains arising during the year	(5)	24
Less: Deferred gains reclassified to net income during the year	17	12
Deferred unrealized gains, as at end of the year	$46	$198

(1)	During 2009, we revised the valuation model that we use to fair value the stable value contracts on bank-owned life insurance policies and 401(k) plans, as a result of newly available data and information. The new valuation model eliminates the requirement for deferred unrealized gains or losses at inception on these instruments which is reflected in the table above.

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments.

	2009
	Carrying value and fair value of			Carrying value	Fair value
	Financial instruments required to be classified as held-for- trading	Financial instruments designated as held-for- trading	Available- for-sale instruments measured at fair value	Loans and receivables and non- trading liabilities	Loans and receivables and non- trading liabilities	Available- for-sale instruments measured at cost (1)	Total carrying amount	Total fair value
Financial assets
Securities
Trading (2)	$127,394	$12,668	$–	$–	$–	$–	$140,062	$140,062
Available-for-sale (2)	–	–	44,850	–	–	1,360	46,210	46,210
Total securities	$127,394	$12,668	$44,850	$–	$–	$1,360	$186,272	$186,272
Assets purchased under reverse repurchase agreements and securities borrowed	$–	$18,911	$–	$22,669	$22,669	$–	$41,580	$41,580
Loans
Retail	$–	$–	$–	$203,856	$201,166	$–	$203,856	$201,166
Wholesale (2)	–	2,818	–	74,289	69,712	–	77,107	72,530
Total loans	$–	$2,818	$–	$278,145	$270,878	$–	$280,963	$273,696
Other
Derivatives	$92,173	$–	$–	$–	$–	$–	$92,173	$92,173
Other assets	–	244	–	18,590	18,590	–	18,834	18,834
Financial liabilities
Deposits
Personal	$–	$2,605	$–	$149,723	$151,051	$–	$152,328	$153,656
Business and government (3)	–	40,335	–	180,437	180,354	–	220,772	220,689
Bank (4)	–	10,880	–	14,324	14,324	–	25,204	25,204
Total deposits	$–	$53,820	$–	$344,484	$345,729	$–	$398,304	$399,549
Other
Obligations related to securities sold short	$41,359	$–	$–	$–	$–	$–	$41,359	$41,359
Obligations related to assets sold under repurchase agreements and securities loaned	–	21,628	–	13,522	13,522	–	35,150	35,150
Derivatives (5)	84,390	–	–	–	–	–	84,390	84,390
Other liabilities	–	240	–	33,757	33,757	–	33,997	33,997
Subordinated debentures	–	110	–	6,351	6,262	–	6,461	6,372
Trust capital securities	–	–	–	1,395	1,482	–	1,395	1,482

(1)	Includes the nominal value of our held-to-maturity investments which are carried at amortized cost.
(2)	As explained in Note 1, as of November 1, 2008, we have reclassified certain securities from held-for-trading and available-for-sale to loans in accordance with the CICA’s amendments to Sections 3855. In addition, loans intended to be sold in the near future upon origination were reclassified from Loans to Trading.
(3)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(4)	Bank refers to regulated banks.
(5)	Includes stable value contracts on $257 million of bank-owned life insurance policies and $3 million of 401(k) plans.

88            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

	2008
	Carrying value and fair value of			Carrying value	Fair value
	Financial instruments required to be classified as held-for- trading	Financial instruments designated as held-for- trading	Available- for-sale instruments measured at fair value	Loans and receivables and non- trading liabilities	Loans and receivables and non- trading liabilities	Available- for-sale instruments measured at cost (1)	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$104,414	$18,094	$–	$–	$–	$–	$122,508	$122,508
Available-for-sale (2)	–	–	47,039	–	–	1,587	48,626	48,626
Total securities	$104,414	$18,094	$47,039	$–	$–	$1,587	$171,134	$171,134
Assets purchased under reverse repurchase agreements and securities borrowed	$–	$15,607	$–	$29,211	$29,211	$–	$44,818	$44,818
Loans
Retail	$–	$–	$–	$194,448	$198,127	$–	$194,448	$198,127
Wholesale	–	7,137	–	87,955	88,615	–	95,092	95,752
Total loans	$–	$7,137	$–	$282,403	$286,742	$–	$289,540	$293,879
Other
Derivatives (3)	$136,134	$–	$–	$–	$–	$–	$136,134	$136,134
Other assets	–	136	–	30,903	30,903	–	31,039	31,039
Financial liabilities
Deposits
Personal	$–	$2,678	$–	$136,358	$137,181	$–	$139,036	$139,859
Business and government (4)	–	67,462	–	202,532	202,564	–	269,994	270,026
Bank (5)	–	7,268	–	22,277	22,277	–	29,545	29,545
Total deposits	$–	$77,408	$–	$361,167	$362,022	$–	$438,575	$439,430
Other
Obligations related to securities sold short	$27,507	$–	$–	$–	$–	$–	$27,507	$27,507
Obligations related to assets sold under repurchase agreements and securities loaned	–	17,870	–	14,183	14,183	–	32,053	32,053
Derivatives	128,705	–	–	–	–	–	128,705	128,705
Other liabilities	–	–	–	42,271	42,458	–	42,271	42,458
Subordinated debentures	–	81	–	8,050	7,605	–	8,131	7,686
Trust capital securities	–	–	–	1,400	1,448	–	1,400	1,448

(1)	Includes the nominal value of our held-to-maturity investments which are carried at amortized cost.
(2)	Loan substitutes are classified as available-for-sale securities. Also includes the securities reclassified from trading to available-for-sale on August 1, 2008. Refer to Note 3.
(3)	Includes stable value contracts on $2 million of bank-owned life insurance policies and $1 million of 401 (k) plans.
(4)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(5)	Bank refers to regulated banks.

The following tables present information on loans and receivables designated as held-for-trading using the fair value option, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets. We measure the change in the fair value of loans and receivables designated as held-for-trading due to changes in credit risk as the difference between the total change in the fair value of the instrument during the period and the change in fair value calculated using the appropriate risk-free yield curves.

	2009
Loans and receivables designated as held–for–trading	Carrying amount of loans and receivables designated as held-for- trading	Maximum exposure to credit risk	Change in fair value since November 1, 2008 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2008	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$2,773	$2,773	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	18,911	18,911	–	–	–	–	–
Loans – Wholesale	2,818	2,818	27	(75)	428	(52)	10
Total	$24,502	$24,502	$27	$(75)	$428	$(52)	$10

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            89

Note 2 Fair value of financial instruments (continued)

	2008
Loans and receivables designated as held-for-trading	Carrying amount of loans and receivables designated as held-for- trading	Maximum exposure to credit risk	Change in fair value since November 1, 2007 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2007	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$11,211	$11,211	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	15,607	15,607	–	–	–	–	–
Loans – Wholesale	7,137	7,137	(201)	(248)	817	40	48
Total	$33,955	$33,955	$(201)	$(248)	$817	$40	$48

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

The following tables present the changes in the fair value of our financial liabilities designated as held-for-trading using the fair value option as well as their contractual maturity and carrying amounts. The carrying values (fair values) of these liabilities are based on present value of the instruments’ contractual cash flows discounted at the appropriate market interest rates. Appropriate markets rates comprised observable benchmark interest rates and our credit spreads which are either observable or unobservable. In order to determine the changes in fair value attributable to changes in our credit spreads as presented in the table below, we first calculate the difference in present values of the instrument's contractual cash flows by including and excluding our credit spreads in the discount rate as at the beginning of the year. We then re-perform the same calculations using the end-of-the-year rates. The difference between those values represents the changes in fair value attributable to changes in our credit spreads.

	2009
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2008 attributable to changes in RBC credit spreads	Cumulative change in fair value attributable to changes in RBC credit spreads (1)
Term deposits
Personal	$2,605	$2,605	$–	$40	$(6)
Business and government (2)	40,167	40,335	168	507	(57)
Bank (3)	10,880	10,880	–	3	(1)
Total term deposits	$53,652	$53,820	$168	$550	$(64)
Obligations related to assets sold under repurchase agreements and securities loaned	21,626	21,628	2	–	–
Subordinated debentures	120	110	(10)	36	(12)
Other liabilities	240	240	–	–	–
Total	$75,638	$75,798	$160	$586	$(76)

(1)	The cumulative change attributable to changes in our credit spreads is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

	2008
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2007 attributable to changes in RBC credit spreads	Cumulative change in fair value attributable to changes in RBC credit spreads (1)
Term deposits
Personal	$2,724	$2,678	$(46)	$(40)	$(46)
Business and government (2)	67,541	67,462	(79)	(449)	(524)
Bank (3)	7,265	7,268	3	(3)	(4)
Total term deposits	$77,530	$77,408	$(122)	$(492)	$(574)
Obligations related to assets sold under repurchase agreements and securities loaned	17,877	17,870	(7)	–	–
Subordinated debentures	122	81	(41)	(41)	(48)
Total	$95,529	$95,359	$(170)	$(533)	$(622)

(1)	The cumulative change attributable to changes in our credit spreads is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

90            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Fair value of assets and liabilities classified using the fair value hierarchy

The following table presents the financial instruments measured at fair value classified by the fair value hierarchy set out in Section 3862 as described in Note 1:

	As at October 31, 2009
	Fair value measurements using (1)			Netting adjustments (2)	Assets/ liabilities at fair value
	Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$2,773	$–	$–	$2,773
Securities
Trading
Canadian government debt (3)
Federal	–	25,269	5	–	25,274
Provincial and municipal	–	5,073	54	–	5,127
U.S. state, municipal and agencies debt (3)	–	13,289	9	–	13,298
Other OECD government debt (4)	–	8,033	–	–	8,033
Mortgage-backed securities (3)	–	20	1,052	–	1,072
Asset-backed securities
CDOs (5)	–	–	3,074	–	3,074
Non-CDO securities	–	211	321	–	532
Corporate debt and other debt	–	46,015	303	–	46,318
Equities	34,313	119	2,902	–	37,334
	$34,313	$98,029	$7,720	$–	$140,062
Available-for-sale (6)
Canadian government debt (3)
Federal	–	12,161	–	–	12,161
Provincial and municipal	237	897	–	–	1,134
U.S. state, municipal and agencies debt (3)	–	3,435	2,358	–	5,793
Other OECD government debt (4)	908	2,622	–	–	3,530
Mortgage-backed securities (3)	–	4	1,848	–	1,852
Asset-backed securities
CDOs	–	–	222	–	222
Non-CDO securities	–	3,050	1,155	–	4,205
Corporate debt and other debt	177	10,802	3,580	–	14,559
Equities	537	147	560	–	1,244
Loan substitute securities	–	150	–	–	150
	$1,859	$33,268	$9,723	$–	$44,850
Assets purchased under reverse repurchase agreements and securities borrowed	–	18,911	–	–	18,911
Loans	–	2,441	377	–	2,818
Other
Derivatives	3,413	83,739	5,289	(268)	92,173
Other assets	244	–	–	–	244
	$39,829	$239,161	$23,109	$(268)	$301,831
Financial Liabilities
Deposits
Personal	$–	$–	$2,605	$–	$2,605
Business and government	–	35,994	4,341	–	40,335
Bank	–	10,880	–	–	10,880
Other
Obligations related to securities sold short	14,006	27,203	150	–	41,359
Obligations related to assets sold under repurchase agreements and securities loaned	–	21,628	–	–	21,628
Derivatives	1,368	77,824	5,466	(268)	84,390
Other liabilities	–	–	240	–	240
Subordinated debentures	–	–	110	–	110
	$15,374	$173,529	$12,912	$(268)	$201,547

(1)	There were no significant transfers between Levels 1 and 2.
(2)	The netting adjustments represent the impact of offsetting derivative credit exposures on contracts where we have both a legally enforceable master netting agreement in place and we intend to settle the contracts on either a net basis or simultaneously. Hence, some of the derivative related assets and liabilities are reported on a net basis.
(3)	As at October 31, 2009, residential and commercial MBS included in Trading securities were $12,414 million and $185 million, respectively, and in Available-for-sale securities, $8,454 million and $213 million, respectively.
(4)	OECD stands for Organisation for Economic Corporation and Development.
(5)	CDOs stand for Collateralized Debt Obligations.
(6)	Excludes $1,360 million of Availabe-for-sale securities that are carried at cost.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            91

Note 2 Fair value of financial instruments (continued)

Changes in fair value measurement for instruments categorized in Level 3

The following table presents the changes in fair value measurements for instruments included in Level 3 of the fair value hierarchy set out in Section 3862 as described in Note 1:

	2009
	Fair value November 1, 2008	Total realized/ unrealized gains (losses) included in earnings (1)	Total unrealized gains (losses) included in other comprehensive income (2)	Purchases of asset/ issuances of liabilities	Sales of assets/ settlements of liabilities and others (3)	Transfers into Level 3 (1)	Transfers out of Level 3 (1)	Fair value October 31, 2009	Changes in unrealized gains (losses) included earnings for assets and liabilities for the year ended October 31, 2009 for positions still held
Assets

Securities
Trading
Canadian government debt (4)
Federal	$–	$–	$–	$5	$–	$–	$–	$5	$–
Provincial and municipal	–	(13)	–	2	16	51	(2)	54	–
U.S. state, municipal and agencies debt (4)	206	4	(3)	42	3	–	(243)	9	(2)
Other OECD government debt	150	9	7	22	(110)	–	(78)	–	–
Mortgage-backed securities (4)	1,531	110	(191)	2,788	(1,645)	101	(1,642)	1,052	117
Asset-backed securities
CDOs	4,208	256	(308)	337	(1,403)	85	(101)	3,074	153
Non-CDO securities	605	(12)	(4)	3,628	(3,780)	168	(284)	321	–
Corporate debt and other debt	1,482	(150)	(63)	1,384	(2,000)	831	(1,181)	303	(9)
Equities	10,315	(301)	(354)	32	(7,068)	289	(11)	2,902	(256)
	$18,497	$(97)	$(916)	$8,240	$(15,987)	$1,525	$(3,542)	$7,720	$3
Available-for-sale
U.S. state, municipal and agencies debt (4)	$2,522	$(16)	$(215)	$1,104	$(1,035)	$797	$(799)	$2,358	–
Other OECD government debt	402	–	9	–	(411)	–	–	–	–
Mortgage-backed securities (4)	2,646	(183)	(1)	69	(895)	212	–	1,848	–
Asset-backed securities
CDOs	256	(20)	43	–	(57)	–	–	222	–
Non-CDO securities	1,568	–	(102)	725	(1,045)	9	–	1,155	–
Corporate debt and other debt	3,783	(136)	(306)	569	(343)	44	(31)	3,580	–
Equities	78	–	(67)	626	(60)	1	(18)	560	–
	$11,255	$(355)	$(639)	$3,093	$(3,846)	$1,063	$(848)	$9,723	$–
Loans – Wholesale	$651	$(202)	$(45)	$26	$(53)	$–	$–	$377	$18
Other
Derivatives, net of derivative related liabilities (5)	(1,010)	(52)	(32)	4,275	(3,562)	164	40	(177)	1,159
	$29,393	$(706)	$(1,632)	$15,634	$(23,448)	$2,752	$(4,350)	$17,643	$1,180
Liabilities

Deposits
Personal	$(2,656)	$(355)	$(42)	$(1,511)	$1,695	$–	$264	$(2,605)	$(157)
Business and government	(12,214)	1,120	591	18	3,346	(703)	3,501	(4,341)	(1,073)
Other
Obligations related to securities sold short	(22)	12	(6)	459	(917)	(98)	422	(150)	23
Other liabilities	–	–	–	–	–	(240)	–	(240)	–
Subordinated debentures	(81)	(31)	2	–	–	–	–	(110)	(31)
	$(14,973)	$746	$545	$(1,034)	$4,124	$(1,041)	$4,187	$(7,446)	$(1,238)

(1)	Transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the "Total realized/unrealized gains/(losses) included in earnings" column of the reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the said column of the reconciliation. During the year ended October 31, 2009, we transferred approximately $1.6 billion of MBS and approximately $1.2 billion of corporate debt and other debt out of Level 3 due to the reclassification of certain Agency residential MBS and the improved price transparency, respectively. A further $3.5 billion of business and government deposits were transferred out of Level 3 due to the decline of credit spreads and the improved observability of credit spreads.
(2)	Includes the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains or (losses) on Available-for-sale securities were $398 million for the year ended October 31, 2009, excluding the translation gains or losses.
(3)	Other includes amortization of premiums or discounts recognized in net income.
(4)	As at October 31, 2009, residential and commercial MBS included in Trading securities were $12,414 million and $185 million, respectively, and in Available-for-sale securities were $8,454 million and $213 million, respectively.
(5)	Net derivatives as at October 31, 2009 included derivative assets of $5,289 million and derivative liabilities of $5,466 million.

92            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Level 3 financial instruments include hedge fund investments with certain redemption restrictions, certain structured debt securities (asset-backed securities, auction-rate securities and U.S. Non-agency MBS), non-OECD government and corporate debt with long-dated maturities and significant unobservable spreads, derivatives referenced to the performance of certain CDOs, commodity swaps, credit default swaps, equity derivatives and structured notes.

Fair values of certain Level 3 instruments are based on broker quotes, pricing services, fund managers’ information, and unobservable credit spreads and therefore, no other reasonably possible alternative assumptions could be applied to the valuations. In addition, some of the instruments are fully hedged and any changes in fair values of the instruments due to the use of other reasonably possible alternative assumptions would have equal and offsetting valuation effects on the hedges. For the significant instruments that other reasonably possible alternative assumptions are available to the valuation models, we used these assumptions to recalculate the fair values of the instruments, resulting in an increase in total Level 3 fair value by $103 million and a decrease of total Level 3 fair value of $216 million.

Note 3 Securities (1)

The following table presents the financial instruments we held at the end of the period, measured at carrying value:

	Term to maturity (2)
	Within 3 months	3 months to 1 year	1 to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	2009 Total	2008 Total	2007 Total
Trading account
Canadian government debt	$1,749	$4,863	$15,484	$5,023	$3,282	$–	$30,401	$20,911	$15,207
U.S. government debt	1,736	1,030	2,746	1,341	6,445	–	13,298	8,728	6,603
Other OECD government debt (3)	224	860	3,460	1,898	1,591	–	8,033	2,488	4,236
Mortgage-backed securities (4)	36	26	379	232	637	–	1,310	2,476	4,408
Asset-backed securities (4)	73	161	1,878	623	259	–	2,994	4,551	9,387
Corporate debt and other debt (4)
Bankers’ acceptances	390	38	–	–	–	–	428	13	374
Certificates of deposit	349	1,047	403	27	40	–	1,866	2,174	4,712
Other (5)	3,371	7,877	19,776	5,251	7,652	471	44,398	39,063	42,438
Equities	–	–	–	–	–	37,334	37,334	42,104	60,120

	7,928	15,902	44,126	14,395	19,906	37,805	140,062	122,508	147,485
Available-for-sale securities (1)
Canadian government debt
Federal
Amortized cost	45	4	11,493	209	13	–	11,764	13,123	7,742
Fair value	46	4	11,883	216	12	–	12,161	13,544	7,769
Yield (6)	5.5%	1.0%	3.3%	3.9%	5.7%	–	3.3%	3.6%	4.5%
Provincial and municipal
Amortized cost	1	242	832	19	10	–	1,104	674	279
Fair value	1	242	862	19	10	–	1,134	678	278
Yield (6)	1.7%	1.1%	4.3%	5.1%	4.5%	–	3.7%	4.8%	4.2%
U.S. state, municipal and agencies debt
Amortized cost	545	869	452	359	3,556	–	5,781	9,230	4,407
Fair value	546	870	472	374	3,531	–	5,793	8,890	4,370
Yield (6)	.2%	1.7%	5.1%	4.4%	2.4%	–	2.4%	3.8%	4.2%
Other OECD government debt (3)
Amortized cost	1,579	1,365	467	102	–	–	3,513	1,267	819
Fair value	1,580	1,369	477	104	–	–	3,530	1,270	818
Yield (6)	.9%	1.4%	3.7%	4.5%	–	–	1.6%	1.5%	1.4%
Mortgage-backed securities (5)
Amortized cost	–	–	56	54	1,947	–	2,057	4,278	3,143
Fair value	–	–	55	55	1,742	–	1,852	3,548	3,096
Yield (6)	–	–	2.2%	4.9%	4.7%	–	4.6%	5.6%	6.3%
Asset-backed securities
Amortized cost	133	644	885	948	1,906	–	4,516	5,192	1,179
Fair value	126	662	909	945	1,785	–	4,427	4,796	1,114
Yield (6)	.7%	4.0%	2.5%	1.0%	1.3%	–	1.9%	4.5%	5.9%
Corporate debt and other debt (5)
Amortized cost	5,073	3,128	3,163	1,061	1,914	227	14,566	13,102	9,850
Fair value	5,101	3,161	3,343	1,046	1,717	191	14,559	12,785	9,794
Yield (6)	2.3%	2.0%	2.9%	4.0%	2.7%	2.2%	2.5%	5.5%	4.8%
Equities (7)
Cost	–	–	–	–	–	2,437	2,437	3,057	2,715
Fair value	–	–	–	–	–	2,412	2,412	2,683	2,874
Loan substitute
Cost	–	–	–	–	–	256	256	256	656
Fair value	–	–	–	–	–	186	186	227	652
Yield (6)	–	–	–	–	–	3.7%	3.7%	5.6%	5.1%
Amortized cost	7,376	6,252	17,348	2,752	9,346	2,920	45,994	50,179	30,790
Fair value	7,400	6,308	18,001	2,759	8,797	2,789	46,054	48,421	30,765
Held-to-maturity securities (1)
Amortized cost	82	2	41	14	17	–	156	205	5
Fair value	82	2	41	14	17	–	156	205	5
Total carrying value of securities (1)	$15,410	$22,212	$62,168	$17,168	$28,720	$40,594	$186,272	$171,134	$178,255

(1)	Available-for-sale securities, including loan substitutes, are carried at fair value and held-to-maturity securities are carried at amortized cost.
(2)	Actual maturities may differ from contractual maturities shown above since borrowers may have the right to prepay obligations with or without prepayment penalties.
(3)	OECD stands for Organisation for Economic Co-operation and Development.
(4)	Includes CDOs which are presented as Asset-backed securities – CDOs in the table entitled “Fair value of assets and liabilities classified using the fair value hierarchy” in Note 2.
(5)	As explained in Note 1, as of November 1, 2008, we have reclassified certain securities from held-for-trading and available-for-sale to loans in accordance with the CICA’s amendments to Section 3855. The reclassified securities are included in the 2008 balances and excluded from the 2009 balances in this table.
(6)	The weighted average yield is derived using the contractual interest rate and the carrying value at the end of the year for the respective securities.
(7)	Includes the value of the shares received in 2008 upon the Visa Inc. restructuring which are carried at cost.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            93

Note 3 Securities (1) (continued)

Reclassification of financial instruments

As reported in Note 3 to our 2008 Annual Consolidated Financial Statements, as of August 1, 2008, we had reclassified certain securities from held-for-trading to available-for-sale in accordance with the CICA’s amendments to Sections 3855, 3861 and 3862 which were issued in October 2008. Current year information regarding these securities, which were not impacted by the 2009 amendments to Section 3855 discussed in Note 1, and additional MBS that were reclassified but not included in the table entitled “Reclassification of securities from held-for-trading securities to available-for-sale” in

Note 3 to our 2008 Annual Consolidated Financial Statements, is presented in the following table.

	As at and for the year ended October 31, 2009			As at and for the year ended October 31, 2008
Financial assets	Total carrying value and fair value	Change in fair value during the year (1)	Income/gains (losses) recognized in net income during the year (2)	Total carrying value and fair value (3)	Change in fair value during the year (1)	Income/gains (losses) recognized in net income during the year (2)
U.S. state, municipal and agency debt	$1,904	$13	$54	$4,267	$(87)	$40
Mortgage-backed securities	500	67	28	939	(167)	17
Asset-backed securities	1,007	48	29	1,326	(122)	9
Corporate debt and other debt	641	(2)	17	723	(102)	8
	$4,052	$126	$128	$7,255	$(478)	$74

(1)	This amount represents the change in fair value of securities we held at the end of the period and includes any principal draw downs or redemptions on these securities.
(2)	The total amount includes net income of $27 million related to securities and debt redeemed or sold during the year ended October 31, 2009 (year ended October 31, 2008 – $nil).
(3)	Certain amounts presented have been reclassified from those reported in prior periods. The reclassifications have no impact to the total balance.

Unrealized gains and losses on available-for-sale securities (1), (2)

	2009				2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$11,764	$404	$(7)	$12,161	$13,123	$422	$(1)	$13,544
Provincial and municipal	1,104	31	(1)	1,134	674	5	(1)	678
U.S. federal, state, municipal and agencies debt	5,781	129	(117)	5,793	9,230	16	(356)	8,890
Other OECD government debt	3,517	18	(1)	3,534	1,271	4	(1)	1,274
Mortgage-backed securities (3)	2,057	24	(229)	1,852	4,280	4	(734)	3,550
Asset-backed securities
CDOs	234	11	(24)	222	335	1	(82)	253
Non-CDO securities	4,282	67	(143)	4,205	4,857	10	(325)	4,543
Corporate debt and other debt (3)	14,718	382	(389)	14,711	13,301	136	(453)	12,984
Equities	2,437	45	(70)	2,412	3,057	4	(378)	2,683
Loan substitute securities	256	–	(70)	186	256	–	(29)	227
	$46,150	$1,111	$(1,051)	$46,210	$50,384	$602	$(2,360)	$48,626

(1)	Includes $156 million (2008 – $205 million) held-to-maturity securities.
(2)	The majority of the MBS are residential. Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $224 million, $1 million, $(11) million and $213 million, respectively for 2009 (2008 – $249 million, $nil, $(14) million and $235 million).
(3)	As explained in Note 1, as of November 1, 2008, we have reclassified certain securities from available-for-sale to loans in accordance with the CICA’s amendments to Section 3855. The reclassified securities are included in the 2008 balances in this table but excluded from the 2009 balances.

Realized gains and losses on available-for-sale securities (1), (2)

	2009	2008	2007
Realized gains	$296	$99	$204
Realized losses and writedowns	(936)	(731)	(124)
Net (losses) gains on available-for-sale securities	$(640)	$(632)	$80

(1)	Available-for-sale securities, including loan substitutes, are carried at fair value and held-to-maturity securities are carried at amortized cost.
(2)	The following related to our insurance operations are included in the Insurance premiums, investment and fee income line on the Consolidated Statements of Income: Realized gains – 2009 – $12 million, 2008 – $1 million, and 2007 – $17 million; Realized losses and writedowns – 2009 – $22 million, 2008 – $16 million, and 2007 – $nil.

94            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Fair value and unrealized losses position for available-for-sale securities

	2009 (1)
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt
Federal	$1,108	$7	$–	$–	$1,108	$7
Provincial and municipal	13	1	–	–	13	1
U.S. state, municipal and agencies debt	154	7	1,081	110	1,235	117
Other OECD government debt	456	1	44	–	500	1
Mortgage-backed securities (2)	83	11	1,475	218	1,558	229
Asset-backed securities
CDOs	–	–	205	24	205	24
Non-CDO securities	770	8	721	135	1,491	143
Corporate debt and other debt (2)	924	42	1,321	347	2,245	389
Equities	60	42	103	28	163	70
Loan substitute securities	–	–	150	70	150	70
Total temporarily impaired securities	$3,568	$119	$5,100	$932	$8,668	$1,051

(1)	The majority of the MBS are residential. Fair value and unrealized losses of commercial MBS for less than 12 months are $nil and $nil, respectively and for 12 months or more are $156 million and $11 million, respectively.
(2)	As explained in Note 1, as of November 1, 2008, we have reclassified certain securities from available-for-sale to loans in accordance with the CICA’s amendments to Section 3855. The reclassified securities are included in the 2008 balances in the table below, but excluded from the 2009 balances.

	2008 (1)
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt
Federal	$126	$1	$–	$–	$126	$1
Provincial and municipal	236	1	–	–	236	1
U.S. state, municipal and agencies debt	6,546	321	270	35	6,816	356
Other OECD government debt	99	1	–	–	99	1
Mortgage-backed securities	2,128	348	996	386	3,124	734
Asset-backed securities
CDOs	–	–	246	82	246	82
Non-CDO securities	4,073	314	115	11	4,188	325
Corporate debt and other debt	3,360	294	633	159	3,993	453
Equities	970	217	347	161	1,317	378
Loan substitute securities	–	–	191	29	191	29
Total temporarily impaired securities	$17,538	$1,497	$2,798	$863	$20,336	$2,360

(1)	The majority of the MBS are residential. Fair value and unrealized losses of commercial MBS for less than 12 months are $103 million and $3 million, respectively and for 12 months or more are $109 million and $11 million, respectively.

Available-for-sale and held-to-maturity securities are assessed for impairment at each reporting date and more frequently when conditions warrant. Our impairment review is primarily based on the factors described in Note 1. Depending on the nature of the securities under review we apply specific methodology to assess whether it is probable that the amortized cost of the security would be recovered. As at October 31, 2009, our gross unrealized losses on available-for-sale and held-to-maturity securities were $1,051 million.

When assessing other-than-temporary impairment for debt instruments including Government, State, Municipal, Agency and Corporate debt and perpetual preferred shares we primarily considered counterparty ratings and security-specific factors, including internal and external ratings, subordination, transaction structure, credit enhancement and other market and security-specific factors. For more complex debt instruments including Non-agency U.S. MBS, asset-backed securities (ABS) and other structured products, we primarily use cash flow projection models which incorporate actual and projected cash flows for each security using a number of assumptions and inputs that are based on security specific factors. The inputs and assumptions used such as default, prepayment and recovery rates are based on updated market data, the latter being largely dependent upon forecasted house prices which were assessed at the municipal level, provided by a third-party vendor. We also consider internal and external ratings, subordination, transaction structure, credit enhancement and other market and security-specific factors. We do a further review of the security, if the model predicts that it is probable that we will not be able to recover the entire principal and interest amount in order to assess whether a loss would ultimately be realized.

With respect to debt securities where, based on management’s judgment, it was not probable that all principal and interest would be recovered, the securities were deemed to be other-than-temporarily impaired and were written down to their fair value.

As equity securities do not have contractual cash flows, they are assessed differently than debt securities. For equity securities held at cost and those with unrealized losses we assess whether there is any objective evidence that suggest that the security is other-than-temporarily impaired. The factors we consider include the length of time and extent the fair value has been below the cost, the financial condition and near term prospects of the issuer. We also consider the estimated recoverable value and the period of recovery. We conduct further analysis for securities where the fair value had been below cost for greater than twelve months. For equity securities, where management believes that the fair value will not recover prior to their disposition, there has been an unrealized loss for a prolonged period of time or the unrealized loss is significant, these securities were deemed to be other-than-temporarily impaired and were written down to their fair value.

The majority of the $117 million unrealized loss on U.S. state, municipal and agencies debt securities related to U.S. agency MBS and U.S. auction rate securities (ARS). The issuing agencies are supported by the U.S. government and the unrealized losses on these securities largely reflect the liquidity concerns in the current market.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            95

Note 3 Securities (1) (continued)

The MBS largely consist of Non-agency U.S. Alt-A, prime and subprime securities. The U.S. Alt-A and the prime are high quality super senior tranches with credit support through subordination, overcollateralization, and excess spread. The unrealized losses of $229 million are primarily on Alt A and prime securities. The losses on Non-agency U.S. MBS are significantly lower compared to the prior year reflecting the price improvements during the year resulting from improved U.S. housing and financial markets.

ABS are mainly comprised of U.S. insured and uninsured student loans U.S. ARS, CDOs and securities backed by credit card receivables. The majority of these instruments are highly rated with significant credit support and have experienced significant price improvements over the year. There are unrealized losses of $167 million which primarily relate to U.S. ARS and uninsured student loans. Based on our assessment, these losses are temporary in nature and we do not intend to sell these securities prior to recovery of value.

Corporate and other debt mainly includes certificate of deposits issued by global financial institutions, corporate debt and bonds, Non-OECD government securities and hybrid instruments. The majority of these securities are highly rated and are well diversified with global financial institutions being the largest concentration. The Non-OECD government securities are primarily related to Caribbean countries where we have ongoing operations. The net unrealized losses of $389 million are significantly lower compared to a year ago and mainly reflect the low interest rate environment and improved spreads.

Equity holdings are largely comprised of publicly traded common and preferred shares. To a lesser extent, we also hold investments in private and venture companies. As at October 31, 2009, the Canadian bank common shares that we hold were deemed to be other-than-temporarily impaired due to the prolonged decline in value and were written down to their fair value. The remaining unrealized losses of $70 million mainly relates to publicly traded common and preferred shares.

The loan substitute securities are predominantly perpetual preferred shares of highly rated Canadian entities.

Based on our assessment, the unrealized losses on the above mentioned securities as at October 31, 2009, are temporary in nature and we intend to hold them until recovery of their fair value which may be on maturity of the debt securities.

Held-to-maturity securities

Held-to-maturity securities stated at amortized costs are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. In accordance with the recent amendments to CICA Section 3855 our impairment review of held-to-maturity securities is primarily based on the impairment model for loans as described in Note 1 to the financial statements. Based on our assessment, there is no impairment on held-to-maturity investments as at October 31, 2009.

Net gains /losses on Available-for-sale securities

When we determine that a security is other-than-temporarily impaired, the amortized cost of the security is written down to fair value and the previous loss in AOCI is reclassified in net income. During 2009, $640 million of net losses were recognized in net income (2008 – $631 million) on available-for sale securities. The majority of these losses were attributable to Non-agency U.S. MBS, Canadian bank common shares, hybrid instruments and CDOs. The losses also included write-downs of securities we intend to sell. Included in this amount is $21 million of write-down for our available-for-sale securities relating to our insurance operations which has been reflected in the Insurance premiums, investment and fee income line on our Consolidated Statements of Income (2008 – $10 million). During 2009, $17 million net gains (2008 – $1 million net loss) were realized due to sales of available-for-sale securities.

Interest and dividends on available-for-sale and held-to-maturity securities (1), (2)

	2009	2008	2007
Taxable interest income (3)	$2,362	$2,089	$1,373
Non-taxable interest income	110	99	31
Dividends	82	110	85
	$2,554	$2,298	$1,489

(1)	Available-for-sale securities, including loan substitutes, are carried at fair value and held-to-maturity securities are carried at amortized cost.
(2)	The following related to our insurance operations are included in the Insurance premiums, investment and fee income line on the Consolidated Statements of Income: Taxable interest income – 2009 – $601 million, 2008 – $452 million, and 2007 – $405 million; Non-taxable interest income – 2009 – $33 million, 2008 – $29 million and 2007 – $29 million; Dividends – 2009 – $15 million, 2008 – $17 million, and 2007 – $11 million.
(3)	As explained in Note 1, as of November 1, 2008, we have reclassified certain securities from available-for-sale to loans in accordance with CICA’s amendments to Section 3855. Interest income recognized on the reclassified loans are included in the 2008 balances in this table but excluded from the 2009 balances.

96            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Note 4 Loans

	2009				2008
	Canada	United States	Other International	Total	Canada	United States	Other International	Total
Retail (1)
Residential mortgages	$117,292	$2,490	$2,348	$122,130	$117,690	$2,948	$2,353	$122,991
Personal	60,493	8,975	2,074	71,542	48,780	9,796	2,151	60,727
Credit cards	8,285	213	203	8,701	8,538	187	208	8,933
Small business (2)	2,851	–	–	2,851	2,804	–	–	2,804
	188,921	11,678	4,625	205,224	177,812	12,931	4,712	195,455
Wholesale (1)
Business (3), (4), (5)	38,624	25,206	10,336	74,166	43,497	30,424	15,475	89,396
Bank (6)	1,096	177	1,243	2,516	831	445	3,861	5,137
Sovereign (5), (7)	860	–	1,385	2,245	815	–	952	1,767
	40,580	25,383	12,964	78,927	45,143	30,869	20,288	96,300
Total loans (8)	229,501	37,061	17,589	284,151	222,955	43,800	25,000	291,755
Allowance for loan losses (5)	(1,474)	(1,460)	(254)	(3,188)	(1,199)	(834)	(182)	(2,215)
Total loans net of allowance for loan losses	$228,027	$35,601	$17,335	$280,963	$221,756	$42,966	$24,818	$289,540

(1)	Geographic information is based on residence of borrower.
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis.
(4)	Included under Canada and U.S. for 2009 are loans totalling $1,050 million (2008 – $1,200 million) and $1,686 million (2008 – $1,947 million), respectively, to VIEs administered by us.
(5)	As explained in Note 1, as of November 1, 2008, we have reclassified certain securities from held-for-trading and available-for-sale to loans in accordance with CICA’s amendments to Section 3855. The reclassified securities are excluded from the 2008 balances and included in 2009 balances in the table above. In addition, we have also reclassified certain loans to held-for-trading. These reclassified securities are included in the 2008 balances and excluded from 2009 balances in the table above.
(6)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(7)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(8)	Loans are net of unearned income of $198 million (2008 – $160 million).

The principal collateral and other credit enhancements we hold as security for retail loans include: (i) mortgage insurance, mortgages over residential real estate and properties, and (ii) recourse to the personal assets being financed such as automobiles, as well as personal guarantees, term deposits and securities. For wholesale loans they include: (i) recourse to business assets such as real estate, equipment, inventory, accounts receivable and intangible assets, and (ii) recourse to the commercial real estate properties being financed.

Loan maturities and rate sensitivity

	2009
	Maturity term (1)				Rate sensitivity
	Under 1 year (2), (3)	1 to 5 years	Over 5 years	Total	Floating	Fixed Rate	Non-rate- sensitive	Total
Retail	$99,558	$87,956	$17,710	$205,224	$106,627	$96,175	$2,422	$205,224
Wholesale (4)	45,922	23,148	9,857	78,927	47,756	30,497	674	78,927
Total loans	$145,480	$111,104	$27,567	$284,151	$154,383	$126,672	$3,096	$284,151
Allowance for loan losses (4)	–	–	–	(3,188)	–	–	–	(3,188)
Total loans net of allowance for loan losses	$145,480	$111,104	$27,567	$280,963	$154,383	$126,672	$3,096	$280,963

	2008
	Maturity term (1)				Rate sensitivity
	Under 1 year (2), (3)	1 to 5 years	Over 5 years	Total	Floating	Fixed Rate	Non-rate- sensitive	Total
Retail	$92,156	$87,862	$15,437	$195,455	$98,752	$93,861	$2,842	$195,455
Wholesale (4)	54,736	30,052	11,512	96,300	65,095	31,201	4	96,300
Total loans	$146,892	$117,914	$26,949	$291,755	$163,847	$125,062	$2,846	$291,755
Allowance for loan losses (4)	–	–	–	(2,215)	–	–	–	(2,215)
Total loans net of allowance for loan losses	$146,892	$117,914	$26,949	$289,540	$163,847	$125,062	$2,846	$289,540

(1)	Generally, based on the earlier of contractual repricing or maturity date.
(2)	Included in Wholesale are loans totalling $2,736 million (2008 – $3,147 million) to variable interest entities administered by us. All of the loans reprice monthly or quarterly.
(3)	Includes variable rate loans that can be repriced at the clients’ discretion without penalty.
(4)	As explained in Note 1, as of November 1, 2008, we have reclassified certain securities from held-for-trading and available-for-sale to loans in accordance with CICA’s amendments to Section 3855. The reclassified securities are excluded from the 2008 balances and included in the 2009 balances in this table.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            97

Note 4 Loans (continued)

During the year ended October 31, 2009, we acquired $1,658 million of assets in respect of problem loans (2008 – $236 million). The related reduction in the Allowance for credit losses was $156 million (2008 – $98 million).

Allowance for loan losses

	2009						2008
	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other adjustments (1)	Balance at end of year	Balance at end of year
Retail
Residential mortgages	$30	$(52)	$1	$73	$2	$54	$30
Personal	161	(732)	74	701	(7)	197	161
Credit cards	–	(455)	53	402	–	–	–
Small business (2)	17	(54)	5	55	(1)	22	17
	$208	$(1,293)	$133	$1,231	$(6)	$273	$208
Wholesale
Business (3), (4)	$698	$(1,373)	$140	$1,573	$(62)	$976	$559
Sovereign (5)	–	–	–	–	10	10	–
Bank (6)	–	–	–	20	–	20	–
	$698	$(1,373)	$140	$1,593	$(52)	$1,006	$559
Specific allowances	$906	$(2,666)	$273	$2,824	$(58)	$1,279	$767
Retail
Residential mortgages	$20	$–	$–	$32	$(2)	$50	$20
Personal	461	–	–	236	(26)	671	461
Credit cards	270	–	–	58	(1)	327	270
Small business (2)	47	–	–	–	–	47	47
	$798	$–	$–	$326	$(29)	$1,095	$798
Wholesale
Business (3)	$650	$–	$–	$263	$(99)	$814	$650
Sovereign (5)	–	–	–	–	–	–	–
Bank (6)	–	–	–	–	–	–	–
	$650	$–	$–	$263	$(99)	$814	$650
Allowance for off-balance sheet and other items (7)	$84	$–	$–	$–	$30	$114	$84
General allowance (7)	$1,532	$–	$–	$589	$(98)	$2,023	$1,532
Total allowance for credit losses	$2,438	$(2,666)	$273	$3,413	$(156)	$3,302	$2,299
Allowance for off-balance sheet and other items (8)	(84)	–	–	–	(30)	(114)	(84)
Total allowance for loan losses	$2,354	$(2,666)	$273	$3,413	$(186)	$3,188	$2,215

(1)	Primarily represents the translation impact of foreign currency-denominated allowance for loan losses. Included in the wholesale general allowance adjustment is $27 million related to the loans acquired in connection with the acquisition of RBTT Financial Group (RBTT), of which we have reclassified $22 million to the specific allowance as it relates to specific wholesale loans; the remaining $5 million was recorded in net income during the year.
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes $2 million (2008 – $65 million) of provisions related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(4)	As explained in Note 1, as of November 1, 2008, we have reclassified certain securities from available-for-sale to loans in accordance with CICA’s amendments to Section 3855. As a result, wholesale specific allowance relating to the securities that were reclassified are excluded from 2008 balances and included in the 2009 balances in this table.
(5)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(7)	Includes $114 million related to off-balance sheet and other items (2008 – $84 million).
(8)	The allowance for off-balance sheet is reported separately under Other liabilities.

Net interest income after provision for credit losses

	2009	2008	2007
Net interest income (1)	$11,506	$9,048	$7,702
Provision for credit losses (1)	3,413	1,595	791
Net interest income after provision for credit losses	$8,093	$7,453	$6,911

(1)	As explained in Note 1, as of November 1, 2008, we have reclassified certain securities from available-for-sale to loans in accordance with the CICA’s amendments to Section 3855. Net interest income after provision for credit losses, if any, recognized on the reclassified loans are excluded from the 2008 balances and included in the 2009 balances in this table.

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either less than 90 days past due, or fully secured and collection efforts are reasonably expected to result in repayment. Credit card balances are written off when a payment is 180 days in arrears.

Loans past due but not impaired

	2009				2008
	1-29 days	30-89 days	90 days and greater	Total	1-29 days	30-89 days	90 days and greater	Total
Retail	$2,841	$1,359	$323	$4,523	$3,043	$1,245	$253	$4,541
Wholesale	1,313	563	36	1,912	1,748	560	94	2,402
Total	$4,154	$1,922	$359	$6,435	$4,791	$1,805	$347	$6,943

98            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Impaired loans (1)

	2009			2008
	Gross	Specific allowances	Net	Net
Retail
Residential mortgages	$641	$(54)	$587	$310
Personal	409	(197)	212	187
Small business (2)	59	(22)	37	23
	$1,109	$(273)	$836	$520
Wholesale
Business (3), (4)	$4,276	$(976)	$3,300	$1,636
Sovereign (5)	10	(10)	–	–
Bank (6)	62	(20)	42	–
	$4,348	$(1,006)	$3,342	$1,636
Total	$5,457	$(1,279)	$4,178	$2,156

(1)	Average balance of gross impaired loans for the year was $4,643 million (2008 – $1,906 million).
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes gross and net impaired loans of $65 million (2008 – $203 million) and $63 million (2008 – $138 million), respectively, related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(4)	As explained in Note 1, as of November 1, 2008, we have reclassified certain securities from available-for-sale to loans in accordance with CICA’s amendments to Section 3855. The reclassified securities are excluded from the 2008 balances and included in the 2009 balances in this table.
(5)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Note 5 Securitizations

Securitization activities by major product type

We periodically securitize our credit card receivables, residential mortgage loans and bond securitizations primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities.

Credit card receivables

We securitize a portion of our credit card receivables through a SPE on a revolving basis. The SPE is financed through the issuance of senior and subordinated notes collateralized by the underlying credit card receivables. The issuances are rated by at least two of Dominion Bond Rating Service (DBRS), Moody’s Investors Service (Moody’s) and Standard & Poor’s (S&P). This SPE meets the criteria for a QSPE and, accordingly, as the transferor of the credit card receivables, we are precluded from consolidating it.

Our continuing involvement includes servicing the credit card receivables sold to the QSPE and performing an administrative role for the QSPE. We also provide first-loss protection to the QSPE in two forms. First, we have an interest in the excess spread from the QSPE which is subordinate to the QSPE’s obligation to the holders of its asset-backed securities. Excess spread is the residual net interest income after all trust expenses have been paid. Our excess spread serves to absorb losses with respect to the credit card receivables before payments to the QSPE’s noteholders are affected. The present value of this excess spread is reported as a retained interest within our AFS securities on our Consolidated Balance Sheets. In addition, we provide loans to the QSPE to pay upfront expenses. These loans rank subordinate to all notes issued by the QSPE.

We own all of the subordinated securities issued by the QSPE and report them within our AFS securities in our Consolidated Balance Sheets. The subordinated securities owned by us represent approximately 4.5% of the total securities issued by the QSPE as at October 31, 2009 and provide credit support for the senior securities. We also act as counterparty in interest rate and cross currency swap agreements under which we pay the QSPE the interest due to investors, we may own some senior securities as investments or for market-making activities and retain a cash reserve account from time to time.

Canadian residential mortgage loans

We securitize insured Canadian residential mortgage loans through the creation of MBS and sell a portion of these MBS as part of government auctions as well as to a government-sponsored SPE on a revolving basis. The SPE is financed through the issuance of government-guaranteed mortgage bonds which are sold to third party investors. Proceeds of the issuances are used by the SPE to purchase the government-guaranteed MBS from eligible sellers.

Our continuing involvement includes servicing the underlying mortgages we have securitized ourselves or through an independent servicer. We also retain interests in the form of excess spread on the sold MBS. The present value of this excess spread is reported as a retained interest within our available-for-sale or held-for-trading securities on our Consolidated Balance Sheets. In addition, we also act as counterparty in interest rate swap agreements under which we pay the SPE the interest due to investors and receive the interest on the government-guaranteed MBS relating to our sold portion.

U.S. residential mortgage loans

We originate and sell U.S. residential mortgage loans into the secondary mortgage market to issuers or guarantors of MBS. The issuers are usually government-sponsored entities which securitize these mortgages into MBS securities and guarantee as to timely payment of principal and interest. Our continuing involvement includes only servicing the underlying mortgages we have sold for funding and liquidity purposes ourselves or through an independent servicer.

Commercial mortgage loans

We securitize commercial mortgages by selling them in collateral pools, which meet certain diversification, leverage and debt coverage criteria, to SPEs, one of which is sponsored by us. The SPEs finance the purchase of these pools by issuing certificates with varying degrees of subordination. The certificates issued by the SPE which we sponsor range from AAA to B- and are rated by any two of DBRS, Moody’s and S&P. The most subordinated certificates are unrated. The certificates represent undivided interests in the collateral pool, and the SPE which we sponsor, having sold all undivided interests available in the pool, retains none of the risk of the collateral pools.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            99

Note 5 Securitizations (continued)

We do not retain any beneficial interests in the loans sold unless we purchase some of the securities issued by the SPEs for our own account. We are the primary servicer under contract with a third-party master servicer for the loans that are sold to our sponsored SPE.

Bond Securitizations

We participate in bond securitizations activities where we purchase government, government related and corporate bonds, repackages those bonds in participation certificates, add a structure fee income and sell to third party investors. The structure fee income is recognized in our Income Statement at the time of sale to third party investors. Our continuing involvement includes only servicing the underlying bonds we sold to third party investors and we do not retain any beneficial interest unless we purchase some of the certificates issued.

The following table summarizes our securitization activities for 2009, 2008 and 2007.

	2009 (1)			2008					2007 (1)
	Canadian residential mortgage loans (2), (4), (7)	U.S. residential mortgage loans (5)	Bond participation certificates (2), (8)	Credit card loans (2), (3)	Canadian residential mortgage loans (2), (4), (7)	U.S. residential mortgage loans (5)	Commercial mortgage loans (2), (6)	Bond participation certificates (2), (8)	Canadian residential mortgage loans (2), (4), (7)	U.S. residential mortgage loans (5)	Commercial mortgage loans (2), (6)
Securitized and sold	$21,392	$568	$15	$1,470	$7,892	$516	$166	$47	$6,188	$295	$1937
Net cash proceeds received	21,202	570	16	1,404	7,846	519	156	48	6,097	298	1876
Asset-backed securities purchased	–	–	–	65	–	–	9	–	–	–	47
Retained rights to future excess interest	1,121	–	–	9	242	–	–	–	146	–	–
Pre-tax gain (loss) on sale, net of hedging activities	770	2	1	8	168	3	(1)	1	55	3	(14)

(1)	We did not securitize any credit card loans during the period.
(2)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized transactions as we received adequate compensation for our services.
(3)	With respect to the securitization of credit card loans in 2008, the net cash proceeds received represent gross cash proceeds of $1,469 million less funds used to purchase notes of $65 million issued by Golden Credit Card Trust. The principal value of the notes was $65 million.
(4)	Canadian insured residential mortgage loans securitized during the year through the creation of MBS and retained as at October 31, 2009 were $6,745 million (2008 – $9,464 million; 2007 – $3,110 million). These securities are carried at fair value.
(5)	U.S. residential mortgage loans securitized and sold include insured and non-insured mortgages. We recognized nominal servicing rights with respect to securitized loans during the period. None of these securities were retained.
(6)	During the year ended October 31, 2008, the net cash proceeds received represent gross proceeds of $165 million (2007 – $1,923 million) less funds used to purchase notes of $9 million (2007 – $47 million). The principal value of the notes was $10 million (2007 – $48 million). There were no activities during 2009.
(7)	Pre-tax gain (loss) on sale includes the results of our economic hedging activities of $(161) million (2008 – $(28) million). Economic hedging activities during 2007 were nominal.
(8)	Includes bond securitizations activities of RBTT. None of the securities sold were retained.

Cash flows from securitizations (1)

	2009		2008		2007
	Credit card loans	Canadian residential mortgage loans	Credit card loans	Canadian residential mortgage loans	Credit card loans	Canadian residential mortgage loans
Proceeds reinvested in revolving securitizations	$17,157	$14,100	$17,934	$4,320	$15,684	$4,602
Cash flows from excess spread (2)	270	629	254	179	256	234
Other cash flows received (3)	42	–	39	–	48	–

(1)	This analysis is not applicable for commercial mortgage loans, U.S. residential mortgage loans and bond securitizations as we have not retained rights to future excess spread in these transactions.
(2)	Includes servicing fees received.
(3)	Includes cash flows received on AFS securities held by us including principal and interest payment received.

The key assumptions used to value the retained interests at the date of the securitization activities are as follows:

Key assumptions (1), (2)

	2009 (3)	2008		2007 (3)
	Canadian residential mortgage loans	Credit card loans	Canadian residential mortgage loans	Canadian residential mortgage loans
Expected weighted average life of prepayable receivables (in years)	2.70	.25	4.05	2.91
Payment rate	26.76%	37.02%	27.55%	28.59%
Excess spread, net of credit losses	2.34	3.86	1.05	.86
Discount rate	.40 - 3.07%	10.00%	2.22 - 4.77%	4.15 - 5.05%

(1)	All rates are annualized except the payment rate for credit card loans which is monthly.
(2)	This analysis is not applicable for commercial mortgage loans, U.S. residential mortgage loans and bond securitizations as we have not retained rights to future excess spread in these transactions.
(3)	We did not securitize any credit card loans during the period.

Static pool credit losses provide a measure of the credit risk in our securitized assets and are calculated by totalling actual incurred and projected credit losses and dividing the result by the original balance of the loans securitized. The expected static pool credit loss ratio for securitized credit card loans at October 31, 2009 was .87% (2008 – .54%). Static credit pool losses are not applicable to residential mortgages as substantially all the mortgages are government guaranteed.

100            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

The following table summarizes the loan principal, past due and net write-offs for total loans reported on our Consolidated Balance Sheets and securitized loans that we manage.

Loans managed

	2009			2008
	Loan principal	Past due (1)	Net write-offs	Loan principal	Past due (1)	Net write-offs
Retail	$245,430	$1,746	$1,300	$225,775	$1,144	$842
Wholesale	78,927	4,384	1,233	96,300	2,309	406
Total loans managed (2)	324,357	6,130	2,533	322,075	3,453	1,248
Less: Loans securitized and managed
Credit card loans	3,870	57	140	4,120	48	99
Canadian residential mortgage-backed securities created and sold	28,815	204	–	15,196	–	–
Canadian residential mortgage-backed securities created and retained	7,521	53	–	10,696	–	–
U.S. residential mortgage-backed securities created and sold (3)	–	–	–	308	3	–
Total loans reported on the Consolidated Balance Sheets	$284,151	$5,816	$2,393	$291,755	$3,402	$1,149

(1)	Includes impaired loans as well as loans that are contractually 90 days past due but are not considered impaired.
(2)	Excludes any assets we have temporarily acquired with the intent at acquisition to sell to SPEs.
(3)	Loans held as at August 1, 2009, were reclassified to held-for-trading securities in accordance with CICA’s amendments to Section 3855. The reclassified securities are included in the 2008 balances and excluded from 2009 balances in the table above. Refer to Note 1.

Sensitivity of key assumptions

Key assumptions are used to determine the fair value of our retained interests. The following table is a summary of the key assumptions used as at October 31, 2009 and the sensitivity of the current fair value of our retained interests to immediate 10% and 20% adverse changes in these key assumptions.

Increase (decrease) in fair value of retained interests due to adverse changes in key assumptions (1) (2)

	2009		2008
	Credit card loans	Canadian residential mortgage loans	Credit card loans	Canadian residential mortgage loans
Fair value of retained interests	$33.5	$1,240.6	$26.0	$425.0
Weighted average remaining service life (in years)	.25	2.90 - 3.77	.25	2.58 - 5.89
Payment rate	38.33%	9.00 - 28.00%	38.20%	9.00 - 40.00%
Impact on fair value of 10% adverse change	$(2.0)	$(35.0)	$(1.6)	$(13.8)
Impact on fair value of 20% adverse change	(4.1)	(68.9)	(3.2)	(25.2)
Excess spread, net of credit losses	5.61%	.8 - 1.98%	4.37%	.8 - 1.03%
Impact on fair value of 10% adverse change	$(6.1)	$(137.8)	$(5.4)	$(57.8)
Impact on fair value of 20% adverse change	(12.2)	(296.1)	(10.7)	(113.2)
Expected credit losses	3.86%	–%	2.53%	–%
Impact on fair value of 10% adverse change	$(2.3)	$–	$(2.0)	$–
Impact on fair value of 20% adverse change	(4.6)	–	(3.0)	–
Discount rate	10.50%	.4 - 2.76%	10.00%	2.15 - 4.00%
Impact on fair value of 10% adverse change	$–	$(1.8)	$–	$(1.2)
Impact on fair value of 20% adverse change	(.1)	(4.2)	(.1)	(2.5)

(1)	All rates are annualized except for the credit card loans payment rate which is monthly.
(2)	This analysis is not applicable for commercial mortgage loans, U.S. residential mortgage loans and bond securitizations as we have not retained rights to future excess spread in these transactions.

These sensitivities are hypothetical and should be used with caution. Changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value may not be linear. The effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumptions. Generally, the changes in one factor may result in changes in another, which may magnify or counteract the sensitivity.

In addition to the above securitization transactions, our whole loan sales activities are presented in the following table:

Whole loan sales (1)

	2009		2008		2007
	U.S. residential mortgage loans	U.S. commercial mortgage loans	U.S. residential mortgage loans	U.S. commercial mortgage loans	U.S. residential mortgage loans	U.S. commercial mortgage loans
Sold	$1,021	$23	$237	$70	$264	$–

(1)	Gains on whole loan sales are nominal.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            101

Note 6 Variable interest entities (VIEs)

The following table provides information about VIEs as at October 31, 2009 and 2008, in which we have significant variable interests, and those we consolidate under AcG-15, because we are the Primary Beneficiary.

	2009		2008
	Total assets	Maximum exposure to loss	Total assets	Maximum exposure to loss
Unconsolidated VIEs in which we have significant variable interests (1)
Multi-seller conduits (2)	$26,181	$26,550	$42,698	$43,448
Structured finance VIEs (3)	9,613	2,527	10,904	3,927
Credit investment product VIEs	930	505	2,649	1,281
Third-party conduits	575	250	734	386
Investment funds (3)	84	28	816	184
Other	340	103	155	63
	$37,723	$29,963	$57,956	$49,289
Consolidated VIEs (4), (5)
Structured finance VIEs (3)	$2,620		$2,491
Investment funds	588		1,268
Compensation vehicles	64		76
Credit investment product VIEs	–		196
Other	3		113
	$3,275		$4,144

(1)	The maximum exposure to loss resulting from our significant variable interests in these VIEs consists mostly of investments, loans, liquidity facilities and fair value of derivatives. We have recognized $4,020 million (2008 – $5,586 million) of this exposure on our Consolidated Balance Sheets.
(2)	Total assets represent maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at October 31, 2009. Actual assets held by these conduits as at October 31, 2009, were $18,908 million (2008 – $33,591 million).
(3)	We revisited certain unconsolidated structured finance VIEs in which we previously reported we have significant variable interests and determined that they should have been excluded from the disclosure in the comparative period. The total assets and maximum exposure to loss related to these entities as at October 31, 2008 was $4,341 million and $1,392 million, respectively. Similarly, our October 31, 2008 comparatives for investment funds have been revised to exclude certain VIEs. The total assets and maximum exposure to loss related to these entities as at October 31, 2008 was $366 million and $165 million, respectively. In addition, certain consolidated structured finance VIEs which were not previously disclosed should have been included in the comparative numbers. The total assets of these entities as at October 31, 2008 was $803 million.
(4)	The assets that support the obligations of the consolidated VIEs are reported on our Consolidated Balance Sheets primarily as follows: Interest-bearing deposits with banks of $120 million (2008 – $114 million), Trading securities of $272 million (2008 – $1,409 million), Available-for-sale securities of $1,234 million (2008 – $798 million), Loans of $1,496 million (2008 –$1,543 million) and Other assets of $91 million (2008 – $204 million). The compensation vehicles hold $64 million (2008 – $76 million) of our common shares, which are reported as Treasury shares. The obligation to provide our common shares to employees is recorded as an increase to Contributed surplus as the expense for the corresponding stock-based compensation plan is recognized.
(5)	Investors have recourse only to the assets of the related VIEs and do not have recourse to our general assets unless we breach our contractual obligations relating to those VIEs, provide liquidity facilities or credit enhancement facilities to, or enter into derivative transactions with, the VIEs.

Multi-seller and third-party conduits

We administer six multi-seller asset-backed commercial paper conduit programs (multi-seller conduits). These conduits primarily purchase financial assets from clients and finance those purchases by issuing asset-backed commercial paper. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs.

An unrelated third party (expected loss investor) absorbs credit losses, up to a maximum contractual amount, that may occur in the future on the assets in the multi-seller conduits (multi-seller conduit first-loss position) before the multi-seller conduits’ debt holders and us. In return for assuming this multi-seller conduit first-loss position, each multi-seller conduit pays the expected loss investor a return commensurate with its risk position. The expected loss investor absorbs a majority of each multi-seller conduit’s expected losses; therefore, we are not the Primary Beneficiary and do not consolidate these conduits. However, we continue to hold a significant variable interest in these multi-seller conduits resulting from our provision of backstop liquidity and partial credit enhancement facilities and entitlement to residual fees.

We hold significant variable interests in third-party asset-backed security conduits primarily through providing liquidity support and credit enhancement facilities. However, we are not the Primary Beneficiary and do not consolidate these conduits.

As the result of the restructuring of non-bank-sponsored ABCP conduits in 2009, Master Asset Vehicle II (MAV II), which is a VIE, was created. We are not required to consolidate MAV II as we do not have a majority of its exposure. Our significant variable interests in MAV II consist of our participating in the margin funding facility and the note investments.

The liquidity and credit enhancement facilities are described in Note 25.

Structured finance VIEs

In 2008, we purchased U.S. ARS from entities which funded their long-term investments in student loans by issuing short-term senior and subordinated notes. Certain of these entities are VIEs (U.S. ARS VIEs). We are subjected to losses on these U.S. ARS VIEs if defaults are experienced on the underlying student loans; however, the principal and accrued interest on the student loans are largely guaranteed by U.S. government agencies. In our role as auction remarketing agent for some of these entities, we are under no legal obligation to purchase the notes issued by these entities in the auction process. We hold significant variable interests in certain unconsolidated entities. We consolidate the entities where our investments expose us to a majority of the expected losses.

We also sold ARS into Tender Option Bond (ARS TOB) programs, where each ARS TOB program consists of a credit enhancement (CE) trust and a TOB trust. Each ARS sold to the TOB program is supported by a letter of credit issued by us, which requires us to extend funding if there are any credit losses on the ARS, and is financed by the issuance of floating-rate certificates to short-term investors and a residual certificate to a single third-party investor. We are the remarketing agent for the floating-rate certificates and we provide liquidity facilities to each of the ARS TOB programs to purchase any floating-rate certificates that have been tendered but not remarketed. We receive market-based fees for acting as the remarketing agent and providing the letters of credit and liquidity facilities. Both the CE and the TOB trusts are VIEs. In 2009, the ARS underlying certain of the ARS TOB programs experienced cash flow deterioration which resulted in external rating downgrades. As a result, we consolidated certain of these ARS TOB programs where our updated expected loss calculations indicated that we are exposed to a majority of the expected loss through our letters of credit and liquidity facilities. We continue to hold significant variable interests through the provision of the facilities in other unconsolidated ARS TOB programs where the residual certificate holder is exposed to a majority of the expected losses in these trusts. The liquidity facilities and letters of credit are described in Note 25.

102            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

The structure of other non-ARS TOB programs that we are involved with is similar to the structure of the ARS TOB program described above. We also hold the residual certificates issued by these non-ARS TOB programs which will expose us to interest rate basis risk and may provide liquidity facilities and credit enhancements to these non-ARS TOB programs. We consolidate the non-ARS TOB programs where we are exposed to a majority of the expected losses as a result of our continuing involvement with the non-ARS TOB programs.

In 2008, we sold ARS to an unaffiliated and unconsolidated VIE at fair market value. The purchase of the ARS by the VIE was financed by a loan from us, and the loan is secured by various assets of the entity. We are the remarketing agent for the ARS. We have significant variable interests in this VIE as a result of providing the ARS loan, a credit facility and guarantees, which are secured by cash collateral, to the VIE. This VIE also enters into interest rate derivatives with other counterparties who are exposed to the majority of its variability; as a result, we do not consolidate this entity.

Creation of credit investment products

We use VIEs to generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet investors’ specific requirements. We enter into derivative contracts, including credit derivatives, to purchase protection from these VIEs (credit protection) in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We transfer assets to these VIEs as collateral for notes issued but the transfer of assets does not meet sale recognition criteria under AcG-12.

These VIEs issue funded notes. In certain instances, we invest in the funded notes issued by these VIEs. Some of the VIEs also issue unfunded notes in the form of senior credit derivatives or funding commitment and we may be an investor of these unfunded notes. The investors in the funded and unfunded notes ultimately bear the cost of any payments made by the VIEs as a result of the credit protection provided to us. We may hold significant variable interests in VIEs as a result of our investment in the notes.

Investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure, and we hedge our exposure from these derivatives by investing in other funds. We consolidate the investment funds when we are exposed to a majority of the expected losses of the funds.

Compensation vehicles

We use compensation trusts, which primarily hold our own common shares, to economically hedge our obligation to certain employees under some of our stock-based compensation programs. We consolidate the trusts in which we are the Primary Beneficiary.

Capital trusts

RBC Subordinated Notes Trust (Trust III) and RBC Capital Trust II (Trust II) were created to issue innovative capital instruments, the proceeds of which were used to purchase senior deposit notes from us. Although we own the common equity and voting control of these trusts, we are not the Primary Beneficiary since we are not exposed to the majority of the expected losses, and we do not have a significant variable interest in these trusts. For details on the senior deposit notes and innovative capital instruments, refer to Notes 13 and 17, respectively.

Securitization of our financial assets

We employ VIEs in the process of securitizing our assets, none of which are consolidated under AcG-15. One entity is a QSPE, which is specifically exempt from consolidation, and our level of participation in each of the remaining VIEs relative to others does not expose us to a majority of the expected losses. We also do not have significant variable interests in these VIEs. For details on our securitization activities, refer to Note 5.

Additional details about our VIEs are provided in Note 31.

Note 7 Derivative instruments and hedging activities

Derivative instruments are categorized as either financial or non-financial derivatives. Financial derivatives are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, credit risk, and equity or equity index. Non-financial derivatives are contracts whose value is derived from a precious metal, commodity instrument or index. Notional amount of derivatives represents the contract amount used as a reference point to calculate payments. Notional amounts are generally not exchanged by counterparties, and do not reflect our exposure at default.

Financial derivatives

Forwards and futures

Forward contracts are effectively tailor-made agreements that are transacted between counterparties in the over-the-counter market, whereas futures are standardized contracts with respect to amounts and settlement dates, and are traded on regular futures exchanges. Examples of forwards and futures are described below:

Interest rate forwards (forward rate agreements) and futures are contractual obligations to buy or sell an interest-rate sensitive financial instrument on a predetermined future date at a specified price.

Foreign exchange forwards and futures are contractual obligations to exchange one currency for another at a specified price for settlement at a predetermined future date.

Equity forwards and futures are contractual obligations to buy or sell at a fixed value (the contracted price) of an equity index, a basket of stocks or a single stock at a predetermined future date.

Swaps

Swaps are over-the-counter contracts in which two counterparties exchange a series of cash flows based on agreed upon rates to a notional amount. The various swap agreements that we enter into are as follows:

Interest rate swaps are agreements where two counterparties exchange a series of payments based on different interest rates applied to a notional amount in a single currency. Cross currency swaps involve the exchange of fixed payments in one currency for the receipt of fixed payments in another currency. Cross currency interest rate swaps involve the exchange of both interest and principal amounts in two different currencies.

Equity swaps are contracts in which one counterparty agrees to pay or receive from the other cash flows based on changes in the value of an equity index, a basket of stocks or a single stock.

Options

Options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option), a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price, at or by a specified future date. The seller (writer) of an option can also settle the contract by paying the cash settlement value of the purchaser’s right. The seller (writer) receives a premium from the purchaser for this right. The various option agreements that we enter into include interest rate options, foreign currency options, equity options and index options.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            103

Note 7 Derivative instruments and hedging activities (continued)

Credit derivatives

Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument (referenced asset) from one counterparty to another. Examples of credit derivatives include credit default swaps, credit default baskets and total return swaps.

Credit default swaps provide protection against the decline in value of the referenced asset as a result of specified credit events such as default or bankruptcy. It is similar in structure to an option whereby the purchaser pays a premium to the seller of the credit default swap in return for payment contingent on a credit event affecting the referenced asset.

Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset.

Total return swaps are contracts where one counterparty agrees to pay or receive from the other cash flows based on changes in the value of the referenced asset.

Other derivative products

Certain warrants and loan commitments that meet the definition of derivative are also included as derivative instruments.

Non-financial derivatives

We also transact in non-financial derivative products including precious metal and commodity derivative contracts in both the over-the-counter and exchange markets.

Derivatives issued for trading purposes

Most of our derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to clients to enable them to transfer, modify or reduce current or expected risks. Trading involves market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenue based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.

Derivatives issued for other-than-trading purposes

We also use derivatives for purposes other than trading, primarily for hedging, in conjunction with the management of interest rate, credit,

equity and foreign exchange risk related to our funding, lending, investment activities and asset/liability management.

Interest rate swaps are used to manage our exposure to interest rate risk by modifying the repricing or maturity characteristics of existing and/or anticipated assets and liabilities, including funding and investment activities. Purchased interest rate options are used to hedge redeemable deposits and other options embedded in consumer products. We manage our exposure to foreign currency risk with cross currency swaps and foreign exchange forward contracts. We predominantly use credit derivatives to manage our credit exposures. We mitigate industry sector concentrations and single-name exposures related to our credit portfolio by purchasing credit derivatives to transfer credit risk to third parties.

Certain derivatives and cash instruments are specifically designated and qualify for hedge accounting. We apply hedge accounting to minimize volatility in earnings caused by changes in interest rates or foreign exchange rates. Interest rate and currency fluctuations will either cause assets and liabilities to appreciate or depreciate in market value or cause variability in anticipated cash flows. When a hedging instrument functions effectively, gains, losses, revenue and expenses of the hedging instrument will offset the gains, losses, revenue and expenses of the hedged item. We largely assess and measure the effectiveness of a derivative that is designated as a hedging instrument based on the change in its fair value. When cash instruments are designated as hedges of currency risks, only changes in their value due to currency risk are included in the assessment and measurement of hedge effectiveness. We did not apply hedge accounting to any anticipated transactions or firm commitments during the year.

From time to time, we also enter into derivative transactions to economically hedge certain exposures that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered economically feasible to implement. In such circumstances, changes in fair value are reflected in Non-interest income.

As at October 31, 2009, after-tax net unrealized losses of $423 million (2008 – after-tax net unrealized losses of $579 million) were recognized in AOCI, representing the cumulative effective portions of our cash flow hedges.

After-tax unrealized losses of $7 million (before-tax unrealized losses of $10 million) included in AOCI as at October 31, 2009 are expected to be reclassified to Net interest income within the next 12 months.

The following table presents the fair values of the derivative and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Derivatives and non-derivative instruments

	2009				2008
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)
Assets
Derivative instruments	$1,130	$2,107	$139	$88,797	$879	$1,397	$355	$133,503
Liabilities
Derivative instruments	$1,493	$82	$327	$82,488	$1,597	$61	$1,229	$125,818
Non-derivative instruments (2)	–	278	5,233	n.a.	–	449	5,886	n.a.

(1)	Derivative liabilities include stable value contracts on $257 million of bank-owned life insurance policies and $3 million of 401(k) plans; in 2008 – these were derivative assets of $2 million and $1 million, respectively.
(2)	Non-derivative instruments are carried at amortized cost.
n.a.	not applicable

104            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Results of hedge activities recorded in Net income and OCI

	2009					2008
	Net gains (losses) included in Non- interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non- interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
Ineffective portion	$9	$	n.a.	$	n.a.	$(6)	$	n.a.	$	n.a.
Cash flow hedges
Ineffective portion	9		n.a.		n.a.	(8)		n.a.		n.a.
Effective portion	n.a.		n.a.		156	n.a.		n.a.		(603)
Reclassified to income during the year (1)	n.a.		56		n.a.	n.a.		(72)		n.a.
Net investment hedges
Foreign currency (losses) gains	n.a.		n.a.		(2,973)	n.a.		n.a.		5,080
Gains (losses) from hedges	n.a.		n.a.		2,399	n.a.		n.a.		(2,672)
	$18		$56		$(418)	$(14)		$(72)		$1,805

(1)	After-tax gains of $38 million were reclassified from AOCI to income for the year ended October 31, 2009 (2008 – losses of $49 million).
n.a.	not applicable

Notional amount of derivatives by term to maturity (absolute amounts)

	2009						2008
	Term to maturity
	Within 1 year	1 to 5 years	Over 5 years (1)	Total	Trading	Other than Trading	Trading	Other than Trading
Over-the-counter contracts
Interest rate contracts
Forward rate agreements	$308,668	$47,396	$–	$356,064	$356,064	$–	$265,042	$–
Swaps	744,559	1,282,069	649,366	2,675,994	2,467,890	208,104	2,534,700	223,502
Options purchased	9,228	50,440	53,723	113,391	113,067	324	91,826	781
Options written	21,924	51,746	103,156	176,826	176,826	–	164,847	218
Foreign exchange contracts
Forward contracts	617,524	25,924	1,048	644,496	585,913	58,583	856,124	45,599
Cross currency swaps	5,990	7,505	11,991	25,486	25,198	288	25,484	545
Cross currency interest rate swaps	55,422	196,419	100,266	352,107	315,253	36,854	291,688	53,470
Options purchased	29,740	6,639	2,023	38,402	38,399	3	46,334	63
Options written	30,418	5,947	1,382	37,747	37,746	1	46,234	57
Credit derivatives (2)	19,800	79,757	29,628	129,185	127,012	2,173	272,525	3,314
Other contracts (3)	40,825	38,203	7,436	86,464	85,248	1,216	104,037	959
Exchange-traded contracts
Interest rate contracts
Futures – long positions	16,915	16,994	57,272	91,181	91,133	48	72,024	164
Futures – short positions	21,823	9,253	67,414	98,490	98,490	–	96,872	–
Options purchased	25,666	–	–	25,666	25,666	–	14,693	–
Options written	28,473	129	–	28,602	28,602	–	11,565	–
Foreign exchange contracts
Futures – long positions	14	–	–	14	14	–	222	–
Futures – short positions	32	–	–	32	32	–	394	–
Other contracts (3)	97,477	16,149	5,999	119,625	119,625	–	196,650	–
	$2,074,498	$1,834,570	$1,090,704	$4,999,772	$4,692,178	$307,594	$5,091,261	$328,672

(1)	Includes contracts maturing in over 10 years with a notional value of $286,951 million (2008 – $255,281 million). The related gross positive replacement cost is $14,067 million (2008 – $9,840 million).
(2)	Comprises credit default swaps, total return swaps and credit default baskets, including credit derivatives given guarantee treatment for OSFI regulatory reporting purposes. Credit derivatives with a notional value of $2,163 million (2008 – $3,167 million) are economic hedges. Trading credit derivatives comprise protection purchased of $68,643 million (2008 – $140,010 million) and protection sold of $58,369 million (2008 – $132,515 million); other-than-trading credit derivatives comprise protection purchased of $2,163 million (2008 – $3,167 million) and protection sold of $10 million (2008 – $147 million).
(3)	Comprises precious metal, commodity, stable value and equity derivative contracts.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            105

Note 7 Derivative instruments and hedging activities (continued)

Fair value of derivative instruments

	2009				2008
	Average fair value for year ended (1)		Year-end fair value		Average fair value for year ended (1)		Year-end fair value
	Positive	Negative	Positive	Negative	Positive	Negative	Positive	Negative
Held or issued for trading purposes
Interest rate contracts
Forward rate agreements	$336	$274	$221	$196	$191	$143	$329	$220
Swaps	56,487	51,138	47,660	43,119	21,632	21,559	32,596	30,448
Options purchased	1,744	–	1,712	–	797	–	1,569	–
Options written	–	2,353	–	2,007	–	1,216	–	1,714
	58,567	53,765	49,593	45,322	22,620	22,918	34,494	32,382
Foreign exchange contracts
Forward contracts	17,465	17,631	8,790	8,923	12,831	12,793	37,096	36,682
Cross currency swaps	2,004	1,665	2,219	1,614	2,396	1,777	1,597	1,574
Cross currency interest rate swaps	13,787	12,725	10,846	9,993	12,628	11,806	18,654	18,628
Options purchased	1,685	–	1,377	–	1,214	–	1,850	–
Options written	–	1,591	–	1,385	–	1,160	–	1,830
	34,941	33,612	23,232	21,915	29,069	27,536	59,197	58,714
Credit derivatives (2)	11,739	10,343	5,192	4,398	13,131	11,868	16,456	15,344
Other contracts (3)	12,298	10,774	8,148	8,112	8,617	11,486	18,914	17,322
	$117,545	$108,494	$86,165	$79,747	$73,437	$73,808	$129,061	$123,762
Held or issued for other than trading purposes
Interest rate contracts
Swaps			$4,334	$2,807			$3,687	$2,774
Options purchased			9	–			19	–
Options written			–	–			–	31
			4,343	2,807			3,706	2,805
Foreign exchange contracts
Forward contracts			466	490			1,404	1,299
Cross currency swaps			4	7			10	24
Cross currency interest rate swaps			1,866	1,587			3,377	2,544
Options purchased			–	–			10	–
Options written			–	–			–	6
			2,336	2,084			4,801	3,873
Credit derivatives (2)			128	20			400	15
Other contracts (3)			102	–			15	6
			6,909	4,911			8,922	6,699
Total gross fair values before netting (4), (5)			93,074	84,658			137,983	130,461
Valuation adjustments determined on a pooled basis			(633)	–			(1,117)	–
Impact of master netting agreements
With intent to settle net or simultaneously (6)			(268)	(268)			(1,756)	(1,756)
			$92,173	$84,390			$135,110	$128,705
Impact of master netting agreements
Without intent to settle net or simultaneously (7)			(62,868)	(62,868)			(76,179)	(76,179)
			$29,305	$21,522			$58,931	$52,526

(1)	Average fair value amounts are calculated based on monthly balances.
(2)	Comprises credit default swaps, total return swaps and credit default baskets, including credit derivatives given guarantee treatment for OSFI regulatory reporting purposes.
(3)	Comprises precious metal, commodity, stable value and equity derivative contracts. Certain warrants and loan commitments that meet the definition of derivatives are also included.
(4)	Total gross fair values before netting include market and credit valuation adjustments that are determined on an instrument-specific basis. Positive year-end fair values exclude margin requirements of $67 million (2008 – $1,024 million).
(5)	In our Consolidated Balance Sheets, the margin requirements are included in Derivative assets for 2008 but are included in Other assets for 2009.
(6)	Impact of offsetting credit exposures on contracts where we have both a legally enforceable master netting agreement in place and we intend to settle the contracts on either a net basis or simultaneously.
(7)	Additional impact of offsetting credit exposures on contracts where we have a legally enforceable master netting agreement in place but do not intend to settle the contracts on a net basis or simultaneously.

Fair value of derivative instruments by term to maturity

	2009				2008
	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
Derivative assets (1)	$22,819	$37,748	$31,606	$92,173	$135,110
Derivative liabilities (2)	20,572	35,162	28,656	84,390	128,705
(1)	Market and credit valuation adjustments that are determined on an instrument-specific basis and on a pooled basis are included. For 2009, Derivative assets in the table above and in our Consolidated Balance Sheets exclude margin requirements of $67 million that are included in Other assets. For 2008, Derivative assets in the table above exclude margin requirements of $1,024 million which are included in our Consolidated Balance Sheets.
(2)	Includes stable value contracts on $257 million of bank-owned life insurance policies and $3 million of 401(k) plans; in 2008 – these were derivative assets of $2 million and $1 million respectively.

106            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Derivative-related credit risk

Credit risk from derivative transactions is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. Therefore, derivative-related credit risk is represented by the positive fair value of the instrument and is normally a small fraction of the contract’s notional amount.

We subject our derivative-related credit risk to the same credit approval, limit and monitoring standards that we use for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared with established limits on a continual basis and is subject to a standard exception reporting process. We utilize a single internal rating system for all credit risk exposure. In most cases, these internal ratings approximate the external risk ratings of public rating agencies.

Netting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements. A master netting agreement provides for a single net settlement of all financial instruments covered by the agreement in the event of default. However, credit risk is reduced only to the extent that our financial obligations to the same counterparty can be set off against obligations of the counterparty to us. We maximize the use of master netting agreements to reduce derivative-related credit exposure. Our overall exposure to credit risk that is reduced through master netting agreements may change substantially following the reporting date as the exposure is affected by each transaction subject to the agreement as well as by changes in underlying market rates. Measurement of our credit exposure arising out of derivative transactions is reduced to reflect the effects of netting in cases where the enforceability of that netting is supported by appropriate legal analysis as documented in our trading credit risk policies.

The use of collateral is another significant credit mitigation technique for managing derivative-related counterparty credit risk. Mark-to-market provisions in our agreements with some counterparties, typically in the form of a Credit Support Annex, provide us with the right to request that the counterparty pay down or collateralize the current market value of its derivatives positions when the value passes a specified threshold amount.

Replacement cost represents the total fair value of all outstanding contracts in a gain position after factoring in the master netting agreements. The amounts in the table below exclude fair value of $3,234 million (2008 – $5,999 million) relating to exchange-traded instruments as they are subject to daily margining and are deemed to have no credit risk.

The credit equivalent amount is defined as the sum of the replacement cost plus an add-on amount for potential future credit exposure as defined by OSFI.

The risk-adjusted amount is determined by applying the standard OSFI-defined measures of counterparty risk to the credit equivalent amount.

Derivative-related credit risk

	2009 (1)			2008 (1)
	Replacement cost	Credit equivalent amount (2)	Risk-adjusted balance (3)	Replacement cost	Credit equivalent amount (2)	Risk-adjusted balance (3)
Interest rate contracts
Forward rate agreements	$152	$365	$352	$329	$430	$244
Swaps	11,794	15,773	5,485	7,743	12,938	4,106
Options purchased	466	975	316	353	729	230
	12,412	17,113	6,153	8,425	14,097	4,580
Foreign exchange contracts
Forward contracts	3,280	6,663	1,214	16,438	19,797	3,938
Swaps	4,697	12,744	2,888	9,692	19,212	3,806
Options purchased	892	1,504	346	508	1,101	274
	8,869	20,911	4,448	26,638	40,110	8,018
Credit derivatives (4)	2,409	4,140	4,096	5,607	10,344	8,130
Other contracts (5)	2,886	4,868	2,476	12,979	17,680	5,168
Total	$26,576	$47,032	$17,173	$53,649	$82,231	$25,896

(1)	The amounts presented are net of master netting agreements in accordance with Basel II.
(2)	The total credit equivalent amount includes collateral applied of $7,277 million (2008 – $4,721 million).
(3)	The risk-adjusted balance was calculated in accordance with Basel II.
(4)	Comprises credit default swaps, total return swaps and credit default baskets. The above excludes credit derivatives issued for other-than-trading purposes related to bought and sold protection with a replacement cost of $128 million (2008 – $400 million). Credit derivatives issued for other-than-trading purposes related to sold protection with a replacement cost of $nil (2008 – $3 million), credit equivalent amount of $10 million (2008 – $147 million) and risk-adjusted asset amount of $3 million (2008 – $35 million) which were given guarantee treatment per OSFI guidance.
(5)	Comprises precious metal, commodity and equity derivative contracts.

Replacement cost of derivative instruments by risk rating and by counterparty type

	2009
	Risk rating (1)					Counterparty type (2)
	AAA, AA	A	BBB	BB or lower	Total	Banks	OECD governments	Other	Total
Gross positive replacement cost Impact of master netting agreements	$31,331 21,982	$40,549 30,558	$12,521 8,444	$5,439 2,152	$89,840 63,136	$59,786 48,620	$8,900 6,065	$21,154 8,451	$89,840 63,136
Replacement cost (after netting agreements) (3)	$9,349	$9,991	$4,077	$3,287	$26,704	$11,166	$2,835	$12,703	$26,704
Replacement cost (after netting agreements) – 2008 (3)	$26,741	$16,043	$6,901	$4,364	$54,049	$17,439	$6,593	$30,017	$54,049

(1)	Our internal risk ratings for major counterparty types approximate those of public rating agencies. Ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings.
(2)	Counterparty type is defined in accordance with the capital adequacy requirements of OSFI.
(3)	Includes credit derivatives issued for other-than-trading purposes with a total replacement cost of $128 million (2008 – $400 million).

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            107

Note 8 Premises and equipment

	2009			2008
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land	$250	$–	$250	$216	$–	$216
Buildings	942	479	463	845	427	418
Computer equipment	2,018	1,537	481	2,100	1,444	656
Furniture, fixtures and other equipment	1,401	972	429	1,395	981	414
Leasehold improvements	1,642	898	744	1,624	857	767
	$6,253	$3,886	$2,367	$6,180	$3,709	$2,471

The depreciation expense for premises and equipment for 2009 was $389 million (2008 – $318 million; 2007 – $272 million).

Note 9 RBC Dexia Investor Services joint venture

RBC Dexia Investor Services

We operate our institutional and investor services business (IIS) through our joint venture, RBC Dexia Investor Services (RBC Dexia IS).

Assets and liabilities representing our interest in RBC Dexia IS and our proportionate share of its financial results before adjusting for related party transactions are presented in the following tables:

	As at
	October 31 2009	October 31 2008
Consolidated Balance Sheets
Assets (1)	$15,502	$19,136
Liabilities	14,438	18,114

(1)	Includes $73 million (2008 – $72 million) of goodwill and $137 million (2008 – $158 million) of intangible assets.

	For the year ended
	October 31 2009	October 31 2008	October 31 2007
Consolidated Statements of Income
Net interest income	$152	$162	$116
Non-interest income	496	647	600
Non-interest expense	593	602	529
Net income	34	135	125
Consolidated Statements of Cash Flows
Cash flows from (used in) operating activities	$446	$(1,433)	$(546)
Cash flows from (used in) investing activities	2,869	(2,158)	(2,299)
Cash flows (used in) from financing activities	(3,328)	3,713	2,856

We provide certain services to RBC Dexia IS, which include administrative and technology support, human resources, and credit and banking facilities to support its operations. RBC Dexia IS also provides certain services to us, including custody and trusteeship, fund and investment administration, transfer agency and investor services. These services and facilities are provided by the respective parties in the normal course of operations on terms similar to those offered to non-related parties. The amount of income earned and expenses incurred by RBC Dexia IS related to transactions with RBC are as follows:

	For the year ended
	October 31 2009	October 31 2008	October 31 2007
Net interest income	$49	$145	$157
Non-interest income	25	28	26
Non-interest expense	37	38	34

108            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Note 10 Goodwill and other intangibles

Goodwill

During the second quarter, we determined that the goodwill of our International Banking reporting unit was impaired by $1 billion. This impairment reflected the continuing impact of the deterioration in the overall U.S. economic environment, including declines in the U.S. housing market and in the market value of U.S. banks. The $1 billion impairment charge impacted our United States geographic results for the year ended October 31, 2009 and was recorded in our International Banking business segment; refer to Note 28.

We also completed our annual assessment for goodwill impairment in all reporting units and determined that there was no other goodwill impairment for the year ended October 31, 2009 (2008 – $nil; 2007 – $nil).

The following tables disclose the changes in goodwill during 2008 and 2009.

	Canadian Banking	Wealth Management	Insurance	International Banking (1)	Capital Markets	Total
Balance at October 31, 2007	$2,050	$882	$–	$996	$824	$4,752
Business reorganization (1)	(131)	–	131	–	–	–
Goodwill acquired during the year	–	1,147	–	2,877	21	4,045
Other adjustments (2)	–	217	22	733	208	1,180
Balance at October 31, 2008	$1,919	$2,246	$153	$4,606	$1,053	$9,977
Goodwill acquired during the year	15	20	–	–	4	39
Goodwill impairment charge	–	–	–	(1,000)	–	(1,000)
Other adjustments (2)	2	(121)	(13)	(398)	(118)	(648)
Balance at October 31, 2009	$1,936	$2,145	$140	$3,208	$939	$8,368

(1)	The reorganization during 2008 resulted in the creation of our Insurance segment and the U.S. & International Banking segment being renamed International Banking.
(2)	Other adjustments primarily include the impact of foreign exchange translations on foreign currency-denominated goodwill.

Other intangibles

	2009			2008
	Gross carrying amount	Accumulated amortization (1)	Net carrying amount	Gross carrying amount	Accumulated amortization (1)	Net carrying amount
Core deposit intangibles	$688	$(328)	$360	$725	$(273)	$452
Customer lists and relationships	1,121	(388)	733	1,073	(288)	785
Mortgage servicing rights	67	(50)	17	70	(54)	16
Computer software (2)	2,136	(1,213)	923	1,782	(993)	789
	$4,012	$(1,979)	$2,033	$3,650	$(1,608)	$2,042

(1)	Total amortization expense for 2009 was $462 million (2008 – $356 million).
(2)	Computer software was reclassified from Premises and Equipment effective November 1, 2008 in accordance with Section 3064. Refer to Note 1.

The projected amortization of Other intangibles for each of the years ending October 31, 2010 to October 31, 2014 is approximately $147 million. There were no writedowns of intangible assets due to impairment for the year ended October 31, 2009 (2008 – $nil).

Note 11 Significant acquisitions

2008

International Banking

In February 2008, RBC Bancorporation (USA), formerly RBC Centura Banks, Inc., completed the acquisition of Birmingham-based Alabama National BanCorporation (ANB), parent of 10 subsidiary banks and other affiliated businesses in Alabama, Florida and Georgia.

In June 2008, we completed the acquisition of RBTT Financial Group (RBTT) for a total purchase price of TT$13.7 billion (C$2.3 billion). RBTT is a Caribbean–based banking and financial services group which offers a complete range of banking and financial intermediation services to customers in Trinidad and Tobago and other Caribbean countries.

Details of the final purchase price and the allocation, including an adjustment made in the fourth quarter for RBTT, are as follows:

	ANB	RBTT
Acquisition date	February 22, 2008	June 16, 2008
Percentage of shares acquired	100%	100%
Purchase consideration in the currency of the transaction	Total cash payment of US$934 million and 16.4 million RBC common shares valued at US $49.9067 each	Total cash payment of TT$8.3 billion and 18.2 million RBC common shares valued at US$48.2540 each
Purchase consideration in Canadian dollar equivalent	$ 1,775	$ 2,281
Fair value of tangible assets acquired (1)	$ 7,444	$ 8,787
Fair value of liabilities assumed (2)	(7,067)	(8,219)
Fair value of identifiable net assets acquired	377	568
Core deposit intangibles (3)	91	160
Goodwill	1,307	1,553
Total purchase consideration	$ 1,775	$ 2,281

(1)	Included in the fair value of tangible assets acquired from ANB are loans of approximately $140 million that have been identified for sale.
(2)	Includes future income tax liabilities of $32 million and $19 million related to the intangible assets acquired for ANB and RBTT, respectively.
(3)	Core deposit intangibles are amortized on a straight-line basis over an estimated average useful life of seven years.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            109

Note 11 Significant acquisitions (continued)

Wealth Management

In May 2008, we completed the acquisition of Vancouver-based Phillips, Hager & North Investment Management Ltd. (PH&N), an investment management firm with approximately $68 billion of assets under management.

In June 2008, we completed the acquisition of Washington D.C.-based Ferris, Baker Watts, Incorporated (FBW), a full-service broker- dealer with 42 branch offices in eight states and the District of Columbia.

Details of the final purchase price allocations are as follows:

	PH&N	FBW
Acquisition date	May 1, 2008	June 20, 2008
Percentage of shares acquired	100%	100%
Purchase consideration in the currency of the transaction (1)	20.2 million RBC common shares and 6.75 million exchangeable shares of a wholly owned subsidiary of RBC valued at $48.0025 each	Total cash payment of US $27 million and 4.8 million RBC common shares valued at US $48.2485 each
Purchase consideration in Canadian dollar equivalent	$ 1,297	$ 265
Fair value of tangible assets acquired	$ 68	$ 420
Fair value of liabilities assumed (2)	(179)	(299)
Fair value of identifiable net assets acquired	(111)	121
Customer relationships (3)	423	7
Goodwill	985	137
Total purchase consideration	$ 1,297	$ 265

(1)	The exchangeable shares issued for the acquisition of PH&N will be exchanged on a one-for-one basis for RBC common shares three years after closing in accordance with the purchase agreement.
(2)	Includes future income tax liabilities of $115 million and $3 million related to the intangible assets acquired for PH&N and FBW, respectively.
(3)	Customer relationships are amortized on a straight-line basis over an estimated average useful life of 11 years and seven years for PH&N and FBW, respectively.

Other acquisitions

During the year ended October 31, 2008, we also completed the following acquisitions: (i) on December 4, 2007, International Banking completed the acquisition of a 50% interest in Fidelity Merchant Bank & Trust Limited, the Bahamas-based wholly owned subsidiary of Fidelity Bank & Trust International Limited, to form a joint venture called Royal Fidelity Merchant Bank & Trust Limited; (ii) on August 4, 2008, Capital Markets completed the acquisition of

Richardson Barr & Co., a Houston-based energy advisory firm specializing in acquisitions and divestitures in the exploration and production sector; and (iii) on October 1, 2008, Canadian Banking acquired ABN AMRO’s Canadian commercial leasing division. The combined final purchase price of these acquisitions, which were not material to the respective segments, was $389 million and resulted in goodwill of $26 million.

Note 12 Other assets

	2009	2008
Receivable from brokers, dealers and clients	$3,185	$10,269
Accrued interest receivable	1,735	2,461
Investment in associated corporations and limited partnerships	637	1,156
Insurance-related assets (1)	1,297	1,062
Net future income tax asset (refer to Note 23)	1,726	1,706
Prepaid pension benefit cost (2) (refer to Note 20)	1,028	551
Other	5,325	8,126
	$14,933	$25,331

(1)	Insurance-related assets include policy loan balances, premiums outstanding, amounts due from other insurers in respect of reinsurance contracts and pooling arrangements, and deferred acquisition costs.
(2)	Prepaid pension benefit cost represents the cumulative excess of pension fund contributions over pension benefit expense.

110            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Note 13 Deposits

The following table details our deposit liabilities.

	2009				2008
	Demand (1)	Notice (2)	Term (3), (4), (5)	Total	Total
Personal	$73,629	$9,837	$68,862	$152,328	$139,036
Business and government (4), (5)	105,220	1,717	113,835	220,772	269,994
Bank	4,023	18	21,163	25,204	29,545
	$182,872	$11,572	$203,860	$398,304	$438,575
Non-interest-bearing
Canada				$41,175	$34,463
United States				4,893	4,682
Other International				3,041	4,579
Interest-bearing
Canada (4), (5)				174,345	168,246
United States				47,930	68,450
Other International				126,920	158,155
				$398,304	$438,575

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits include both savings and chequing accounts.
(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. At October 31, 2009, the balance of term deposits also includes senior deposit notes we have issued to provide long-term funding of $75.5 billion (2008 – $63.9 billion).
(4)	The senior deposit note of $900 million issued to Trust II (refer to Note 17) is included in Business and government deposits. This senior deposit note bears interest at an annual rate of 5.812% and will mature on December 31, 2053. The note is redeemable at our option, in whole or in part, on and after December 31, 2008, subject to the approval of OSFI. It may be redeemed earlier, at our option in certain specified circumstances, subject to the approval of OSFI. Each $1,000 of the note principal is convertible at any time into 40 of our Non-cumulative redeemable First Preferred Shares Series U at the option of Trust II. Trust II will exercise this conversion right in circumstances in which holders of RBC Trust Capital Securities Series 2013 (RBC TruCS 2013) exercise their holder exchange right. Refer to Note 17 for more information on RBC TruCS 2013.
(5)	Business and government deposits also include a senior deposit note of $999.8 million issued to Trust III (refer to Note 17). This senior deposit note bears interest at an annual rate of 4.72% and will mature on April 30, 2017. Subject to OSFI’s approval, the note is redeemable at our option, in whole or in part, on or after April 30, 2012, at the Redemption Price and may also be redeemed earlier at our option at the Early Redemption Price. The Redemption Price is an amount equal to $1,000 plus the unpaid distributions to the redemption date. The Early Redemption Price is an amount equal to the greater of: (i) the Redemption Price, and (ii) the price calculated to provide an annual yield, equal to the yield on Government of Canada bonds from the redemption date to April 30, 2012, plus 11 basis points.

The following table presents the contractual maturities of our demand, notice and term deposit liabilities. Included in “within 1 year” are deposits payable on demand and deposits payable after notice.

Deposits (1)

	2009	2008
Within 1 year	$258,322	$357,112
1 to 2 years	78,338	30,768
2 to 3 years	28,892	19,912
3 to 4 years	15,570	10,871
4 to 5 years	5,464	11,319
Over 5 years	11,718	8,593
	$398,304	$438,575

(1)	The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2009 was $167 billion (2008 – $221 billion).

Average deposit balances and average of interest paid rates

	Average balances		Average rates
	2009	2008	2009	2008
Canada	$207,506	$187,182	1.42%	2.36%
United States	65,138	58,997	1.19	2.98
Other International	149,314	164,862	2.03	3.63
	$421,958	$411,041	1.60%	2.96%

Note 14 Insurance

Insurance claims and policy benefit liabilities

	2009	2008
Life and Health	$8,151	$6,676
Property and Casualty	532	459
Reinsurance	239	250
Total	$8,922	$7,385

Future policy benefit liabilities	8,093	6,660
Claims liabilities	829	725
Total	$8,922	$7,385

The net increase in Insurance claims and policy benefit liabilities over the prior year comprised: (i) the net increase in life and health and property and casualty liabilities attributable to business growth; (ii) the increase due to market movements on assets backing life and health, reinsurance and property and casualty liabilities; and (iii) the favourable impact of the appreciation of the Canadian dollar on U.S. dollar-denominated liabilities.

Furthermore, the review of various actuarial assumptions and completion of certain actuarial experience studies resulted in a net increase of $20 million in life and health insurance liabilities (2008 – a net decrease of $144 million). This was predominantly driven by the impact of ongoing experience studies, refinements to cash flow models and methods, investment portfolio changes and updated interest rate assumptions.

Reinsurance

In the ordinary course of business, our insurance operations reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks, and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor our concentrations of credit risks to minimize our exposure to losses from reinsurer insolvency.

Reinsurance amounts (ceded premiums) included in Non-interest income for the years ended October 31 are shown in the table below.

Net premiums

	2009	2008	2007
Gross premiums	$4,884	$3,760	$3,445
Ceded premiums	(995)	(896)	(852)
	$3,889	$2,864	$2,593

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            111

Note 15 Other liabilities

	2009	2008
Short-term borrowings of subsidiaries	$3,295	$5,402
Payable to brokers, dealers and clients	4,922	9,610
Accrued interest payable	2,052	2,925
Accrued pension and other post-employment benefit expense (1) (refer to Note 20)	1,436	1,383
Insurance-related liabilities	488	428
Dividends payable	775	701
Payroll and related compensation	5,010	3,855
Trade payables and related accounts	1,500	2,329
Taxes payable	1,946	139
Cheques and other items in transit	2,099	1,193
Other	7,484	7,844
	$31,007	$35,809

(1)	Accrued pension and other post-employment benefit expense represents the cumulative excess of pension and other post-employment benefit expense over pension and other post-employment fund contributions.

Note 16 Subordinated debentures

The debentures are unsecured obligations and are subordinated in right of payment to the claims of depositors and certain other creditors. All redemptions, cancellations and exchanges of subordinated debentures are subject to the consent and approval of

OSFI. All subordinated debentures are redeemable at our option.

The amounts presented below are net of our holdings in these securities which have not been cancelled and are still outstanding.

Maturity	Earliest par value redemption date		Interest rate		Denominated in foreign currency	2009	2008
March 15, 2009			6.50%		US$125	$–	$151
January 27, 2014	January 27, 2009	(1)	3.96%	(2)		–	500
June 1, 2014	June 1, 2009	(1)	4.18%	(2)		–	1,001
November 14, 2014			10.00%			264	271
January 25, 2015	January 25, 2010	(3)	7.10%	(2)		506	528
June 24, 2015	June 24, 2010		3.70%	(2)		809	816
April 12, 2016	April 12, 2011	(4)	6.30%	(2)		403	407
March 11, 2018	March 11, 2013	(5)	4.84%	(6)		1,048	1,039
June 6, 2018	June 6, 2013	(7)	5.00%	(8)		1,013	1,012
November 4, 2018	November 4, 2013	(9)	5.45%	(2)		1,106	1,102
June 8, 2023			9.30%			110	110
June 26, 2037	June 26, 2017	(10)	2.86%	(11)	JPY10,000	110	81
October 1, 2083		(12)		(13)		224	224
June 6, 2085		(12)		(14)	US$189	205	228
June 18, 2103	June 18, 2009	(15)	5.95%	(16)		673	672
						$6,471	$8,142
Deferred financing costs						(10)	(11)
						$6,461	$8,131

The terms and conditions of the debentures are as follows:

(1)	Redeemed on the earliest par value redemption date at principal plus accrued interest to the redemption date.
(2)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.00% above the 90-day Bankers’ Acceptance rate.
(3)	Redeemable at any time prior to the earliest par value redemption date at the greater of: (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 12.5 basis points and (ii) par value, and thereafter at any time at par value.
(4)	Redeemable at any time prior to the earliest par value redemption date at the greater of: (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 22 basis points and (ii) par value, and thereafter at any time at par value.
(5)	Redeemable at any time prior to the earliest par value redemption date at the greater of: (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 42.5 basis points and (ii) par value, and thereafter at any time at par value.
(6)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 2.00% above the 90-day Bankers’ Acceptance rate.
(7)	Redeemable at any time prior to the earliest par value redemption date at the greater of: (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 44 basis points and (ii) par value, and thereafter at any time at par value.
(8)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 2.15% above the 90-day Bankers’ Acceptance rate.
(9)	Redeemable at any time prior to the earliest par value redemption date at the greater of: (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 14 basis points and (ii) par value, and thereafter at any time at par value.
(10)	Redeemable on or after June 26, 2017 at par value.
(11)	Fixed interest rate at 2.86% per annum, payable semi-annually.
(12)	Redeemable on any interest payment date at par value.
(13)	Interest at a rate of 40 basis points above the 30-day Bankers’ Acceptance rate.
(14)	Interest at a rate of 25 basis points above the U.S. dollar 3-month LIMEAN. In the event of a reduction of the annual dividend we declare on our common shares, the interest payable on the debentures is reduced pro rata to the dividend reduction and the interest reduction is payable with the proceeds from the sale of newly issued common shares.
(15)	Redeemable on June 18, 2009, or every fifth anniversary of such date at par value. Redeemable on any other date at the greater of par and the yield on a non-callable Government of Canada bond plus 21 basis points if redeemed prior to June 18, 2014, or 43 basis points if redeemed at any time after June 18, 2014.
(16)	Interest at a rate of 5.95% until earliest par value redemption date and every 5 years thereafter at the 5-year Government of Canada yield plus 172 basis points.

Maturity schedule

The aggregate maturities of subordinated debentures, based on the maturity dates under the terms of issue, are as follows:

2009
Within 1 year	$–
1 to 5 years	–
5 to 10 years	5,149
Thereafter	1,322
$6,471

112            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Note 17 Trust capital securities

We issue innovative capital instruments, RBC Trust Capital Securities (RBC TruCS) and RBC Trust Subordinated Notes (RBC TSNs), through three SPEs: RBC Capital Trust (Trust), Trust II and Trust III.

In 2008, we issued $500 million of RBC Trust Capital Securities Series 2008-1 (RBC TruCS 2008-1) through our consolidated subsidiary, Trust, a closed-end trust. The issue was priced at $1,000 per RBC TruCS 2008-1, and the proceeds were used to fund the Trust’s acquisition of trust assets. The holders of RBC TruCS 2008-1 do not have any conversion rights or any other redemption rights. As a result, upon consolidation of the Trust, RBC TruCS 2008-1 are classified as Non-controlling interest in subsidiaries (refer to Note 19).

In prior years, we also issued non-voting RBC Trust Capital Securities Series 2010, 2011 and 2015 (RBC TruCS 2010, 2011 and 2015) through the Trust. RBC TruCS 2010 and 2011 are classified as Trust capital securities. The proceeds of the RBC TruCS 2010 and 2011 were used to fund the Trust’s acquisition of trust assets. Holders of RBC TruCS 2010 and 2011 are eligible to receive semi-annual non-cumulative fixed cash distributions.

Unlike the RBC TruCS 2010 and 2011, the holders of RBC TruCS 2015 do not have any conversion rights or any other redemption rights. As a result, upon consolidation of the Trust, RBC TruCS 2015 are classified as Non-controlling interest in subsidiaries (refer to Note 19). Holders of RBC TruCS 2015 are eligible to receive semi-annual non-cumulative fixed cash distributions until December 31, 2015 and a floating-rate cash distribution thereafter.

Trust II, an open-end trust, has issued non-voting RBC TruCS 2013, the proceeds of which were used to purchase a senior deposit note from us. Trust II is a VIE under AcG-15 (refer to Note 6). We do not consolidate Trust II as we are not the Primary Beneficiary; therefore, the RBC TruCS 2013 issued by Trust II are not reported on our Consolidated Balance Sheets, but the senior deposit note is reported in Business and government deposit liabilities (refer to Note 13). Holders of RBC TruCS 2013 are eligible to receive semi-annual non-cumulative fixed cash distributions.

No cash distributions will be payable by the trusts on RBC TruCS if we fail to declare regular dividends on our preferred shares, or on our common shares if no preferred shares are then outstanding. In this case, the net distributable funds of the trusts will be distributed to us as holders of residual interest in the trusts. Should the trusts fail to pay the semi-annual distributions in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

In 2007, we issued $1 billion innovative subordinated debentures, RBC TSNs – Series A, through Trust III. Trust III is a closed-end trust. The proceeds were used to purchase a senior deposit note from us. Trust III is a VIE under AcG -15. We do not consolidate Trust III as we are not the Primary Beneficiary (refer to Note 6); therefore, the RBC TSNs – Series A issued by Trust III are not reported on our Consolidated Balance Sheet but the senior deposit note issued by us to Trust III is reported in Business and government deposit liabilities (refer to Note 13).

The table below presents the significant terms and conditions of RBC TruCS and RBC TSNs as at October 31, 2009 and 2008.

					Redemption date	Conversion date	2009	2008
Issuer	Issuance date	Distribution dates	Annual yield		At the option of the issuer	At the option of the holder	Principal amount	Principal amount
RBC Capital Trust (1),(2),(3),(4),(5),(6),(7)
Included in Trust capital securities
650,000 Trust Capital Securities – Series 2010	July 24, 2000	June 30, December 31	7.288%		December 31, 2005	December 31, 2010	$650	$650
750,000 Trust Capital Securities – Series 2011	December 6, 2000	June 30, December 31	7.183%		December 31, 2005	December 31, 2011	750	750
							$1,400	$1,400
Included in Non-controlling interest in subsidiaries
1,200,000 Trust Capital Securities – Series 2015	October 28, 2005	June 30, December 31	4.87%	(8)	December 31, 2010	Holder does not have conversion option	1,200	1,200
500,000 Trust Capital Securities – Series 2008-1	April 28, 2008	June 30, December 31	6.821%	(8)	June 30, 2013	Holder does not have conversion option	500	500
							$3,100	$3,100
RBC Capital Trust II (2),(3),(4),(6),(7),(9)
900,000 Trust Capital Securities – Series 2013	July 23, 2003	June 30, December 31	5.812%		December 31, 2008	Any time	$900	$900
RBC Subordinated Notes Trust (3),(4),(5),(6),(7),(10),(11)
$1 billion 4.58% Trust Subordinated Notes – Series A	April 30, 2007	April 30, October 30	4.584%		Any time	Holder does not have conversion option	$1,000	$1,000

The significant terms and conditions of the RBC TruCS and RBC TSNs are as follows:

(1)	Subject to the approval of OSFI, the Trust may, in whole (but not in part), on the Redemption date specified above, and on any Distribution date thereafter, redeem the RBC TruCS 2008-1, 2010, 2011 and 2015, without the consent of the holders.
(2)	Subject to the approval of OSFI, upon occurrence of a special event as defined, prior to the Redemption date specified above, the trusts may redeem all, but not part of, RBC TruCS 2008-1, 2010, 2011, 2013 or 2015 without the consent of the holders.
(3)	Issuer Redemption Price: The RBC TruCS 2008-1 may be redeemed for cash equivalent to: (i) the Early Redemption Price if the redemption occurs prior to June 30, 2018, or (ii) the Redemption Price if the redemption occurs on or after June 30, 2018. The RBC TruCS 2010 and 2011 may be redeemed for cash equivalent to: (i) the Early Redemption Price if the redemption occurs earlier than six months prior to the conversion date specified above, or (ii) the Redemption Price if the redemption occurs on or after the date that is six months prior to the conversion date as indicated above. The RBC TruCS 2013 and 2015 may be redeemed for cash equivalent to: (i) the Early Redemption Price if the redemption occurs prior to December 31, 2013 and 2015, respectively, or (ii) the Redemption Price if the redemption occurs on or after December 31, 2013 and 2015, respectively. The RBC TSNs – Series A may be redeemed, in whole or in part, subject to the approval of OSFI, for cash equivalent to: (i) the Early Redemption Price if the notes are redeemed prior to April 30, 2012, or (ii) the Redemption Price if the notes are redeemed on or after April 30, 2012. Redemption Price refers to an amount equal to $1,000 plus the unpaid distributions to the Redemption date. Early Redemption Price refers to an amount equal to the greater of: (i) the Redemption Price, and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond issued on the Redemption date with a maturity date of June 30, 2018, plus 77 basis points, for RBC TruCS 2008-1, a maturity date of June 30, 2010 and 2011, plus 33 basis points and 40 basis points, for RBC TruCS 2010 and 2011, respectively, and a maturity date of December 31, 2013 and 2015, plus 23 basis points and 19.5 basis points, for RBC TruCS 2013 and 2015, respectively; and a maturity date of April 30, 2012, plus 11 basis points for RBC TSNs – Series A.

(4)	Automatic Exchange Event: Without the consent of the holders, each RBC TruCS 2008-1 will be exchanged automatically for 40 of our non-cumulative redeemable Bank Preferred Shares Series AI, each RBC TruCS 2010, 2011, 2013 and 2015 will be exchanged automatically for 40 of our non-cumulative redeemable First Preferred Shares Series Q, R, T and Z, respectively, and each RBC TSN-Series A will be exchanged automatically for an equal principal amount of Bank Series 10 Subordinated Notes upon occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us; (iii) we have Tier 1 capital ratio of less than 5% or Total capital ratio of less than 8%; or (iv) OSFI has directed us to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. The Bank Preferred Shares Series AI and the First Preferred Shares Series T and Z pay semi-annual non-cumulative cash dividends and Series T is convertible at the option of the holder into a variable number of common shares.
(5)	From time to time, we purchase some of the innovative capital instruments and hold them temporarily. As at October 31, 2009 we held $5 million of RBC TruCS 2008-1, $2 million of RBC TruCS 2010, $2 million of RBC TruCS 2011 and $10 million of RBC TSNs – Series A as treasury holdings which were deducted from regulatory capital. As at October 31, 2008 we held none.
(6)	Regulatory capital: According to OSFI guidelines, innovative capital instruments may comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2B capital. RBC TSN-Series A qualifies as Tier 2B capital. As at October 31, 2009, $3,991 million represents Tier 1 capital (2008 – $3,857 million), $1,017 million represents Tier 2B capital (2008 – $1,169 million) and $19 million of our treasury holdings of innovative capital is deducted for regulatory capital purposes (2008 – $nil).

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            113

Note 17 Trust capital securities (continued)

(7)	Holder Exchange Right: Holders of RBC TruCS 2010 and 2011 may exchange, on any distribution date on or after the conversion date specified above, RBC TruCS 2010 and 2011 for 40 non-cumulative redeemable Bank First Preferred Shares, Series Q and Series R, respectively. Holders of RBC TruCS 2013 may, at any time, exchange all or part of their holdings for 40 non-cumulative redeemable First Preferred Shares Series U, for each RBC TruCS 2013 held. The First Preferred Shares Series Q, R and U pay semi-annual non-cumulative cash dividends as and when declared by our Board of Directors and are convertible at the option of the holder into a variable number of common shares. Holders of RBC TruCS 2008-1, RBC TruCS 2015 and RBC TSNs- Series A do not have similar exchange rights.
(8)	The non-cumulative cash distribution on the RBC TruCS 2015 will be 4.87% paid semi-annually until December 31, 2015, and at one half of the sum of 180-day Bankers’ Acceptance rate plus 1.5%, thereafter. The non-cumulative cash distribution on the RBC

TruCS 2008-1 will be 6.821%, paid semi-annually in an amount of $34.105 on June 30 and December 31 of each year until June 30, 2018, and floating distributions thereafter at the six-month Bankers’ Acceptance rate plus 350 basis points.

(9)	Subject to the approval of OSFI, Trust II may, in whole or in part, on the Redemption date specified above, and on any distribution date thereafter, redeem any outstanding RBC TruCS 2013, without the consent of the holders.
(10)	The cash distribution on the RBC TSNs – Series A will be 4.58% paid semi-annually until April 30, 2012, and at 90-day Bankers’ Acceptance rate plus 1% thereafter paid quarterly until their maturity on April 30, 2017.
(11)	We will guarantee the payment of principal, interest, the redemption price, if any, and any other amounts of the RBC TSNs – Series A when they become due and payable, whether at stated maturity, call for redemption, automatic exchange or otherwise according to the terms of the Bank Subordinated Guarantee and the Trust Indenture.

Note 18 Preferred share liabilities and share capital

Authorized share capital

Preferred – An unlimited number of First Preferred Shares and Second Preferred Shares without nominal or par value, issuable in series; the aggregate consideration for which all the First Preferred Shares and all the Second Preferred Shares that may be issued may not exceed $20 billion and $5 billion, respectively.

Common – An unlimited number of shares without nominal or par value may be issued.

Issued and outstanding shares (1)

	2009			2008			2007
	Number of shares (000s)	Amount	Dividends declared per share	Number of shares (000s)	Amount	Dividends declared per share	Number of shares (000s)	Amount	Dividends declared per share
Preferred share liabilities
First preferred
Non-cumulative Series N (2)	–	$–	$–	–	$–	$.88	11,916	$298	$1.18
Treasury shares – sales	–	–		–	–		152	4
Treasury shares – purchases	–	–		–	–		(68)	(2)
Preferred share liabilities, net of treasury holdings	–	$–		–	$–		12,000	$300
Preferred shares
First preferred (3)
Non-cumulative Series W	12,000	$300	$1.23	12,000	$300	$1.23	12,000	$300	$1.23
Non-cumulative Series AA	12,000	300	1.11	12,000	300	1.11	12,000	300	1.11
Non-cumulative Series AB	12,000	300	1.18	12,000	300	1.18	12,000	300	1.18
Non-cumulative Series AC	8,000	200	1.15	8,000	200	1.15	8,000	200	1.22
Non-cumulative Series AD	10,000	250	1.13	10,000	250	1.13	10,000	250	1.06
Non-cumulative Series AE	10,000	250	1.13	10,000	250	1.13	10,000	250	.95
Non-cumulative Series AF	8,000	200	1.11	8,000	200	1.11	8,000	200	.77
Non-cumulative Series AG	10,000	250	1.13	10,000	250	1.13	10,000	250	.65
Non-cumulative Series AH	8,500	213	1.41	8,500	213	.81	–	–	–
Non-cumulative, 5-Year Rate Reset Series AJ	16,000	400	1.49	16,000	400	–	–	–	–
Non-cumulative, 5-Year Rate Reset Series AL	12,000	300	1.48	–	–	–	–	–	–
Non-cumulative, 5-Year Rate Reset Series AN	9,000	225	1.50	–	–	–	–	–	–
Non-cumulative, 5-Year Rate Reset Series AP	11,000	275	1.34	–	–	–	–	–	–
Non-cumulative, 5-Year Rate Reset Series AR	14,000	350	1.27	–	–	–	–	–	–
Non-cumulative, 5-Year Rate Reset Series AT	11,000	275	1.11	–	–	–	–	–	–
Non-cumulative, 5-Year Rate Reset Series AV	16,000	400	1.01	–	–	–	–	–	–
Non-cumulative, 5-Year Rate Reset Series AX	13,000	325	.87	–	–	–	–	–	–
		$4,813			$2,663			$2,050
Common shares
Balance at beginning of year	1,341,260	$10,384		1,276,260	$7,300		1,280,890	$7,196
Issued on new acquisitions	–	–		59,675	2,937		–	–
Issued for general business purpose	65,263	2,301		–	–		–	–
Issued under Dividend Reinvestment Plan	5,279	232		–	–		–	–
Issued under the stock option plan (4)	5,808	158		6,445	153		7,215	170
Purchased for cancellation	–	–		(1,120)	(6)		(11,845)	(66)
Balance at end of year	1,417,610	$13,075	$2.00	1,341,260	$10,384	$2.00	1,276,260	$7,300	$1.82
Treasury shares – Preferred shares
Balance at beginning of year	(260)	$(5)		(249)	$(6)		(94)	(2)
Sales	618	13		1,060	23		1,345	33
Purchases	(423)	(10)		(1,071)	(22)		(1,500)	(37)
Balance at end of year	(65)	$(2)		(260)	$(5)		(249)	$(6)
Treasury shares – Common shares
Balance at beginning of year	(2,258)	$(104)		(2,444)	$(101)		(5,486)	$(180)
Sales	1,364	59		1,269	51		4,756	175
Purchases	(1,233)	(50)		(1,083)	(54)		(1,714)	(96)
Balance at end of year	(2,127)	$(95)		(2,258)	$(104)		(2,444)	$(101)

(1)	The 6.75 million exchangeable shares of a wholly owned subsidiary of RBC issued for the acquisition of PH&N are not included in this table. Refer to Note 11.
(2)	On August 22, 2008, we redeemed Non-cumulative First Preferred Shares Series N at a redemption price equal to the carrying value.
(3)	First Preferred Shares Series were issued at $25 per share.
(4)	Includes fair value adjustments to stock options of $6 million (2008 – $5 million), the exercise of stock options from tandem stock appreciation rights (SARs) awards, resulting in a reversal of the accrued liability, net of related income taxes, of $13 million (2008 – $4 million), and from renounced tandem SARs, net of related income taxes, of $7 million (2008 – $4 million).

114            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Terms of preferred share liabilities and preferred shares

	Dividend per share (1)	Initial period annual yield	Dividend reset rate (6)	Redemption date (2)	Issue date	Redemption price (2), (3)	Conversion date (5)
							At the option of the bank (2), (4)	At the option of the holder
Preferred shares
First preferred
Non-cumulative Series W	$.306250	4.90%		February 24, 2010	January 31, 2005	$26.00	February 24, 2010	Not convertible
Non-cumulative Series AA	.278125	4.45%		May 24, 2011	April 4, 2006	26.00	Not convertible	Not convertible
Non-cumulative Series AB	.293750	4.70%		August 24, 2011	July 20, 2006	26.00	Not convertible	Not convertible
Non-cumulative Series AC	.287500	4.60%		November 24, 2011	November 1, 2006	26.00	Not convertible	Not convertible
Non-cumulative Series AD	.281250	4.50%		February 24, 2012	December 13, 2006	26.00	Not convertible	Not convertible
Non-cumulative Series AE	.281250	4.50%		February 24, 2012	January 19, 2007	26.00	Not convertible	Not convertible
Non-cumulative Series AF	.278125	4.45%		May 24, 2012	March 14, 2007	26.00	Not convertible	Not convertible
Non-cumulative Series AG	.281250	4.50%		May 24, 2012	April 26, 2007	26.00	Not convertible	Not convertible
Non-cumulative Series AH	.353125	5.65%		May 24, 2013	April 29, 2008	26.00	Not convertible	Not convertible
Non-cumulative, 5-Year Rate Reset Series AJ	.312500	5.00%	1.93%	February 24, 2014	September 16, 2008	25.00	Not convertible	Not convertible
Non-cumulative, 5-Year Rate Reset Series AL	.350000	5.60%	2.67%	February 24, 2014	November 3, 2008	25.00	Not convertible	Not convertible
Non-cumulative, 5-Year Rate Reset Series AN	.390625	6.25%	3.50%	February 24, 2014	December 8, 2008	25.00	Not convertible	Not convertible
Non-cumulative, 5-Year Rate Reset Series AP	.390625	6.25%	4.19%	February 24, 2014	January 14, 2009	25.00	Not convertible	Not convertible
Non-cumulative, 5-Year Rate Reset Series AR	.390625	6.25%	4.50%	February 24, 2014	January 29, 2009	25.00	Not convertible	Not convertible
Non-cumulative, 5-Year Rate Reset Series AT	.390625	6.25%	4.06%	August 24, 2014	March 9, 2009	25.00	Not convertible	Not convertible
Non-cumulative, 5-Year Rate Reset Series AV	.390625	6.25%	4.42%	August 24, 2014	April 1, 2009	25.00	Not convertible	Not convertible
Non-cumulative, 5-Year Rate Reset Series AX	.381250	6.10%	4.13%	November 24, 2014	April 29, 2009	25.00	Not convertible	Not convertible

(1)	Non-cumulative preferential dividends on Series W, AA, AB, AC, AD, AE, AF, AG, AH, AJ, AL, AN, AP, AR, AT, AV and AX are payable quarterly, as and when declared by the Board of Directors, on or about the 24th day of February, May, August and November.
(2)	The redemption price represents the price as at October 31, 2009 or the contractual redemption price, whichever is applicable. Subject to the consent of OSFI and the requirements of the Act, we may, on or after the dates specified above, redeem First Preferred Shares. These may be redeemed for cash, in the case of Series W, at a price per share of $26, if redeemed during the 12 months commencing February 24, 2010, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after February 24, 2014; and in the case of Series AA, at a price per share of $26, if redeemed during the 12 months commencing May 24, 2011, and decreasing by $.25 each 12- month period thereafter to a price per share of $25 if redeemed on or after May 24, 2015; and in the case of Series AB, at a price per share of $26, if redeemed during the 12 months commencing August 24, 2011, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2015; and in the case of Series AC, at a price per share of $26, if redeemed during the 12 months commencing November 24, 2011, and decreasing by $.25 each 12- month period thereafter to a price per share of $25 if redeemed on or after November 24, 2015; and in the case of Series AD, at a price per share of $26, if redeemed during the 12 months commencing February 24, 2012, and decreasing by $.25 each 12- month period thereafter to a price per share of $25 if redeemed on or after February 24, 2016; and in the case of Series AE, at a price per share of $26, if redeemed during the 12 months commencing February 24, 2012, and decreasing by $.25 each 12- month period thereafter to a price per share of $25 if redeemed on or after February 24, 2016; and in the case of Series AF, at a price per share of $26, if redeemed during the 12 months commencing May 24, 2012, and decreasing by $.25 each 12- month period thereafter to a price per share of $25 if redeemed on or after May 24, 2016; and in the case of Series AG, at a price per share of $26, if redeemed during the 12 months commencing May 24, 2012, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after May 24, 2016; and in the case of Series AH, at a price per share of $26, if redeemed during the 12 months commencing May 24, 2013, and decreasing by $.25 each 12- month period thereafter to a price per share of $25 if redeemed on or after May 24, 2017; and in the case of Series AJ, at a price per share of $25, if redeemed on February 24, 2014 and on each February 24 every fifth year thereafter; and in the case of Series AL, at a price per share of $25, if redeemed on February 24, 2014 and on each February 24 every fifth year thereafter; and in the case of Series AN, at a price per share of $25, if redeemed on February 24, 2014 and on each February 24 every fifth year thereafter; and in the case of Series AP, at a price per share of $25, if redeemed on February 24, 2014 and on each February 24 every fifth year thereafter; and in the case of Series AR, at a price per share of $25, if redeemed on February 24, 2014 and on each February 24 every fifth year thereafter; and in the case of Series AT, at a price per share of $25, if redeemed on August 24, 2014 and on each August 24 every fifth year thereafter; and in the case of Series AV, at a price per share of $25, if redeemed on August 24, 2014 and on each August 24 every fifth year thereafter; and in the case of Series AX, at a price per share of $25, if redeemed on November 24, 2014 and on each November 24 every fifth year thereafter.

(3)	Subject to the consent of OSFI and the requirements of the Act, we may purchase the First Preferred Shares W, AA, AB, AC, AD, AE, AF, AG, AH, AJ, AL, AN, AP, AR, AT, AV and AX for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.
(4)	Subject to the approval of the Toronto Stock Exchange, we may, on or after the dates specified above, convert First Preferred Shares Series W into our common shares. First Preferred Shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.
(5)	The conversion date refers to the date of conversion to common shares.
(6)	The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus the premium indicated. The holders have the option to convert their shares into non-cumulative floating rate First Preferred Shares subject to certain conditions on the earliest redemption date and every fifth year thereafter at a rate equal to the three-month Government of Canada Treasury Bill rate plus the premium indicated.

Restrictions on the payment of dividends

We are prohibited by the Act from declaring any dividends on our preferred or common shares when we are, or would be placed as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the Act. We may not pay dividends on our common shares at any time unless all dividends to which preferred shareholders are then entitled have been declared and paid or set apart for payment.

We have agreed that if Trust or Trust II fail to pay any required distribution on the trust capital securities in full, we will not declare dividends of any kind on any of our preferred or common shares. Refer to Note 17.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

We have also agreed that if, on any day we report financial results for a quarter: (i) we report a cumulative consolidated net loss for the immediately preceding four quarters, and (ii) during the immediately preceding quarter we fail to declare any cash dividends on all of our outstanding preferred and common shares, we may defer payments of interest on the Series 2014-1 Reset Subordinated Notes (matures on June 18, 2103). During any period while interest is being deferred: (i) interest will accrue on these notes but will not compound; (ii) we may not declare or pay dividends (except by way of stock dividend) on, or redeem or repurchase, any of our preferred or common shares; and (iii) we may not make any payment of interest, principal or premium on any debt securities or indebtedness for borrowed money issued or incurred by us that rank subordinate to these notes.

Dividend reinvestment plan

Our dividend reinvestment plan (plan) provides registered common shareholders with a means to receive additional common shares rather than cash dividends. The plan is only open to registered shareholders residing in Canada or the United States.

Management has the flexibility to fund the plan through open market share purchases or treasury issuances.

Shares available for future issuances

As at October 31, 2009, 62.6 million common shares are available for future issue relating to our dividend reinvestment plan and potential exercise of stock options outstanding. In addition, we may issue up to 40 million shares from treasury under the RBC Umbrella Savings and Securities Purchase Plan that was approved by shareholders on February 26, 2009.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            115

Note 18 Preferred share liabilities and share capital (continued)

Others

We announced on October 29, 2009, that the Toronto Stock Exchange has approved RBC to repurchase up to 20 million common shares. Subject to consultation with OSFI, purchases under the Normal Course Issuer Bid (NCIB) may commence on November 1, 2009 and will terminate on October 31, 2010.

Normal Course Issuer Bid

Details of common shares repurchased under NCIBs during 2009, 2008 and 2007 are given below.

	2009				2008				2007
NCIB period	Number of shares eligible for repurchase (000s)	Number of shares repurchased (000s)	Average cost per share	Amount	Number of shares eligible for repurchase (000s)	Number of shares repurchased (000s)	Average cost per share	Amount	Number of shares eligible for repurchase (000s)	Number of shares repurchased (000s)	Average cost per share	Amount
November 1, 2008 – October 31, 2009	20,000	–	$–	$–	–	–	–	–	–	–	–	–
November 1, 2007 – October 31, 2008	–	–	–	–	20,000	1,120	$49.50	$55	–	–	–	–
November 1, 2006 – October 31, 2007	–	–	–	–	–	–	–	–	40,000	11,845	$54.59	$646

Note 19 Non-controlling interest in subsidiaries

	2009	2008
RBC Trust Capital Securities (TruCS)
– Series 2015	$1,219	$1,220
– Series 2008-1	506	511
Consolidated VIEs	7	205
Others	339	435
	$2,071	$2,371

We consolidate VIEs in which we are the Primary Beneficiary. These VIEs include structured finance VIEs, investment funds, credit investment product VIEs and compensation vehicles as described in Note 6.

We issued RBC TruCS Series 2015 in 2005 and Series 2008-1 in 2008 which are reported as Non-controlling interest in subsidiaries upon consolidation as discussed in Note 17. As at October 31, 2009, $20 million (2008 – $20 million) of accrued interest was included in RBC TruCS Series 2015. Series 2008-1 includes $11 million (2008 – $11 million) of accrued interest, net of $5 million (2008 – $nil) of treasury holdings.

Note 20 Pensions and other post-employment benefits

We offer a number of defined benefit and defined contribution plans, which provide pension and post-employment benefits to eligible employees. Our defined benefit pension plans provide benefits based on years of service, contributions and average earnings at retirement. Our other post-employment benefit plans include health, dental, disability and life insurance coverage.

We fund our registered defined benefit pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current pension regulations. For our principal pension plans, the most recent actuarial valuation performed for funding purposes was completed on January 1, 2009.

Due to the market conditions in late 2008, we were required to increase our pension plans contributions before December 31, 2009 based on the results of our January 1, 2009 funding valuation.

For 2009, total contributions to our pension and other post-employment benefit plans were $757 million and $40 million (2008 – $285 million and $43 million), respectively. For 2010, total contributions to pension plans and other post-employment benefit plans are expected to be approximately $833 million and $43 million, respectively. The next actuarial valuation for funding purposes will be completed on January 1, 2010.

For financial reporting purposes, we measure our benefit obligations and pension plan assets as at September 30 each year.

116            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

The following tables present financial information related to all of our material pension and other post-employment plans worldwide, including executive retirement arrangements.

Plan assets, benefit obligation and funded status

	Pension plans (1)		Other post-employment plans (2)
	2009	2008	2009	2008
Change in fair value of plan assets
Opening fair value of plan assets	$5,826	$6,784	$41	$52
Actual return on plan assets	272	(877)	1	(4)
Company contributions (3)	610	191	40	45
Plan participant contributions	31	29	7	6
Benefits paid	(353)	(343)	(65)	(58)
Business acquisitions	–	7	–	–
Other	7	–	2	–
Change in foreign currency exchange rate	(50)	35	–	–
Closing fair value of plan assets	$6,343	$5,826	$26	$41
Change in benefit obligation
Opening benefit obligation	$6,214	$6,846	$1,315	$1,504
Service cost	141	174	14	16
Interest cost	413	389	87	83
Plan participant contributions	31	29	7	6
Actuarial (gain) loss	389	(932)	(27)	(264)
Benefits paid	(353)	(343)	(65)	(58)
Plan amendments and curtailments	(1)	(12)	–	–
Business acquisitions	–	12	–	11
Other	9	–	2	–
Change in foreign currency exchange rate	(60)	51	(9)	17
Closing benefit obligation	$6,783	$6,214	$1,324	$1,315
Funded status
Excess of benefit obligation over plan assets	$(440)	$(388)	$(1,298)	$(1,274)
Unrecognized net actuarial loss	1,276	769	206	272
Unrecognized transitional (asset) obligation	(6)	(8)	1	1
Unrecognized prior service cost	44	62	(259)	(283)
Contributions between September 30 and October 31 (3)	65	14	3	3
Prepaid asset (accrued liability) as at October 31	$939	$449	$(1,347)	$(1,281)
Amounts recognized in our Consolidated Balance Sheets consist of:
Other assets	$1,028	$551	$–	$–
Other liabilities	(89)	(102)	(1,347)	(1,281)
Net amount recognized as at October 31	$939	$449	$(1,347)	$(1,281)
Weighted average assumptions to calculate benefit obligation
Discount rate	6.40%	6.70%	6.39%	6.72%
Rate of increase in future compensation	3.30%	3.30%	3.30%	3.30%

(1)	For pension plans with funding deficits, the benefit obligations and fair values of plan assets totalled $6,078 million (2008 – $5,359 million) and $5,436 million (2008 – $4,917 million), respectively.
(2)	For our other post-employment plans, the assumed healthcare cost trend rates for the next year used to measure the expected cost of benefits covered by the post-employment health and life plans were 5.4% for medical decreasing to an ultimate rate of 4.1% in 2018 and 4.5% for dental.
(3)	As our measurement date of the pension and other post-employment plans is September 30, company contributions in the above table represent contributions from October 1, 2008 to September 30, 2009. In order to arrive at the total contributions for the year ended October 31, 2009, this amount should be adjusted for the contributions made in the month of October as well as the defined contribution pension expense presented in the Pension benefit expense table.

Benefits payment projection for defined benefit pension and other post-employment plans

	Pension plans	Other post- employment plans
2010	$375	$65
2011	377	67
2012	385	70
2013	394	73
2014	405	76
2015-2019	2,203	433

Composition of defined benefit pension plan assets

The defined benefit pension plan assets are composed of a diversified mix of equity, fixed income and alternative securities including investments in hedge fund of funds, multi-strategy hedge funds and infrastructure. The equity securities include 1.4 million (2008 – .4 million) of our common shares having a fair value of $80 million (2008 – $20 million). Dividends amounting to $1.9 million (2008 – $1.8 million) were received on our common shares held in the plan assets during the year.

The following table presents the allocation of the plan assets by securities category.

Asset category

	Actual
	2009	2008
Equity securities	49%	51%
Debt securities	45%	45%
Other	6%	4%
Total	100%	100%

Investment policy and strategies

Pension plan assets are invested prudently over the long term in order to meet pension obligations at a reasonable cost. The asset mix policy takes into consideration a number of factors including the following:

(i)	investment characteristics including expected returns, volatilities and correlations between plan assets and plan liabilities;
(ii)	the plan’s tolerance for risk, which dictates the trade-off between increased short-term volatility and enhanced long-term expected returns;

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            117

Note 20 Pensions and other post-employment benefits (continued)

(iii)	diversification of plan assets to minimize the risk of large losses;
(iv)	the liquidity of the portfolio relative to the anticipated cash flow requirements of the plan; and
(v)	actuarial factors such as membership demographics and future salary growth rates.

Pension and other post-employment benefit expense

Pension benefit expense

	2009	2008	2007
Service cost	$141	$174	$178
Interest cost	413	389	362
Expected return on plan assets	(446)	(438)	(411)
Amortization of transitional asset	(2)	(2)	(2)
Amortization of prior service cost	19	22	29
Amortization of actuarial loss (gain)	47	103	129
Other	–	–	7
Defined benefit pension expense	$172	$248	$292
Defined contribution pension expense	95	82	74
Pension benefit expense	$267	$330	$366
Weighted average assumptions to calculate pension benefit expense
Discount rate	6.70%	5.60%	5.25%
Assumed long-term rate of return on plan assets	7.25%	7.00%	7.00%
Rate of increase in future compensation	3.30%	3.30%	3.30%

Other post-employment benefit expense

	2009	2008	2007
Service cost	$14	$16	$19
Interest cost	87	83	75
Expected return on plan assets	(2)	(3)	(3)
Amortization of actuarial loss (gain)	41	29	36
Amortization of prior service cost	(23)	(23)	(23)
Other post-employment benefit expense	$117	$102	$104
Weighted average assumptions to calculate other post-employment benefit expense
Discount rate	6.72%	5.62%	5.26%
Rate of increase in future compensation	3.30%	3.30%	3.30%

Significant assumptions used in calculating the defined benefit pension and other post-employment expense

Overall expected long-term rate of return on assets

The assumed expected rate of return on assets is a forward-looking estimate of the plan’s return, determined by considering expectation for inflation, long-term expected returns on government bonds and a reasonable assumption for an equity risk premium. The expected long-term return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of an assumed expected rate of return of 6.75% for 2010, 7.25% for 2009, and 7% for 2006 to 2008.

Discount rate

For the Canadian and U.S. pension and other post-employment plans, all future expected benefit payment cash flows at each measurement date are discounted at spot rates developed from a yield curve of AA corporate debt securities. It is assumed that spot rates beyond 30 years are equivalent to the 30-year spot rate. The discount rate is selected as the equivalent level rate that would produce the same discounted value as that determined by using the applicable spot rates. This methodology does not rely on assumptions regarding reinvestment rates.

Sensitivity analysis

The following table presents the sensitivity analysis of certain key assumptions on defined benefit pension and post-employment obligation and expense.

2009 sensitivity of key assumptions

Pension benefit expense	Change in obligation	Change in expense
Impact of .25% change in discount rate assumption	$203	$25
Impact of .25% change in rate of increase in future compensation assumption	15	2
Impact of .25% change in the long-term rate of return on plan assets assumption	–	16
Other post-employment benefit expense	Change in obligation	Change in expense
Impact of .25% change in discount rate assumption	$43	$7
Impact of .25% change in rate of increase in future compensation assumption	–	–
Impact of 1.00% increase in healthcare cost trend rates	119	9
Impact of 1.00% decrease in healthcare cost trend rates	(99)	(7)

Reconciliation of defined benefit expense recognized with defined benefit expense incurred

The cost of pension and other post-employment benefits earned by employees is actuarially determined using the projected benefit method pro-rated on services. The cost is computed using the discount rate determined in accordance with the methodology described in significant assumptions, and is based on management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and costs of health, dental, disability and life insurance.

Actuarial gains or losses arise over time due to differences in actual experience compared to actuarial assumptions. Prior service costs arise as a result of plan amendments.

The actuarial gains or losses, prior service costs and transitional asset or obligation are amortized over the expected average remaining service lifetime of active members expected to receive benefits under the plan. The following tables show the impact on our annual benefit expense if we had recognized all costs and expenses as they arose.

Defined benefit pension expense incurred

	2009	2008	2007
Defined benefit pension expense recognized	$172	$248	$292
Difference between expected and actual return on plan assets	175	1,315	(227)
Difference between actuarial losses (gains) amortized and actuarial losses (gains) arising	342	(1,035)	(246)
Difference between prior service costs amortized and prior service costs arising	(20)	(34)	(38)
Amortization of transitional asset	2	2	2
Defined benefit pension expense incurred	$671	$496	$(217)

118            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Other post-employment benefit expense incurred

	2009	2008	2007
Other post-employment benefit expense recognized	$117	$102	$104
Difference between expected and actual return on plan assets	1	8	(1)
Difference between actuarial losses (gains) amortized and actuarial losses (gains) arising	(67)	(293)	(33)
Difference between prior service costs amortized and prior service costs arising	23	24	23
Other post-employment benefit expense incurred	$74	$(159)	$93

Note 21 Stock-based compensation

We offer stock-based compensation to certain key employees and to our non-employee directors. We use derivatives and compensation trusts to manage our economic exposure to volatility in the price of our common shares under many of these plans. The stock-based compensation amounts recorded in Non-interest expense – Human resources in our Consolidated Statements of Income are net of the impact of these derivatives.

Stock option plans

We have stock option plans for certain key employees and for non-employee directors. On November 19, 2002, the Board of Directors discontinued all further grants of options under the non-employee directors plan. Under the employee stock option plan, options are periodically granted to purchase common shares. The exercise price for each grant is determined as the higher of the volume-weighted average of the trading prices per board lot (100 shares) of our common shares on the Toronto Stock Exchange: (i) on the day preceding the day of grant, and (ii) the five consecutive trading days immediately preceding the day of grant. Stock options are normally granted at the end of the year, with the exercise price determined at least five business days after the release of the year-end financial results. The options vest over a four-year period for employees and are exercisable for a period not exceeding 10 years from the grant date.

For options issued prior to November 1, 2002, that were not accompanied by tandem SARs, no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant. When the options are exercised, the proceeds received are credited to common shares.

Between November 29, 1999 and June 5, 2001, grants of options under the employee stock option plan were accompanied by tandem SARs. With tandem SARs, participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants received a cash payment equal to the difference between the closing price of common shares on the day immediately preceding the day of exercise and the exercise price of the option. During the last quarter of 2002 and first quarter of 2003, certain executive participants voluntarily renounced their SARs while retaining the corresponding options. SARs obligations are now fully vested and give rise to compensation expense as a result of changes in the market price of our common shares. These grants, which are accompanied by tandem SARs, resulted in a compensation expense of $8 million for the year ended October 31, 2009 (2008 – $21 million gain; 2007 – $19 million expense).

A summary of our stock option activity and related information

	2009		2008		2007
	Number of options (000s)	Weighted average exercise price	Number of options (000s)	Weighted average exercise price	Number of options (000s)	Weighted average exercise price
Outstanding at beginning of year	21,773	$31.66	26,623	$27.71	32,243	$24.66
Granted	2,659	35.29	2,020	52.87	1,835	55.06
Exercised – Common shares (1), (2)	(5,808)	22.69	(6,445)	21.72	(7,215)	21.10
– SARs	(397)	19.84	(148)	19.30	(204)	21.50
Cancelled	(350)	33.72	(277)	48.36	(36)	36.42
Outstanding at end of year	17,877	$35.32	21,773	$31.66	26,623	$27.71
Exercisable at end of year	12,806	$31.68	17,247	$26.92	21,924	$24.17
Available for grant	17,999		19,925		21,527

(1)	Cash received for options exercised during the year was $132 million (2008 – $140 million; 2007 – $152 million).
(2)	New shares were issued for all options exercised in 2009, 2008 and 2007. Refer to Note 18.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            119

Note 21 Stock-based compensation (continued)

Options outstanding and options exercisable as at October 31, 2009 by range of exercise price

	Options outstanding			Options exercisable
	Number outstanding (000s)	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable (000s)	Weighted average exercise price
$10.17 (1)	57	$10.17	.2	57	$10.17
$15.00 - $19.11	232	16.21	.2	232	16.21
$21.79 - $25.00	4,865	24.56	1.6	4,865	24.56
$26.10 - $35.37	7,469	32.11	5.6	5,121	30.66
$44.13 - $57.90	5,254	50.94	7.1	2,531	49.53
Total	17,877	$35.32	4.9	12,806	$31.68

(1)	The weighted average exercise prices have been revised to reflect the conversion of foreign currency-denominated options at the exchange rate as at our Consolidated Balance Sheet date.

Fair value method

We adopted the fair value method of accounting prospectively for new awards granted after November 1, 2002. Under this method, the fair value of an award at the grant date is amortized over the applicable vesting period and recognized as compensation expense. The fair value compensation expense recorded for the year ended October 31, 2009, in respect of these plans was $10 million (2008 – $12 million; 2007 – $13 million). The compensation expenses related to non-vested awards were $8 million at October 31, 2009 (2008 – $11 million; 2007 – $14 million), to be recognized over the weighted average period of 1.8 years (2008 –2.0 years; 2007 – 2.2 years).

The weighted average fair value of options granted during 2009 was estimated at $2.59 (2008 – $6.57; 2007 – $7.84) using an option pricing model on the date of grant. The following assumptions were used:

For the year ended October 31	2009	2008	2007
Weighted average assumptions
Risk-free interest rate	2.33%	3.93%	3.82%
Expected dividend yield	4.15%	3.27%	3.06%
Expected share price volatility	14%	14%	16%
Expected life of option	6 years	6 years	6 years

Employee savings and share ownership plans

We offer many employees an opportunity to own our common shares through savings and share ownership plans. Under these plans, the employees can generally contribute between 1% and 10% of their annual salary or benefit base for commissioned employees. For each contribution between 1% and 6%, we will match 50% of the employee contributions in our common shares. For the RBC Dominion Securities Savings Plan, our maximum annual contribution is $4,500 per employee. For the RBC U.K. Share Incentive Plan, our maximum annual contribution is £1,500 per employee. In 2009, we contributed $68 million (2008 – $68 million; 2007 – $64 million), under the terms of these plans, towards the purchase of our common shares. As at October 31, 2009, an aggregate of 35.7 million common shares were held under these plans.

Deferred share and other plans

We offer deferred share unit plans to executives, non-employee directors and to certain key employees. Under these plans, the executives or directors may choose to receive all or a percentage of their annual variable short-term incentive bonus or directors’ fee in the form of deferred share units (DSUs). The executives or directors must elect to participate in the plan prior to the beginning of the year. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. The participant is not allowed to convert the DSUs until retirement, permanent disability or termination of employment/directorship. The cash value of the DSUs is equivalent to the market value of common shares when conversion takes place. The value of the DSUs liability as at October 31, 2009, was $200 million (2008 – $200 million; 2007 – $285 million). The share price fluctuations and dividend equivalents compensation expense recorded for the year ended October 31, 2009, in respect of these plans was $31 million (2008 – $37 million gain; 2007 – $37 million expense).

We have a deferred bonus plan for certain key employees within Capital Markets. Under this plan, a percentage of each employee’s annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on common shares. The employee will receive the deferred bonus amounts paid within 90 days of the three following year-end dates. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of common shares at the time the bonus is paid. The value of the deferred bonus liability as at October 31, 2009, was $693 million (2008 – $473 million; 2007 – $490 million). The share price fluctuations and dividend equivalents compensation expense for the year ended October 31, 2009, in respect of this plan was $85 million (2008 – $75 million gain; 2007– $62 million expense).

We offer performance deferred share award plans to certain key employees, all of which vest at the end of three years. Awards under the plans are deferred in the form of common shares which are held in trust until they fully vest or in the form of DSUs. A portion of the award granted under some plans can be increased or decreased up to 50% for awards granted in December 2007 and 2006 and up to 25% for awards granted in December 2008, depending on our total shareholder return compared to a defined peer group of North American financial institutions. The value of the award paid will be equivalent to the original award adjusted for dividends and changes in the market value of common shares at the time the award vests. The number of our common shares held in trust as at October 31, 2009, was 1.5 million (2008 –2.0 million; 2007 – 2.3 million). The value of the DSUs liability as at October 31, 2009 was $211 million (2008 – $164 million; 2007 – $250 million). The compensation expense recorded for the year ended October 31, 2009, in respect of these plans was $140 million (2008 – $96 million; 2007 – $168 million).

We maintain a non-qualified deferred compensation plan for key employees in the United States. This plan allows eligible employees to make deferrals of a portion of their annual income and allocate the deferrals among various fund choices, which include a share unit fund that tracks the value of our common shares. Certain deferrals may also be eligible for matching contributions, all of which are allocated to the RBC share unit fund. Our liability for the RBC share units held under the plan as at October 31, 2009, was $304 million (2008 – $244 million; 2007 – $285 million). The compensation expense recorded for the year ended October 31, 2009, was $157 million (2008 – $123 million gain; 2007 – $157 million expense).

For other stock-based plans, compensation expense of $14 million was recognized for the year ended October 31, 2009 (2008 – $5 million; 2007 – $9 million). The liability for the share units held under these plans as at October 31, 2009, was $60 million (2008– $35 million; 2007 – 21 million). The number of our common shares held under these plans was .1 million (2008 – .2 million; 2007 – .3 million).

120            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Note 22 Revenue from trading and selected non-trading financial instruments

Held-for-trading financial instruments

Total Trading revenue includes both trading-related net interest income and trading revenue reported in Non-interest income. Net interest income arises from interest income and dividends recognized on trading assets and liabilities. Non-interest income includes a $2,377 million increase in the fair values of our net financial assets classified as held-for-trading for the year ended October 31, 2009 (2008 – increased by $102 million; 2007 – increased by $1,912 million).

	2009	2008	2007
Net interest income (expense)	$2,294	$686	$(220)
Non-interest (expense) income	2,671	(96)	1,999
Total	$4,965	$590	$1,779

By product line
Interest rate and credit	$3,304	$(259)	$640
Equities	1,008	265	784
Foreign exchange, commodities, and precious metals	653	584	355
Total	$4,965	$590	$1,779

Financial instruments designated as held-for-trading

During the year, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading increased by $495 million (2008 – decreased by $341 million; 2007 – increased by $80 million).

Financial instruments measured at amortized cost

The following were recognized in Non-interest income during 2009, 2008 and 2007:

	2009	2008	2007
Net fee income which does not form an integral part of the effective interest rate of financial assets and liabilities other than held-for-trading	$3,505	$3,183	$2,617
Net fee income arising from trust and other fiduciary activities	5,314	5,405	5,779
Net gains arising from financial instruments measured at amortized cost	7	–	–
Total	$8,826	$8,588	$8,396

Note 23 Income taxes

	2009	2008	2007
Income taxes (recoveries) in Consolidated Statements of Income
Current
Canada – Federal	$590	$1,350	$696
– Provincial	491	664	416
International	829	85	322
	1,910	2,099	1,434
Future
Canada – Federal	153	(533)	14
– Provincial	90	(211)	3
International	(585)	14	(59)
	(342)	(730)	(42)
	1,568	1,369	1,392
Income taxes (recoveries) in Consolidated Statements of Comprehensive Income and
Changes in Shareholders' Equity
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	330	(778)	(26)
Reclassification of losses on available-for-sale securities to income	165	201	15
Net foreign currency translation gains (losses), net of hedging activities	1,102	(1,361)	911
Net unrealized gains (losses) on derivatives designated as cash flow hedges	69	(304)	43
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(17)	23	16
Issuance costs	(34)	(6)	(12)
Stock appreciation rights	7	2	5
Other	84	(2)	(6)
	1,706	(2,225)	946
Total income taxes (recoveries)	$3,274	$(856)	$2,338

Net future income tax assets are included in Other assets (refer to Note 12) and result from tax loss carryforwards and temporary differences between the tax basis of assets and liabilities and their carrying amounts on our Consolidated Balance Sheets. The tax loss carry-forwards amount of future income tax assets related to losses in our Canadian, Japanese and U.S. operations will expire starting in 2010.

Our review regarding the realizability of our future tax assets as at October 31, 2009 included an assessment of the tax benefit associated with our U.S. banking operations, which is currently generating negative earnings and contributing to the body of negative evidence. Based on our review, we concluded that there is sufficient positive evidence to overcome the negative evidence that the future tax asset associated with our U.S. banking operations is realizable. Overall, we believe that, based on all available evidence, it is more likely than not that the future income tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

Sources of future income taxes

	2009	2008
Future income tax asset
Allowance for credit losses	$871	$719
Deferred compensation	775	721
Pension related	–	189
Business realignment charges	4	6
Tax loss carryforwards	325	106
Deferred income	112	31
Enron-litigation provision	26	27
Other comprehensive income	112	234
Other	565	708
	2,790	2,741
Valuation allowance	(87)	(78)
	2,703	2,663
Future income tax liability
Premises and equipment	(172)	(240)
Deferred expense	(117)	(64)
Pension related	(48)	–
Intangibles	(196)	(185)
Other	(444)	(468)
	(977)	(957)
Net future income tax asset	$1,726	$1,706

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            121

Note 23 Income taxes (continued)

Reconciliation to statutory tax rate

	2009		2008		2007
Income taxes at Canadian statutory tax rate	$1,735	31.4%	$1,952	32.5%	$2,431	34.6%
(Decrease) increase in income taxes resulting from
Lower average tax rate applicable to subsidiaries	(359)	(6.5)	(450)	(7.5)	(734)	(10.4)
Goodwill impairment charge	314	5.7	–	–	–	–
Tax-exempt income from securities	(300)	(5.4)	(326)	(5.4)	(272)	(3.9)
Tax rate change	–	–	51.8		30.4
Other	178	3.2	142	2.4	(63)	(0.9)
Income taxes reported in Consolidated Statements of Income and effective tax rate	$1,568	28.4%	$1,369	22.8%	$1,392	19.8%

International earnings of certain subsidiaries would be taxed only upon their repatriation to Canada. We have not recognized a future income tax liability for these undistributed earnings as we do not currently expect them to be repatriated. Taxes that would be payable if all foreign subsidiaries’ accumulated unremitted earnings were repatriated are estimated at $821 million as at October 31, 2009 (2008 – $920 million; 2007 – $843 million).

Note 24 Earnings per share

	2009	2008	2007
Basic earnings per share
Net income	$3,858	$4,555	$5,492
Preferred share dividends	(233)	(101)	(88)
Net income available to common shareholders	$3,625	$4,454	$5,404
Average number of common shares (in thousands)	1,398,675	1,305,706	1,273,185
Basic earnings per share	$2.59	$3.41	$4.24

Diluted earnings per share
Net income available to common shareholders	$3,625	$4,454	$5,404
Average number of common shares (in thousands)	1,398,675	1,305,706	1,273,185
Stock options (1)	5,002	8,497	13,254
Issuable under other stock-based compensation plans	2,036	2,148	2,875
Exchangeable shares (2)	6,413	3,393	–
Average number of diluted common shares (in thousands)	1,412,126	1,319,744	1,289,314
Diluted earnings per share	$2.57	$3.38	$4.19

(1)	The dilutive effect of stock options was calculated using the treasury stock method. For 2009, we excluded from the calculation of diluted EPS 5,294,977 average options outstanding with an exercise price of $50.89 as the exercise price of these options was greater than the average market price of our common shares. For 2008, we excluded from the calculation of diluted earnings per share 3,541,989 average options outstanding with an exercise price of $53.99 as the exercise price of these options was greater than the average market price of our common shares. For 2007, we excluded from the calculation of diluted earnings per share 16,224 average options outstanding with an exercise price of $57.90 as the exercise price of these options was greater than the average market price of our common shares.
(2)	During 2008, exchangeable shares were issued for the acquisition of PH&N. Refer to Note 11.

122            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Note 25 Guarantees, commitments and contingencies

Guarantees

The table below summarizes significant guarantees we have provided to third parties. As the carrying value of the financial guarantees is not indicative of the maximum potential amount of future payments, we continue to consider financial guarantees as off-balance sheet credit instruments. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

	2009		2008
	Maximum potential amount of future payments	Carrying amount	Maximum potential amount of future payments	Carrying amount
Credit derivatives and written put options (1)	$19,720	$1,049	$43,700	$5,742
Backstop liquidity facilities (2)	24,982	66	40,892	59
Stable value products (3)	21,777	260	24,876	–
Financial standby letters of credit and performance guarantees (4)	18,082	96	22,185	75
Credit enhancements	3,240	45	4,873	22
Mortgage loans sold with recourse	1,103	–	210	–

(1)	The carrying amount is included in Other – Derivatives on our Consolidated Balance Sheets. The notional amount of the contract approximates the maximum potential amount of future payments.
(2)	Certain RBC-administered multi-seller asset-backed commercial paper conduit programs drew down certain of our backstop liquidity facilities. As at October 31, 2009, these loans totalled US$1.6 billion (C$1.7 billion) before the allowance for loan losses of US$2 million (C$2 million) and are included in Wholesale Loans – Business on our Consolidated Balance Sheets.
(3)	The notional amount of the contract approximates the maximum potential amount of future payments. The maximum potential amount of future payments comprise $8.3 billion (October 31, 2008 – $9.4 billion) for bank-owned life insurance policies and $13.5 billion (October 31, 2008 – $15.4 billion) for U.S. Employee Retirement Income Security Act of 1974 (ERISA)-governed pension plans such as 401(k) plans. During the year, we recorded unrealized losses of approximately $111 million (2008 – $149 million) in connection with the bank-owned life insurance policies stable value contracts. Almost all of the unrealized losses, mostly related to changes in cash flow projections and discount rates, were related to one contract that was restructured to remove the economic consequences of an early surrender of the bank-owned life insurance policy and establish a fixed derivative maturity date.
(4)	The carrying amount is included in Other – Other liabilities on our Consolidated Balance Sheets. The amount includes $.8 billion (2008 – $1.4 billion) maximum potential amount of future payments related to the ARS TOB programs and represents the higher of the notional amounts of the letters of credit and the liquidity facilities.

In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia IS. As at October 31, 2009, RBC Dexia IS securities lending indemnifications totalled $34.7 billion (2008 – $45.7 billion); we are exposed to 50% of this amount.

Except for credit derivatives and written put options, our clients generally have the right to request settlement of, or draw on, our guarantees within one year; however, these guarantees can only be drawn if certain conditions are met. These conditions, along with collateral requirements, are described below. Generally, our credit derivatives and written put options are effective immediately upon execution of the contract. The settlement of these instruments is dependent on the occurrence of specified events, which are also described below. We believe that it is highly unlikely that all or substantially all of the guarantees will be drawn or settled within one year, and contracts may expire without being drawn or settled.

Credit derivatives and written put options

Our clients may enter into credit derivatives or written put options for speculative or hedging purposes. AcG-14 defines a guarantee to include derivative contracts that contingently require us to make payments to a guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of a guaranteed party. We have disclosed only amounts for transactions where it would be probable, based on the information available to us, that the client would use the credit derivative or written put option to protect against changes in an underlying that is related to an asset, a liability or an equity security held by the client.

We enter into written credit derivatives that are over-the-counter contractual agreements to compensate another party for its financial loss following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or loan. The terms of these credit derivatives vary based on the contract and generally expire within 10 years.

We enter into written put options that are contractual agreements under which we grant the purchaser the right, but not the obligation, to sell, by or at a set date, a specified amount of a financial instrument at a predetermined price. Written put options that typically qualify as guarantees include foreign exchange contracts, equity-based contracts and certain commodity-based contracts. The term of these options varies based on the contract and can range up to nine years.

Collateral we hold for credit derivatives and written put options is managed on a portfolio basis and may include cash, government T-bills and bonds.

Backstop liquidity facilities

Backstop liquidity facilities are provided to asset-backed commercial paper conduit programs (programs) administered by us and third parties, as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. We generally provide liquidity facilities for a term of one to three years.

Backstop liquidity facilities are also provided to non-asset- backed programs such as variable rate demand notes issued by third parties. These standby facilities provide liquidity support to the issuer to buy the notes if the issuer is unable to remarket the notes, as long as the instrument and/or the issuer maintains the investment grade rating.

The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or to purchase non-performing or defaulted assets.

Stable value products

We sell stable value products that offer book value protection primarily to plan sponsors of United States Employee Retirement Income Security Act of 1974 (ERISA)-governed pension plans such as 401(k) plans and 457 plans as well as bank-owned life insurance policies. The book value protection is provided on portfolios of intermediate/short-term fixed income securities and is intended to cover any shortfall in the event that plan participants withdraw funds, policyholders surrender their life insurance policies, or the contract is settled at the termination date when market value is below book value.

Financial standby letters of credit and performance guarantees

Financial standby letters of credit and performance guarantees represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties. For certain guarantees, the guaranteed party can request payment from us even though the client has not defaulted on its obligations. The term of these guarantees can range up to eight years. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            123

Note 25 Guarantees, commitments and contingencies (continued)

When collateral security is taken, it is determined on an account-by-account basis according to the risk of the borrower and the specifics of the transaction. Collateral security may include cash, securities and other assets pledged.

Credit enhancements

We provide partial credit enhancement to multi-seller programs administered by us to protect commercial paper investors in the event that the collection on the underlying assets, the transaction-specific credit enhancement or the liquidity proves to be insufficient to pay for maturing commercial paper. Each of the asset pools is structured to achieve a high investment-grade credit profile through credit enhancement related to each transaction. The term of these credit facilities is approximately three years.

Mortgage loans sold with recourse

Through our various agreements with investors, we may be required to repurchase U.S. originated mortgage loans sold to an investor if the loans are uninsured for greater than one year, or refund any premium received where mortgage loans are prepaid or in default within 120 days. The mortgage loans are fully collateralized by residential properties.

Securities lending indemnifications

We generally transact securities lending transactions through our joint venture, RBC Dexia IS. In these transactions, RBC Dexia IS acts as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loaned at all times. As part of this custodial business, an indemnification may be provided to securities lending customers to ensure that the fair value of securities loaned will be returned in the event that the borrower fails to return the borrowed securities and the collateral held is insufficient to cover the fair value of those securities. These indemnifications normally terminate without being drawn upon. The term of these indemnifications varies, as the securities loaned are recallable on demand. Collateral held for our securities lending transactions typically includes cash or securities that are issued or guaranteed by the Canadian government, U.S. government or other OECD countries.

Indemnifications

In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, fiduciary, agency, licensing and service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications.

Other off-balance sheet credit instruments

In addition to financial guarantees, we utilize other off-balance sheet credit instruments to meet the financing needs of our clients. The contractual amounts of these credit instruments represent the maximum possible credit risk without taking into account the fair value of any collateral, in the event other parties fail to perform their obligations under these instruments.

Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, bankers’ acceptances or letters of credit.

In securities lending transactions, we lend our own or our clients’ securities to a borrower for a fee under the terms of a pre-arranged contract. The borrower must fully collateralize the security loaned at all times.

Uncommitted amounts represent an amount for which we retain the option to extend credit to a borrower.

Documentary and commercial letters of credit, which are written undertakings by us on behalf of a client authorizing a third party to draw drafts on us up to a stipulated amount under specific terms and conditions, are collateralized by the underlying shipment of goods to which they relate.

Our credit review process, our policy for requiring collateral security and the types of collateral security held are generally the same as for loans. Except for our securities lending and uncommitted amounts, our other off-balance sheet credit instruments can generally be drawn at any time within the term to maturity, and our clients may draw on these facilities within one year from October 31, 2009. However, many of these instruments expire without being drawn upon. As a result, the contractual amounts may not necessarily represent our actual future credit risk exposure or cash flow requirements.

The following table summarizes the contractual amounts of our other off-balance sheet credit instruments.

Other off-balance sheet credit instruments

	2009	2008
Commitments to extend credit (1)
Original term to maturity of 1 year or less	$28,989	$44,135
Original term to maturity of more than 1 year	52,475	60,572
Securities lending	22,746	27,547
Uncommitted amounts (2)	181,172	170,780
Documentary and commercial letters of credit	481	558
	$285,863	$303,592

(1)	Includes liquidity facilities.
(2)	Uncommitted amounts include uncommitted liquidity loan facilities of $24.9 billion (2008 – $41.4 billion) provided to RBC-administered multi-seller conduits. As at October 31, 2009, $nil (2008 – $nil) was drawn upon on these facilities and is included in Loans.

Pledged assets

In the ordinary course of business, we pledge assets with terms and conditions that are usual and customary to our regular lending, borrowing and trading activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on pledged assets:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
•	The right of the pledgee to sell or re-pledge the asset is dependent on the specific agreement under which the collateral is pledged.
•	If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

We are also required to provide intraday pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real-time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activities are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets amount is not included in the table below. For the year ended October 31, 2009, we had on average $4.5 billion (2008 – $3.2 billion) of assets pledged intraday to the Bank of Canada on a daily basis. There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances taken on October 31, 2009 and October 31, 2008.

124            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Details of assets pledged against liabilities are shown in the following tables.

Pledged assets

	2009	2008
Cash and due from banks	$665	$2,443
Interest-bearing deposits with banks	2,696	9,960
Loans	7,422	9,821
Securities	53,276	45,920
Assets purchased under reverse repurchase agreements	27,479	23,362
Other assets	205	989
	$91,743	$92,495

	2009	2008
Assets pledged to:
Foreign governments and central banks	$2,824	$5,706
Clearing systems, payment systems and depositories	2,574	2,226
Assets pledged in relation to:
Securities borrowing and lending	27,429	25,613
Obligations related to securities sold under repurchase agreements	44,155	30,919
Derivative transactions	8,040	17,664
Covered bonds	5,187	5,142
Other	1,534	5,225
	$91,743	$92,495

Collateral

In the ordinary course of business, we enter into collateral agreements with terms and conditions that are usual and customary to our regular lending and borrowing activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on collateral assets that we may sell, pledge or repledge:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
•	The right of the pledgee to sell or repledge the asset is dependent on the specific agreement under which the collateral is pledged.
•	If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

As at October 31, 2009, the approximate market value of collateral accepted that may be sold or repledged by us was $78.9 billion (2008 – $83.0 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions. Of this amount, $26.1 billion (2008 – $32.6 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.

Lease commitments

Minimum future rental commitments for premises and equipment under long-term non-cancellable operating and capital leases for the next five years and thereafter are as follows:

Lease commitments (1), (2)

2010	$566
2011	499
2012	427
2013	360
2014	308
Thereafter	1,202
$3,362

(1)	Substantially all of our lease commitments are related to operating leases.
(2)	The minimum lease payments include an imputed interest of capital leases of $10 million.

Litigation

Enron Corp. (Enron) litigation

A purported class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, named Royal Bank of Canada and certain related entities as defendants in an action entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). The Regent's case was consolidated with the lead action entitled Newby v. Enron Corp., which is the main consolidated purported Enron shareholder class action wherein similar claims have been made against numerous other financial institutions, law firms, accountants and certain current former officers and directors of Enron. RBC has also been named as a defendant by several individual investors in respect of the losses suffered by those investors as purchasers of Enron publicly traded equity and debt securities.

In 2005, RBC established a litigation provision of $591 million (US$500 million) or $326 million after-tax (US$276 million) in regard to its Enron-related litigation exposure. Our evaluation of several important developments that occurred during 2008, individually and in aggregate, led us to conclude that a litigation provision of $60 million (US $50 million) or $33 million after-tax (US$27 million) is reasonable. Management reviews this provision regularly and on at least a quarterly basis.

We will continue to vigorously defend ourselves in all remaining Enron-related cases and will exercise our judgment in resolving these claims.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            125

Note 26 Contractual repricing and maturity schedule

The following table details our exposure to interest rate risk as defined and prescribed by CICA Handbook Section 3862, Financial Instruments-Disclosures. On- and off-balance sheet financial instruments are reported based on the earlier of their contractual repricing date or maturity date. Effective interest rates have been disclosed where applicable. The effective rates shown represent historical rates for fixed-rate instruments carried at amortized cost and current market rates for floating-rate instruments or instruments carried at fair value. The following table does not incorporate management’s expectation of future events where expected repricing or maturity dates differ significantly from the contractual dates. We incorporate these assumptions in the management of interest rate risk exposure. These assumptions include expected repricing of trading instruments and certain loans and deposits. Taking into account these assumptions on the consolidated contractual repricing and maturity schedule at October 31, 2009, would result in a change in the under-one-year gap from $(70.5) billion to $(67.7) billion (2008 – $(63.0) billion to $(48.7) billion).

	Immediately interest rate-sensitive	Under 3 months	3 to 6 months	Over 6 to 12 months	Over 1 to 5 years	Over 5 years	Non-rate- sensitive	Total
Assets
Cash and deposits with banks	$–	$15,396	$–	$–	$–	$–	$1,880	$17,276
Effective interest rate	–	2.68%	–	–	–	–	–
Securities
Trading	–	7,928	5,027	10,875	44,126	34,301	37,805	140,062
Effective interest rate	–	5.32%	3.14%	2.50%	2.62%	3.83%	–
Available-for-sale	–	7,482	5,605	705	18,041	11,587	2,790	46,210
Effective interest rate	–	1.09%	.62%	3.40%	3.63%	4.07%	–
Assets purchased under reverse repurchase agreements and securities borrowed	–	41,580	–	–	–	–	–	41,580
Effective interest rate	–	.40%	–	–	–	–	–
Loans (net of allowance for loan losses) (1)	140,133	32,369	11,872	16,345	73,972	5,896	376	280,963
Effective interest rate	–	1.68%	3.37%	4.97%	5.04%	5.30%	–
Derivatives	60,439	6,199	9	–	–	–	25,526	92,173
Effective interest rate	–	.40%	.28%	–	–	–	–
Other assets	–	–	–	–	–	–	36,725	36,725
	$200,572	$110,954	$22,513	$27,925	$136,139	$51,784	$105,102	$654,989
Liabilities
Deposits	$166,137	$108,959	$16,125	$29,130	$71,041	$5,773	$1,139	$398,304
Effective interest rate	–	1.49%	1.44%	2.44%	2.86%	6.12%	–
Obligations related to assets sold under repurchase agreements and securities loaned	–	33,937	525	–	498	190	–	35,150
Effective interest rate	–	2.41%	3.11%	–	2.62%	3.91%	–
Obligations related to securities sold short	–	14,238	547	331	6,417	5,964	13,862	41,359
Effective interest rate	–	.46%	1.41%	2.85%	2.85%	3.97%	–
Derivatives	55,575	4,394	–	–	–	–	24,421	84,390
Effective interest rate	–	.40%	–	–	–	–	–
Other liabilities	–	1	248	–	731	4,745	43,228	48,953
Effective interest rate	–	2.22%	2.44%	–	4.08%	5.63%	–
Subordinated debentures	–	1,177	–	808	3,564	912	–	6,461
Effective interest rate	–	6.44%	–	3.70%	5.24%	6.97%	–
Trust capital securities	–	–	–		1,395	–	–	1,395
Effective interest rate	–	–	–	–	7.23%	–	–
Non-controlling interest in subsidiaries	–	–	–	–	1,219	506	346	2,071
Effective interest rate	–	–	–	–	4.87%	6.82%	–
Shareholders’ equity	–	–	300	–	4,188	325	32,093	36,906
	$221,712	$162,706	$17,745	$30,269	$89,053	$18,415	$115,089	$654,989
Total gap based on contractual repricing	$(21,140)	$(51,752)	$4,768	$(2,344)	$47,086	$33,369	$(9,987)	$–
Canadian dollar	(21,117)	(51,850)	4,741	(2,381)	47,003	33,334	(9,741)	(11)
Foreign currency	(23)	98	27	37	83	35	(246)	11
Total gap	$(21,140)	$(51,752)	$4,768	$(2,344)	$47,086	$33,369	$(9,987)	$–
Canadian dollar – 2008	$(29,221)	$(36,638)	$3,174	$(513)	$31,164	$24,247	$(7,788)	$1
Foreign currency – 2008	(34)	75	63	53	56	34	(248)	(1)
Total gap – 2008	$(29,255)	$(36,563)	$3,237	$(460)	$31,220	$24,281	$7,540	$–

(1)	Includes loans totalling $2,736 million (2008 – $3,147 million) to variable interest entities administered by us.

126            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Note 27 Related Party transactions

In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. Refer to Note 9 for more information regarding our joint venture, RBC Dexia IS.

We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. As at October 31, 2009, the aggregate indebtedness, excluding routine indebtedness, to RBC or its subsidiaries of current directors and executive officers was approximately $.2 million (2008 – $.6 million). Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, but not exceeding $50,000 to any director or executive officer; (ii) loans to employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to employees, on substantially the same terms available to other customers with comparable credit ratings and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, with usual commercial repayment arrangements. We also offer deferred share and other plans to non-employee directors, executives and certain other key employees. Refer to Note 21.

Note 28 Results by business and geographic segment

2009	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (1)	Corporate Support (1)	Total	Canada	United States	Other Inter- national
Net interest income	$6,947	$397	$–	$1,687	$3,399	$(924)	$11,506	$7,828	$2,134	$1,544
Non-interest income	2,943	3,683	5,715	903	3,524	832	17,600	9,464	5.565	2,571
Total revenue	9,890	4,080	5,715	2,590	6,923	(92)	29,106	17,292	7,699	4,115
Provision for credit losses	1,275	–	–	980	702	456	3,413	1,479	1,821	113
Insurance policyholder benefits, claims and acquisition expense	–	–	4,609	–	–	–	4,609	2,100	1,571	938
Non-interest expense	4,729	3,262	559	2,346	3,628	34	14,558	7,632	4,572	2,354
Goodwill impairment charge	–	–	–	1,000	–	–	1,000	–	1,000	–
Net income (loss) before income taxes	3,886	818	547	(1,736)	2,593	(582)	5,526	6,081	(1,266)	710
Income taxes (recoveries)	1,223	235	51	(299)	826	(468)	1,568	1,707	(132)	(7)
Non-controlling interest	–	–	–	9	(1)	92	100	92	(1)	9
Net income (loss)	$2,663	$583	$496	$(1,446)	$1,768	$(206)	$3,858	$4,282	$(1,132)	$708
Less: Preferred dividends	56	30	10	58	62	17	233	118	78	37
Net income (loss) available to common shareholders	$2,607	$553	$486	$(1,504)	$1,706	$(223)	$3,625	$4,164	$(1,210)	$671
Average assets (2)	$258,900	$20,500	$13,100	$63,700	$347,900	$(8,800)	$695,300	$375,000	$144,500	$175,800

2008	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (1)	Corporate Support (1)	Total	Canada	United States	Other Inter- national
Net interest income	$6,718	$468	$–	$1,330	$1,527	$(995)	$9,048	$6,929	$1,132	$987
Non-interest income	2,868	3,519	2,610	771	2,408	358	12,534	8,220	2,521	1,793
Total revenue	9,586	3,987	2,610	2,101	3,935	(637)	21,582	15,149	3,653	2,780
Provision for credit losses	867	1	–	497	183	47	1,595	924	643	28
Insurance policyholder benefits, claims and acquisition expense	–	–	1,631	–	–	–	1,631	922	30	679
Non-interest expense	4,758	3,038	576	1,876	2,121	(18)	12,351	7,490	2,991	1,870
Net income (loss) before income taxes	3,961	948	403	(272)	1,631	(666)	6,005	5,813	(11)	203
Income taxes	1,299	283	14	(128)	465	(564)	1,369	1,750	(159)	(222)
Non-controlling interest	–	–	–	9	(4)	76	81	76	(4)	9
Net income (loss)	$2,662	$665	$389	$(153)	$1,170	$(178)	$4,555	$3,987	$152	$416
Less: Preferred dividends	28	12	4	21	23	13	101	60	30	11
Net income (loss) available to common shareholders	$2,634	$653	$385	$(174)	$1,147	$(191)	$4,454	$3,927	$122	$405
Average assets (2)	$232,300	$16,900	$12,600	$51,300	$340,300	$(3,100)	$650,300	$354,700	$143,500	$152,100

2007	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (1)	Corporate Support (1)	Total	Canada	United States	Other Inter- national
Net interest income	$6,353	$427	$–	$1,031	$623	$(732)	$7,702	$6,402	$412	$888
Non-interest income	2,976	3,565	3,192	884	3,766	377	14,760	8,638	4,322	1,800
Total revenue	9,329	3,992	3,192	1,915	4,389	(355)	22,462	15,040	4,734	2,688
Provision for (recovery of) credit losses	788	1	–	109	(22)	(85)	791	696	90	5
Insurance policyholder benefits, claims and acquisition expense	–	–	2,173	–	–	–	2,173	1,230	474	469
Non-interest expense	4,748	2,902	537	1,481	2,769	36	12,473	7,409	3,405	1,659
Net income (loss) before income taxes	3,793	1,089	482	325	1,642	(306)	7,025	5,705	765	555
Income taxes	1,248	327	40	74	278	(575)	1,392	1,705	(62)	(251)
Non-controlling interest	–	–	–	9	72	60	141	83	49	9
Net income	$2,545	$762	$442	$242	$1,292	$209	$5,492	$3,917	$778	$797
Less: Preferred dividends	29	9	5	14	20	11	88	56	24	8
Net income available to common shareholders	$2,516	$753	$437	$228	$1,272	$198	$5,404	$3,861	$754	$789
Average assets (2)	$207,500	$16,600	$12,500	$39,700	$311,200	$(6,500)	$581,000	$317,900	$135,100	$128,000

(1)	Taxable equivalent basis.
(2)	Calculated using methods intended to approximate the average of the daily balances for the period.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            127

Note 28 Results by business and geographic segment (continued)

Revenue by business line

	2009	2008	2007
Banking (1)	$11,770	$10,832	$10,485
Wealth management	4,080	3,987	3,992
Insurance	5,715	2,610	3,192
Capital markets sales and trading (2)	5,247	1,824	2,453
Corporate and investment banking (2)	1,676	2,111	1,936
RBC Dexia IS	710	855	759
Other (3)	(92)	(637)	(355)
Total	$29,106	$21,582	$22,462

(1)	Includes cards and payment solutions.
(2)	Taxable equivalent basis.
(3)	Consists of Global Credit and Research business, and includes the tax equivalent basis adjustment which is discussed below.

Composition of business segments

Canadian Banking comprises our domestic personal and business banking operations and certain retail investment businesses.

Wealth Management serves affluent and high net worth clients in Canada, the United States, Latin America, Europe and Asia with a full suite of investment, trust and other wealth management solutions. We also provide asset management products and services directly, through other RBC distribution channels and through third-party distributors, to institutional and individual clients.

Insurance comprises Canadian Insurance, U.S. Insurance, and International & Other. In Canada, we offer our products and services through our growing proprietary channels including retail insurance branches, call centers, and our career sales force as well as through independent insurance advisors and travel agencies. In the U.S., we offer products through independent marketing organizations, call centres, financial institutions, and our career sales force. Outside North America, we operate in reinsurance businesses across the globe.

International Banking comprises Banking and our joint venture, RBC Dexia IS. Banking includes our banking businesses in the U.S. and Caribbean, which offer a range of financial products and services to individuals, business clients and public institutions in their respective markets. RBC Dexia IS offers an integrated suite of products to institutional investors worldwide.

Capital Markets comprises our global wholesale banking businesses providing corporate, public sector and institutional clients with a wide range of products and services. In North America we offer a full suite of products and service capabilities. Internationally, we have a select but diversified set of capabilities, which includes fixed income, equity, foreign exchange, structured products, and investment banking.

Management reporting framework

Our management reporting framework is intended to measure the performance of each business segment as if it was a stand-alone business and reflect the way that business segment is managed. This approach ensures our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views those results. These items do not impact our consolidated results.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, estimates and methodologies for allocating overhead costs and indirect expenses to our business segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that fairly and consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise level activities that are not allocated to our four business segments are reported under Corporate Support.

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.

Changes made in 2009

We made the following key changes to our business segments during the year. Unless specifically stated, comparative amounts have been revised and did not have an impact on our consolidated results. These realignments did not impact the presentation of consolidated results for Capital Markets and Insurance.

•	In the first quarter, we realigned Capital Markets into two main businesses, Capital Markets Sales and Trading, and Corporate and Investment Banking.
•	In the fourth quarter, we realigned Insurance into three main businesses, Canadian Insurance, U.S. Insurance, and International & Other Insurance.

Geographic segments

For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of our clients. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

128            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Note 29 Nature and extent of risks arising from financial instruments

We are exposed to credit, market and liquidity and funding risks as a result of holding financial instruments. Our risk measurement and objectives, policies and methodologies for managing these risks are disclosed in the shaded text along with those tables specifically marked with on asterisk(*) on pages 40 to 54 of the Management Discussion and Analysis. These shaded text and tables are an integral part of these Consolidated Financial Statements.

Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions.

Concentrations of credit risk indicate the relative sensitivity of our performance to developments affecting a particular industry or geographic location. The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table.

Concentration of credit risk

	2009									2008
	Canada	%	United States	%	Europe	%	Other Inter- national	%	Total	Canada	%	United States	%	Europe	%	Other Inter- national	%	Total
On-balance sheet assets other than derivatives (1)	$245,193	73%	50,463	15%	$28,778	9%	$10,321	3%	$334,755	$240,620	69%	$56,382	16%	$40,519	12%	$10,337	3%	$347,858
Derivatives before master netting agreement (2), (3)	14,668	16	19,854	22	48,412	54	6,778	8	89,712	24,033	18	27,106	21	69,728	53	10,716	8	131,583
	$259,861	61%	$70,317	17%	$77,190	18%	$17,099	4%	$424,467	$264,653	55%	$83,488	18%	$110,247	23%	$21,053	4%	$479,441
Off-balance sheet credit instruments (4)
Committed and uncommitted (5)	$180,369	69%	$47,227	18%	$15,672	6%	$19,368	7%	$262,636	$177,317	64%	$62,932	23%	$17,388	6%	$17,850	7%	$275,487
Other	22,805	57	8,187	21	8,116	20	627	2	39,735	24,820	51	11,047	23	10,615	22	1,998	4	48,480
	$203,174	67%	$55,414	18%	$23,788	8%	$19,995	7%	$302,371	$202,137	62%	$73,979	23%	$28,003	9%	$19,848	6%	$323,967

(1)	Includes assets purchased under reverse repurchase agreements and securities borrowed, loans and customers’ liability under acceptances. The largest concentrations in Canada are Ontario at 50% (2008 – 51%), the Prairies at 18% (2008 – 16%), British Columbia and the territories at 17% (2008 – 16%) and Quebec at 11% (2008 – 12%). No industry accounts for more than 18% (2008 – 19%) of total on-balance sheet credit instruments.
(2)	The largest concentration of credit exposure by counterparty type is banks at 67% (2008 – 62%).
(3)	Excludes credit derivatives classified as other than trading with a replacement cost of $128 million (2008 – $400 million).
(4)	Represents financial instruments with contractual amounts representing credit risk.
(5)	Retail and wholesale commitments comprise 39% (2008 – 32%) and 61% (2008 – 68%), respectively, of our total commitments. The largest sector concentration in the wholesale portfolio relates to Non-bank financial services at 20% (2008 – 34%), Financing products at 16% (2008 – 6%), Energy at 10% (2008 – 9%), Real estate and related at 7% (2008 – 7%), Other services at 7% (2008 – 5%), Bank at 3% (2008 – 11%), and Sovereign at 6% (2008 – 6%).

Note 30 Capital management

Regulatory capital and capital ratios

Capital levels for Canadian banks are regulated pursuant to guidelines issued by OSFI, based on standards issued by the Bank for International Settlements, Basel Committee on Banking Supervision. Regulatory capital is allocated to two tiers: Tier 1 and Tier 2. Tier 1 capital comprises the highest quality capital and is a core measure of a bank’s financial strength. Tier 1 capital consists of more permanent components of capital, is free of mandatory fixed charges against earnings and has a subordinate legal position to the rights of depositors and other creditors of the financial institution. Tier 2 capital is composed of supplementary capital instruments that contribute to the overall strength of a financial institution as a going concern. Total capital is defined as the sum of Tier 1 and Tier 2 capital.

Regulatory capital ratios are calculated by dividing Tier 1 and Total capital by risk-adjusted assets (RAA). OSFI requires banks to meet minimum risk-based capital requirements for exposures to credit risk, operational risk, and where they have significant trading activity, market risk. RAA is calculated for each of these risk types and added together to determine total RAA.

In addition, OSFI formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Tier 1 capital ratio of greater than or equal to 7% and a Total capital ratio of greater than or equal to 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. Our assets-to-capital multiple remains below the maximum prescribed by OSFI.

Regulatory capital and capital ratios

	2009	2008
Capital
Tier 1 capital	$31,774	$25,031
Total capital	34,881	30,710
Risk-adjusted assets
Credit risk	185,051	229,537
Market risk	23,321	17,220
Operational risk	36,465	31,822
Total risk-adjusted assets	$244,837	$278,579
Capital ratios
Tier 1 capital	13.0%	9.0%
Total capital	14.2%	11.0%
Assets-to-capital multiple	16.3X	20.1X

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            129

Note 31 Reconciliation of the application of Canadian and United States generally accepted accounting principles

Our Consolidated Financial Statements are prepared in accordance with Subsection 308 of the Act, which states that except as otherwise specified by OSFI, our Consolidated Financial Statements are to be prepared in accordance with Canadian GAAP. As required by the U.S.

Securities and Exchange Commission (SEC), material differences between Canadian and U.S. GAAP are quantified and described below.

Condensed Consolidated Balance Sheets

	2009			2008
	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP
Assets
Cash and due from banks	$8,353	$(119)	$8,234	$11,086	$(133)	$10,953
Interest-bearing deposits with banks	8,923	(6,047)	2,876	20,041	(12,503)	7,538
Securities (1)	186,272	(5,472)	180,800	171,134	677	171,811
Assets purchased under reverse repurchase agreements and securities borrowed	41,580	(1,135)	40,445	44,818	(3,086)	41,732
Loans, net of allowance for loan losses	280,963	(978)	279,985	289,540	(2,638)	286,902
Other (2)	128,898	(53,703)	75,195	187,240	(54,895)	132,345
	$654,989	$(67,454)	$587,535	$723,859	$(72,578)	$651,281
Liabilities and shareholders' equity
Deposits	$398,304	$(20,766)	$377,538	$438,575	$(21,069)	$417,506
Other (3)	209,852	(46,053)	163,799	242,744	(50,930)	191,814
Subordinated debentures	6,461	–	6,461	8,131	41	8,172
Trust capital securities	1,395	(1,395)	–	1,400	(1,400)	–
Non-controlling interest in subsidiaries	2,071	1,427	3,498	2,371	1,396	3,767
Shareholders' equity (4)	36,906	(667)	36,239	30,638	(616)	30,022
	$654,989	$(67,454)	$587,535	$723,859	$(72,578)	$651,281

(1)	On October 1, 2008, we reclassified $3,476 million of securities from Trading securities to Available-for-sale securities. Refer to the Reclassification of securities and impairment of available-for-sale debt securities section later in this note.
(2)	Includes adjustments of $70,824 million related to Derivatives, which are primarily due to offsetting amounts under master netting agreements under U.S. GAAP. Refer to the section, Material differences between Canadian and U.S. GAAP - Right of offset, later in this note.
(3)	Includes adjustments of $66,546 million related to Derivatives, which are primarily due to offsetting amounts under master netting agreements under U.S. GAAP. Refer to the section, Material differences between Canadian and U.S. GAAP - Right of offset, later in this note.
(4)	Included in our consolidated net income as at October 31, 2009 was $582 million (2008 – $538 million) of undistributed earnings of our joint ventures and investments accounted for using the equity method under U.S. GAAP.

Condensed Consolidated Statements of Income

	2009	2008	2007
Net income, Canadian GAAP	$3,858	$4,555	$5,492
Differences:
Net interest income
Joint ventures	(153)	(165)	(115)
Liabilities and equity	101	112	115
Non-interest income
Insurance accounting	(2,000)	289	(202)
Derivative instruments and hedging activities	31	(107)	56
Classification and measurement of certain financial instruments and application of the fair value option	(290)	(506)	9
Joint ventures	(646)	(681)	(650)
Insurance policyholder benefits, claims and acquisition expense	1,917	(368)	137
Non-interest expense
Insurance accounting	82	72	69
Joint ventures	719	724	653
Other	116	(91)	12
Income taxes and net difference in income taxes due to the above items	99	342	66
Non-controlling interest in net income of subsidiaries
Liabilities and equity	(101)	(101)	(101)
Net income, U.S. GAAP	$3,733	$4,075	$5,541
Basic earnings per share (1)
Canadian GAAP	$2.59	$3.41	$4.24
U.S. GAAP	$2.50	$3.03	$4.26

Diluted earnings per share (1)
Canadian GAAP	$2.57	$3.38	$4.19
U.S. GAAP	$2.48	$3.00	$4.21

(1)	The impact of calculating earnings per share using the two-class method reduced U.S. GAAP basic and diluted earnings per share for all periods presented by less than one cent. Please refer to the section, Material differences between Canadian and U.S. GAAP later in this note for details of this two-class method.

130            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows

	2009	2008	2007
Cash flows from operating activities, Canadian GAAP	$7,403	$11,381	$22,500
U.S. GAAP adjustment for net income	(125)	(480)	49
Adjustments to determine net cash used in operating activities	(3,990)	(1,875)	(1,419)
Net cash from operating activities, U.S. GAAP	3,288	9,026	21,130
Cash flows from (used in) investing activities, Canadian GAAP	15,918	(44,602)	(39,717)
Adjustments to determine net cash from investing activities	2,009	5,059	2,450
Net cash from (used in) investing activities, U.S. GAAP	17,927	(39,543)	(37,267)
Cash flows (used in) from financing activities, Canadian GAAP	(25,783)	39,198	17,374
Adjustments to determine net cash from (used in) investing activities	2,120	(2,759)	(1,057)
Net cash (used in) from financing activities, U.S. GAAP	(23,663)	36,439	16,317
Effect of exchange rate changes on cash and due from banks	(271)	883	(332)
Net change in cash and due from banks	$(2,719)	$6,805	$(152)
Cash and due from banks at beginning of year	10,953	4,148	4,300
Cash and due from banks at end of year, U.S. GAAP	$8,234	$10,953	$4,148

Accumulated other comprehensive income (loss), net of income taxes

	2009			2008			2007
	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP	U.S. GAAP
Transition adjustments (1)	$59	$(80)	$(21)	$(45)	$45	$–	$–
Unrealized gains (losses) on available-for-sale securities:
Transition adjustment and unrealized gains (losses) of other-than-temporarily-impaired debt securities (2), (3)	–	(39)	(39)	–	–	–	–
Net unrealized gains (losses) of other securities	(76)	440	364	(1,068)	57	(1,011)	68
Unrealized foreign currency translation gains (losses), net of hedging activities	(1,374)	45	(1,329)	(802)	45	(757)	(3,211)
Gains (losses) on derivatives designated as cash flow hedges	(325)	(56)	(381)	(443)	(86)	(529)	20
Additional pension obligation	–	(956)	(956)	–	(523)	(523)	(541)
Accumulated other comprehensive income (loss), net of income taxes	$(1,716)	$(646)	$(2,362)	$(2,358)	$(462)	$(2,820)	$(3,664)

(1)	Transition adjustment differences consist of: (i) $(104) million related to the reclassification, as of November 1, 2008, of certain securities from available-for-sale to loans in accordance with the CICA’s amendments to Section 3855 (refer to Note 1); (ii) $(18) million related to the adoption of the fair value option standard in Topic 825-10 (FAS 159); refer to the section, Application of the fair value option, below; (iii) $(3) million related to the implementation of measurement date requirements in Topic 715 (FAS 158); refer to the section, Pensions and other post-employment benefits, below; and (iv) $45 million in 2008 related to the adoption of CICA Section 1530, Comprehensive Income, on November 1, 2006.
(2)	For the debt securities that we do not intend to sell or it is more likely than not that we will not be required to sell before recovery of the amortized costs, the credit related portion of the unrealized loss was recognized in income and the non-credit related portion in OCI under U.S. GAAP.
(3)	Transitional adjustment upon adoption of Topic 320 (FSP FAS 115-2 and FAS 124-2) as at May 1, 2009 was a net unrealized loss of $225 million after taxes. Refer to the section, Other-than-temporary impairment of securities, below.

Consolidated Statements of Comprehensive Income

	2009			2008			2007
	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP	U.S. GAAP
Net income	$3,858	$(125)	$3,733	$4,555	$(480)	$4,075	$5,541
Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities, net of reclassification adjustments:
Unrealized gains (losses) of other-than-temporarily impaired debt securities (1)	–	186	186	–	–	–	–
Net unrealized gains (losses) of other securities (2)	992	383	1,375	(1,003)	(76)	(1,079)	(123)
Unrealized foreign currency translation (losses) gains	(2,973)	2	(2,971)	5,080	46	5,126	(3,014)
Reclassification of losses (gains) on foreign currency translation to income	2	(2)	–	(3)	3	–	(1)
Net foreign currency translation gains (losses) from hedging activities	2,399	–	2,399	(2,672)	–	(2,672)	1,804
Net gains (losses) on derivatives designated as cash flow hedges	156	29	185	(603)	–	(603)	81
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(38)	1	(37)	49	5	54	26
Additional pension obligation	–	(433)	(433)	–	18	18	50
Total comprehensive income	$4,396	$41	$4,437	$5,403	$(484)	$4,919	$4,364
Income taxes (recovery) deducted from the above items:
Net unrealized gains (losses) on available-for-sale securities (3)	$495	$243	$738	(577)	$64	$(513)	$(48)
Net foreign currency translation gains (losses) from hedging activities	1,102	–	1,102	(1,361)	–	(1,361)	911
Net gains (losses) on derivatives designated as cash flow hedges	69	13	82	(304)	–	(304)	43
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(17)	1	(16)	23	3	26	13
Additional pension obligation	–	(199)	(199)	–	9	9	27
Total income taxes (recovery)	$1,649	$58	$1,707	$(2,219)	$76	$(2,143)	$946

(1)	Represents unrealized gains and losses of other-than-temporarily impaired debt securities since May 1, 2009, the adoption date of Topic 320 (FSP FAS 115-2 and FAS 124-2); refer to the section, Other-than-temporary impairment of securities, below.
(2)	The difference includes $26 million related to the reclassification, as of November 1, 2008, of certain securities from available-for-sale to loans in accordance with the CICA’s amendments to Section 3855. Refer to Note 1.
(3)	The difference includes $15 million related to the reclassification, as of November 1, 2008, of certain securities from available-for-sale to loans in accordance with the CICA’s amendments to Section 3855. Refer to Note 1.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            131

Note 31 Reconciliation of the application of Canadian and United States generally accepted accounting principles (continued)

Material balance sheet reconciling items

The following tables present the increases or (decreases) in assets, liabilities and shareholders’ equity by material differences between Canadian and U.S. GAAP.

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (FAS 168 or Codification), which was applicable to us for the year ended October 31, 2009. The new standard represents the FASB’s codification of its accounting standard into a single source of authoritative non-governmental U.S. GAAP. Our references to U.S. GAAP are based on using the new codification topic numbers, with the previous references in parenthesis. The FASB will no longer issue new standards in the form of Statements, FASB Interpretations (FINs), FASB Staff Positions (FSPs), or Emerging Issues Task Force Abstracts (EITFs). Instead, it will issue Accounting Standards Updates (ASUs), which will serve to update the Codification, provide background information about the guidance and bases for conclusions on changes to the Codification.

Material differences between Canadian and U.S. GAAP

Joint ventures

Investments in joint ventures, other than VIEs, are accounted for using the equity method under U.S. GAAP and are proportionately consolidated under Canadian GAAP.

Insurance accounting

Classification of securities: Under U.S. GAAP, fixed income and equity investments are included in available-for-sale securities and are carried at estimated fair value. Unrealized gains and losses, net of income taxes, are reported in AOCI within Shareholders’ equity. Realized gains and losses are included in Non-interest income when

132            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

realized. Under Canadian GAAP fixed income and equity investments are classified as available-for-sale securities except for those supporting the policy benefit liabilities of life and health insurance contracts and a portion of property and casualty contracts which are designated as held-for-trading using the fair value option. Available-for-sale and held-for-trading securities are carried at fair value, however, the unrealized gains and losses for available-for-sale securities are reported in AOCI, net of taxes, whereas held-for-trading investments, which are designated using the fair value option, are reported in income. Refer to “Application of the fair value option” below.

Insurance claims and policy benefit liabilities: Under U.S. GAAP, liabilities for life insurance contracts, except universal life and investment-type contracts, are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. For universal life and investment-type contracts, liabilities represent policyholder account balances and include a net level premium reserve for some contracts. The account balances represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Underlying reserve assumptions of these contracts are subject to review at least annually. Property and casualty claim liabilities represent the estimated amounts required to settle all unpaid claims, and are recorded on an undiscounted basis. Under Canadian GAAP, liabilities for life insurance contracts are determined using the CALM, which incorporates assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin for adverse deviations is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions. Property and casualty claim liabilities represent the estimated amounts required to settle all unpaid claims, and are recorded on a discounted basis.

Insurance revenue: Under U.S. GAAP, amounts received for universal life and other investment-type contracts are not included as revenue, but are reported as deposits to policyholders’ account balances in Insurance claims and policy benefit liabilities. Revenue from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administration and surrender charges, and is included in Non-interest income when earned. Payments upon maturity or surrender are reflected as reductions in the Insurance claims and policy benefit liabilities. Under Canadian GAAP, premiums for universal life and other investment-type contracts are recorded as Non-interest income, and changes in the liabilities for future policy benefits are recorded in Insurance policy holder benefits, claims and acquisition expense.

Policy acquisition costs: Under U.S. GAAP, acquisition costs are deferred in Other assets. The amortization method of the acquisition costs is dependent on the product to which the costs relate. For long-duration contracts, they are amortized in proportion to premium revenue. For universal life and investment-type contracts, amortization is based on a constant percentage of estimated gross profits. Under Canadian GAAP, the costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in Insurance claims and policy benefit liabilities.

Value of business acquired: Under U.S. GAAP, the value of business acquired (VOBA) is determined at the acquisition date and recorded as an asset. The VOBA asset is amortized and charged to income using the same methodologies used for policy acquisition cost amortization but reflects premiums or profit margins after the date of acquisition only. Under Canadian GAAP, the value of life insurance in-force policies acquired in a business combination is implicitly recognized as a reduction in policy benefit liabilities.

Reinsurance: Under U.S. GAAP, reinsurance recoverables are recorded as an asset on our Consolidated Balance Sheets while under Canadian GAAP, reinsurance recoverables of life insurance business related to the risks ceded to other insurance or reinsurance companies are recorded as an offset to Insurance claims and policy benefit liabilities.

Separate accounts: Separate accounts are recognized on our Consolidated Balance Sheets under U.S. GAAP. Under Canadian GAAP, assets and liabilities of separate accounts (known as segregated funds in Canada) are not recognized on our Consolidated Balance Sheets.

Classification and measurement of certain financial instruments

Differences in presentation on the balance sheet: Certain investments in private equities measured at cost are included in Other assets under U.S. GAAP and presented under Securities under Canadian GAAP. In addition, certain MBS, where management intends to sell them in the near term, are classified as available-for-sale under U.S. GAAP and as held-for-trading under Canadian GAAP.

Differences in reclassification of securities: As described in Note 3, pursuant to the CICA’s amendments to sections 3855, 3861 and 3862, we reclassified certain securities from held-for-trading to available-for-sale as of August 1, 2008 under Canadian GAAP. For purposes of our U.S. GAAP results, these were reclassified on October 1, 2008. Excluded from reclassification for U.S. GAAP purposes were U.S. Municipal guaranteed investment contracts and U.S. MBS because the entities which hold those securities are prohibited from classifying securities as available-for-sale.

Under Canadian GAAP, as of November 1, 2008, certain held-for-trading and available-for-sale securities were reclassified to loans, and certain loans were reclassified to held-for-trading. Refer to Note 1 for details. Such reclassifications are not permitted under U.S. GAAP.

Differences in measurement of other-than-temporary impairment losses for available-for-sale debt securities: Under U.S. GAAP, the unrealized loss of an available-for-sale debt security is an other-than-temporary impairment when: (i) the entity has the intent to sell the security; (ii) it is more likely than not that the entity will be required to sell the security before recovery of the amortized cost; or (iii) the entity does not expect to recover the entire amortized cost of the security (credit loss) even though it will not sell the security. If one of the first two conditions is met, the full amount of the unrealized loss in AOCI should be recognized in income. If these two conditions are not met but the entity has incurred a credit loss on the security, the credit loss and the non-credit related loss are recognized in income and OCI, respectively. Under Canadian GAAP, if an impairment on an available-for-sale security is deemed to be other-than-temporary, the total unrealized losses are recognized in income.

Under Canadian GAAP, an impairment loss on an available-for-sale debt security is reversed if, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized. Under U.S. GAAP, reversal of impairment losses is not permitted for available-for-sale debt securities.

Application of the fair value option

Between November 1, 2006 and November 1, 2008, U.S. GAAP only allowed the following financial instruments to be measured at fair value with changes in fair value to be recognized in net income: (i) any hybrid financial instrument that contains an embedded derivative that requires bifurcation at its fair value, and (ii) servicing rights. Effective November 1, 2008, U.S. GAAP was revised to permit an entity to report additional financial assets and liabilities at fair value pursuant to Topic 825-10, Financial Instruments (Topic 825-10) (FASB Statement No. 159, The Fair Value Option for Financial Assets and Liabilities). As of November 1, 2006, Canadian GAAP permitted any financial instrument to be designated as held-for-trading on its initial recognition (fair value option) (subject to certain restrictions imposed by OSFI), provided the fair value of the instrument is reliably measurable. Our GAAP difference arises primarily due to our application of the fair value option to: (i) our investments supporting the policy benefit liabilities on life and health insurance contracts issued by our insurance operations under Canadian GAAP but not U.S. GAAP, and (ii) certain U.S. residential mortgages under U.S. GAAP and not Canadian GAAP.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            133

Note 31 Reconciliation of the application of Canadian and United States generally accepted accounting principles (continued)

Limited partnerships

Under U.S. GAAP, the equity method is used to account for investments in limited partnerships that are non-VIEs or unconsolidated VIEs, if we own at least 3% of the total ownership interest. Under Canadian GAAP, we use the equity method for these investments, if we have the ability to exercise significant influence, generally indicated by an ownership interest of 20% or more.

Stock appreciation rights (SARs)

Between November 29, 1999, and June 5, 2001, options granted under the employee stock option plan were accompanied by tandem SARs, whereby participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants would receive a cash payment equal to the difference between the closing price of our common shares on the day immediately preceding the day of exercise and the exercise price of the option. Under U.S. GAAP, compensation expense would be measured using estimates based on past experience of participants exercising SARs rather than the corresponding options. On November 1, 2005, we adopted guidance under Topic 718, Compensation – Stock Compensation (Topic 718) (FASB Statement No. 123 (revised 2004), Share-Based Payment, and its related FSPs) which requires that the compensation expense associated with these awards be measured assuming that all participants will exercise SARs. Under the transition guidelines of the guidance, the requirements of Topic 718 are applicable to awards granted after the adoption. Since these SARs were awarded prior to adoption of the guidance, they continue to be accounted for under the previous accounting guidance. Under Canadian GAAP, for stock options granted with SARs, a liability is recorded for the potential cash payments to participants and compensation expense is measured assuming that all participants will exercise SARs.

Liabilities and equity

Under U.S. GAAP, shares issued with conversion or conditional redemption features are classified as equity. Shares that are mandatorily redeemable, requiring the issuer to redeem the instruments upon a specified date or upon an event that is certain to occur are classified as liabilities. Under Canadian GAAP, financial instruments that can be settled by a variable number of our common shares upon their conversion by the holder are classified as liabilities. As a result, certain of our preferred shares and RBC TruCS are classified as liabilities under Canadian GAAP. Dividends and yield distributions on these instruments are included in Interest expense in our Consolidated Statements of Income.

Pension and other post-employment benefits

Topic 715, Compensation – Retirement Benefits (Topic 715) (FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)) requires an entity to: (i) recognize the funded status of a benefit plan on the balance sheet, and (ii) recognize in OCI the existing unrecognized net actuarial gains and losses, prior service costs and credits, and net transitional assets or obligations. We are also required to measure defined benefit plan assets and obligations as at the year-end date. We adopted these requirements in 2009 and the impact is disclosed in the Pensions and other post-employment benefits section presented later in this note.

Canadian GAAP does not have the same requirements as Topic 715. For a defined benefit plan, the plan assets and the benefit obligations may be measured as of a date not more than three months prior to the year-end. We measure our benefit obligations and pension plan assets as at September 30 each year.

Trade date accounting

For securities transactions, under U.S. GAAP, trade date basis of accounting is used for both our Consolidated Balance Sheets and our Consolidated Statements of Income. Under Canadian GAAP settlement date basis of accounting is used for our Consolidated Balance Sheets whereas trade date basis of accounting is used for our Consolidated Statements of Income.

Non-cash collateral

Under U.S. GAAP, non-cash collateral received in securities lending transactions is recorded on our Consolidated Balance Sheets as an asset and a corresponding obligation to return it is recorded as a liability, if we have the ability to sell or repledge it whereas under Canadian GAAP, it is not recognized on our Consolidated Balance Sheets.

Right of offset

When financial assets and liabilities are subject to a legally enforceable right of offset and we intend to settle these assets and liabilities with the same party either on a net basis or simultaneously, the financial assets and liabilities may be presented on a net basis under U.S. GAAP and Canadian GAAP. As a result of recent amendments to U.S. GAAP, an entity is permitted to report on a net basis the fair value of its derivative contracts and related cash collateral with a counterparty with whom it has a master netting agreement, regardless of whether there is intent to settle on a net basis; however, this is not permitted under Canadian GAAP. Refer to Significant accounting changes – Offsetting of amounts related to certain contracts, later in this note for additional details on this amendment. In addition, the netting criteria may be applied to a tri-party transaction under Canadian GAAP.

Deferred unrealized gains or losses at inception

An unrealized gain or loss at inception for financial instruments is the difference between the transaction price and its fair value on the trade date. U.S. GAAP eliminates the deferral of unrealized gains or losses at inception on certain derivative instruments whose fair value is measured using unobservable market inputs. Under Canadian GAAP, these unrealized gains or losses at inception are deferred.

Derivative instruments and hedging activities – non-derivative hedging instrument

Certain foreign currency-denominated available-for-sale assets have been hedged against foreign currency-denominated deposits. In order to qualify for hedge accounting under U.S. GAAP, the hedging instrument should be a derivative, unless it is a hedge of a foreign exchange exposure of a net investment in a self-sustaining foreign operation or it relates to unrecognized firm commitments. Accordingly, the change in fair value of the available-for-sale assets, including the foreign exchange gain or loss, is recognized in AOCI, whereas the change in translation gain or loss on the foreign currency-denominated deposits is recorded in income, resulting in a mismatch. Under Canadian GAAP, a non-derivative hedging instrument can be used to hedge any foreign currency risk exposure.

Two-class method of calculating earnings per share

When calculating earnings per share under U.S. GAAP, we are required to give effect to securities or other instruments or contracts that entitle their holders to participate in undistributed earnings when such entitlement is nondiscretionary and objectively determinable. Canadian GAAP does not have such a requirement.

Cumulative translation adjustment

Under U.S. GAAP, foreign currency translation gains and losses relating to our self-sustaining foreign operations that have been accumulated in AOCI can be recognized in income only when the foreign operation has been substantially or fully liquidated. Under Canadian GAAP these gains and losses can be recognized in income when there is a reduction in the net investment of our foreign operations which may be even due to dividend distribution.

Loans held-for-sale

Under U.S. GAAP, loans held-for-sale are recorded at the lower of cost or fair value. Under Canadian GAAP loans held-for-sale in the near term are measured at fair value.

134            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Restricted net assets

Certain of our subsidiaries and joint ventures are subject to regulatory requirements of the jurisdictions in which they operate. When these subsidiaries and joint ventures are subject to such requirements, they may be restricted from transferring to us our share of their assets in the form of cash dividends, loans or advances. At October 31, 2009, restricted net assets of these subsidiaries were $15.5 billion (2008 – $16.3 billion).

Pensions and other post-employment benefits

The following information on our defined benefit plans is in addition to that disclosed in Note 20.

In 2009, we changed our measurement date from September 30 to October 31 as described in the section, Material differences between Canadian and U.S. GAAP earlier in this note. The impact to Retained Earnings and AOCI, net of taxes, of adopting this measurement date requirement are presented in the following table:

	2009
	Balance at the beginning of the year
	Before adopting measurement requirements in Topic 715-20	Adjustments	After adopting measurement requirements in Topic 715-20
Retained earnings	$–	$(14)	$(14)
Accumulated other comprehensive loss	$523	$3	$526

The funded status and discount rate using the new measurement date as at October 31, 2009 are as follows:

	2009
	Pension plans	Other post- employment plans	Total
Other assets
Prepaid pension benefit cost	$6,268	$25	$6,293
Other liabilities
Accrued pension and other post-employment benefit expense	6,810	1,340	8,150
Funded status – excess of benefit obligation over plan assets	$(542)	$(1,315)	$(1,857)
Weighted average assumptions to calculate benefit obligation
Discount rate	6.30%	6.32%

The under-funded status of the pension plans and other post-employment plans of $542 million and $1,315 million (2008 – $355 million and $1,272 million), respectively, is recognized on our

Consolidated Balance Sheet in Other liabilities. The accumulated benefit obligations for the pension plans were $6,451 million as at October 31, 2009 (2008 – $5,757 million).

The pre-tax amounts included in AOCI are as follows:

	2009			2008
	Pension plans	Other post- employment plans	Total	Pension plans	Other post- employment plans	Total
Net actuarial loss	$1,436	$221	$1,657	$761	$267	$1,028
Prior service cost (benefit)	42	(258)	(216)	62	(283)	(221)
Transitional (asset) obligation	(6)	1	(5)	(8)	1	(7)
Accumulated other comprehensive income (1)	$1,472	$(36)	$1,436	$815	$(15)	$800

(1)	Amount recognized in AOCI, net of tax, is $959 million (2008 – $523 million).

The estimated net actuarial loss and prior service cost for the pension plans that will be amortized from AOCI, on a pre-tax basis, into pension expense during 2010 are $131 million and $17 million, respectively, and pension expense will be reduced by $2 million relating to amortization of transitional assets. The estimated net actuarial loss and transitional obligation for Other post-employment plans that will be amortized from AOCI, on a pre-tax basis, into pension expense during 2010 are $10 million and $nil, respectively, and pension expense will be reduced by $23 million relating to the amortization of prior service benefit.

Securities

The following table presents the duration of the unrealized losses on our available-for-sale securities. Refer to Note 3 for the reasons why these securities are considered to be not other-than-temporarily impaired as at October 31, 2009. The gross unrealized losses of the available-for-sale securities under U.S. GAAP are higher than those under Canadian GAAP as disclosed in Note 3, primarily because certain of these securities were designated as held-for-trading using the fair value option and also due to the reclassification of certain available-for-sale securities to loans under Canadian GAAP.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            135

Note 31 Reconciliation of the application of Canadian and United States generally accepted accounting principles (continued)

Fair value and unrealized losses position for available-for-sale securities

	2009
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt
Federal	$1,213	$8	$–	$–	$1,213	$8
Provincial and municipal	148	4	93	2	241	6
U.S. state, municipal and agencies debt	162	1	487	27	649	28
Other OECD government debt	503	2	74	2	577	4
Mortgage-backed securities (1)	496	118	2,113	379	2,609	497
Asset-backed securities
CDOs	–	–	205	24	205	24
Non-CDO Securities	724	15	275	68	999	83
Corporate debt and other debt	1,382	42	1,887	305	3,269	347
Equities	59	40	97	23	156	63
Loan substitute securities	–	–	–	–	–	–
	$4,687	$230	$5,231	$830	$9,918	$1,060

(1)	The majority of the MBS are residential. Fair value and unrealized losses of commercial MBS for less than 12 months are $nil and $nil, respectively and for 12 months or more are $197 million and $23 million, respectively.

	2008
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt
Federal	$958	$11	$–	$–	$958	$11
Provincial and municipal	883	72	26	5	909	77
U.S. state, municipal and agencies debt	5,715	259	335	41	6,049	300
Other OECD government debt	132	3	21	4	153	7
Mortgage-backed securities (1)	2,265	363	1,270	443	3,535	806
Asset-backed securities
CDOs	–	–	246	82	246	82
Non-CDO securities	3,546	294	155	26	3,701	320
Corporate debt and other debt	4,762	494	1,369	382	6,131	876
Equities	994	216	347	161	1,341	377
Loan substitute securities	–	–	191	29	191	29
	$19,255	$1,712	$3,960	$1,173	$23,214	$2,885

(1)	The majority of the MBS are residential. Fair value and unrealized losses of commercial MBS for less than 12 months are $103 million and $3 million, respectively and for 12 months or more are $109 million and $11 million, respectively.

Average assets, U.S. GAAP

	2009		2008		2007
	Average assets	% of total average assets	Average assets	% of total average assets	Average assets	% of total average assets
Canada	$377,572	61%	$369,378	60%	$334,729	60%
United States	147,697	24%	147,196	24%	139,556	25%
Other International	90,276	15%	98,162	16%	86,409	15%
	$615,545	100%	$614,736	100%	$560,694	100%

136            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Income taxes

Under Topic 740, Income Taxes (Topic 740) (FIN No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109), income tax benefits are recognized and measured based on a two-step model: (i) a tax position must be more-likely-than-not of being sustained where “more-likely- than-not” means a likelihood of more than 50%, and (ii) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with this guidance and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB).

A reconciliation of the change in the UTB balance (excluding any related accrual for interest) from October 31, 2008 to October 31, 2009 is as follows:

Reconciliation of the Change in Unrecognized Tax Benefits

Balance, October 31, 2008	$858
Add: Increases related to positions taken during prior years	34
Add: Increases related to positions taken during the current year	185
Add: Positions acquired or assumed in business combinations	14
Less: Expiration of statute of limitations	(38)
Less: Settlements	(20)
Less: Foreign exchange and other	(15)
Less: Decreases related to positions taken during prior years	(11)
Balance, October 31, 2009	$1,007

As at October 31, 2009 and 2008, the balances of our UTBs, excluding any related accrual for interest, were $1,007 million and $858 million, respectively, of which $988 million and $827 million, respectively, if recognized, would affect our effective tax rate. It is difficult to project how unrecognized tax benefits will change over the next 12 months.

Under Topic 740, we continue our policy of accruing income tax-related interest and penalties within income tax expense. As at October 31, 2009 and 2008, our accrual for interest and penalties that relate to income taxes, net of payments on deposit to taxing authorities, were $40 million and $23 million, respectively. There was a net increase of $17 million in the accrual for interest and penalties during the year ended October 31, 2009.

RBC and its subsidiaries are subject to Canadian federal and provincial income tax, U.S. federal, state and local income tax, and income tax in other foreign jurisdictions. The following are the major tax jurisdictions in which RBC and its subsidiaries operate and the earliest tax year subject to examination: Canada – 2005, United States – 2003 and United Kingdom – 2008.

Significant accounting changes

Framework on fair value measurement

Topic 820, Fair Value Measurements and Disclosures (Topic 820) (FASB Statement No. 157, Fair Value Measurements and related pronouncements), became effective for us on November 1, 2008 except for certain non-financial assets and non-financial liabilities which will be effective on November 1, 2009.

Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to measure the fair values of its assets and liabilities and requires an entity to include the impact of its own credit risk in measuring derivatives and other liabilities measured at fair value. It also eliminates the deferral of unrealized gains or losses at inception on certain derivative instruments whose fair value is measured using unobservable market inputs and precludes the use of block discounts that were previously applied to large holdings of securities traded in an active market. On adoption, any unrealized gains or losses at inception and adjustments for block discounts, if any, would be recognized as a transition adjustment in retained earnings.

Topic 820 prescribes a three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of assets and liabilities. Specific guidance under Topic 820 (FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly), issued on April 9, 2009 by the FASB and effective for us on May 1, 2009, provides additional factors to consider while measuring fair value when there has been significant decrease in the level of market activity for an asset or a liability and to determine whether quoted prices are associated with transactions that are not considered to be orderly. It also expands the disclosure requirements of the fair value of financial instruments. Additional guidance under Topic 820 (ASU 2009-05, Measuring Fair Value Liabilities), issued in August 2009, specifies the valuation techniques that are required to be applied to measure fair value when a quoted price in an active market of an identical liability is not available.

Refer to Note 2 for the fair value hierarchy and the reconciliation of Level 3 financial instruments under Canadian GAAP. Balances of financial instruments in the U.S. GAAP fair value hierarchy differ from those of Canadian GAAP primarily due to non-cash collateral, trade-date accounting, election of the fair value option under Canadian GAAP for investments supporting the policy benefit liabilities on life and health insurance contracts as opposed to available-for-sale classification under U.S. GAAP, and joint ventures accounting. Refer to the Material balance sheet reconciling items table for the amounts of these reconciling differences.

With the adoption of Topic 820, deferral of inception gains and losses previously required under U.S. GAAP (EITF 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities) is no longer required. Valuation adjustments for unrealized gains or losses at inception, recognized in accordance with the previous guidance, were reclassified into other valuation adjustment categories. The reclassification had no impact on the overall amount of valuation adjustments. The remaining balance of $38 million, net of taxes, relating to the allowance for unrealized gains or losses at inception has been recognized as a transition adjustment as an increase to our opening retained earnings under U.S. GAAP.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            137

Note 31 Reconciliation of the application of Canadian and United States generally accepted accounting principles (continued)

Fair value option for financial assets and liabilities

On February 15, 2007, the FASB issued guidance under Topic 825-10. This guidance, which gives an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied, became effective for us on November 1, 2008. The difference between the carrying amount and the fair value of the eligible items for which the fair value option was elected as at November 1, 2008 was included in opening retained earnings as a cumulative-effect adjustment which was an increase of $81 million after taxes.

Our accounting policy on electing the fair value option is described in Note 1 and in the ‘Material differences between Canadian and U.S. GAAP’ section of this note. The following table presents, as at October 31, 2009, the categories of financial assets and liabilities elected for fair value option in accordance with guidance under Topic 815-15-25, Derivatives and Hedging – Embedded Derivatives (FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140 ) and Topic 825-10, as well as the difference between the aggregate fair value and the aggregate remaining contractual maturity amount for loans and long-term debt for which the fair value option has been elected under these standards:

	2009
	Aggregate fair value carrying amount	Contractual maturity amount	Fair value over (under) contractual maturity amount
Financial assets
Interest-bearing deposits with banks	$2,773	$2,773	$–
Securities – Trading	1,718	n/a	n/a
Assets purchased under reverse repurchase agreements and securities borrowed	18,911	18,914	(3)
Loans – Retail	214	214	–
Loans – Wholesale	2,818	2,934	(116)
Performing loans	2,441	2,557	(116)
90 days or more past due but not impaired	377	377	–
Financial liabilities
Deposits
Personal	$2,605	$2,605	$–
Business and government	40,335	40,167	168
Bank	10,880	10,880	–
Obligations related to assets sold under repurchase agreements and securities loaned	21,628	21,626	2
Other liabilities	240	240	–
Subordinated debentures	110	120	(10)

The unrealized losses of these assets and liabilities recognized in income for the year ended October 31, 2009 was $443 million. The amount of changes in fair value attributable to changes in credit risk for loans and receivables and attributable to our credit spreads for our financial liabilities, and the methodology to determine these amounts are disclosed in Note 2. Changes in fair value since November 1, 2008 attributable to changes in our credit spreads increased the fair value of our term deposit liabilities by $550 million. This increase is primarily due to the reduction in our credit spreads for both Canadian and U.S. denominated term deposit liabilities as the credit market conditions improved. Changes in fair value in this period attributable to changes in credit risk or our credit spreads on Loans – Wholesale and Subordinated debentures, respectively, were not material.

Interest income and expense of these debt securities and loans are measured based on their interest rates and are reported in Net interest income.

Derivatives and hedging activities

On March 19, 2008, the FASB issued guidance under Topic 815, Derivatives and Hedging (Topic 815) (FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133). This guidance requires an entity to disclose how and why it uses derivatives, how it accounts for derivatives and any related hedged item, and how derivatives and hedged items affect the entity’s financial position, performance and cash flows. The guidance, which was effective for us on February 1, 2009, did not change the accounting for derivatives and hedged items, and therefore, our adoption of this standard did not affect our consolidated financial position or results of operations. Refer to Notes 1 and 7 for more information regarding our use of derivative instruments and hedging activities.

Fair value of derivatives by major types of products

The following table presents the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	2009
	Designated as hedging instruments in hedging relationships
	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)
Assets
Derivative financial instruments
Interest rate contracts	$1,130	$2,107	$–		$50,732
Foreign exchange contracts	–	–	139		25,598
Credit derivatives	–	–	–		5,320
Other contracts	–	–	–		7,359
Total	$1,130	$2,107	$139		$89,009
Liabilities
Derivative financial instruments
Interest rate contracts	$1,493	$82	$–		$46,551
Foreign exchange contracts	–	–	327		23,832
Credit derivatives	–	–	–		4,418
Other contracts	–	–	–		7,844
Total	$1,493	$82	$327		$82,645
Non-derivative financial instruments	$–	$–	$5,233	$	n.a.

(1)	Derivative liabilities include stable value contracts on $257 million of bank-owned life insurance policies and $3 million of 401(k) plans.
n.a.	not applicable

138            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Hedging activities by major types of products

	2009
	Net gains (losses) included in Non- interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
Ineffective portion
Interest rate contracts	$9	$	n.a.	$	n.a.
Cash flow hedges
Ineffective portion
Interest rate contracts	9		n.a.		n.a.
Effective portion
Interest rate contracts	n.a.		n.a.		185
Reclassified to income during the period (1)
Interest rate contracts	n.a.		53		n.a.
Net investment hedges
Foreign currency losses	n.a.		n.a.		(2,971)
Gains from hedges
Foreign exchange contracts	n.a.		n.a.		1,982
Non-derivative financial instruments	n.a.		n.a.		417
	$18		$53		$(387)

(1)	After-tax gains of $37 million were reclassified from AOCI to income for the year ended October 31, 2009.
n.a.	not applicable

Revenue from trading and selected non-trading financial instruments

2009
Non-interest income
Interest rate and credit	$1,789
Equities	169
Foreign exchange and commodities (1)	641
Total	$2,599

(1)	Includes precious metals.

Contingent features

Certain derivative instruments contain provisions that link our collateral posting requirements to our credit ratings from the major credit rating agencies. If our credit ratings were to fall, certain counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing overnight collateralization on net derivative liability positions. The aggregate net fair value of all derivative instruments with collateral posting requirements that are in a net liability position on October 31, 2009, is $10.5 billion for which we have posted collateral of $6.4 billion in the normal course of business. If our credit ratings had been downgraded to BBB on October 31, 2009, we would have been required to post an additional $2.2 billion of collateral to the counterparties of these contracts. If our credit ratings were to fall below BBB, we do not expect that the additional collateral that we would be required to post would be material.

Credit Derivatives and guarantees

On September 12, 2008, the FASB issued guidance under Topic 815 (FSP FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161). This guidance amends previous guidance under this topic by requiring more information about the potential adverse effects of changes in credit risk on the financial position, financial performance and cash flows of the sellers of credit derivatives, including credit derivatives embedded in hybrid instruments. The guidance also amends Topic 460, Guarantees (FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others), to require additional disclosure about the current status of the payment/performance risk of a guarantee. The above specific guidance under Topic 815, which was effective for us November 1, 2008, amends disclosure requirements for credit derivatives and certain guarantees, and therefore, it had no impact on our consolidated financial position or results of operations.

Events or circumstances that would require seller to perform under the credit derivative

Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument (referenced asset) from one counterparty to another. Credit derivatives provide protection against the decline in value of the referenced asset as a result of specified credit events such as default or bankruptcy.

Credit derivative instruments sold

Credit derivative instruments for which we are the seller of credit protection are summarized in the table below. These instruments have been classified as investment and non-investment grade based on the credit quality of the underlying referenced asset within the credit derivative. For most credit derivatives, the notional value represents the maximum amount payable by us. However, we do not exclusively monitor our exposure to credit derivatives based on notional value because this measure does not take into consideration the probability of occurrence. As such, the notional value is not a reliable indicator of our exposure to these contracts.

Credit derivatives – protection sold by ratings/maturity profile

	2009
	Maximum Payout / Notional				Fair value
	Within 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative
Credit default swaps (1)
Investment grade (2)	$6,380	$19,864	$5,338	$31,582	$227	$1,105
Non-investment grade (2)	1,668	6,880	1,489	10,037	74	1,377
Non-rated	707	7,279	532	8,518	33	368
	$8,755	$34,023	$7,359	$50,137	$334	$2,850
Credit default baskets
Not rated (3)	$1,161	$4,538	$2,543	$8,242	$–	$1,074
Total (4)	$9,916	$38,561	$9,902	$58,379	$334	$3,924

(1)	Credit default swaps include total return swaps which are nominal to the entire portfolio.
(2)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset. Where external ratings were not available, our internal ratings were used.
(3)	Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset; consequently, ratings have not been assigned because the underlying asset(s) cannot be reasonably rated.
(4)	At October 31, 2009, the notional value and net carrying value of credit protection sold in which we held purchased protection with identical underlying assets was $48.7 billion and $2.5 billion.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            139

Note 31 Reconciliation of the application of Canadian and United States generally accepted accounting principles (continued)

Guarantees

The following table summarizes significant guarantees we have provided to third parties by investment grade and non-investment grade.

	2009
	Maximum potential amount of future payments				Carrying amount
	Investment grade (1)	Non- investment grade (1)	Not rated	Total
Credit derivatives and written put options (2)	$7,508	$3,813	$8,399	$19,720	$1,049
Backstop liquidity facilities	23,806	1,176	–	24,982	66
Stable value products	21,777	–	–	21,777	260
Financial standby letters of credit and performance guarantees (3)	11,236	6,778	68	18,082	96
Credit enhancements	3,240	–	–	3,240	45
Mortgage loans sold with recourse	1,103	–	–	1,103	–

(1)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non- investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset. Where external ratings were not available, our internal ratings were used.
(2)	Ratings could not be assigned to credit default baskets of $1.9 billion and written put options of $6.5 billion.
(3)	Ratings could not be assigned to financial standby letters of credit and performance guarantees with a maximum potential amount of future payments of $68 million as the rating of the underlying entity for these guarantees is not available at this time.

Securitizations and VIEs

On December 11, 2008, the FASB amended disclosure guidance under Topic 860, Transfers and Servicing (Topic 860) and Topic 810, Consolidation (Topic 810) (FSP FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities about Transfer of Financial Assets and Interests in Variable Interest Entities), which amends previous disclosure requirements of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities by requiring public entities to provide additional disclosures related to their continuing involvement with transferred financial assets and the related risk retained as well as any contractual or non-contractual support provided and any future financial support to the special purpose entities (SPEs). It also amends previous disclosure requirements of FIN 46 (revised December 2003), Consolidation of Variable Interest Entities, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. The new disclosures requirements were effective for us on November 1, 2008, and had no impact on our consolidated financial position or results of operations.

Securitizations

Our securitization activities by major product type, our continuing involvement with the transferred asset and the related risk retained are described in Note 5.

The following table presents the total assets of the QSPE used for credit card securitizations and the classification of assets and liabilities recorded on our Consolidated Balance Sheets associated with our transactions with QSPE and SPEs. Refer to Note 5 for additional information.

	2009
	Interest in securitizations
	Credit cards	Commercial and residential mortgages
Total assets of QSPE (1)	$3,923	$	n.a.
On-balance sheet assets
Securities – Trading and Available-for-sale	$1,014		$1,479
Loans – Retail and Wholesale	6		–
Derivatives	–		203
Total	$1,020		$1,682
On balance sheet liabilities
Derivatives	$6		$673
Total	$6		$673

(1)	Represents the remaining principal balance of assets held by QSPE using the most current information available.
n.a.	not applicable.

VIEs

We perform qualitative, and in certain cases, quantitative, analyses to determine whether we are the Primary Beneficiary of a VIE based on the facts and circumstances and our interests in the VIE. We may also hold significant variable interests in VIEs, and while we do not consolidate these VIEs, we have recorded on our Consolidated Balance Sheets assets and liabilities arising from our transactions and involvement with these VIEs. This information is set forth in the table below. In addition, Topic 810 requires disclosures for VIEs that we sponsor and in which we hold variable interests. In determining whether we are a sponsor of a VIE, we consider both qualitative and quantitative factors, including the purpose and nature of the VIE, our continuing involvement in the VIE and whether we hold subordinated interests in the VIE. This table also includes VIEs for which we are sponsors of and hold a variable interest in, even if not significant.

140            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

	2009
	Multi-seller conduits (1)	Structured finance VIEs	Credit investment product VIEs (2)	Third-party conduits	Investment funds	Other (3)	Total
Total assets of unconsolidated VIEs	$26,181	$10,866	$2,662	$575	$110	$123,581	$163,975
On-balance sheet assets
Cash and due from banks	$–	$–	$–	$–	$–	$27	$27
Interest-bearing deposits with banks	–	–	–	–	–	119	119
Securities – Trading and Available-for-sale	4	1,308	–	–	32	93	1,437
Loans – Retail and Wholesale	1,683	1,499	–	119	–	–	3,301
Derivatives	–	30	698	–	–	–	728
Other assets	–	–	–	–	–	240	240
Total	$1,687	$2,837	$698	$119	$32	$479	$5,852
On-balance sheet liabilities
Derivatives	$–	$–	$168	$–	$25	$–	$193
Other liabilities	86	–	904	–	–	1	991
Total	$86	$–	$1,072	$–	$25	$1	$1,184
Maximum exposure to loss	$26,550	$3,577	$505	$250	$32	$196	$31, 110

(1)	Total assets represent maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at October 31, 2009. Actual assets held by these conduits as at October 31, 2009, were $18,908 million.
(2)	Excluded from this table are trading securities that we have transferred to these VIEs as collateral for the funded notes issued by the VIEs as at October 31, 2009. The transfers do not meet the sale recognition criteria under Topic 860; as a result, these assets remain on our Consolidated Balance Sheets and are accounted for as secured borrowings. See subsequent discussion on Creation of credit investment products.
(3)	Includes tax credit funds and mutual funds that we sponsor which are described in our Other significant vehicles discussion.

The following table presents the assets and liabilities of consolidated VIEs recorded on our Consolidated Balance Sheets.

	2009
	Structured finance VIEs	Investment funds	Other (1)	Total
Consolidated assets (2), (3)
Cash	$55	$65	$–	$120
Securities – Trading and Available-for-sale	1,025	481	–	1,506
Loans – Retail and Wholesale	1,496	–	11,356	12,852
Other assets	44	42	34	120
	$2,620	$588	$11,390	$14,598
Consolidated liabilities
Other liabilities (4)	$2,445	$62	$–	$2,507

(1)	Includes the assets of RBC Covered Bond Guarantor Limited Partnership (Guarantor LP).
(2)	As at October 31, 2009, our compensation vehicles held $64 million of our common shares, which are reported as Treasury shares and this amount represents the total assets of these vehicles. The obligation to provide our common shares to employees is recorded as an increase to Contributed surplus as the expense for the corresponding stock-based compensation plan is recognized.
(3)	Investors have recourse only to the assets of the related consolidated VIEs and do not have recourse to our general assets unless we breach our contractual obligations relating to those VIEs, provide liquidity facilities or credit enhancement facilities to, or enter into derivative transactions with, the VIEs. In the ordinary course of business, the assets of each consolidated VIE can generally only be used to settle the obligations of the VIE. Upon the occurrence of certain credit events, the assets of Guarantor LP, which are mortgages, will be used to settle the covered bonds issued by RBC. The loan provided by us to Guarantor LP to purchase the mortgages is eliminated by us upon consolidation.
(4)	Other liabilities generally represent notes issued by the VIEs.

The disclosures provided below should be read in conjunction with those provided in Note 6.

Multi-seller and third-party conduits

We do not maintain any ownership or retained interests in the six multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) that we administer and have no rights to, or control of, their assets. As the administrative agent, we earn a residual fee for providing services such as coordinating funding activities, transaction structuring, documentation execution and monitoring of transactions. The commercial paper issued by each multi-seller conduit is in the conduit’s own name with recourse to the financial assets owned by each multi-seller conduit, and is non-recourse to us except through our participation in liquidity and/or credit enhancement facilities. We may also purchase commercial paper issued by our multi-seller conduits in our capacity as placement agent in order to facilitate the overall program liquidity.

We provide transaction-specific and program-wide liquidity facilities to the multi-seller conduits. Our transaction-specific liquidity facilities are committed facilities and are generally equal to 102% of the financing limits established by the conduits under the receivable purchase agreements. Our program-wide liquidity facilities are uncommitted and provide us with the option, but not the obligation, to make advances in the form of loans to the multi-seller conduits. These facilities provide the multi-seller conduits with an alternative source of financing in the event that the multi-seller conduits are unable to access the commercial paper market. In addition, we provide program-wide credit enhancement to the multi-seller conduits which obligate us to purchase assets or advance funds in the event the multi-seller conduit does not otherwise have funds from other sources, such as from the liquidity facilities, to settle maturing commercial paper. The credit enhancement is sized at a minimum of 10% of the face amount of commercial paper outstanding. In some cases, we or another third party may provide transaction-specific credit enhancement which can take various forms. We receive market- based fees for providing these liquidity and credit facilities. Certain multi-seller conduits drew down some of our transaction-specific liquidity facilities. Refer to Notes 4 and 25 for additional details on these draws.

Each transaction is structured with transaction-specific credit enhancement provided by the third-party seller. This enhancement can take various forms, including but not limited to over collateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The amount of this enhancement varies but is generally sized to cover a multiple of loss experience.

An unrelated third party is exposed to a “multi-seller conduit first-loss position” as defined in Note 6. The multi-seller first-loss position is exposed to losses, should they occur, prior to us in our capacity as program wide credit enhancer or liquidity provider. To determine whether we are the Primary Beneficiary of the multi-seller conduits, we performed quantitative analyses which involve determining the cash flows of the assets of the multi-seller conduits and their probability of default or credit downgrade based on a Monte-Carlo simulation technique for which credit risk is a key variable. We also analyzed the variability that we are exposed to as a result of the administrative expenses incurred by the entities. This expected loss amount was then added to the expected losses from credit risk to arrive at the total expected losses of a multi-seller conduit. Based on our analysis, we are not the Primary Beneficiary and do not consolidate these conduits.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            141

Note 31 Reconciliation of the application of Canadian and United States generally accepted accounting principles (continued)

We hold significant variable interest in third-party asset-backed security conduits (third-party conduits) primarily through providing backstop liquidity facilities. We, as well as other financial institutions are obligated to provide funding under these facilities if these third party conduits have insufficient funding to settle outstanding commercial paper. Our liquidity support facilities do not expose us to the majority of the expected losses; therefore, we do not consolidate these conduits.

Structured finance VIEs

We purchased U.S. ARS from U.S. ARS VIEs. We also sell ARS into ARS TOB programs. In certain cases, we used expected loss analyses to determine whether we are the Primary Beneficiary of U.S. ARS VIEs and in ARS TOBs when it is not qualitatively apparent. The expected loss calculations consider the credit rating of assets, recovery rate and corporate ratings as inputs to project various cash flow and credit loss scenarios. In the case of U.S. ARS VIEs, the expected loss analyses are based on the credit risk on the portion of the debt that is not government guaranteed. We also take into consideration basis risk through projecting the interest rates of various indices. Using all of these inputs, we calculate the variability of excess spread cash flows, and determine whether we are exposed to the majority of the variability based on our note holdings in the U.S. ARS VIEs, or the letters of credit and liquidity facilities in the case of ARS TOB programs.

We sold ARS to an unaffiliated and unconsolidated VIE at fair market value. The purchase of the ARS by this entity was financed by a loan from us, and the loan is secured by various assets of the entity. Our loan is exposed to credit losses of the ARS, but is mitigated by high credit quality of the ARS. The entity also enters in derivative transactions for which we may be a guarantor of the obligations of the VIE. Our credit risk exposure to the VIE as a result of the guarantees is not significant because they are secured by cash collateral and the derivatives are subject to daily margining requirements. We serve various administrative roles for the VIE, including the remarketing agent for the ARS, and receive a fee commensurate with the services we provide. The counterparties to the interest rate derivatives are exposed to the majority of the VIE’s variability; as a result, we do not consolidate this entity.

Creation of credit investment products

In certain instances, we invest in the funded and unfunded notes issued by the credit investment product VIEs. We may transfer our assets to the VIEs as collateral for the funded notes with an obligation to buy these assets back in the future. The investors of the funded notes are not exposed to the credit or market risks of the collateral assets as we are required to repurchase the assets at their par value, but we mitigate substantially all of the credit and market risks of the collateral as we have the ability to substitute the collateral. The unfunded notes are in a senior position to the funded notes. The investors of these funded and unfunded notes are exposed to credit risk as a result of the credit protection provided by the VIEs, subject to their level of seniority. In our role of derivative counterparty to the VIEs, we also assume the associated counterparty credit risk of the VIEs. Currently, we act as sole arranger and swap provider for certain VIEs and, in most cases, act as the paying and issuing agent as well. Other independent third parties fulfill the remainder of the functions required for such a product.

Investment funds

Investment funds are generally financed through investments made by us or other third party investors. We also act as custodian or administrator for several funds. Our investments in certain funds may expose us to the market risk of the underlying investments. We may also be exposed to counterparty risk due to the equity derivative transactions.

Other significant vehicles

We created certain funds to pass through tax credits received from underlying low-income housing or historic rehabilitation real estate projects to third parties (tax credit funds). We are sponsors of the tax credit funds as a result of our responsibility to manage the assets, arrange the financing, and perform the administrative duties of these tax credit funds. We are also sponsors of our mutual funds as a result of our ability to influence the investment decisions of the mutual funds and our continuing involvement in the administration of these funds.

Offsetting of amounts related to certain contracts

On April 30, 2007, the FASB issued guidance FSP FIN 39-1, Amendment of FASB Interpretation No. 39 which amended certain aspects of Topic 210-20, Balance Sheet – Offsetting and Topic 815, Derivatives and Hedging (FIN 39, Offsetting of Amounts Related to Certain Contracts). These amendments to permit a reporting entity to offset the fair value of derivative instruments and the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against the fair value of derivative instruments executed with the same counterparty under the same master netting agreement, regardless of whether there is an intention to settle on a net basis. We adopted the guidance on November 1, 2008, and have offset fair value amounts on our U.S. GAAP Consolidated Balance

Sheets pursuant to this guidance as follows, including the comparative periods presented: as at October 31, 2009, the fair value amounts of derivative instruments that have been netted against derivative assets and derivative liabilities was $62.9 billion (October 31, 2008 – $76.2 billion); as at October 31, 2009, the cash collateral applied against derivative assets and derivative liabilities was $7.9 billion and $3.5 billion, respectively (October 31, 2008 – $5.0 billion and $7.5 billion, respectively); as at October 31, 2009, we held $9.1 billion (October 31, 2008 – $6.3 billion) of collateral on derivative positions, of which $7.3 billion (October 31, 2008 – $4.7 billion) could be applied against credit risk.

Amendment to impairment guidance of EITF Issue No. 99-20

On January 12, 2009, the FASB amended the impairment guidance in Topic 325-40, Investments – Other – Beneficial Interests in Securitized Financial Assets (FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 which amends EITF 99-20, Recognition of Interest income and Impairment on Purchased and Retained Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets) in order to more closely align the impairment model with that of Topic 320-10, Investments – Debt and

Equity Securities (FASB Statement No. 115, Accounting for certain Investments in Debt and Equity Securities). In particular, the amendments require management to assess whether it is probable that there has been an adverse change in the estimated cash flows for certain beneficial interest in securitized financial assets rather than using market participants assumptions when determining the future cash flows. The amendments became effective for us on November 1, 2008 and the impact of adopting it is not material to our consolidated financial position or results of operations.

142            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Income tax benefits of dividends on share-based payment awards

In June 2007, the FASB ratified the consensus reached by the EITF on Topic 718-740, Compensation – Stock Compensation – Income Taxes (EITF 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards), regarding realized tax benefits on dividend payments related to certain shared-based payment arrangements which can be treated as deductible compensation expense for income tax purposes. Under this guidance, a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified non-vested equity shares, non-vested equity share units, and outstanding share options should be recognized as an increase to additional paid-in capital (APIC). Those tax benefits are considered excess tax benefits under Topic 718. The EITF also reached a final consensus that if an entity's estimate of forfeitures increases (resulting in compensation expense), the amount of associated tax benefits that are reclassified from APIC to the income statement should be limited to the entity's pool of excess tax benefits. This guidance became effective for us on November 1, 2008, and the impact of adopting it is not material to our consolidated financial position or results of operations.

Other-than-temporary impairment of securities

On April 9, 2009, the FASB issued guidance under Topic 320, Investments – Debt and Equity Securities (Topic 320) (FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-than-Temporary Impairments), which amends the impairment assessment guidance and recognition principles of other-than-temporary impairment for debt securities and enhances the presentation and disclosure requirements for debt as well as equity securities. In accordance with this guidance, the unrealized loss of an available-for-sale debt security is an other-than-temporary impairment when: (i) the entity has the intent to sell the security; (ii) it is more likely than not that the entity will be required to sell the security before recovery of the amortized cost; or (iii) the entity does not expect to recover the entire amortized cost of the security (credit loss) even though it will not sell the security. If one of the first two conditions is met, the full amount of the unrealized loss in AOCI should be recognized in income. If these two conditions are not met but the entity has incurred a credit loss on the security, the credit loss and the non-credit related loss are recognized in income and OCI, respectively. This guidance became effective for us on May 1, 2009. Upon adoption of the standard, our opening Retained earnings increased and Accumulated other comprehensive income decreased by $225 million after taxes.

Other-than-temporary impairment losses of available-for-sale debt securities

2009
Credit related losses for securities which we do not intend to sell or more-likely-than-not will not be required to sell	$102
Total losses for securities which we intend to sell or more-likely-than-not will be required to sell	165
Total write-downs of debt securities recognized in income	$267
Add: Non-credit related losses of debt securities recognized in OCI (before income taxes) (1)	21
Total realized and unrealized other-than-temporary impairment losses (2)	$288

(1)	The balance presented excludes $519 million of gross unrealized gains recorded in OCI related to the securities which fair values have recovered above the amortized costs since the initial write-downs.
(2)	Represents total write-down and non-credit related losses of other-than-temporarily impaired debt securities recognized in income and OCI since May 1, 2009, our adoption date of Topic 320.

Cumulative other-than-temporary impairment credit losses of available-for-sale debt securities

2009
Credit losses of other-than-temporarily impaired debt securities upon the adoption of Topic 320 (FSP FAS 115-2 and 124-2) as at May 1, 2009	$322
Credit losses recognized in income on debt securities not previously impaired	64
Credit losses recognized in income on debt securities that have previously been impaired	38
Reductions related to securities that we intend to or it is more likely than not that we will be required to sell before recovery of amortized costs	(19)
Reductions due to securities sold or matured during the period	(4)
Balance at end of the year	$401

Refer to Note 3 for the methodology and significant inputs used to determine credit losses.

Subsequent events

In May, 2009, the FASB issued guidance under Topic 855-10, Subsequent Events (Topic 855-10) (FASB Statement No. 165, Subsequent Events) which is effective for our October 31, 2009 year end. Topic 855-10 requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. We have evaluated subsequent events up to and including December 3, 2009, which is the date that our Board of Directors approved our 2009 Annual Consolidated Financial Statements.

Future accounting changes

We are currently assessing the impact of adopting the new accounting standards described below on our consolidated financial position and results of operations.

Business combinations

In December 2007, the FASB replaced the guidance on Topic 805, Business Combinations (FASB Statement No. 141 (revised 2007),

Business Combinations), which replaces FASB Statement No. 141, Business Combinations). The new guidance, which will be effective for us on November 1, 2009, retains the fundamental requirements in original guidance, being the requirement to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. Significant changes by the revisions are as follows:

•	More assets acquired and liabilities assumed to be measured at fair value as of the acquisition date;

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            143

Note 31 Reconciliation of the application of Canadian and United States generally accepted accounting principles (continued)

•	All acquisition-related costs must be expensed; and
•	Non-controlling interest in subsidiaries initially to be measured at fair value and classified as a separate component of equity.

Accounting for Assets acquired and liabilities assumed in a business combination that arise from contingencies

In April 2009, the FASB issued guidance under Topic 805-20, Business Combinations – Identifiable Assets and Liabilities and Any Noncontrolling Interest (FSP No. 141 (R)-1, Accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies), which will be effective for us on November 1, 2009. This guidance requires an acquirer to measure assets acquired and liabilities assumed in a business combination that arise from contingencies at their acquisition-date fair value if they can be determined. If fair value cannot be determined, then the recognition criteria and guidance of Topic 450, Contingencies (FASB Statement No. 5, Accounting for Contingencies) and Topic 450-20, Contingencies – Loss Contingencies (FIN 14, Reasonable Estimation of the Amount of a Loss, an interpretation of FASB Statement No. 5) apply. Following initial recognition, a company shall develop a systematic and rational basis for subsequent measurement of liabilities, depending on their nature.

Non-controlling interest

In December 2007, the FASB issued guidance under Topic 810, Consolidation (FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51), which will be effective for us on November 1, 2009. Significant requirements include:

•	Ownership interests in subsidiaries held by parties other than the parent must be presented separately from the parent’s equity;
•	The amount of consolidated net income attributable to the parent and to the non-controlling interest must be clearly identified and presented on the consolidated statement of income;
•	After control is obtained, a change in ownership interests that does not result in a loss of control should be accounted for as an equity transaction; and
•

A change in ownership of a consolidated subsidiary that results in a loss of control and deconsolidation will trigger recognition of a gain or loss and any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value.

Convertible debt instruments

In May 2008, the FASB issued guidance under Topic 470-20, Debt with Conversion and Other Options (FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)). This guidance clarifies that issuers of convertible debt instruments should separately account for the liability and equity components in order to properly reflect the entity’s borrowing rate that would be applied to a nonconvertible debt instrument. The guidance will be effective for us on November 1, 2009.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions

In February, 2008, the FASB issued guidance under Topic 860 (FSP FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions), which will be effective for us on November 1, 2009. This guidance requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction unless certain criteria are met.

Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock

In June 2008, the FASB issued guidance under Topic 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity (EITF 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock), which will be effective for us on November 1, 2009. This guidance establishes a two-step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company’s own stock for purposes of determining whether the derivative scope exception in Topic 815, Derivatives and Hedging should be applied.

Accounting for Financial Guarantee Insurance Contracts

In May 2008, the FASB issued guidance under Topic 944, Financial Services – Insurance (FASB Statement No. 163, Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60), which will be effective for us on November 1, 2009. The guidance requires an insurance enterprise to recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation, and clarifies the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures.

Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount Based on the Stock of an Entity’s Consolidated Subsidiary

In November 2008, the FASB issued guidance under Topic 815 (EITF 08-8, Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount that is Based on the Stock of an Entity’s Consolidated Subsidiary), which will be effective for us on November 1, 2009. The guidance clarifies whether a financial instrument for which the payoff to the counterparty is based in whole or in part on the stock of an entity’s consolidated subsidiary, is indexed to the reporting entity’s own stock, and therefore should not be precluded from qualifying for the derivatives scope exception.

Equity Method Investment Accounting

In November 2008, the FASB issued guidance under Topic 323, Investments – Equity Method and Joint Ventures (EITF 08-6, Equity Method Investment Accounting Considerations) which will be effective for us on November 1, 2009. The guidance clarifies the accounting for certain transactions and impairment considerations involving equity method investments.

Maintenance Deposits under Lease Arrangements

In June 2008, the FASB issued guidance under Topic 840, Leases (EITF 08-3, Accounting by Lessees for Maintenance Deposits under Lease Arrangements) which will be effective for us on November 1, 2009. Guidance is provided on whether a lessee should account for maintenance deposits as a deposit or as contingent rental expense.

Participating Securities

In June 2008, the FASB issued guidance under Topic 260, Earnings per Share (FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities) which will be effective for us on November 1, 2009. The guidance defines unvested share-based payment awards that contain non-forfeitable rights to dividends as participating securities that should be included in computing earnings per share using the two-class method.

Determining the Useful Life of Intangible Assets

In April 2008, the FASB issued guidance under Topic 350, Intangibles – Goodwill and Other (FSP FAS 142-3, Determination of the Useful Life of Intangible Assets) which will be effective for us on November 1, 2009. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of recognized intangible assets.

144            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU 2009-5, Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value, which will be effective for us on November 1, 2009. The guidance specifies the methods to be used to fair value a liability where a quoted price in an active market for an identical liability is unavailable and clarifies that the fair value of a liability can be measured in relation to the quoted price of the liability when it trades as an asset in an active market, without adjusting the price for restrictions that prevent the sale of the liability.

Investments in Certain Entities that Calculate Net Asset Value Per Share

In September 2009, the FASB issued ASU 2009-12, Fair Value Measurements and Disclosures (Topic 820)—Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)

which will be effective for us on November 1, 2009. This update provides guidance on measuring the fair value of certain alternative investments, and permits entities to use net asset value as a practical expedient to measure the fair value of its investments in certain investment funds. Additional disclosures are also required regarding the nature and risk of such investments.

Other changes

The FASB issued guidance under Topic 715 (FSP FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets) which will be effective for us on October 31, 2010. In addition, the following guidance issued by the FASB will be effective for us on November 1, 2010: FASB Statement No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140, FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing, and ASU 2009-13, Multiple-Deliverable Revenue Arrangements.

Note 32 Parent company information

The following table presents information regarding the legal entity of Royal Bank of Canada with its subsidiaries presented on an equity accounted basis.

Condensed Balance Sheets

As at October 31	2009	2008
Assets
Cash and due from banks	$3,397	$3,649
Interest-bearing deposits with banks	3,350	11,497
Securities	93,441	93,981
Investments in bank subsidiaries and associated corporations	27,882	27,661
Investments in other subsidiaries and associated corporations	21,153	21,786
Assets purchased under reverse repurchase agreements	5,519	5,619
Loans, net of allowances for loan losses	225,595	218,449
Net balances due from bank subsidiaries	2,690	16,778
Net balances due from other subsidiaries	1,718	1,232
Other assets	106,737	156,701
	$491,482	$557,353
Liabilities and shareholders’ equity
Deposits	$318,996	$351,286
Other liabilities	129,120	167,448
	448,116	518,734
Subordinated debentures	6,460	7,981
Shareholders’ equity	36,906	30,638
	$491,482	$557,353

Condensed Statements of Income

For the year ended October 31	2009	2008	2007
Interest income (1)	$13,824	$18,615	$17,563
Interest expense	6,280	11,302	12,940
Net interest income	7,544	7,313	4,623
Non-interest income (2)	4,276	3,882	4,408
Total revenue	11,820	11,195	9,031
Provision for credit losses	2,125	1,116	702
Non-interest expense	6,477	5,372	5,905
Income before income taxes	3,218	4,707	2,424
Income taxes	180	1,257	454
Net income before equity in undistributed income of subsidiaries	3,038	3,450	1,970
Equity in undistributed income of subsidiaries	820	1,105	3,522
Net income	$3,858	$4,555	$5,492

(1)	Includes dividend income from investments in subsidiaries and associated corporations of $18 million, $415 million and $420 million for 2009, 2008 and 2007, respectively.
(2)	Includes loss from associated corporations of $7 million for 2009 and income of $4 million and $4 million for 2008 and 2007, respectively.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2009            145

Note 32 Parent company information (continued)

Condensed Statements of Cash Flows

For the year ended October 31	2009	2008	2007
Cash flows from operating activities
Net income	$3,858	$4,555	$5,492
Adjustments to determine net cash from operating activities:
Change in undistributed earnings of subsidiaries	(820)	(1,105)	(3,522)
Other operating activities, net	10,795	(5,091)	9,741
Net cash from (used in) operating activities	13,833	(1,641)	11,711
Cash flows from investing activities
Change in interest-bearing deposits with banks	8,147	(6,343)	(2,234)
Change in loans, net of loan securitizations	(33,651)	(44,567)	(43,229)
Proceeds from loan securitizations	21,494	9,480	8,117
Proceeds from sale of available-for-sale securities	9,143	5,221	2,438
Proceeds from maturity of available-for-sale securities	7,239	6,060	4,891
Purchase of available-for-sale securities	(13,346)	(11,743)	(6,739)
Net acquisitions of premises and equipment	(439)	(616)	(481)
Change in assets purchased under reverse repurchase agreements and securities borrowed	100	4,990	(1,388)
Change in cash invested in subsidiaries	497	(6,055)	(2,101)
Change in net funding provided to subsidiaries	13,236	9,436	8,062
Net cash from (used in) investing activities	12,420	(34,137)	(32,664)
Cash flows from financing activities
Change in deposits	(32,290)	45,163	20,225
Issue of subordinated debentures	–	2,000	87
Repayment of subordinated debentures	(1,659)	(500)	(989)
Issue of preferred shares	2,150	613	1,150
Redemption of preferred shares for cancellation	–	(300)	(150)
Issuance costs	(77)	(11)	(23)
Issue of common shares	2,439	149	155
Purchase of common shares for cancellation	–	(55)	(646)
Sale of treasury shares	72	74	208
Purchase of treasury shares	(60)	(76)	(133)
Dividends paid	(2,744)	(2,688)	(2,278)
Change in obligations related to assets sold under repurchase agreements and securities loaned	2,649	3,541	(553)
Change in obligations related to securities sold short	3,015	(11,475)	3,968
Net cash (used in) from financing activities	(26,505)	36,435	21,021
Net change in cash and due from banks	(252)	657	68
Cash and due from banks at beginning of year	3,649	2,992	2,924
Cash and due from banks at end of year	$3,397	$3,649	$2,992
Supplemental disclosure of cash flow information
Amount of interest paid in year	$7,565	$11,524	$13,061
Amount of income taxes (recovered) paid in year	$(947)	$1,052	$(165)

Note 33 Subsequent Event

As discussed in Note 25, Royal Bank of Canada and certain related entities were defendants in a class action brought by the Regents of the University of California which was consolidated with the lead action entitled Newby v Enron Corp., which was the main consolidated purported Enron shareholder class action. This class action against Royal Bank of Canada and certain related entities was dismissed with prejudice on December 2, 2009. We are evaluating the $60 million (US$50 million) provision that we had established in light of this development for possible adjustment in the first quarter of 2010.

146            Royal Bank of Canada: Annual Report 2009             Consolidated Financial Statements

Glossary

Acceptances

A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Allowance for credit losses

The amount deemed adequate by management to absorb identified credit losses as well as losses that have been incurred but are not yet identifiable as at the balance sheet date.

Alt-A assets

A term used in the U.S. to describe assets (mainly mortgages) with a borrower risk profile between the prime and subprime categorizations. Categorization of assets as Alt-A (as opposed to prime) varies, such as limited verification or documentation of borrowers’ income or a limited credit history.

Asset-backed securities (ABS)

Securities created through the securitization of a pool of assets, for example auto loans or credit card loans.

Assets-to-capital multiple

Total assets plus specified off balance sheet items, as defined by OSFI, divided by total regulatory capital.

Assets under administration (AUA)

Assets administered by us, which are beneficially owned by clients, as at October 31, unless otherwise noted. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.

Assets under management (AUM)

Assets managed by us, which are beneficially owned by clients, as at October 31, unless otherwise noted. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. We have assets under management that are also administered by us and included in assets under administration.

Auction rate securities (ARS)

Securities issued through variable interest entity (VIE) trusts that hold long-term assets funded with long-term debt, with an interest rate reset every week to 35 days via auctions managed by participating financial institutions.

Bank-owned life insurance contracts (BOLI)

Our U.S. Insurance and Pension solutions business provides banks with BOLI stable value agreements (“wraps”) which insure the life insurance policy’s cash surrender value from market fluctuations on the underlying investments, thereby guaranteeing a minimum tax-exempt return to the counterparty.

Basis point (bp)

One one-hundredth of a percentage point (.01%).

Canadian GAAP

Canadian generally accepted accounting principles.

Capital adequacy

The level of capital that is sufficient to underpin risk and accommodate potential unexpected increases in risk within specified regulatory targets while maintaining our business plans. This includes risks for which minimum regulatory capital requirements may not be specified.

Capital position

Quantifies the extent to which illiquid assets are funded by non-core liabilities and represents a formula-based measure of both comparative and directional structural liquidity risk.

Cash capital position

Quantifies the extent to which illiquid (long term) assets are funded by short-term liabilities and represents a formula-based measure of both comparative and directional structural liquidity risk.

Collateral

Assets pledged as security for a loan or other obligation. Collateral can take many forms, such as cash, highly rated securities, property, inventory, equipment, receivables.

Collateralized debt obligation (CDO)

An investment grade security that is backed by a pool of bonds, loans and/or any other type of debt instrument.

Collateralized loan obligation (CLO)

Securities which are backed by a pool of commercial or personal loans, structured so that there are several classes of bondholders with varying maturities, called tranches.

Commercial mortgage-backed securities (CMBS)

Securities created through the securitization of commercial mortgages.

Commitments to extend credit

Unutilized amount of credit facilities available to clients either in the form of loans, bankers’ acceptances and other on-balance sheet financing, or through off-balance sheet products such as guarantees and letters of credit.

Covered bonds

Full recourse on-balance sheet obligations issued by banks and credit institutions that are also fully collateralized by assets over which investors enjoy a priority claim in the event of an issuer’s insolvency.

Credit default swaps (CDS)

A derivative contract that provides the purchaser with a one-time payment should the referenced entity/entities default (or a similar triggering event occur).

Derivative

A contract between two parties, which requires little or no initial investment and where payments between the parties are dependent upon the movements in price of an underlying instrument, index or financial rate. The notional amount of the derivative is the contract amount used as a reference point to calculate the payments to be exchanged between the two parties, and the notional amount itself is generally not exchanged by the parties.

Dividend payout ratio

Common dividends as a percentage of net income after preferred share dividends.

Dividend yield

Dividends per common share divided by the average of the high and low share prices in the relevant period.

Documentary and commercial letters of credit

Written undertakings by a bank on behalf of its client (typically an importer), authorizing a third party (typically an exporter) to draw drafts on the bank up to a stipulated amount under specific terms and conditions. Such undertakings are established for the purpose of facilitating international trade.

Earnings per share (EPS), basic

Calculated as net income less preferred share dividends divided by the average number of shares outstanding.

Earnings per share (EPS), diluted

Calculated as net income less preferred share dividends divided by the average number of shares outstanding adjusted for the dilutive effects of stock options and other convertible securities.

Economic Capital

An estimate of the amount of equity capital required to underpin risks. It is calculated by estimating the level of capital that is necessary to support our various businesses, given their risks, consistent with our desired solvency standard and credit ratings.

Embedded value

Embedded value is a measure of the shareholder value embedded in the balance sheet of our Insurance segment, excluding any value associated from future new sales. The change in embedded value between reporting periods is used by management as a measure of the value created by the operations during the year. The value of in-force business is the present value of future expected earnings on in-force business less the present value of capital required to support in-force business.

Fair value

The amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Fair value adjustments on certain RBC debt designated as held-for-trading

The change in fair value of deposit liabilities and subordinated debentures designated as held-for-trading, largely as a result of the widening/(tightening) of our credit spreads, is defined as fair value adjustments on RBC debt designated as held-for-trading.

Gross adjusted assets (GAA)

GAA are used in the calculation of the Assets-to-capital multiple. They represent our total assets including specified off-balance sheet items and net of prescribed deductions.

Guarantees and letters of credit

Primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties.

Hedge

A risk management technique used to insulate financial results from market, interest rate or foreign currency exchange risk (exposure)

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arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions.

Hedge funds

A type of investment fund, marketed to wealthy individuals and institutions, that is subject to limited regulation and restrictions on its investments compared to retail mutual funds, and that often utilize aggressive strategies such as selling short, leverage, program trading, swaps, arbitrage and derivatives.

Impaired loans

Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.

Innovative capital instruments

Innovative capital instruments are capital instruments issued by Special Purpose Entities (SPEs), whose primary purpose is to raise capital.

Master netting agreement

An agreement between us and a counterparty designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.

Monoline insurer

Insurance companies that specialize in financial guaranty insurance products, predominantly for the municipal bond market in the U.S. and structured finance products, such as CDOs.

Net interest income

The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.

Net interest margin (average assets)

Net interest income as a percentage of total average assets.

Net interest margin (average earning assets)

Net interest income as a percentage of total average earning assets.

Normal course issuer bid (NCIB)

A program for the repurchase of our own shares, for cancellation, through a stock exchange that is subject to the various rules of the relevant stock exchange and securities commission.

Off-balance sheet financial instruments

A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, stable value products, financial standby letters of credit, performance guarantees, credit enhancements, mortgage loans sold with recourse, commitments to extend credit, securities lending, documentary and commercial letters of credit, note issuances and revolving underwriting facilities, securities lending indemnifications and other indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI)

The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. OSFI’s mission is to safeguard policyholders, depositors and pension plan members from undue loss.

Options

A contract or a provision of a contract that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.

Provision for credit losses

The amount charged to income necessary to bring the allowance for credit losses, including specific and general to a level determined appropriate by management.

Repurchase agreements

Involve the sale of securities for cash at a near value date and the simultaneous repurchase of the securities for value at a later date.

Residential mortgage-backed securities (RMBS)

Securities created through the securitization of residential mortgage loans.

Return on common equity (ROE)

Net income less preferred share dividends, expressed as a percentage of average common equity.

Reverse repurchase agreements

Involve the purchase of securities for cash at a near value date and the simultaneous sale of the securities for value at a later date.

Risk

Financial institutions face a number of different risks that expose them to possible losses including credit risk, market risk, operational risk, liquidity and funding risk, reputation risk, regulatory and legal risk, insurance risk, strategic risk, competitive risk and systemic risk.

Risk-adjusted assets (RAA) – Basel II

Used in the calculation of risk-based capital ratios as defined by guidelines issued by OSFI based on Basel II, effective November 1, 2007.

Securities lending

Transactions in which the owner of a security agrees to lend it under the terms of a prearranged contract to a borrower for a fee. The borrower must collateralize the security loan at all times. There are two types of securities lending arrangements: lending with and without credit or market risk indemnification.

Securities sold short

A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securitization

The process by which various financial assets are packaged into newly issued securities backed by these assets.

Special purpose entities (SPEs)

SPEs are principally used to securitize financial and other assets in order to obtain access to funding, to mitigate credit risk and to manage capital.

Standardized Approach

Risk weights prescribed by OSFI are used to calculate risk-weighted assets for the credit risk exposures.

Structured investment vehicles

Managed investment vehicle that holds mainly highly rated asset-backed securities and funds itself using the short-term commercial paper market as well as the medium-term note (MTN) market.

Subprime loans

Subprime lending is the practice of making loans to borrowers who do not qualify for the best market interest rates because of their deficient credit history. Subprime lending carries more risk for lenders due to the combination of higher interest rates for the borrowers, poorer credit histories, and adverse financial situations usually associated with subprime applicants.

Super senior tranches of structured credit transactions

Represents the most senior class of commercial paper or notes that are issued in structured credit transactions. These financial instruments benefit from the subordination of all other securities, issued by structured credit vehicles.

Survival horizon

Measures the length of time over which RBC would have sufficient funds to repay its maturing liabilities and finance off-balance sheet commitments if access to wholesale unsecured funding suddenly became unavailable and liquid assets, excluding any portion of mortgages and loans, were monetized.

Synthetic securitization

The transfer of risks relating to selected elements of our financial assets to unaffiliated third parties through the use of certain financial instruments such as credit default swaps and guarantees.

Taxable equivalent basis (teb)

Income from certain specified tax advantaged sources is increased to a level that would make it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax net income.

Tier 1 capital and Tier 1 capital ratio

Tier 1 capital consists of more permanent components of capital, is free of mandatory fixed charges against earnings and has a subordinate legal position to the rights of depositors and other creditors of the financial institution. The Tier 1 capital ratio is calculated by dividing the adjusted net Tier 1 capital by risk-adjusted assets.

Tier 2 capital

Tier 2 capital is composed of supplementary capital instruments that contribute to the overall strength of a financial institution as a going concern.

Total capital

Total capital is defined as the total of net Tier 1 and Tier 2 capital.

Tranche

A security class created by a process used in structured finance whereby the risks and returns associated with a pool of assets is packaged into several classes of securities

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offering different risk and return profiles from

those of the underlying asset pool.

U.S. GAAP

U.S. generally accepted accounting principles.

Value-at-Risk (VaR)

A generally accepted risk-measurement concept that uses statistical models based on historical information to estimate within a given level of confidence the maximum loss in market value we would experience in our trading portfolio from an adverse one-day movement in market rates and prices.

Variable interest entity (VIE)

An entity which either does not have sufficient equity at risk to finance its activities without additional subordinated financial support, or where the holders of the equity at risk lack the characteristics of a controlling financial interest.

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